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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on October 6, 2014

Registration No. 333-196521

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Cnova N.V.
(Exact name of Registrant as specified in its charter)

The Netherlands (State or other jurisdiction of incorporation or organization)	5961 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Professor Dr Dorgelolaan 30D
5613 AM Eindhoven
The Netherlands
+31 (0)40 250-2258
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

C T Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Joshua G. Kiernan, Esq. Colin J. Diamond, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 Phone: (212) 819-8200 Fax: (212) 354-8113	Adam O. Emmerich, Esq. Gordon S. Moodie, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Phone: (212) 403-1000 Fax: (212) 403-2000	Phyllis G. Korff, Esq. Yossi Vebman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Phone: (212) 735-3000 Fax: (212) 735-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)

Ordinary shares, par value €0.05 per share	$100,000,000	$12,880

(1)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)
Includes share issuable upon the exercise of the underwriters' over-allotment option to purchase additional ordinary shares.
(3)
Previously paid.

          The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated October 6, 2014

PROSPECTUS

ORDINARY SHARES

Cnova N.V.

        We are offering a total of            of our ordinary shares, par value €0.05 per share. The underwriters may also purchase up to            ordinary shares from us at the public offering price, less the underwriting discount, within 30 days to cover over-allotments, if any. This is the initial public offering of our ordinary shares. Currently, there is no public market for our ordinary shares.

        We expect that the initial public offering price will be between $        and $        per ordinary share. We have applied to have our ordinary shares listed on the NASDAQ Global Select Market under the symbol "CNV."

        Our ordinary shares have one vote per share. Investors who receive ordinary shares in this offering will not receive special voting shares, which are shares that will effectively provide our founding shareholders and their permitted transferees with double voting rights. Following the completion of this offering, it is expected that our founding shareholders will beneficially own                     % of our ordinary shares and 100% of our special voting depository receipts for our special voting shares, representing                    % of the voting power of all of our ordinary shares and special voting shares voting together as a single class, assuming no exercise of the underwriters' over-allotment option to purchase additional ordinary shares.

        Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Investing in our ordinary shares involves risks. See "Risk Factors" beginning on page 14 of this prospectus.

	Per Ordinary Share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

        Our ordinary shares will be ready for delivery on or about                        , 2014.

Morgan Stanley	J.P. Morgan

BofA Merrill Lynch	Credit Suisse	Deutsche Bank Securities

The date of this prospectus is                        , 2014.

        You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf to which we have referred you. We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the underwriters do not take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you, and none of us has authorized any other person to provide you with different or additional information. We and the underwriters are not making an offer to sell the ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of the prospectus or any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

        For investors outside of the United States, neither we nor any of the underwriters have done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

i

MARKET AND INDUSTRY DATA

        This prospectus includes estimates of market share and industry data and forecasts that we have obtained from industry publications, surveys and forecasts, as well as from internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. This prospectus also includes market share and industry data that we have prepared primarily based on our knowledge of the industry in which we operate. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed in the sections entitled "Important Information and Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors."

        All information regarding our market and industry is based on the latest data currently available to us, which in some cases may be several years old. In addition, some of the data and forecasts that we have obtained from industry publications and surveys and/or internal company sources are provided in foreign currencies.

EXCHANGE RATES

        All references in this prospectus to "U.S. dollars" or "$" are to the legal currency of the United States, all references to "€" or "euro" are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended, and all references to the "real" or "R$" are to Brazilian reais, the official currency of the Federative Republic of Brazil, or Brazil. This prospectus contains translations of euro amounts into U.S. dollars at specific rates. Unless otherwise noted, all translations from euros to U.S. dollars and from U.S. dollars to euros in this prospectus were made at a rate of $1.3690 per euro, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2014.

        The table below shows the period end, average, high and low exchange rates of U.S. dollars per euro for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the euro on each business day during the relevant year indicated or each business day during the relevant month indicated.

Year Ended December 31,	High	Low	Average	Year End
2009	1.5100	1.2547	1.3935	1.4332
2010	1.4536	1.1959	1.3261	1.3269
2011	1.4875	1.2926	1.3931	1.2973
2012	1.3463	1.2062	1.2859	1.3186
2013	1.3816	1.2774	1.3281	1.3779

Month	High	Low	Average	Month End
April 30, 2014	1.3898	1.3704	1.3810	1.3870
May 31, 2014	1.3924	1.3596	1.3739	1.3640
June 30, 2014	1.3690	1.3522	1.3595	1.3690
July 31, 2014	1.3681	1.3378	1.3533	1.3390
August 31, 2014	1.3436	1.3150	1.3315	1.3150
September 30, 2014	1.3136	1.2628	1.2889	1.2628

        The noon buying rate of the Federal Reserve Bank of New York for the euro on October 3, 2014 was €1.00 = $0.7989.

        The table below shows the period end, average, high and low exchange rates of euros per real for the periods shown. Average rates are computed by using the foreign exchange reference rate as published by the European Central Bank on its website for the real on each business day during the relevant year indicated or each business day during the relevant month indicated.

Year Ended December 31,	High	Low	Average	Year-End
2009	0.4011	0.3081	0.3628	0.3982
2010	0.4598	0.3828	0.4298	0.4509
2011	0.4585	0.3896	0.4303	0.4139
2012	0.4449	0.3613	0.3999	0.3699
2013	0.3955	0.3070	0.3507	0.3070

Month	High	Low	Average	Month-End
April 30, 2014	0.3300	0.3189	0.3240	0.3200
May 31, 2014	0.3312	0.3205	0.3278	0.3299
June 30, 2014	0.3344	0.3220	0.3291	0.3333
July 31, 2014	0.3349	0.3291	0.3321	0.3316
August 31, 2014	0.3378	0.3265	0.3310	0.3378
September 30, 2014	0.3443	0.3182	0.3325	0.3245

        The reference rate of the European Central Bank for the real on October 3, 2014 was R$1.00 = €0.3181.

        We make no representation that any euro, U.S. dollar or real amounts could have been, or could be, converted into U.S. dollars or euro, as the case may be, at any particular rate, at the rates stated above, or at all. The rates set forth above are provided solely for your convenience and may differ from the actual rates used in the preparation of the consolidated financial statements included in this prospectus and other financial data appearing in this prospectus.

TRADEMARKS

        We have proprietary and licensed rights to trademarks used in this prospectus which are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the "®" or "™" symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. Except for the trademarks and domain names licensed to us by our indirect shareholders CBD and Via Varejo, we do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.

 CERTAIN DEFINITIONS

        Unless the context indicates otherwise, references to "we," "our," "us," "Cnova" and "the Company" in this prospectus, refer to Cnova N.V. and its subsidiaries. Any reference to "our brands" or "our domain names" in this prospectus includes the brands "Cdiscount," "Extra," "Casas Bahia" and "Ponto Frio" and related domain names, which are either registered in the names of our Parent Companies or in the name of Cdiscount as more fully described herein. Additionally, unless the context indicates otherwise, the following definitions apply throughout this prospectus:

Big C Supercenter	Big C Supercenter plc and its subsidiaries
Casino	Casino, Guichard-Perrachon S.A.
Casino Group	Casino, Guichard-Perrachon S.A. and its subsidiaries and, where appropriate, the controlling holding companies of Casino, including Rallye S.A. and Euris S.A.S., which are ultimately controlled by our chairman Jean-Charles Naouri
CBD	Companhia Brasileira de Distribuição and its subsidiaries (together, commonly known as Grupo Pão de Açúcar, or GPA)
Cdiscount	Cdiscount S.A. and its subsidiaries
Cdiscount Group	Cdiscount Group S.A.S. (formerly Casino Entreprise S.A.S.) and its subsidiaries
Dutch HoldCo	Marneylectro B.V. (formerly Jaïpur Financial Markets B.V.), a wholly owned subsidiary of Lux HoldCo, organized under Dutch law
Éxito	Almacenes Éxito S.A. and its subsidiaries
Founding Shareholders	Casino, CBD, Via Varejo, Éxito and, subject to the Double Voting Right Structure, certain current and former managers of Nova Pontocom. The interests of CBD, Via Varejo and the managers of Nova Pontocom in Cnova are held indirectly through Nova HoldCo, Lux HoldCo and Dutch HoldCo
Lux HoldCo	Marneylectro S.à r.l. (formerly Jaïpur Financial Markets S.à r.l.), a wholly owned subsidiary of Nova HoldCo, organized under Luxembourg law
Nova HoldCo	Nova Pontocom Comércio Eletrônico S.A., following the completion of the Reorganization (as defined on page 5 of this prospectus)
Nova OpCo	CNova Comércio Eletrônico S.A., a wholly owned subsidiary of Cnova owning the Brazilian eCommerce businesses of CBD and Via Varejo following the completion of the Reorganization
Nova Pontocom	Nova Pontocom Comércio Eletrônico S.A. and its subsidiaries, prior to completion of the Reorganization
Parent Companies	Big C Supercenter, Casino, CBD, Éxito and Via Varejo, each of which is an affiliate of Cnova
Rallye	Rallye S.A. and its subsidiaries
Via Varejo	Via Varejo S.A. and its subsidiaries

 SUMMARY

        The following summary highlights certain information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. Because this is only a summary, it may not contain all of the information that is important to you in making a decision to invest in our ordinary shares. Before making an investment decision, you should carefully read the entire prospectus, including the "Risk Factors" and "Important Information and Cautionary Statement Regarding Forward-Looking Statements" sections, our audited consolidated financial statements and the notes to those statements.

Our Business

        We are one of the largest global eCommerce companies, with operations in Europe, Latin America and Asia. Among non-travel pure player eCommerce companies, we are the sixth largest by sales and the eighth largest by unique monthly visitors. Our current geographies represent over 530.0 million people, with €0.8 trillion ($1.2 trillion) in non-food total retail spend for the year ended December 31, 2013. For the same period, we had gross merchandise volume, or GMV, of €3,563.6 million ($4,878.6 million), representing a 21.4% increase over pro forma GMV for the year ended December 31, 2012, on a constant exchange rate basis. For the six months ended June 30, 2014, our GMV was €1,943.5 million ($2,660.7 million), representing a 32.9% increase over our GMV for the same period in 2013, on a constant exchange rate basis. For the three months ended September 30, 2014, our GMV was €1,100.8 million ($1,507.0 million), representing a 29.6% increase over our GMV for the same period in 2013, on a constant exchange rate basis. Over the seven quarters ended September 30, 2014, our GMV has shown year-over-year growth of 12.6%, 22.3%, 25.9%, 24.9%, 32.1%, 34.6% and 29.6%, on a constant exchange rate basis.

        We believe we provide our customers with the best value proposition through a low-cost business model that allows us to offer attractive pricing, an extensive product assortment and highly differentiated delivery and payment solutions. We achieve this through our scalable and proprietary technology platforms and preferred relationships with our Parent Companies, which are among the largest retailers in the markets in which we operate.

        As of September 30, 2014, we offered our over 12.9 million active customers access to a wide and growing assortment of approximately 12.1 million product offerings through a combination of our direct sales and sales by third-party vendors. Our 7.8 million placed orders in the three months ended September 30, 2014, represented a year over year increase of placed orders by 39.0%, while our active customers increased by 27.6% over the same period. Our most significant product categories in terms of GMV are home appliances, consumer electronics, computers and home furnishings. Our branded sites, including Cdiscount, Extra, Casas Bahia and Ponto Frio, are among the most well-recognized in the markets in which we operate.

        We believe we are the largest eCommerce company in France, where we hold the leading eCommerce market position, with 24.0% to 39.7% market shares in June 2014, in a number of our product categories, based on revenues. From 2008 to 2013, our GMV in France experienced a compound annual growth rate, or CAGR, of 15.1%. We believe we are the second largest eCommerce company in Brazil, with a CAGR of 49.3% from 2008 to 2013 and an increase in Brazilian market share from approximately 8.0% to approximately 17.0% during that period, based on revenues. For the six months ended June 30, 2014, our Brazilian market share had further increased to approximately 19.0%, based on revenues. During the first quarter of 2014, we successfully launched operations in the high-growth emerging eCommerce markets of Colombia, Thailand and Vietnam. In the second quarter of 2014, we launched operations in Ivory Coast and Ecuador, and in the third quarter of 2014, we launched operations in Senegal and extended operations to Belgium. In addition, we intend to expand into an additional African market by the end of 2014.

        Our business benefits from the relationships with our Parent Companies, which are part of the Casino Group, a leading global diversified retail group with total sales of €48.6 billion ($66.5 billion) for the year ended December 31, 2013. We benefit from joint purchasing power, as well as their brand recognition, local market expertise, retail brick-and-mortar stores and retail logistics infrastructure. This enables us, among other things, to offer competitive pricing and appealing customer services relative to our competitors, including our Click-and-Collect delivery option whereby our customers can select a nearby location to pick up their purchased products. Our more than 17,500 Click-and-Collect locations across the markets in which we operate provide us with a competitive advantage. For example, during the first half of 2014, in France, approximately 56% of our orders were delivered through Click-and-Collect, accounting for approximately 60% of our revenues in France.

        By virtue of the integration of our operations across our geographies, we expect to accelerate cross-selling opportunities, cost efficiencies and sharing of best practices, which we believe will be drivers of profitable growth. For example, we expect increased purchasing power with international suppliers as a result of the increased size and strength of our business, savings from the sharing of information technology, or IT, across our operations and opportunities for marketplace sellers and buyers to reach a wider audience. In addition, we expect to utilize the know-how and other experiences from the success of our French marketplace in order to develop and drive the profitability and traffic of our marketplaces in Brazil, Colombia and any other countries in which we may open marketplaces in the future. Similarly, we seek to leverage our expertise in data utilization to drive our profitability across the markets in which we operate.

Our Industry Drivers

        Internet Penetration:    Internet penetration across the globe is 35.7%, with the rates in the markets in which we operate ranging from 37.0% to 86.0%. Global Internet penetration rates are expected to increase in the coming years due to a variety of reasons, including further development of infrastructure and the rise in the use of Internet-enabled mobile devices.

        Shift from brick-and-mortar shopping to eCommerce:    The eCommerce markets in the countries in which we operate represent 3.7% of the $1.2 trillion retail market in those countries and have experienced rapid growth over the past few years, with revenues increasing from $36.6 billion to $42.9 billion from 2011 to 2013. We believe eCommerce will benefit from customers' continued migration from brick-and-mortar stores to eCommerce based on lower prices, wider range of products, the ability to compare prices among sellers and the convenience of shopping anytime.

        Increasing mCommerce:    mCommerce is an increasingly popular form of eCommerce, as evidenced by the mCommerce penetration rate in France having increased from 7.6% in 2012 to 9.0% in 2013, and is expected to increase to 12.2% by 2016. Similarly, the mCommerce penetration rate in Brazil is expected to increase from 4.0% in 2012 to 9.1% by 2016.

        Untapped potential in high-growth product categories:    We expect certain product categories to experience particularly high growth due to low product adoption and low eCommerce penetration in the sale of such products. In Brazil, for the year ended December 31, 2012, only 38.5% and 1.8% of households owned a microwave and dishwasher, respectively. In France, we estimate that for the year ended December 31, 2013, eCommerce penetration for home products was less than 5.0%.

Our Key Strengths

        We are one of the largest eCommerce companies in the world, and we seek to leverage the following competitive strengths:

  •
  global eCommerce company combining scale with leadership positions in core markets and key categories across three continents;

  •
  strong brand portfolio and loyal customer base, which drive significant unpaid traffic to our sites;

  •
  best value proposition with attractive pricing, broad product assortment and convenient delivery and payment solutions;

  •
  proven low-cost and cash generative business model;

  •
  strong growth track record with significant margin expansion potential;

  •
  highly scalable proprietary technology platforms with data monetization opportunities; and

  •
  experienced, innovative and proven management team with a clear strategic vision.

Our Strategies

        Our key focus is to accelerate profitable growth through the following strategies:

  •
  continue to grow our direct sales business through attractive prices, enhanced customer experience and category expansion;

  •
  grow our marketplaces across our markets by adding more sellers and products, driving traffic from our direct sales business and providing fulfillment services to marketplace sellers;

  •
  establish our specialty sites as leaders in their respective product categories;

  •
  leverage and monetize data, traffic and other activities;

  •
  strengthen our mobile leadership; and

  •
  continue our expansion into new attractive geographies.

Risk Factors

        Investing in our ordinary shares involves substantial risk. The risks described under the heading "Risk Factors" immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the principal risks of investing in our ordinary shares include the following:

  •
  competition presents an ongoing threat to the success of our business;

  •
  if we fail to retain existing customers or acquire new customers, our business may not grow;

  •
  if we are unable to benefit from the relationships with our Parent Companies, including their brand recognition, local market expertise, retail brick-and-mortar stores and retail logistics infrastructure, our business, financial condition and results of operations could be materially and adversely affected;

  •
  if we are unable to achieve growth in the higher-margin areas of our business, including our marketplaces and home furnishings product category, it may have a material adverse effect on our business, financial condition and operating results;

  •
  if we are unable to successfully expand our operations outside of our existing markets, our future business development and existing operations could be harmed;

  •
  if we are unable to deliver compelling mobile shopping experiences to our customers and monetize traffic from such mobile activity, it could have a material effect on our business, financial condition and operating results;

  •
  if we do not successfully optimize, operate and manage our fulfillment centers, our business, financial condition and operating results could be harmed;

  •
  if we do not successfully protect our networks, systems and sites against security breaches, our reputation and brands could be damaged and our business and operating results could be substantially harmed;

  •
  if our sites are affected by significant interruptions or delays in service, it could result in loss of customers and vendors;

  •
  we may not be able to maintain and enhance our brands, on which our business depends;

  •
  we may not be able to successfully integrate our businesses and realize many of the anticipated benefits of the Reorganization;

  •
  as a result of the Reorganization, the financial information and pro forma financial information presented in this prospectus does not necessarily reflect the results we would have achieved as an independent, publicly traded company or our future results;

  •
  your ability to influence corporate matters will be limited, as control of Cnova will be concentrated with our Founding Shareholders;

  •
  our intention to rely on exemptions from certain corporate governance requirements, as we will be a foreign private issuer and a "controlled company" within the meaning of the rules applicable to the NASDAQ Stock Market, or NASDAQ, as a result of which our shareholders will not have the same protections afforded to shareholders of companies that are subject to these NASDAQ corporate governance requirements; and

  •
  the other risk factors set forth under the heading "Risk Factors."

        You should carefully consider all of the information included in this prospectus, including matters set forth under the headings "Risk Factors" and "Important Information and Cautionary Statement Regarding Forward-Looking Statements," before deciding to invest in our ordinary shares.

Conventions Used in this Prospectus

        Unless the context otherwise requires, references in this prospectus to:

  •
  "active customers" are customers who have made at least one purchase through our sites during the relevant 12-month measurement period; provided that, because we operate multiple sites, each with unique systems of identifying users, we calculate active customers on a website-by-website basis, which may result in an individual being counted more than once;

  •
  "GMV" are gross merchandise volume derived from our product sales, marketplaces business volumes and other revenues, after returns, including taxes;

  •
  "mCommerce" are product purchases made through mobile devices;

  •
  "mobile devices" are Internet-enabled mobile phones and tablets;

  •
  "product offerings" are the total number of products offered to our customers across all of our sites, taking into account direct sales and marketplace sales;

  •
  "pure player eCommerce companies" are companies focused exclusively on eCommerce;

  •
  "sites" are our computer websites, mobile websites and mobile applications; and

  •
  "UMVs" are unique monthly visitors, which is the total number of unique users that visited our sites during any given month.

Our Founding Shareholders

        Following the completion of this offering, it is expected that our Founding Shareholders will beneficially own                        % of our outstanding ordinary shares and 100% of our special voting depository receipts for our special voting shares, representing                        % of the voting power of

all of our outstanding ordinary shares and special voting shares voting together as a single class, or, if the underwriters exercise in full their option to purchase additional ordinary shares,                         % of our ordinary shares and 100% of our special voting depository receipts for our special voting shares, representing                        % of the voting power of all of our outstanding ordinary shares and special voting shares voting together as a single class. As a result of this ownership and the provisions of the Special Voting Agreement, the Founding Shareholders will have control over votes on fundamental and significant corporate matters and transactions.

        So long as the Founding Shareholders own more than 50% of our voting power, we will be a "controlled company" under NASDAQ rules. Under NASDAQ rules, a listed company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a "controlled company" that is not required to comply with certain corporate governance requirements. We intend to rely on certain exemptions following the offering, and may rely on any of these exemptions for so long as we are a "controlled company." See "Risk Factors—Risks Related to an Investment in Our Ordinary Shares" and "Certain Relationships and Related Party Transactions—Agreements Relating to our Shares—Special Voting Agreement."

Corporate History and Information

        Cnova N.V. is a newly formed public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands. On July 24, 2014, Cnova and the Parent Companies completed a reorganization of the eCommerce businesses of the Parent Companies in France, Latin America and Asia, which we refer to as the Reorganization. As a result of the Reorganization, we own or have the right to use a majority of the assets that were used, or held for use, in the eCommerce businesses of the Parent Companies and their subsidiaries. Additional information with respect to the Reorganization is included in this prospectus under the heading "The Reorganization."

        Our principal places of business are located at Cdiscount S.A., 120-126, Quai de Bacalan CS 11584, 33067 Bordeaux Cedex, France, telephone number +33 5 55 71 45 00, and CNova Comércio Eletrônico S.A., Rua Gomes de Carvalho 1609, Vila Olimpia 04547-006, São Paulo SP, Brazil, telephone number +55 11 4949-8000. Our website address is www.cnovagroup.com. Information on, or accessible through, our website is not part of this prospectus.

Enforcement of Civil Liabilities

        We are incorporated in the Netherlands, and conduct the substantial majority of our operations in France and Brazil through our subsidiaries. Service of process upon us and upon our directors and officers and certain experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States. Even if you are successful in bringing an action in the United States, the laws of the Netherlands, France or Brazil may render you unable to enforce the U.S. judgment against our assets or the assets of our directors and officers. As there is no treaty on the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters between the United States and the Netherlands, between the United States and France, or between the United States and Brazil, courts in the Netherlands, France and Brazil will not automatically recognize and enforce a final judgment rendered by a U.S. court. In order to enforce a judgment in the Netherlands, France or Brazil, claimants must obtain leave to enforce the judgment from a Dutch, French or Brazilian court of competent jurisdiction, as applicable. For more information regarding the relevant laws of the Netherlands, France and Brazil, see "Enforcements of Civil Liabilities."

Corporate Structure

        The diagram below is a simplified version of our corporate structure as of the date of this prospectus after giving effect to the Reorganization, which was completed on July 24, 2014, and this offering.

(1)
Casino is ultimately controlled by Jean-Charles Naouri, via Euris S.A.S. and other intermediate entities. See "Principal Shareholders."

(2)
The management shareholders of Nova HoldCo include Germán Quiroga and other minority shareholders (1.8% and 2.0%, respectively).

(3)
Nova HoldCo holds its interest in Cnova through two wholly-owned intermediate holding entities, Lux HoldCo and Dutch HoldCo. See "The Reorganization."

(4)
The remaining 0.2% of the share capital consists of shares granted to managers and employees of Cdiscount under Cdiscount Group's performance shares program and are currently subject to lock-up obligations. The existing liquidity arrangements (consisting of put and call options) between Casino and minority shareholders have been transferred to Cnova.

(5)
Cdiscount Group holds its interests in Cdiscount LatAm and C-Asia, and part of its interest in Cdiscount Colombia S.A.S., or Cdiscount Colombia, through a wholly-owned intermediate entity, Cdiscount International B.V. Cdiscount Group holds its interest in Cdiscount Africa through a wholly-owned intermediate entity, Cdiscount Afrique S.A.S.

(6)
The remaining 0.4% of the share capital is indirectly held by Casino.

(7)
The 15% minority interest in Cdiscount Africa is held by Bolloré Africa Logistics. The 49% minority interest in Cdiscount Colombia is held by Éxito. The 30% minority interest in Cdiscount LatAm is held by Éxito. The 40% minority interest in C-Asia is held by Big C Supercenter. The 30% minority interest in Cdiscount Thailand is held by Big C Supercenter. The 20% minority interest in Cdiscount Vietnam is held by a subsidiary of Casino.

 THE OFFERING

Issuer	Cnova N.V.
Ordinary shares offered	We are offering ordinary shares (or ordinary shares if the underwriters exercise in full their over-allotment option to purchase additional ordinary shares).
Ordinary shares to be outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise in full their over-allotment option to purchase additional ordinary shares).
Voting rights	Our ordinary shares have one vote per share. Investors who receive ordinary shares in the offering will not receive special voting shares (or depository receipts therefore), which are shares that will effectively provide our Founding Shareholders and other permitted transferees with double voting rights. Following the completion of this offering, it is expected that our Founding Shareholders will beneficially own % of our ordinary shares and 100% of our special voting depository receipts for our special voting shares, representing % of the voting power of all of our ordinary shares and special voting shares voting together as a single class, assuming no exercise of the underwriters' over-allotment option to purchase additional ordinary shares. See "Description of Share Capital— Special Voting Shares, Special Voting Depository Receipts and Voting Depository."
Use of proceeds	We estimate that we will receive net proceeds, after deducting estimated underwriting discounts and commissions and expenses, of approximately $ million (or $ million if the underwriters exercise in full their over-allotment option to purchase additional ordinary shares), based on the midpoint of the range set forth on the cover page of this prospectus.
We intend to use the net proceeds from this offering for general corporate purposes focused on growing our business and supporting the development and growth of Cnova. The proceeds will help to accelerate our strategy, in particular, the enhancement of our direct sales business and marketplaces globally, continued innovation in fulfillment infrastructure, expansion of the Company's international footprint with planned businesses in new geographies and launch of new specialty websites to help us capture a wider demographic. We may also use a portion of the net proceeds to reduce leverage from self-financing receivables generated by payment-in-installment programs in Brazil. However, we do not currently have specific plans or commitments with respect to the net proceeds from this offering and, accordingly, are unable to quantify the allocation of such proceeds among the various potential uses. We will have broad discretion in the way that we use the net proceeds of this offering. See "Use of Proceeds."

Dividend policy	We do not currently anticipate paying any dividends on our ordinary shares in the foreseeable future. See "Dividend Policy."
Listing	We have applied to have our ordinary shares listed on the NASDAQ Global Select Market, under the proposed symbol "CNV."
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.

        The number of ordinary shares to be outstanding after this offering is based on            ordinary shares outstanding as of            . This amount excludes deferred stock units with respect to            of our ordinary shares to be granted to certain executives of Cnova immediately upon completion of this offering under our 2014 Omnibus Incentive Plan as we will not issue any of our ordinary shares to the recipients of the deferred stock units until the fourth anniversary of the completion of this offering.

        Unless otherwise indicated, all information in this prospectus:

  •
  assumes an offering price of $            per ordinary share, which is the midpoint of the range set forth on the cover of this prospectus; and

  •
  assumes no exercise of the underwriters' over-allotment option to purchase up to            additional ordinary shares.

 Summary Consolidated Historical Financial Information

        The following tables set forth our summary consolidated financial information as of and for the periods ended on the dates indicated below. The summary financial information as of December 31, 2011, 2012 and 2013, and for the years then ended has been derived from our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013, which are included elsewhere in this prospectus. The summary financial information as of June 30, 2014 and for the six months ended June 30, 2013 and 2014 have been derived from our unaudited interim condensed consolidated financial statements as of June 30, 2014 and for the six months ended June 30, 2013 and 2014, which are included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. Interim results are not necessarily indicative of the results that may be achieved in an entire fiscal year. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See "Risk Factors" beginning on page 14 of this prospectus.

        The summary consolidated historical financial information should be read in conjunction with our financial statements and the accompanying notes included elsewhere in this prospectus, "Unaudited Pro Forma Consolidated Financial Information" beginning on page 52 of this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 65 of this prospectus. Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

        The consolidated financial statements were prepared with Cdiscount Group and Nova Pontocom deemed as the predecessor of Cnova, with Nova Pontocom included from July 2, 2012, the date control of Nova Pontocom was obtained by Casino, which has been accounted for as a reorganization of entities under common control of Casino. We did not operate as a standalone entity in the past and, accordingly, the following discussion is not necessarily indicative of our future performance and does not reflect what our financial performance would have been had we operated as a standalone company during the periods presented.

	Year Ended December 31,				Six Months Ended June 30,
	2011	2012	2013	2013	2013	2014	2014
	(€ thousands)	(€ thousands)	(€ thousands)	($ thousands)	(€ thousands)	(€ thousands)	($ thousands)
Consolidated Income Statement:
Net Sales	1,109,707	1,991,439	2,898,912	3,968,611	1,295,856	1,533,261	2,099,035
Cost of sales	(958,314)	(1,689,340)	(2,472,144)	(3,384,365)	(1,109,972)	(1,330,332)	(1,821,225)
Operating expenses:
Fulfillment	(69,770)	(134,361)	(202,840)	(277,688)	(97,255)	(103,887)	(142,221)
Marketing	(33,294)	(54,430)	(79,136)	(108,337)	(40,129)	(31,779)	(43,506)
Technology and content	(30,674)	(53,057)	(76,733)	(105,047)	(35,856)	(39,037)	(53,443)
General and administrative	(20,362)	(29,408)	(44,554)	(60,994)	(22,343)	(26,892)	(36,815)

Operating profit (loss) before Restructuring, Litigation, Initial public offering expenses, Gain (loss) from disposal of non-current assets and Impairment of assets	(2,710)	30,844	23,505	32,179	(9,699)	1,334	1,826
Restructuring	(2,412)	(2,897)	(2,790)	(3,820)	—	(8,876)	(12,151)
Litigation	751	(124)	(3,145)	(4,306)	—	(410)	(561)
Initial public offering expenses				(—)	—	(4,800)	(6,571)
Gain (loss) from disposal of non-current assets	(271)	(644)	835	1,143	(1,838)	(23)	(32)
Impairment of assets	(158)	(2,845)	(1,139)	(1,559)	908	—	—

Operating profit (loss)	(4,800)	24,333	17,266	23,638	(10,629)	(12,776)	(17,490)
Financial income	1,718	3,249	5,297	7,252	1,866	3,238	4,433
Financial expense	(4,960)	(27,195)	(60,946)	(83,434)	(28,320)	(35,539)	(48,653)

Profit (loss) before tax	(8,042)	388	(38,382)	(52,545)	(37,083)	(45,076)	(61,709)
Income tax gain (expense)	(1,666)	(6,177)	15,732	21,537	4,739	6,550	8,966
Share of profits of associates	—	(229)	(356)	(487)	(267)	(1,418)	(1,941)

Net profit (loss)	(9,707)	(6,019)	(23,006)	(31,495)	(32,610)	(39,945)	(54,684)
Attributable to the owners	(9,643)	(6,117)	(22,490)	(30,789)	(31,958)	(39,473)	(54,039)
Attributable to non-controlling interests	(64)	98	(516)	(706)	(651)	(472)	(647)

Earnings (loss) per share (in € and $, respectively)	(0.05)	(0.02)	(0.05)	(0.07)	(0.08)	(0.10)	(0.13)

Diluted earnings per share (in € and $, respectively)	(0.05)	(0.02)	(0.05)	(0.07)	(0.08)	(0.10)	(0.13)

	As of December 31,				As of June 30,
	2011	2012	2013	2013	2014	2014
	(€ thousands)	(€ thousands)	(€ thousands)	($ thousands)	(€ thousands)	($ thousands)
Consolidated Balance Sheet:
Cash and cash equivalents	31,578	176,601	263,550	360,800	66,361	90,848

Trade receivables, net	119,020	120,536	110,380	151,110	123,965	169,709
Inventories, net	119,574	277,194	366,974	502,388	351,000	480,518
Total assets	478,304	1,512,032	1,691,379	2,315,497	1,510,021	2,067,219
Trade payables	358,583	724,164	905,417	1,239,516	731,119	1,000,901
Financial debt (current and non-current portion)	21,495	78,005	163,318	223,581	179,302	245,464
Total consolidated equity	52,016	583,991	473,161	647,757	480,222	657,424

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2011		2012		2013			2013		2014
	Actual	Pro Forma	Actual	Pro Forma	Actual	Pro Forma	Pro Forma	Actual	Pro Forma	Actual	Pro Forma	Pro Forma
	(thousands)
Other Financial Data:
Gross margin(1)	€151,393	€366,917	€302,099	€396,050	€426,768	€426,768	$584,245	€185,884	€185,884	€202,929	€202,929	$277,810
Gross margin post-marketing expenses (2)	€118,099	€309,151	€247,670	€329,104	€347,632	€347,632	$475,908	€145,755	€145,755	€171,150	€171,150	$234,304
Adjusted EBITDA(3)	€7,542	€82,028	€48,639	€59,048	€50,759	€50,759	$69,490	€2,421	€2,421	€14,868	€14,868	$20,354
Free cash flow(4)	€(6,325)	€31,952	€134,073	€67,516	€76,305	€76,305	$104,462	€(215,085)	€(215,085)	€(277,058)	€(277,058)	$(379,292)
Net financial debt/(Excess of cash over financial debt)(5)	€(54,471)	€(109,302)	€(151,725)	€(190,733)	€(164,060)	€(232,390)	$(318,142)	€71,419	€(10,084)	€112,941	€8,782	$12,022

(1)
Gross margin is a non-GAAP financial measure that we calculate as net sales minus cost of sales. Please see "Selected Financial Information—Non-GAAP Financial Measures—Gross Margin" for more information and for the computation of gross margin.

(2)
Gross margin post-marketing expenses is a non-GAAP financial measure that we calculate as gross margin minus marketing expenses. See "—Non-GAAP Financial Measure—Gross Margin" for more information and for the computation of gross margin.

(3)
Adjusted EBITDA is a non-GAAP financial measure that we calculate as operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and before depreciation and amortization expense and share based payments. Please see "Selected Financial Information—Non-GAAP Financial Measures—Adjusted EBITDA" for more information and for a reconciliation of Adjusted EBITDA to operating profit (loss) before restructuring, litigation, initial public offering expenses, gain/(loss) from disposal of non-current assets and impairment of assets, the most directly comparable financial measure calculated and presented in accordance with GAAP.

(4)
Free cash flow is a non-GAAP financial measure that we calculate as net cash from operating activities as presented in our cash flow statement less capital expenditures (purchase of property and equipment and intangible assets) and less the financial expense paid in relation to factoring activities. Please see "Selected Financial Information—Non-GAAP Financial Measures—Free Cash Flow" for more information and for a reconciliation of free cash flow to net cash from operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP.

(5)
Net financial debt/(Excess of cash over financial debt) is a non-GAAP financial measure that we calculate as financial debt less: (i) cash and cash equivalents and (ii) the current account provided by Cdiscount to Casino. Please see "Selected Financial Information—Non-GAAP Financial Measures—Net Financial Debt" for more information and for a reconciliation of net financial debt/(Excess of cash over financial debt) to non-current financial debt, the most directly comparable financial measure calculated and presented in accordance with GAAP.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2011	2012	2013	2013	2013	2014	2014
Operating Data:(1)(2)
GMV(3)	€2,828.0	€3,125.1	€3,563.6	$4,878.6	€1,573.7	€1,943.5	$2,660.7
GMV France	€1,335.1	€1,624.1	€1,900.1	$2,601.2	€820.5	€960.4	$1,314.8
GMV Brazil	€1,492.9	€1,501.1	€1,663.6	$2,277.5	€753.2	€983.1	$1,345.9
Active customers(4)	7.5	8.9	11.0	—	9.1	12.1	—
Orders(5)	15.6	18.8	23.6	—	9.5	12.8	—
Number of items in placed orders	32.4	36.9	43.9	—	17.1	22.0	—
Average order value(6)	€144.2	€140.1	€136.2	$186.5	€144.9	€144.7	$198.0
Number of page views	4.5	5.4	6.8	—	2.8	3.5	—
Average UMVs(7)	27.1	32.7	39.1	—	36.6	30.9	—

(1)
Operating data, other than GMV France and GMV Brazil, are given for Cnova on a consolidated basis.

(2)
Operating data, other than GMV, do not include our B2B sales. Active customers and orders in millions. Number of page views in billions. Average UMVs in millions.

(3)
GMV includes the GMV of fulfilled orders with respect to our direct sales business and GMV of approved orders with respect to our marketplaces.

(4)
Active customers are customers who made at least one purchase through our sites during the last 12 months as of December 31 or June 30, as applicable, of each of the years indicated in the table above.

(5)
Total number of orders placed by our customers. Total orders placed and total orders delivered may differ due to (i) placed orders that are not delivered for, among other reasons, orders cancelled due to fraud detection or customers not paying their order and (ii) orders placed in one period but not delivered until the following period.

(6)
Average order value is the sum of total order value including shipping from our direct sales and marketplace businesses, including taxes, divided by the number of orders. For the years ended December 31, 2011 and 2012, average order value was calculated on a constant currency basis.

(7)
Average UMVs is the monthly average number of UMVs that visited our sites during the last 12 months as of December 31 or June 30, as applicable, of each of the years indicated in the table above.

RISK FACTORS

        You should carefully consider the following risk factors and all other information contained in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Information" and our audited consolidated financial statements and the related notes, before investing in our ordinary shares. If any of the following risks materialize, our business, financial condition and operating results could be materially and adversely affected. In that case, the trading price of our ordinary shares could decline, and you may lose some or all of your investment.

        This prospectus also contains forward-looking statements that involve risks and uncertainties. See "Important Information and Cautionary Statement Regarding Forward-Looking Statements." Our actual results could differ materially and adversely from those anticipated in these forward-looking statements.

Risks Related to Our Business and Industry

Our business is highly competitive. Competition presents an ongoing threat to the success of our business.

        Our business is highly competitive. We expect competition in eCommerce to continue to increase because the Internet facilitates competitive entry. We currently compete with, and expect to increasingly compete with, both eCommerce businesses and traditional retailers, including with their storefronts and eCommerce platforms. We have certain competitors, such as Amazon.com, Inc., or Amazon, and Rakuten, Inc., with whom we compete globally, and others that are country specific. In France, our main competitors include Amazon, FNAC S.A., or FNAC, LDLC.com SA, or LDLC, and Rue du Commerce SAS, or RDC, in particular with respect to small consumer electronics, such as mobile phones, cameras and computers and, in the case of Amazon and FNAC, also with respect to cultural products, such as books, music and DVDs, Mister Gooddeal SA, or MDG, with respect to home appliances, Darty plc, or Darty, and Boulanger SA, or Boulanger, with respect to home appliances and consumer electronics, and La Redoute S.A., or La Redoute, and Conforama France S.A., or Conforama, in the home furnishings products category. In Brazil, our main competitors are B2W Companhia Digital, or B2W, Walmart Stores, Inc., or Walmart, Magazine Luiza S.A., or Magazine Luiza, Fastshop S.A., or Fastshop, and RN Comercio Varejista S.A., or Ricardo Eletro, on the full range of our products.

        We believe that our ability to compete depends upon many factors both within and beyond our control, including:

  •
  the price and quality of products and services offered by us relative to our competitors;

  •
  the size, composition and purchase frequency of our customer base;

  •
  the number of products we feature on our sites;

  •
  our ability to cost-effectively source and distribute our products, and manage our operations;

  •
  our reputation and brand strength relative to our competitors;

  •
  our shipping speed and cost and the convenience of our delivery options, relative to our competitors;

  •
  our ability to provide multiple payment options, including payment-in-installments;

  •
  the convenience of the shopping experience we provide; and

  •
  our selling and marketing efforts.

        Some of our current competitors have, and potential competitors may have, longer operating histories, larger fulfillment infrastructures, greater technical capabilities, greater financial, marketing and other resources, greater brand recognition and larger customer bases than we do. These factors may allow our competitors to derive greater net sales and profits from their existing customer base, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in consumer habits. For example, greater financial resources may allow some of our competitors to enter the markets in which we currently operate or may operate in the future and gain market share by acquiring and consolidating local competitors. In addition, our competitors may engage in more extensive site development efforts and undertake more far-reaching marketing campaigns, which may allow them to build larger customer bases or generate net sales from their customer bases more effectively than we do. In addition to competition from established market participants, new entrants to the eCommerce industry could substantially reduce our market share. Increased competition may reduce our sales and profits.

If we fail to retain existing customers or acquire new customers, our business may not grow.

        In order to increase net sales and profitability, we must retain existing customers and continue to acquire new customers, both of which we aim to accomplish by offering the best customer experience. To attract new customers, we must appeal to and acquire customers who have historically used other means of commerce to purchase products and may prefer alternatives to our offerings, such as in-store, the retailer's own sites or the sites of our eCommerce competitors. We believe that many of our new customers originate from word-of-mouth and other non-paid referrals from existing customers. Therefore, we must ensure that our existing customers remain loyal to us in order to continue to grow our business. Our ability to retain existing customers is supported by our customer loyalty programs. For example, in Brazil, we participate in multiple customer loyalty programs that allow our customers to receive discounts or save points that can be used to purchase products on our sites. In France, we have recently begun offering our customers free home shipping on many products under 20 kilograms for an annual fee of €19.00 through our Cdiscount à Volonté program. However, if our efforts to create the best customer experience and our customer loyalty programs are not successful, we may not be able to retain existing customers or acquire new customers to continue to grow our business. In addition, customer loyalty efforts may be costly and could negatively impact our profit margins. Furthermore, we spend a relatively small amount on marketing and we currently derive most of our sales from non-paid resources, however, the eCommerce business is highly competitive and acquiring new customers may become more difficult and costly than it has been in the past. If we have to increase our marketing spending to attract new customers, or if we are unable to retain existing customers or acquire sufficient new customers, the net sales we generate may decrease and/or our profit margins may decrease, and our business, financial condition and operating results may be materially and adversely affected.

Our business depends in part on our Parent Companies and if we are no longer able to take advantage of our relationships with them, our business, financial condition and results of operations could be materially and adversely affected.

        Our business depends in part on our ability to take advantage of our Parent Companies' brand recognition, local market expertise, retail brick-and-mortar stores and retail logistics infrastructure to support our business. Following this offering, we will continue to take advantage of our Parent Companies' brand recognition, local market expertise, retail brick-and-mortar stores and retail logistics infrastructure pursuant to existing agreements including agreements we have entered into with them in connection with the Reorganization, as discussed further under "Certain Relationships and Related Party Transactions." If we cease to be controlled by our Parent Companies, if the agreements referenced above are no longer in effect and not replaced with similar agreements, if our Parent Companies no longer wish to support our business for any reason or if the business of our Parent Companies diminishes and we are no longer able to take advantage of their brand recognition, local market expertise, retail brick-and-mortar stores and retail logistics infrastructure, we will incur significant costs. We may be unable to replace in a timely manner or on comparable terms the services, know-how and other benefits that our Parent Companies have historically provided to us, which could have a material adverse effect on our business, financial condition and operating results.

Many of our products are sold at a low margin. Failure to achieve growth in the higher-margin areas of our business, including our marketplaces and home furnishings products category, may have a material adverse effect on our business, financial condition and operating results.

        Our business operates in a highly competitive environment, a key component of which is the price of products that are sold. In order to attract new and retain existing customers and maintain our competitive position in the markets in which we operate, we are often required to employ an aggressive pricing strategy. As a result, a portion of our product offering operates at a low margin. To increase our net sales and profitability, we will need to expand the higher-margin areas of our business, including our marketplaces and certain product categories, such as home furnishings. We may not be successful in expanding our marketplace business, shifting our product mix to more profitable categories or maintaining the profit margins of our marketplaces and higher margin product categories, including home furnishings.

        We have arrangements with sellers whereby they sell products or services through our marketplaces. These arrangements require infrastructure capacity, personnel and other resource commitments, which may limit the amount of business we can service and, therefore, may limit our capacity to expand our pool of sellers. We may also face difficulties acquiring new marketplace sellers and, if new competitors enter the marketplace business, the commission we receive on marketplace sales may decline. Moreover, as our existing arrangements terminate, we may be unable to renew or replace these arrangements on comparable terms, or at all. We may need to offer additional services to marketplace sellers, such as fulfillment and payment services, in order to prevent such sellers from leaving our marketplaces in favor of those of our competitors, which could negatively impact the gross profit margins, excluding shipping cost, of our marketplaces. Furthermore, marketplaces are a relatively new segment of eCommerce businesses, including our business, and we may not be able to increase our margins or profitability through our marketplaces.

        Increasing net sales and profitability will also depend in part on our product mix and particularly on our ability to achieve anticipated growth in certain products categories, including home furnishings. While the home furnishings products category has experienced strong growth in recent years in our markets and operates at one of the highest margins of our product categories, we may not be able to sustain or accelerate this growth at the same level or at the same margins. Failure to achieve the expected growth or maintain existing levels in our marketplace business or home furnishings products category may have a material and adverse effect on our business, financial condition and operating results.

Expansion of our operations outside of our existing markets will require management attention and resources, involves additional risks, and may be unsuccessful, which could harm our future business development and existing operations.

        We currently conduct operations in France, Brazil, Colombia, Thailand, Vietnam, Ivory Coast, Ecuador, Belgium and Senegal. For the year ended December 31, 2013, approximately 49.0% of our net sales came from our operations in France and approximately 51.0% of our net sales from our operations in Brazil. We plan to further expand into other markets in Europe, Latin America and Asia. We also intend to establish a Cdiscount branded site in an additional country in Africa by the end of 2014 through our partnership with Bolloré Africa Logistics, a company with a well-established logistics network in Africa. These expansion plans will require management attention and resources and may be unsuccessful. In certain markets, we may have limited or no operating experience, may not benefit from any first-to-market advantages and may have to compete with local companies that have developed a strong understanding of the local market. In addition, we currently intend to expand into additional markets where our Parent Companies do not have a presence. We have limited experience entering into new markets, such as Ivory Coast and Senegal, where our Parent Companies are not present, or in independently establishing our own logistics network and procurement functions. Because we do not have experience in this regard, we may not be able to accurately predict the costs of, or anticipate and manage potential challenges in, establishing operations in such markets. Furthermore, to deliver satisfactory performance for customers in new markets, it may be necessary to locate physical facilities, such as fulfillment centers, and establish shipping networks in such markets. We have limited experience establishing such facilities and networks in other countries. We may not be successful in expanding into additional international markets or in generating net sales from such operations. Furthermore, different privacy, censorship, liability, intellectual property and other laws and regulations in countries we enter may increase our costs or interfere with our business in these countries.

        Our future results could be adversely affected by a number of factors inherent in global operations, including:

  •
  local economic and political conditions;

  •
  government regulation of eCommerce, mCommerce and other services, electronic devices, and competition, and restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs), nationalization and restrictions on foreign ownership;

  •
  restrictions on sales or distribution of certain products or services and uncertainty regarding liability for products and services, including uncertainty as a result of less Internet-friendly legal systems, local laws and lack of legal precedent;

  •
  business licensing or certification requirements, such as for imports, exports, web services, and electronic devices;

  •
  limitations on the repatriation and investment of funds and currency exchange restrictions;

  •
  limited transportation, fulfillment and technology infrastructure;

  •
  shorter payable and longer receivable cycles and the resultant negative impact on cash flow;

  •
  laws and regulations regarding consumer and data protection, privacy, network security, encryption, payments and restrictions on pricing or discounts;

  •
  lower levels of use of the Internet;

  •
  lower levels of consumer spending and fewer opportunities for growth compared to the markets in which we currently operate;

  •
  increased payment risk;

  •
  difficulty in staffing, developing, and managing foreign operations as a result of distance, language and cultural differences;

  •
  differing laws and policies of jurisdictions affecting trade, foreign investment, loans and taxes;

  •
  challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

  •
  different or lesser intellectual property protection;

  •
  exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act and similar laws and regulations in other jurisdictions; and

  •
  geopolitical events, including war and terrorism.

        Operating internationally requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required to establish and expand our operations will produce desired levels of net sales or profitability. If we invest substantial time and resources to establish and expand our operations and are unable to do so successfully and in a timely manner, our business, financial condition and operating results may be materially and adversely affected.

Customer growth and activity on mobile devices depends upon our ability to deliver compelling mobile shopping experiences to our customers, and on the interoperability of our sites with mobile operating systems, networks and standards that we do not control. Our inability to increase and monetize mobile traffic could have a material effect on our business, financial condition and operating results.

        Traffic from, and purchases by, consumers using mobile devices has increased, and we expect this trend to continue. In December 2013, approximately 9.6% of our placed orders value came from mobile devices. The growth of our business depends in part on our ability to deliver compelling shopping experiences to our customers on mobile devices and to monetize our mobile traffic.

        Our success on mobile devices is in part dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as Android, iOS and Windows Phone, and any changes in such systems that degrade the functionality of our sites, or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices, which would impact our sales. In the event that it is more difficult for our customers to access and use our sites on their mobile devices, or if we are unable to deliver compelling shopping experiences on mobile devices, our customers may choose not to access or use our sites on their mobile devices, our customer retention and growth could be harmed, our ability to monetize mobile traffic could be negatively impacted and, as a result, our business, financial condition and operating results may be materially and adversely affected.

Global economic conditions and their impact on consumer spending patterns, particularly in the home appliances, consumer electronics, computers and home furnishings product categories, could adversely impact our operating results.

        Our business is dependent on our operations in France and Brazil. For the year ended December 31, 2013, all of our net sales were generated from our operations in those countries. Unfavorable economic conditions in France, Brazil or globally, and their impact on levels of consumer spending, particularly spending on home appliances, consumer electronics, computers and home furnishings, may negatively impact our business. Some of the factors adversely affecting consumer spending include levels of unemployment, consumer debt levels, changes in net worth based on market changes and uncertainty, changes in home values, fluctuating interest rates, credit availability, government actions and regulations, fluctuating fuel and other energy costs, fluctuating commodity prices and general uncertainty regarding the overall future economic environment.

        Our performance is further subject to global economic conditions generally and their impact on levels of worldwide consumer spending. Unfavorable economic conditions in any of the other markets in which we currently operate or may operate in the future, or unfavorable economic conditions elsewhere in the world, could reduce consumer confidence and could negatively affect net sales and have a material adverse effect on our operating results.

If we do not successfully optimize, operate and manage our fulfillment centers, our business, financial condition and operating results could be harmed.

        Fulfillment is essential to our ability to provide a high level of service to our customers. If we do not optimize and operate our fulfillment centers successfully and efficiently, it could result in excess or insufficient fulfillment capacity, an increase in costs or impairment charges and a reduction in our gross profit margin, excluding shipping cost, or harm our business in other ways. If we do not have sufficient fulfillment capacity or experience a problem fulfilling orders in a timely manner, such as due to a failure of mechanized equipment at our fulfillment centers, or if certain products are out of stock, our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers.

        We plan to improve our fulfillment and warehouse capabilities, including automating our fulfillment processes in Brazil and adding a new fulfillment center in France in 2015. We may also change the mix of products that we sell, which may necessitate different fulfillment requirements. As a result, our fulfillment network will become increasingly complex and operating it will become more challenging. In particular, as we grow our home furnishings products category offerings, where the size of products and preparation costs tend to be larger than other products, we may face challenges to effectively optimize our fulfillment capabilities. In addition, our existing fulfillment centers are owned or leased by third parties with whom we have, or one of our Parent Companies has, signed long term leases or sub-leases. However, those leases may be terminated prior to the end of their term, or may not be renewed on terms favorable to us or at all.

        We are in the process of obtaining or renewing licenses, authorizations and permits necessary to operate certain of our fulfillment centers located in Brazil. In the event that we are unable to obtain or renew these licenses, authorizations and permits, the operations held in such fulfillment centers may be adversely affected.

Our vendor relationships subject us to a number of risks.

        We purchase products from third party suppliers for our direct sales business. As of June 30, 2014, we had approximately 2,630 suppliers. We do not have long-term arrangements with most of our vendors to guarantee availability of merchandise, particular payment terms, or the extension of credit limits. The sale of Samsung products accounted for approximately 15.0% and 17.3% of our net sales for the year ended December 31, 2013, and the six months ended June 30, 2014, respectively. We enter into sales agreements with Samsung that are renegotiated periodically. If problems arise in our relationship with Samsung, we may no longer be able to sell Samsung products on terms acceptable to us or at all. In addition, if Samsung loses market share, we may not be able to replace their products with equivalent products from other suppliers on terms acceptable to us or at all. Similarly, if other current vendors were to stop selling or licensing products or services to us on acceptable terms, or delay delivery, including as a result of one or more vendor bankruptcies, poor economic conditions, natural disasters, or for other reasons, we may not have sufficient existing inventory to fulfill completed orders to our customers in a timely manner, or at all. In addition, in such circumstances we may be unable to procure alternatives from other vendors in a timely and efficient manner and on acceptable terms, or at all.

        Furthermore, in case of a vendor bankruptcy, we may not be able to recover any outstanding amounts such vendor owes us for rebates or for services rendered, such as preferred placement of their products on our sites. These events could harm our reputation and have a material and adverse effect on our business, financial condition and operating results.

        In order to maintain and enhance our customers' experience, and as we expand our business, we must continuously offer new products. We therefore seek to maintain good relations with our current suppliers and attract new suppliers to sell their products to us. However, failure to maintain good relations with or attract new suppliers could negatively affect our ability to offer a superior customer experience, which would have a material adverse effect on our business and growth prospects.

        In addition, we have worked over time to optimize our working capital, in part through a gradual increase in days of trade payables to suppliers. If we are unable to continue this practice or find other means of cash generation in the future, this could have a material adverse effect on our cash flows and results of operations.

We face inventory risk in our direct sales business.

        Our direct sales business is exposed to inventory risks as a result of seasonality, new product launches, rapid changes in product cycles and pricing, defective merchandise, changes in consumer demand and consumer spending patterns, and other factors. We endeavor to accurately predict these trends and avoid overstocking or understocking products we sell. Demand for products, however, can change significantly between the time inventory is ordered and the date of sale. The acquisition of certain types of inventory may require significant lead-time and prepayment and they may not be returnable. Our direct sales business carries a broad selection and significant inventory levels of certain products and we may be unable to sell products in sufficient quantities or during the relevant selling seasons. Furthermore, we plan in the future to open additional warehouses and duplicate part of the inventory for our direct sales business that is stored at our current warehouses to increase our overall fulfillment efficiency as we grow our business, which will also increase the inventory risks our direct sales business faces. Failure to effectively manage our inventory risk could have a material adverse effect on our business, financial condition and operating results.

We have experienced rapid growth in recent periods and plan to expand our operations by developing new sites, or promoting new or complementary products, sales formats or services, each of which may increase our costs and may not be successful.

        We have expanded our overall business, consumer traffic, employee headcount and operations in recent periods. Our active customers have increased from approximately 7.5 million as of December 31, 2011, to 11.0 million as of December 31, 2013, 12.1 million as of June 30, 2014, and 12.9 million as of September 30, 2014.

        We have a variety of expansion plans, including plans to open additional specialty sites and establish additional marketplaces. In the future, our business may expand in these and other areas in which we may have limited or no experience. We may be unable to expand our operations in a cost-effective or timely manner and any such efforts may not be accepted by consumers. Furthermore, any new business, site, product, promotion, sales format or service launched by us that is not favorably received by consumers could damage our reputation and brands.

        Any expansion of our operations could also require significant additional expenses, management time and personnel, which could impact our operating results. As a technology-driven business, expansion could require adding new hardware and software, improving and maintaining our technology, systems and network infrastructure and hiring additional qualified information technology personnel in order to improve and maintain our technology and properly manage our growth. Failure to effectively upgrade our technology or network infrastructure to support our expected increases in traffic volume could result in unanticipated system disruptions, slow response times or poor experiences for customers. If we are unable to manage our growth successfully, our business, financial condition and operating results may be materially and adversely affected.

Our failure or the failure of third-party service providers to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information and that of our customers, could damage our reputation and brands and substantially harm our business and operating results.

        We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems and software, as well as the data centers through which we collect, maintain, transmit and store data about our customers, vendors, marketplace sellers and others, including payment information and personally identifiable information, as well as other confidential and proprietary information. Because our technology systems are highly complex, they are subject to failure.

        Our cybersecurity measures may not detect or prevent all attempts to compromise our systems. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of client information, or a denial-of-service or other interruption to our business operations, which could result in a shutdown of our sites for a short or extended period and have an adverse and material effect on our business. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate or implement adequate measures to protect against these attacks.

        We have in the past been, and are likely again in the future to be, subject to these types of attacks, although to date no such attack has resulted in any breach of our systems, material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our sellers, buyers or other participants, or the communication infrastructure on which we depend. In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by persons with whom we have commercial relationships. Any compromise or breach of our security measures, or those of our third-party service providers, could result in us violating applicable privacy, data security and other laws, and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have an adverse and material effect on our business, financial condition and operating results.

Our business depends on our technology infrastructure as well as the communications infrastructure in the markets in which we operate. Any significant interruptions or delays in service on our sites or any undetected errors or design faults could result in limited capacity, reduced demand, processing delays and loss of customers or vendors.

        Our reputation and ability to retain, acquire and serve our customers are dependent upon the reliable performance of our sites and the underlying infrastructure of the Internet, including fixed-line and mobile communications networks operated by third parties over which we have no control. We are dependent on the maintenance of reliable Internet and communications networks with the necessary speed, data capacity and security, as well as timely development of complementary products, for providing customers with reliable access to our sites. We also rely on third-party email service providers, Internet service providers and mobile networks to deliver our email and "push" communications to customers and our sites. We do not have control over these providers or networks.

        We currently utilize three data center hosting facilities located in Paris and Bordeaux, France, and Tamboré, São Paulo, Brazil. The data centers in France are duplicates of each other that simultaneously handle our French global information systems, and, in case of a system failure at one data center, we expect to be able to rely on the other data center. In Brazil, we currently rely on a single data center which is backed up by a secure cloud computing data center, however this backup is not fully redundant. A failure may occur at one or more of our data centers and our backup systems may not function properly. Any damage to, or failure of, these third-party communication networks or our data centers, whether due to system failures, computer viruses, physical or electronic break-ins or other unexpected events or disruptions, could cause system interruption, delays and loss of critical data, prevent us from providing our services on a timely basis or limit or prevent access to our sites and cause partial or complete shutdowns of our sites, which could have a material adverse effect on our business, financial condition and operating results.

Our business depends in part on email and other messaging services, as well as on third-party search engines, and any restrictions on the sending of emails or messages or an inability to timely deliver such communications, or changes in the processes of search engines, could adversely affect our net sales and business.

        Our business depends in part upon email and other messaging services for promoting our sites, product offerings and services. We provide promotional emails to consumers in our customer database and, for the six months ended June 30, 2014, approximately 7.8% of the traffic to our sites was generated through sending such messages. Actions by third parties to block, impose restrictions on or charge for the delivery of emails or other messages could materially and adversely impact our business. From time to time, Internet service providers or other third parties may block bulk email transmissions or otherwise experience technical difficulties that result in our inability to successfully deliver emails or other messages to third parties. Changes in the laws or regulations that limit our ability to send such communications or impose additional requirements upon us in connection with sending such communications could also materially and adversely impact our business. Our use of email and other messaging services to send communications about our sites, product offerings and services or other matters may also result in legal claims against us, which may cause us increased expenses, and if successful might result in fines and orders with costly reporting and compliance obligations or might limit or prohibit our ability to send emails or other messages. In addition, changes in how webmail applications organize and prioritize email may reduce the number of our emails being opened, including if our email messages are delivered to "spam" or similar folders. We also use social media services to send communications and create a community of customers around our brands. Changes in the terms of use of social media services that would limit our ability to send promotional communications or our customers' ability to receive communications, disruptions or downtime experienced by these services or decline in the use of or engagement with social media by customers and potential customers could harm our business.

        In addition, a portion of the organic traffic to our sites is generated through search engine optimization, or SEO. Our SEO techniques have been developed to work with existing search algorithms utilized by the major search engines. However, major search engines may modify their search algorithms and changes in these algorithms could cause our sites to receive less favorable placements, which could reduce the number of users who visit our sites. In addition, sites must comply with search engine guidelines and policies. These guidelines and policies are complex and may change at any time. If we fail to follow such guidelines and policies properly, search engines may rank our content lower in search results or could remove our content altogether from their results. If we are listed less prominently or fail to appear in search result listings for any reason, the number of visitors to our sites could decline.

We rely on information technology to operate our business and maintain competitiveness, and any failure to adapt to technological developments or industry trends could harm our business.

        We must continuously improve and upgrade our technology and infrastructure including adapting our systems and infrastructure to meet rapidly evolving consumer trends and demands and improving the performance, features and reliability of our sites in response to competitive product offerings and services. Emerging technologies and technological trends, such as the use of cloud computing to replace or supplement physical infrastructure, could also make it easier for competitors to enter our markets due to lower up-front technology costs. In addition, increasing use of mobile platforms in eCommerce and the emergence of niche competitors who may be able to optimize product offerings, services or strategies for such platforms will require new investment in technology. For example, for our French operations, we are developing and investing in a "responsive design" platform that will enable our websites to automatically adapt to the screen size of a computer or tablet, depending on what they are being viewed on, and we are developing new apps for the iPad and Android tablets. For our Brazilian operations, we are investing in software that customizes our customers' browsing experience and in mobile "push" technology that will enable us to send real-time promotional communications to our customers. However, our new platform or apps, or any other new technology we invest in, may not be successful. If we are unable to keep up with technological developments, our business, financial condition and operating results could be materially and adversely affected.

We may be unable to continue the use of our domain names, or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brands, trademarks or service marks.

        Our domain names are core to our business as they are the electronic doorway through which customers enter our online shopping environment and are key to our brand recognition. Certain of our Parent Companies have registered the Extra, Casas Bahia, Ponto Frio and other domain names that we use in our business except for the Ponto Frio ".com.br" and ".com" domain names, which are registered by Nova Pontocom, and the Cdiscount domain names, which are registered by Cdiscount. We have been granted a right of use to our most important domain names for our Brazilian business, including extra.com.br and casasbahia.com.br, from CBD and Via Varejo in connection with our 20-year license agreements. See "Certain Relationships and Related Party Transactions—Licensing Agreements." If we lose the ability to use one of our key domain names, whether due to the termination or breach of the relevant licenses by CBD and Via Varejo, trademark claims, failure to renew the applicable registrations or otherwise, we may be forced to sell our product offerings under a new domain name, which could cause us substantial harm, or incur significant expense in order to purchase rights to the domain name in question.

        We have a policy of defending our trademarks and we conduct trademark clearance searches to secure our rights over many of our trademarks. Our competitors and others have attempted and may in the future attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been and in the future may be registered by others in France, Brazil and elsewhere, which may impede our rights to use our trademarks. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our domain names and brands. Protecting and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of management's attention.

        Furthermore, the regulations governing domain names and laws protecting marks and similar proprietary rights could change in ways that block or interfere with our ability to use relevant domain names or our current brands. Regulatory bodies also may establish additional requirements or may allow modifications of the requirements for registering, licensing, holding or using domain names. As a result, we might not be able to register, license, use or maintain our domain names in all of the countries in which we currently conduct business or may conduct business in the future.

Our business depends on strong brands. We may not be able to maintain and enhance our brands, or we may receive unfavorable customer complaints or negative publicity, which could adversely affect our brands.

        We believe that our Cdiscount, Extra, Casas Bahia and Ponto Frio brands contribute significantly to the success of our business. We also believe that maintaining and enhancing those brands is critical to maintaining and expanding our base of customers, vendors and marketplace sellers. Outside of the eCommerce sphere, the Extra, Casas Bahia and Ponto Frio brands will continue to be utilized by certain of our Parent Companies, CBD and Via Varejo. These Parent Companies will determine the strategy and positioning of these brands. Maintaining and enhancing our brands will also depend largely on our ability to continue to create the best customer experience, based on our competitive pricing, our large assortment of products, the range and convenience of the delivery options we offer and providing a user-friendly buying experience, including having dedicated customer service teams available, and our ability to provide a reliable, trustworthy and profitable market to our vendors and marketplace sellers. Maintaining and enhancing our brands may require us to make substantial investments, adapt our strategy to new trends in the market, lower the prices of our product offerings and lower our shipping charges, and these changes may not be successful. If we fail to promote and maintain our brands or if we incur excessive expenses in this effort, our business, financial condition and operating results may be materially and adversely affected.

        Furthermore, customer complaints or negative publicity about our sites, product offerings, services, delivery times, customer data handling and security practices or customer support could harm our reputation and diminish consumer use of our sites, and consumer, vendor and marketplace seller confidence in us. A diminution in the strength of our brands and reputation could have a material adverse effect on our business, financial condition and operating results.

Failure to comply with European, French, Brazilian and other laws and regulations relating to privacy and data protection, could adversely affect our business, financial condition and operating results.

        We strive to comply with all applicable laws, regulations and other legal obligations relating to privacy and data protection including those relating to the use of data for marketing purposes. However, any failure, or perceived failure, by us to comply with our policies or with any European, French, Brazilian and other privacy-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations could adversely affect our reputation, brands and business, and may result in claims, fines, civil or criminal proceedings or actions against us by governmental entities or others.

        We may also be subject to fines or contractually liable to indemnify and hold harmless third parties, including our customers, from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business. Any of these events could compromise our ability to pursue our growth strategy effectively and may adversely affect our ability to retain and acquire customers, vendors and marketplace sellers or otherwise harm our business, financial condition and operating results.

        We rely on the collection of personal data from our customers to effectively promote our sites, product offerings and services. In addition, our advertising sales agencies, 3W Régie and Supernova, use customer data, including personally identifiable information, to sell targeted advertising space to third parties. A variety of European, French, Brazilian and other laws and regulations govern the collection, use, retention, sharing and security of consumer data and the digital advertising business, including, in France, Law No. 78-17 of January 6, 1978 as amended notably by Law No. 2004-801, dated August 6, 2004, as well as the European Union Directive 95/46/EC, dated October 24, 1995, on the protection of individuals with regard to the processing of personal data and on the free movement of such data. Laws and regulations relating to privacy, data protection, consumer protection and the digital advertising business are evolving and subject to potentially differing interpretations. Changes in these laws and regulations or their interpretation may force us to incur substantial costs or require us to change our business practices. For example, it is currently expected that the data protection framework in France will be amended pursuant to the proposed European Union General Data Protection Regulation adopted by the European Parliament on March 12, 2014, which may present challenges to our ability to collect customer data and promote our sites, product offerings and services through electronic communications and our online advertising sales agencies.

        European, French, Brazilian and other governmental authorities continue to evaluate the privacy implications inherent in the use of "cookies" and other methods of online tracking for behavioral advertising and other purposes. Such authorities have enacted legislation to regulate the use of cookies, including the European Union Directive 2002/58/EC of July 12, 2002, or the e-Privacy Directive, or are

considering enacting legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could, if widely adopted, result in the use of third party cookies and other methods of online tracking becoming significantly less effective. If a consumer uses an Internet browser that automatically blocks all cookies, does not give consent to the use of cookies or otherwise opts to not allow persons to track their browsing activity, our ability to effectively promote our sites, product offerings and services may be impacted. Further, restrictions on the use of cookies may impact our ability to make effective use of services that employ such practices, which could negatively impact our business.

We may become subject to additional and unexpected laws and regulations or changes to existing ones, which could materially and adversely affect our business, financial condition and results of operation.

        We may become subject to additional and unexpected laws and regulations or changes to existing ones, which could create unexpected liabilities for us, cause us to incur additional costs or restrict our operations. For example, through a joint venture we entered into with Banque du Groupe Casino, S.A., or Banque Casino, our customers in France are able to pay for products on our sites in four installments. These payment-in-installments services are currently subject to limited formal requirements under applicable French consumer laws. However, if these services we offer were to become subject to more stringent regulations, our business, financial condition and results of operation could be materially and adversely affected.

        In addition, from time to time, we may be notified of or otherwise become aware of additional laws and regulations that governmental organizations or others may claim should be applicable to our business. For instance, Brazilian authorities recently approved Law No. 12,965/2014, or the New Internet Law, which defines a number of key principles and basic rights for Internet users in Brazil and which, among other things, obligates eCommerce providers to retain any data history of users for a minimum period of six months for possible disclosure to support criminal investigations. See "Regulation—Brazil."

        In addition, if applicable general consumer laws or consumer laws specifically related to eCommerce sales or the rights and protections of consumers purchasing online became more stringent, it could require us to bear additional costs and operational constraints and limit our current promotional practices and therefore have a negative impact on our business. For example, since June 2014, consumer class actions have been permissible in France. If we become subject to such an action it could negatively impact our brand and our business. Moreover, our relationships with vendors are subject to regulation and changes to these regulations may affect us. Regulations in France have been subject to periodic change in the past and future change may affect the terms of our relationships with our vendors (including, for example, commercial conditions and payment terms), which may have an impact on our business and results of operations.

        Furthermore, a case is pending before the Supreme Court of France related to Cdiscount S.A.'s compliance with applicable law regarding methods of determining price reductions. Cdiscount S.A. believes it complies with the relevant European Union law on price reductions and argued in lower courts that French regulations in this area are more restrictive than allowed under European Union law and thus void. However, the lower courts ruled against Cdiscount S.A. The matter is on appeal with the Supreme Court of France, which has applied to the Court of Justice of the European Union, or CJEU, for a preliminary ruling in this case. A recent decision by the CJEU, addressing a similar set of circumstances, found that similar legislation in Belgium was not compliant with European Union laws because such legislation was more restrictive than permitted under European Union laws. In addition, the French government's Advocate General on May 14, 2014 gave favorable advice to the court, which supported the position of Cdiscount S.A. Nevertheless, as the Supreme Court of France is not bound by the Advocate General's advice, no assurances can be given that Cdiscount S.A. will achieve a satisfactory outcome in the case and an adverse judgment could have a negative impact on Cdiscount S.A.'s ability to advertise price reductions. To date, the Company has paid a €10,000 fine and has not otherwise taken any provision in its accounts for this matter.

        Also, our French marketplace collects payments from marketplace customers and pays to the marketplace sellers the corresponding amounts less the commissions levied by Cdiscount. The French banking authority has contacted us and other marketplaces stating that marketplace businesses provide payment services and that the provision of such services requires a license under applicable laws or the outsourcing of such services to a licensed payment service provider, and requires compliance with the revised Directive 2007/64/EC on payment services, expected to be published in early 2015, with which we expect to comply upon its implementation.

        Complying with these obligations could have a negative impact on our profit margins. In addition, failure to comply with these obligations or our failure to anticipate the application of these and other laws and regulations accurately, could create liability for us, result in adverse publicity or cause us to alter our business practices, which may cause our business, financial condition and operating results to be materially and adversely affected.

If we do not adequately maintain and develop our financial reporting and internal controls, we may be unable to accurately report our financial results or prevent fraud and may, as a result, become subject to sanctions by the SEC. Establishing effective internal controls may also result in higher than anticipated operating expenses.

        Following the completion of this offering, we will be required to comply with additional regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements may place a strain on our systems and resources and may require additional staff and management oversight, which could have a negative effect on our business, financial condition and results of operations.

        As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the requirements of the Sarbanes-Oxley Act of 2002, as amended, or SOX. The Exchange Act requires that we file annual and current reports with respect to our business and financial performance. SOX requires that we maintain disclosure controls and procedures and internal control over financial reporting. We will be required to report on the effectiveness of our internal control over financial reporting starting from our annual filing for the year ended December 31, 2015.

        To improve the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue to improve existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future, especially because we lack a history of operations as a standalone entity. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures and controls, or the obsolescence of existing financial control systems, could harm our ability to accurately forecast sales demand and record and report financial and management information on a timely and accurate basis and if we fail to comply with our regulatory and reporting requirements, we might be subject to sanctions or investigations by regulatory authorities such as the SEC.

Employment laws in some of the countries in which we operate are relatively stringent.

        As of December 31, 2013, we had 4,246 full-time employees, of whom approximately 24.4% were located in France and 75.6% in Brazil. In some of the countries in which we operate, employment laws may grant significant job protection to certain employees, including rights on termination of employment and setting maximum number of hours and days per week a particular employee is permitted to work. In addition, in certain countries in which we operate, we are often required to consult and seek the advice of employee representatives and unions. These laws, coupled with the requirement to consult with any relevant employee representatives and unions, could impact our ability to react to market changes and the needs of our business.

We may be subject to work stoppages at our fulfillment centers or our vendors may be subjected to work stoppages, which may cause our business, financial condition and operating results to be materially and adversely affected.

        Although we have not been subject to any recent strikes and we believe that we have a good working relationship with our employees, if our workers were to engage in a significant strike, work stoppage or other slowdown in the future, we could experience a disruption of our operations. Such disruption could interfere with our ability to fulfill orders on a timely basis and could have other negative effects, including decreased productivity and increased labor costs. In addition, strikes, work stoppages or slowdowns experienced by our vendors, their suppliers or the shipping companies we use could cause cancellation of or delay or our receipt of inventory and could cause a delay in delivering products to our customers. To the extent any of these events occur, our business, financial condition and operating results could be materially and adversely affected.

Our success depends in large part on our ability to attract and retain high-quality management and operating personnel, and if we are unable to attract, retain and motivate well-qualified employees, our business could be harmed.

        Our success depends in large part on our ability to attract and retain high-quality management and operating personnel. Our business also requires skilled technical and marketing personnel, who are in high demand and are often subject to competing offers. Competition for qualified employees is intense in our industry, and the loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business, could harm our operating results and impair our ability to grow.

We may not be able to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties.

        We regard our trademarks, service marks, copyrights, trade dress, trade secrets, proprietary technology and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law, trade secret protection, confidentiality and/or license agreements and other methods with our employees, customers, marketplace sellers and others to protect our proprietary rights. In particular, we rely on a license agreement with Casino for the use of the Finlandek name and 20-year license agreements with CBD and Via Varejo for the use of the Extra, Casas Bahia and Ponto Frio names and related trademarks.

        Effective intellectual property protection may not be available in every country in which our sites, product offerings and services are made available. We may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. Third parties that license our proprietary rights in the future may also take actions that diminish the value of our proprietary rights or reputation.

        In addition, third parties have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their intellectual property rights. For example, we have received in the past, and we anticipate receiving in the future, communications alleging that certain items posted on or sold through our sites violate third-party copyrights, patents, marks and trade names or other intellectual property rights or other proprietary rights. Brand and content owners and other proprietary rights owners have actively asserted their purported rights against eCommerce companies, including Cdiscount. In addition to litigation from rights owners, we may be subject to regulatory, civil or criminal proceedings and penalties if governmental authorities believe we have aided and abetted in the sale of counterfeit or infringing products. Such claims, whether or not meritorious, may result in the expenditure of significant financial, managerial and operational resources, injunctions against us or the payment of damages by us. We may need to obtain licenses from third parties who allege that we have violated their rights, but such licenses may not be available on terms acceptable to us, or at all. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.

        The protection of our intellectual property rights may require the expenditure of significant financial, managerial and operational resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights. The loss of our ability to use our intellectual property, or if we are unable to protect our property rights, whether due to the termination or breach of the relevant licenses by Casino, CBD or Via Varejo, trademark claims, failure to renew the applicable registrations or otherwise, could cause substantial harm to our brands and/or result in a material and adverse effect on our business, financial condition and operating results.

Some of our software and systems contain open source software, which may pose particular risks to our proprietary software and solutions.

        We use open source software in our software and systems and will use open source software in the future. The licenses applicable to open source software typically require that the source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. From time to time, we may face intellectual property infringement claims from third parties, demands for the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or claims that otherwise seek to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, be limited in the licensing of our technologies or cease offering the implicated solutions unless and until we can re-engineer them to avoid infringement or change the use of the implicated open source software. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, indemnities or other contractual protections with respect to the software (for example, non-infringement or functionality). Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our sites and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have a material and adverse effect on our business, financial condition and operating results.

Our business is subject to foreign exchange risk.

        Our results of operations will be reported in euros. As such, the results of operations from products and services sold in currencies other than euros are exposed to foreign exchange rate fluctuations. For the six months ended June 30, 2014 and the year ended December 31, 2013, 55.2% and 51.0% of our net sales were generated in Brazilian real, respectively. The Brazilian currency fluctuates in relation to the U.S. dollar, euro and other currencies. Since 1999, Brazil has adopted a floating exchange rate system with interventions by the Central Bank of Brazil (Banco Central do Brasil), or the Brazilian Central Bank, in buying or selling foreign currency. From time to time there have been significant fluctuations in the exchange rate between the real and the U.S. dollar, euro and other currencies. For the six months ended June 30, 2014, the real appreciated 7.2% and 8.6% against the U.S. dollar and the euro, respectively. The real may substantially depreciate or appreciate against the U.S. dollar or euro in the future. Depreciation of the real against the U.S. dollar or euro could create inflationary pressures in Brazil and cause increases in interest rates. Furthermore, as approximately half of our revenues are denominated in reais, upon translation, any depreciation of the real in relation to the euro could reduce our reported net sales and negatively affect other line items in our financial statements. As we expand our international operations, we expect that our exposure to exchange rate fluctuations will further increase.

We use third-party couriers and postal services to deliver many orders, and our marketplace sellers may use similar delivery methods to deliver orders. If these third-party providers fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

        We ship packages using trucks operated by the Casino Group and also maintain agreements with a number of third-party couriers to deliver products to our customers and postal services in France and Brazil for delivery of principally smaller-sized products. We may also use third-party service providers to ship products from our fulfillment centers to our large network of pick-up locations. Marketplace sellers may also use third-party couriers if they do not utilize our delivery services, to the extent offered. Interruptions to or failures in these third parties' delivery services could prevent the timely or proper delivery of our products to customers. These interruptions may be due to events that are beyond our control or the control of these delivery companies, such as inclement weather, natural disasters, transportation disruptions or labor unrest including postal worker strikes.

        In addition, if our third-party couriers fail to comply with applicable rules and regulations in the countries in which we operate, our delivery services may be materially and adversely affected. We may not be able to find alternative delivery companies to provide delivery services in a timely and reliable manner, or at all. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. If our products are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

We may be subject to product liability claims if people or property are harmed by the products we sell.

        Some of the products we sell are subject to regulation by consumer product safety and similar regulatory authorities. As a result, such products, as well as any other products, have been and could be in the future subject to recalls and other remedial actions. Products we sell for children are often subject to enhanced safety concerns and additional scrutiny and regulation. In France, we have an internal product safety and quality team and, in both France and Brazil, we may voluntarily remove selected products from our direct sales sites due to safety concerns. Such recalls and voluntary removal of products can result in, among other things, lost sales, diverted resources, potential harm to our reputation and increased customer service costs and legal expenses, which could have a material and adverse effect on our business, financial condition and operating results.

        Although we may voluntarily recall and remove some products, we still may be exposed to product liability claims relating to personal injury, death, or environmental or property damage alleged to have resulted from the products we sell, and product recalls or other actions may be required. In addition, our marketplaces may increase our exposure to product liability claims, including if such sellers do not have sufficient protection from such claims. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. In addition, our vendors or marketplace sellers may not have sufficient resources or insurance to satisfy any indemnity or defense obligations owed to us.

        Furthermore, we purchase our merchandise from numerous manufacturers. Our standard vendor terms and conditions require vendors to comply with applicable laws. Failure of our vendors to comply with applicable laws and regulations and contractual requirements could lead to litigation against us, resulting in increased legal expenses and costs. In addition, the failure of any such vendors to provide safe and humane factory conditions and oversight at their facilities could damage our reputation with consumers or result in legal claims against us.

We are subject to payment-related risks.

        We accept payments using a variety of methods, including payment-in-installments, credit card, debit card, PayPal and similar services, bank check, wire transfer, our brand-name cards and gift cards. As we offer new payment options to consumers, we may be subject to additional regulations, compliance requirements and incidents of fraud. For certain payment methods, including payment in installments and credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We are also subject to payment card association operating rules and certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with the rules or requirements of any provider of a payment method we accept, among other things, we may be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept payment in installments, credit and debit card payments or other types of online payments from customers. If any of these events were to occur, our business, financial condition and operating results could be materially and adversely affected.

        We also may incur significant losses from fraud. We may incur losses from claims that the customer did not authorize the purchase, from merchant fraud, from erroneous transmissions and from customers who have closed bank accounts or have insufficient funds in them to satisfy payments. In addition to the direct costs of such losses, if they are related to credit card transactions or payment in installments and become excessive, they could potentially result in our losing the right to accept credit cards for payment or increase our fees for the payment-in-installments program. In addition, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature. We do not currently carry insurance against this risk. To date, we have experienced minimal losses from payment fraud, but we continue to face the risk of significant losses from this and other types of fraud. Our failure to adequately control fraudulent transactions could damage our reputation and brands and result in litigation or regulatory action, causing an increase in legal expenses and fees and substantial harm our business, financial condition and operating results.

A substantial portion of our sales is paid for in installment payments under arrangements with joint venture partners and third parties and a change to the terms of these arrangements may lead to a decline in sales.

        We or our Parent Companies have entered into joint ventures with certain banks pursuant to which we offer our customers various consumer financing options when purchasing products on our sites, including payment in installments. In addition, customers in Brazil using credit cards or PayPal have the option to pay for their purchase in installments. These payment options are a key element of our value proposition to customers and have proven to be popular. As a result, 61.6% of our sales for the six months ended June 30, 2014 were paid for in installment payments. If these joint venture partners change the terms of the respective joint venture, we or our Parent Companies, as applicable, may be required to maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments and default rates. Such losses could surpass the amount of allowances made, which may have an adverse effect on our business, financial condition and operating results. In addition, if credit card companies or PayPal change their terms for payment in installment or no longer offer such payment options, or if a joint venture partner terminates the arrangement it has with us or our Parent Companies, we may need to find a new joint venture partner, which may not be able to offer terms that are acceptable to us, apply for the relevant licenses to provide payment-in-installment programs ourselves or discontinue installment payment options, which may lead to a decline in our sales and/or have an adverse effect on our business, financial condition and operating results.

We may be unable to prevent sellers from selling goods in an unlawful manner on our marketplaces. In addition, we could be liable for fraudulent or unlawful activities of the sellers on our marketplaces.

        We may be unable to prevent sellers offering products through our marketplaces from collecting payments, fraudulently or otherwise, when customers never receive the products they ordered or when the products received are of inferior quality or materially different from the seller's descriptions. In certain instances, we reimburse customers for payments in these situations and, as we expand our marketplace business, the cost of reimbursing customers will increase and could negatively affect our operating results. We also may be unable to prevent sellers on our marketplaces from selling unlawful goods, selling goods in an unlawful manner without licenses, permits or otherwise, or selling counterfeit products or products whose sale violates the proprietary rights of others. Any of these events could have a negative impact on our reputation and business. In addition, we could face civil or criminal liability for unlawful activities by sellers on our marketplaces, as well as criminal liability for the introduction of danger or a defective product on such marketplace. We believe we have hosting status with respect to our French marketplace. As a result, we believe we are only liable for unlawful activities by sellers on our French marketplace after we have been notified of such activities and do not take any action to remedy the situation. However, if we were to lose our hosting status, we could face civil or criminal liability for unlawful activities by sellers on our French marketplace even if we were not aware of such unlawful activities.

We may from time to time pursue acquisitions, which could have an adverse impact on our business, as could the integration of the businesses following acquisition.

        We may in the future from time to time acquire other companies or businesses. Acquisitions involve numerous risks, any of which could harm our business, including difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company; difficulties in supporting and transitioning vendors, if any, of an acquired company; diversion of financial and management resources from existing operations or alternative acquisition opportunities; failure to realize the anticipated benefits or synergies of a transaction; failure to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, revenue recognition or other accounting practices or employee or customer issues; risks of entering new markets in which we have limited or no experience; potential loss of key employees, customers and vendors from either our current business or an acquired company's business; inability to generate sufficient net sales to offset acquisition costs; additional costs or equity dilution associated with funding the acquisition; and possible write-offs or impairment charges relating to acquired businesses.

Our business could be negatively impacted by merger control rules and antitrust limitations imposed by European Union, French and Brazilian laws and regulations.

        Merger control rules and antitrust limitations imposed by European Union, French and Brazilian laws and regulations could negatively impact our business if such laws and regulations prevent us from expanding our growth through the consummation of mergers or acquisitions in certain categories. At the same time, if smaller players in our markets are able to consolidate, this could increase the competitive pressure on our business due to an increase in such competitors' economies of scale and a reduction in their operating costs. These events could cause our business, financial condition and operating results to be materially and adversely affected.

Our results could be adversely affected by natural disasters, public health crises, political crises or other catastrophic events.

        Natural disasters, such as earthquakes, flooding, hurricanes, tornadoes and other adverse weather and climate conditions; unforeseen public health crises, such as pandemics and epidemics; political crises, such as terrorist attacks, war and other political instability; or other catastrophic events, whether occurring in any of the countries in which we operate or internationally, could disrupt our operations or the operations of one or more of our vendors. In particular, these types of events could impact our product supply chain from or to the impacted region and could impact our ability or the ability of third parties to operate or use our sites. In addition, these types of events could negatively impact consumer spending in the impacted regions or depending upon the severity, globally. To the extent such catastrophic events occur in the future, our business, financial condition and operating results could be materially and adversely affected.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

        In the future, we could be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. We may sell ordinary shares, convertible securities and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our ordinary shares. Debt financing, if available, may involve restrictive covenants and could reduce our operational flexibility or profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

Risks Related to the Reorganization

We may experience difficulties in integrating our businesses.

        The success of the integration of our businesses will depend, in part, on our ability to realize the anticipated benefits and cost savings derived from the combination of the Cdiscount and Nova Pontocom businesses. The integration of two companies is a complex process and we may encounter substantial difficulties or delays in integrating our operations. Until recently, Cdiscount and Nova Pontocom operated independently and, as such, we have no experience operating as a combined company and there can be no assurance that our businesses, management teams or corporate decision-making processes can be integrated successfully. It is possible that the integration process may take longer than originally anticipated and could result in the disruption of either or both company's ongoing businesses, unexpected integration issues and higher than expected integration costs. Specifically, issues that must be addressed in integrating the operations of Cdiscount and Nova Pontocom in order to realize the anticipated benefits of the Reorganization include, among other things:

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  combining the companies' sales administration, technology staff and management functions, including the compatibility of two Co-Chief Executive Officers from our regional segments working effectively to operate a combined global business with a unified commercial strategy;

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  integrating the companies' technologies;

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  coordinating geographically separate organizations;

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  complexities associated with managing the larger, combined business;

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  harmonizing the companies' operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

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  retaining key management and other employees;

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  addressing possible differences in corporate cultures and management philosophies;

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  the diversion of management's attention from ordinary business operations; and

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  the possibility of tax costs or inefficiencies associated with the integration of the operations of Cdiscount and Nova Pontocom.

        Any of these issues in successfully integrating the businesses of Cdiscount and Nova Pontocom, higher than expected costs, or any delays in the integration process, could adversely affect our ability to achieve the anticipated benefits of the Reorganization and could materially and adversely affect our business, financial condition and results of operation. Even if we are able to integrate the operations successfully, there can be no assurance that the integration will result in the realization of all of the cross-selling opportunities, cost savings and sharing of best practices that we currently anticipate or that these benefits will be achieved within the anticipated time frame.

The historical consolidated financial information and pro forma financial information presented in this prospectus does not necessarily reflect the results we would have achieved as an independent, publicly traded company or our future results.

        The historical consolidated financial information and pro forma financial information that we have included in this prospectus does not necessarily reflect what our results of operations, financial position or cash flows would have been, had we been an independent, publicly traded company during the periods presented and may not be representative of our future results due to the following factors:

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  our historical consolidated financial information and pro forma financial information reflects allocations of expenses for services historically provided by our Parent Companies and those allocations may be lower than the comparable expenses we would have incurred as an independent company;

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  our working capital requirements historically have been satisfied by the corporation-wide cash management programs of our Parent Companies, and our cost of debt and other capital may significantly differ from that reflected in our historical consolidated financial information; and

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  our historical consolidated financial information and pro forma financial information may not fully reflect the costs associated with being an independent public company, including significant changes that may occur in our cost structure, management, financing arrangements and business operations as a result of the Reorganization.

        For these reasons, as well as the inherent uncertainties of our business, the historical consolidated financial information and pro forma financial information presented in this prospectus does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future.

Risks Related to Brazil and Other Emerging Markets in Which We Operate

Emerging markets, such as Brazil, are subject to greater risks than more developed markets, including significant legal, economic and political risks.

        Although we have a strong presence in France, our Brazilian operations form an important part of our business. In addition, we also have operations in other emerging markets in Latin America, Africa and Asia, and intend to further expand our business in Latin America and Africa. Investors in companies with large operations in emerging markets, such as Brazil and the other Latin American, Asian and African countries in which we are present or intend to or may in the future expand into, should be aware that these markets are subject to greater risk than more developed markets, such as France, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies are subject to rapid change and that the information set out herein may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in companies with a presence in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved, and investors are urged to consult with their own legal and financial advisors before making an investment in our ordinary shares.

The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian economic and political conditions could have a material and adverse effect on our business, financial condition and operating results.

        The Brazilian economy has been characterized by frequent, and occasionally material, intervention by the Brazilian federal government, which has often modified monetary, credit and other policies intended to influence Brazil's economy. The Brazilian government's actions to control inflation and effect other policy changes have involved wage and price controls, changes in existing, or the implementation of new, taxes and fluctuations of base interest rates. Actions taken by the Brazilian federal government concerning the economy may have important effects on companies with large operations in Brazil, including us, and on market conditions in Brazil. In addition, actions taken by Brazilian state and local governments with respect to labor, tax and other laws may affect our operations. Our financial condition and results of operations may also be materially and adversely affected by any of the following and the Brazilian federal government's actions in response to them:

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  monetary policies;

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  economic and social instability;

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  energy shortages, or other changes in energy prices;

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  interest rates;

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  exchange controls and restrictions on remittances abroad;

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  liquidity of the domestic capital and lending markets;

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  tax policy, including international tax treaties; and

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  other political, diplomatic, social and economic policies or developments in or affecting Brazil.

        Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian market. Historically, the political scenario in Brazil has influenced the performance of the Brazilian economy. In particular, political crises have adversely affected investors' confidence and public sentiment, which has adversely affected economic development in Brazil.

        Brazilian presidential elections are currently taking place, with final results expected by the end of October 2014. The president of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses such as our company. These and other future developments in the Brazilian economy and governmental policies could have a material and adverse effect on our business, financial condition and operating results.

Brazilian government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm our business.

        Brazil has in the past experienced extremely high rates of inflation and has in response followed monetary policies that have resulted in one of the highest real interest rates in the world. Between 2005 and 2013, the base interest rate in Brazil varied between 19.77% and 7.11% per annum. As of June 30, 2014, the base interest rate was 10.9%. Inflation and the Brazilian government's measures to fight it, principally through the Brazilian Central Bank, have had and may have significant effects on the Brazilian economy and our business. Tight monetary policies with high interest rates may restrict Brazil's growth and the availability of credit. Conversely, more lenient government and Brazilian Central Bank policies and interest rate decreases may trigger increases in inflation, which could impact domestic demand for our product offerings and services and otherwise negatively affect our business. We may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure. Furthermore, interest rate increases may affect our financial costs related to the discount of receivables from our sales in installments thus adversely affecting our profitability. Inflationary pressures may also lead to further government intervention in the Brazilian economy, including the introduction of government policies that may materially and adversely affect the overall performance of the Brazilian economy, which in turn may materially and adversely affect our business.

eCommerce transactions in certain emerging markets may be impeded by the lack of secure payment methods.

        Consumers and merchants in certain emerging markets and certain Asian countries can be held fully liable for credit card and other losses due to third-party fraud. As secure methods of payment for eCommerce transactions have not been widely adopted in certain emerging markets both consumers and merchants generally have a relatively low confidence level in the integrity of eCommerce transactions. In addition, many banks and other financial institutions have generally been reluctant to give merchants the right to process online transactions due to these concerns about credit card fraud. These concerns may limit our ability to generate revenues from eCommerce in certain emerging markets which could have a material and adverse effect on our business.

A substantial part of the population in emerging markets relies on cash payments, which may impact our ability to grow our business in those markets.

        In emerging markets, including certain Latin American countries, African countries and certain Asian countries, a substantial part of the population relies on cash payments, rather than credit and debit card payments or electronic banking. Since our business is dependent on customers' use of electronic payment methods, a reliance of cash in any of the markets in which we operate could impact our ability to grow our business in such market. Although we expect that over time the prevalence of cash payments will decline as a greater percentage of the population in emerging markets adopts credit and debit card payments and electronic banking, this may not happen quickly or at all.

Risks Related to Taxation

Changes in tax treatment of companies engaged in eCommerce may adversely affect the commercial use of our sites and our financial results.

        Due to the global nature of the Internet, it is possible that various countries or states might attempt to impose additional or new regulation on our business or levy additional or new sales, income or other taxes relating to our activities. Tax authorities at the international, national and local levels are currently reviewing the appropriate treatment of companies engaged in eCommerce and mCommerce. New or revised international, national or local tax regulations may subject us or our customers to additional sales, income and other taxes. New taxes could also create significant increases in internal costs necessary to capture data and collect and remit taxes. We cannot predict the effect of current attempts to impose sales, income or other taxes on eCommerce or mCommerce. However, new or revised taxes would likely increase the cost of doing business online and decrease the attractiveness of selling products over the Internet. For example, we benefit from tax incentives granted by Brazilian states and we cannot guarantee that these tax incentives will remain in force, that the legality of these tax incentives is not, or will not in the future be, questioned by third parties such as the Brazilian attorney general or other Brazilian states, or that we will be able to replace these incentives if they are suspended or cancelled in the future. If these tax incentives are no longer in place, we may be subject to the imposition of penalties and collection of the taxes that were not paid in the past due to such incentives. As a result, the suspension, early maturity, cancellation or non-renewal of such incentives, as well as any other changes in tax laws, may have a material adverse effect on our business, financial condition and operating results.

We may experience fluctuations in our tax obligations and effective tax rate, which could materially and adversely affect our operating results.

        We are subject to taxes in Brazil, France, the Netherlands and numerous other jurisdictions. We record tax expense based on current tax payments and our estimates of future tax payments, which may include reserves for estimates of probable settlements of international and domestic tax audits. At any one time, multiple tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. As a result, we expect that throughout the year there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are re-evaluated. Further, our effective tax rate in a given financial statement period may be materially impacted by changes in tax laws, changes in the mix and level of earnings by taxing jurisdiction, changes to existing accounting rules or regulations or by changes to our ownership or capital structures. Fluctuations in our tax obligations and effective tax rate could materially and adversely affect our results of business, financial condition and operating results.

The intended tax treatment of our corporate structure and intercompany arrangements depend on the application of the tax laws of various jurisdictions and on how we operate our business.

        Our corporate structure and intercompany arrangements are intended to be tax efficient. The application of the tax laws of various jurisdictions, including Brazil, France and the Netherlands, to our international business activities is subject to interpretation and depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the intended tax consequences, which could increase our worldwide effective tax rate and harm our financial position and results of operations. In order to effectively structure and execute our international tax strategy we will need to continue to hire, train and manage qualified personnel. If our new hires underperform, or if we are unsuccessful in hiring, training, managing and integrating these new employees, our business may be harmed.

        Significant judgment is required in evaluating our tax positions and determining our provision for income taxes and other taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm's length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied.

        Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws. However, the tax benefits which we intend to derive could be undermined if we are unable to adapt the manner in which we operate our business and if tax laws change.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of shares.

        Based on our historic and expected operations, composition of assets and market capitalization (which will fluctuate from time to time), we do not expect that we will be classified as a PFIC for the current taxable year or for the foreseeable future. However, the determination of whether we are a PFIC is made annually, after the close of the relevant taxable year. Therefore, it is possible that we could be classified as a PFIC for the current taxable year or in future years due to changes in the composition of our assets or income, as well as changes in our market capitalization. If we were a PFIC for any taxable year during which a U.S. Holder (as defined in "Taxation—United States Federal Income Taxation") holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See "Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations."

Risks Related to an Investment in Our Ordinary Shares

The price of our ordinary shares may be volatile, and you may lose all or part of your investment.

        The initial public offering price for the ordinary shares sold in this offering will be determined by negotiations between us and representatives of the underwriters. This price may not reflect the market price of our ordinary shares following this offering and the price of our ordinary shares may decline. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

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  actual or anticipated fluctuations in our results of operations;

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  variance in our financial performance from the expectations of market analysts;

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  announcements by us or our competitors of significant business developments, technical innovations, acquisitions, strategic partnerships, joint ventures, operating results or capital commitments;

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  changes in the prices of our product offerings;

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  our involvement in litigation;

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  changes in laws or regulations applicable to our business;

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  sales of significant amounts of our ordinary shares, including sales by our executive officers, directors and principal shareholders;

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  market conditions in our industry;

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  changes in key personnel;

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  the trading volume of our ordinary shares;

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  changes in the estimation of the future size and growth rate of our markets;

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  general economic and market conditions; and

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  the other factors described under "Risk Factors."

        In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management's attention and resources could be diverted.

There has been no prior public market for our ordinary shares, and an active trading market may not develop.

        Prior to this offering, there has been no public market for our ordinary shares. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your ordinary shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your ordinary shares. An inactive market may also impair our ability to raise capital by selling ordinary shares.

If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

        The trading market for our ordinary shares will rely in part on the research and reports that equity research analysts publish about us and our business. The analysts' estimates are based upon their own opinions and may be different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, the price of our ordinary shares could decline. Moreover, the price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We are principally owned by our Founding Shareholders, and their interests may conflict with or differ from your interests as a shareholder.

        After the completion of this offering, our Founding Shareholders will continue to own a significant amount of our equity and their interests may not always be aligned with yours. Following the completion of this offering, it is expected that our Founding Shareholders will beneficially own            % of our ordinary shares and 100% of our special voting depository receipts for our special voting shares, representing            % of the voting power of all of our ordinary shares and special voting shares voting together as a single class, assuming no exercise of the underwriters' over-allotment option to purchase additional ordinary shares. So long as our Founding Shareholders continue to directly or indirectly own a significant amount of our voting power, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our business decisions. Our Founding Shareholders may have interests that are different from yours and they may exercise their voting and other rights in a manner that may be adverse to your interests.

        In addition, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our ordinary shares to decline or prevent our shareholders from realizing a premium over the market price for their ordinary shares.

        Our Founding Shareholders may from time to time in the future acquire or develop controlling interests in businesses engaged in our industry that complement or directly or indirectly compete with certain portions of our business. In addition, our Founding Shareholders may pursue acquisitions or opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Pursuant to our Articles of Association, our special voting shares will concentrate voting control with our Founding Shareholders, and limit your ability to influence corporate matters.

        Upon completion of this offering, the Voting Depository will receive one special voting share for each ordinary share held, directly or indirectly, by our Founding Shareholders and our Founding Shareholders will each receive directly or indirectly from the Voting Depository one special voting depository receipt, each stapled to every ordinary share received in, or prior to, the Reorganization. As a result, our Founding Shareholders will each have, directly or indirectly, two votes per ordinary share. In the event of a capital increase of our company in which one or more of the Founding Shareholders or their Permitted Transferees, as the case may be, participate, they may elect to receive one additional special voting depository receipt stapled to every ordinary share acquired by them in connection with the capital increase. See "Certain Relationships and Related Party Transactions—Agreements Relating to Our Shares—Special Voting Agreement."

        Investors who receive ordinary shares in this offering will not receive special voting shares or special voting depository receipts, and, as a result, will have only one vote per ordinary share. Our Founding Shareholders, who upon completion of this offering will hold, directly or indirectly, 100% of our special voting depository receipts, will in the aggregate control approximately            % of the voting power of our ordinary shares and special voting shares voting together as a single class, assuming no exercise of the underwriters' over-allotment option to purchase additional ordinary shares, and therefore will have the ability to control the management and affairs of our company and materially all matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or its assets.

        Furthermore, Jean-Charles Naouri, our chairman, will control and may be deemed to beneficially own approximately                    % of our outstanding ordinary shares, 100% of our special voting shares and                    % of our total voting power. See "Principal Shareholders" elsewhere in this prospectus. Accordingly, Mr. Naouri is, and will be, able to exercise significant influence over the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors. In addition, Mr. Naouri may be able to exercise significant influence over the outcome of any proposed merger or consolidation of our company. Mr. Naouri's indirect control interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our shares.

        In addition, our Founding Shareholders collectively will continue to be able to control nearly all matters submitted to our shareholders for approval even if their ordinary share holdings represent less than 50% of the outstanding ordinary shares. Because of these additional voting rights, our Founding

Shareholders collectively may continue to control a majority of the voting power of our outstanding share capital even when the ordinary shares held by them represent as little as 35% of our outstanding ordinary shares. This concentrated control will limit your ability to influence corporate matters for the foreseeable future and, as a result, the market price of our ordinary shares could be adversely affected. Future transfers of ordinary shares by our Founding Shareholders, other than to Permitted Transferees, will generally result in the special voting depository shares being cancelled and the underlying special voting shares being transferred to our company for no consideration, which will have the effect, over time, of increasing the relative voting power of those of our Founding Shareholders who retain their ordinary shares and stapled special voting depository receipts in the long term.

We will be a "controlled company" within the meaning of the NASDAQ rules. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

        Our Founding Shareholders will control a majority of our outstanding share capital. Following the completion of this offering, it is expected that our Founding Shareholders will beneficially own            % of our ordinary shares and 100% of our special voting depository receipts for our special voting shares, representing             % of the voting power of all of our ordinary shares and special voting shares voting together as a single class, assuming no exercise of the underwriters' over-allotment option to purchase additional ordinary shares. Under NASDAQ rules, a listed company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a "controlled company," and such a company may elect not to comply with certain NASDAQ corporate governance requirements, including (i) the requirement that a majority of the Board of Directors consist of independent directors, (ii) the requirement that the nominating committee be composed entirely of independent directors and (iii) the requirements to have a compensation committee and that such committee be composed entirely of independent directors.

        Following this offering, we intend to rely on these and other exemptions described in more detail under "Management—Corporate Governance Practices." Accordingly, our Board of Directors and applicable committees will include fewer independent members than would be required if we were subject to all NASDAQ rules. As such, their approach may be different from that of a board with a majority of independent directors or a committee with only independent directors and, as a result, our management oversight may be more limited than if we were subject to all NASDAQ rules.

We are a foreign private issuer under the U.S. securities laws and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

        As a "foreign private issuer," as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, or the Securities Act, we are permitted to follow our home country practice in lieu of certain corporate governance requirements of the NASDAQ, including that (i) a majority of the board of directors consists of independent directors; (ii) we have a nominating committee composed entirely of independent directors; (iii) we have a compensation committee and that such committee be composed entirely of independent directors; (iv) we have an audit committee that consists of at least three directors; (v) we have certain quorum requirements for meetings of shareholders; (vi) we obtain shareholder approval for certain issuances of securities, including those that would result in a change of control; and (vii) we provide certain proxy materials in connection with meetings of shareholders.

        Following this offering, we may rely on some or all of the exemptions for foreign private issuers and follow Dutch corporate governance practices in lieu of some or all of the NASDAQ corporate governance rules specified above. See "Description of Share Capital—Dutch Corporate Governance Code." We currently intend to rely on exemptions from the requirements set out in (i) through (vii) above, which are described in more detail under "Management—Corporate Governance Practices." However, as the Dutch Corporate Governance Code, or DCGC, is based on a "comply or explain" principle, we could opt out of both U.S. and Dutch corporate governance provisions. In addition, certain NASDAQ corporate governance requirements from which foreign private issuers are exempt are also not reflected in Dutch law, such as the requirement to obtain shareholder approval in connection with a transaction other than a public offering involving the sale, issuance or potential issuance of ordinary shares at a price less than market value if greater than 20% of our pre-transaction issued and outstanding shares are sold, or are subject to different approval requirements, such as in connection with the establishment or amendment of equity compensation plans. Accordingly, so long as we qualify as a foreign private issuer, our shareholders will not have the same protections afforded to shareholders of companies that are subject to these NASDAQ corporate governance requirements.

Certain of our directors may have actual or potential conflicts of interest because of their positions with our Parent Companies.

        Following this offering, certain officers of our Parent Companies will serve on our board of directors and retain their positions with our Parent Companies. On occasion, the interests of the Parent Companies, to which those officers owe fiduciary duties, may conflict with the interests of our company and you as a shareholder. Such officers may have to choose between the two and, as a result, may make decisions that conflict with your and our best interests in favor of the interests of the Parent Companies. In addition, such directors may own Parent Company common stock, options to purchase Parent Company common stock or other Parent Company equity awards. These individuals' holdings of Parent Company common stock, options to purchase common stock of Parent Company or other equity awards may be significant compared to their total assets. Their position at the Parent Companies and the ownership of any Parent Company equity awards may, on a case by case basis, create the appearance of conflicts of interest.

We are currently party to, and may in the future be party to, related party transactions, including with our Parent Companies. Such transactions could involve potential conflicts of interest and may not be favorable to us.

        We have entered into, and from time to time in the future we may enter into, transactions with affiliated companies, including our Parent Companies. Our Parent Companies, including our Founding Shareholders, control a majority of our outstanding share capital and, following this offering, certain officers of our Parent Companies will serve on our board of directors and retain their positions with our Parent Companies. Any related party transactions between us and our Parent Companies or other related parties may present conflicts of interest between our management and our Parent Companies or such related parties. Our board of directors will adopt a written policy regarding the review and approval of related party transactions, which will provide for compliance with practices commonly adopted for such transactions in order to provide transparency and manage conflicts of interest. See "Certain Relationships and Related Party Transactions—Review and Approval of Related Party Transactions." Nonetheless, conflicts of interest may arise from time to time that could be materially adverse to Cnova.

        In addition, the agreements we have entered into with our Parent Companies in connection with the Reorganization have been negotiated in the context of the Reorganization, prior to which we have been a wholly-owned subsidiary of Casino and our businesses have been controlled by Casino and its affiliates. Furthermore, our policies for the review and approval of related party transactions were not yet in place during the period in which the terms of those agreements were negotiated. The agreements negotiated in connection with the Reorganization relate to, among other things, the allocation of assets, liabilities, rights and other obligations between each of our Parent Companies and us. We may have been able to receive better terms from unaffiliated third parties. See "Certain Relationships and Related Party Transactions" included elsewhere in this prospectus.

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

        After this offering, there will be                of our ordinary shares outstanding. Sales by us or our shareholders of a substantial number of our ordinary shares in the public market following this offering, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of our equity securities. Of our issued and outstanding shares, all the ordinary shares sold in this offering will be freely transferable, except for any ordinary shares acquired by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Following completion of this offering,            % of our ordinary shares (or            % if the underwriters exercise their over-allotment option in full) will be considered restricted stock and will be held by our affiliates. Such securities can be resold into the public markets in the future in accordance with the requirements of Rule 144 under the Securities Act, including volume limitations, manner of sale requirements and notice requirements. See "Ordinary Shares Eligible for Future Sale."

        We, our directors, executive officers and certain holders of our outstanding shares and share options have agreed with the underwriters that, subject to limited exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase or otherwise dispose of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or in any manner transfer all or a portion of the economic consequences associated with the ownership of ordinary shares, or cause a registration statement covering any ordinary shares to be filed except for the ordinary shares offered in this offering, without the prior written consent of the designated representatives of the underwriters, who may, in their sole discretion and at any time without notice, release all or any portion of the ordinary shares subject to these lock-up agreements.

        Prior to the completion of this offering, Casino, Almacenes Éxito S.A. and Dutch HoldCo are expected to enter into an agreement with us that will permit them to require us to register our ordinary shares owned by them under the Securities Act for resale into the public markets. See "Certain Relationships and Related Party Transactions—Agreements Relating to Our Shares—Registration Rights Agreement."

        We also intend to grant deferred stock units with respect to                ordinary shares to certain executives of Cnova under our 2014 Omnibus Incentive Plan upon completion of this offering. We will not issue or sell any of our ordinary shares to the recipients of the deferred stock units until the fourth anniversary of the completion of this offering at which time, pursuant to a registration statement on Form S-8 under the Securities Act, such ordinary shares will be available for sale in the public market except for ordinary shares held by affiliates who will have certain restrictions on their ability to sell.

We have no present plan to pay any dividends on our ordinary shares and cannot provide assurances regarding the amount or timing of dividend payments, if any, in the future.

        We currently intend to reinvest all future earnings, if any, to finance the operation and expansion of our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, contractual restrictions, financial condition, future prospects and other factors our board of directors may deem relevant from time to time. Payment of future dividends may be made only to the extent our shareholders' equity exceeds the sum of our paid-up and called-up share capital plus the reserves that must be maintained in accordance with provisions of Dutch law and our Articles of Association. We cannot provide assurances regarding the amount or timing of dividend payments and may decide not to pay dividends in the future. As a result, you should not rely on an investment in our ordinary shares to provide dividend income and the success of an investment in our ordinary shares may depend upon an appreciation in their value. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which shareholders have purchased their ordinary shares.

We have broad discretion over the use of proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

        Our management will have broad discretion in the application of the net proceeds of this offering and, as a result, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds in ways that not all shareholders approve of or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business.

Risks Related to Our Incorporation in the Netherlands

We do not comply with all the provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.

        As a Dutch company, we are subject to the DCGC. The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the NASDAQ. The principles and best practice provisions apply to the board (in relation to role and composition, conflicts of interest and independency requirements, board committees and remuneration), shareholders and the general meeting of shareholders (for example, regarding anti-takeover protection and obligations of the Company to provide information to its shareholders) and financial reporting (such as external auditor and internal audit requirements). We do not comply with all the provisions of the DCGC. See "Description of Share Capital—Dutch Corporate Governance Code." This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

United States civil liabilities may not be enforceable against us.

        We are incorporated under the laws of the Netherlands and conduct the substantial majority of our operations in France and Brazil through our subsidiaries. Service of process upon us and upon our directors and officers and certain experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

        There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of liabilities (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would only be enforceable in the Netherlands if a Dutch court has granted leave to enforce the relevant judgment. A Dutch court will grant leave to enforce, without a review on the merits of the underlying claim, if it finds: (i) that judgment resulted from legal proceedings compatible with Dutch notions of due process, (ii) that judgment does not contravene public policy of the Netherlands and (iii) the jurisdiction of the United States federal or state court has been based on internationally accepted principles of private international law. If a Dutch court does not grant leave to enforce a U.S. judgment against us, claimants would be required to litigate the relevant claim before a Dutch court of competent jurisdiction and, if successful, then seek enforcement of the Dutch court's decision.

        In addition, there is no treaty on the reciprocal recognition and enforcement of liabilities (other than arbitration awards) in civil and commercial matters between the United States and France, or between the United States and Brazil. As a result, in order to enforce a judgment rendered by a U.S. court in France or Brazil, claimants must obtain leave to enforce the judgment from a French or Brazilian court of competent jurisdiction, as applicable.

        Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us or members of our board of directors, officers or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

        In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, officers or experts, respectively.

We are a Dutch public company with limited liability. The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

        We are a Dutch public limited liability company (naamloze vennootschap). Our corporate affairs will be governed by our Articles of Association and by the laws governing companies incorporated in the Netherlands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors is required by Dutch law to consider the interests of our company and our business, its shareholders, its employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. See "Description of Share Capital—Dutch Corporate Governance Code" and "Description of Share Capital—Differences in Corporate Law."

        Although shareholders will have the right to approve legal mergers or demergers, Dutch law does not grant appraisal rights to a company's shareholders who wish to challenge the consideration to be paid upon a legal merger or demerger of a company. In addition, if a third party is liable to a Dutch company, under Dutch law shareholders generally do not have the right to bring an action on behalf of the company or to bring an action on their own behalf to recover damages sustained as a result of a decrease in value, or loss of an increase in value, of their stock. Only in the event that the cause of liability of such third party to the company also constitutes a tortious act directly against such shareholder and the damages sustained are permanent, may that shareholder have an individual right of action against such third party on its own behalf to recover damages. The Dutch Civil Code provides for the possibility for a foundation or an association whose objective, as stated in its articles of association, is to protect the rights of persons having similar interests, to institute litigation. Such litigation cannot result in an order for payment of monetary damages but may result in a declaratory judgment (verklaring voor recht), for example, declaring that a party has acted wrongfully or has breached a fiduciary duty. The foundation or association and the defendant are permitted to reach (often on the basis of such declaratory judgment) a settlement which provides for monetary compensation for damages. A designated Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party, within the period set by the court, may also individually institute a civil claim for damages if such injured party is not bound by a collective agreement.

        Certain provisions of Dutch corporate law and our Articles of Association have the effect of concentrating control over certain corporate decisions and transactions in the hands of our board of directors. As a result, holders of our shares may have more difficulty in protecting their interests in the face of actions by members of the board of directors than if we were incorporated in the United States.

IMPORTANT INFORMATION AND CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements" with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, "believes," "expects," "may," "should," "approximately," "anticipates," "estimates," "intends," "plans," "predicts," "projects," "targets," "likely," "will," "would," "could" and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements contained in this prospectus.

        Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are disclosed under the heading "Risk Factors" and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All forward-looking statements in this prospectus and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include:

  •
  our ability to compete successfully in our highly competitive market;

  •
  our ability to retain existing customers or acquire new customers;

  •
  the extent to which we are able to benefit from the relationships with our Parent Companies;

  •
  our ability to achieve growth in the higher-margin areas of our business, including our marketplaces and home furnishings products category;

  •
  our ability to successfully expand our operations internationally;

  •
  our ability to monetize traffic from mobile activity;

  •
  our ability to successfully optimize, operate and manage our fulfillment centers;

  •
  our ability to successfully expand into new business areas, such as establishing additional specialty sites;

  •
  our ability to protect our sites, networks and systems against security breaches;

  •
  the extent to which our sites are affected by significant interruptions or delays in service;

  •
  our ability to continue the use of our domain names and prevent third parties from acquiring and using domain names that infringe on our domain names;

  •
  our ability to maintain and enhance our brands;

  •
  our ability to comply with European, French, Brazilian and other laws and regulations relating to privacy and data protection;

  •
  our ability to comply with additional or unexpected laws and regulations applying to our business, including consumer protection laws and tax laws;

  •
  our ability to successfully integrate our businesses and realize many of the anticipated benefits of the Reorganization; and

  •
  the other factors presented under the heading "Risk Factors."

        In light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. You should not rely on any forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. All forward-looking statements in this prospectus are based on information available to us as of the date of this prospectus and we undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds, after deducting estimated underwriting discounts and commissions and expenses, of approximately $             million (or $             million if the underwriters exercise in full their over-allotment option to purchase additional ordinary shares), based on the midpoint of the range set forth on the cover page of this prospectus.

        Each $1.00 increase (decrease) in the public offering price per ordinary share would increase (decrease) our net proceeds by approximately $             million, assuming the number of ordinary shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting estimated underwriting discounts and commissions and expenses. Each increase (decrease) of 1.0 million in the number of ordinary shares offered by us would increase (decrease) our net proceeds by approximately $             million, assuming an offering price of $        per ordinary share, which is the mid point of the range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and expenses.

        The principal purposes of this offering are to obtain additional financing, to create a public market for our ordinary shares, which would enhance our overall company profile, to facilitate our future access to the public equity markets and to recruit and retain high-quality management and operating personnel. We intend to use the net proceeds from this offering for general corporate purposes focused on growing our business and supporting the development and growth of Cnova. The proceeds will help to accelerate our strategy, in particular enhancement of our direct sales business and marketplaces globally, continued innovation in fulfillment infrastructure, expansion of our international footprint with planned businesses in new geographies and launch of new specialty websites to help us capture a wider demographic. We may also use a portion of the net proceeds to reduce leverage from self-financing receivables generated by payment-in-installment programs in Brazil. However, we do not currently have specific plans or commitments with respect to the net proceeds from this offering and, accordingly, are unable to quantify the allocation of such proceeds among the various potential uses. We will have broad discretion in the way that we use the net proceeds of this offering.

 DIVIDEND POLICY

        We have no present plan to pay dividends on our ordinary shares for the foreseeable future following this offering and currently intend to reinvest all future earnings, if any, to finance the operation of our business and to expand our business. Under Dutch law, we may only pay dividends to the extent our shareholders' equity exceeds the sum of our paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or our Articles of Association. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, contractual restrictions, financial condition, future prospects and other factors our board of directors may deem relevant from time to time.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2014 on:

  (1)
  a historical basis;

  (2)
  a pro forma basis to give effect to the Nova Pontocom Reorganization; and

  (3)
  a pro forma as adjusted basis to give effect to the Nova Pontocom Reorganization and the sale of            ordinary shares in this offering at an assumed offering price of $            per share (the midpoint of the range set forth on the cover page of this prospectus).

        This table should be read in conjunction with "Use of Proceeds," "Selected Financial Information," "Unaudited Pro Forma Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes thereto, which appear elsewhere in this prospectus.

	As of June 30, 2014
	Historical		Pro Forma		Pro Forma As Adjusted
	(in € thousands)	(in $ thousands)	(in € thousands)	(in $ thousands)	(in € thousands)	(in $ thousands)
			(unaudited)		(unaudited)
Cash and cash equivalent	66,361	90,848	66,361	90,848
Total cash, cash equivalent	66,361	90,848	66,361	90,848

Current and non current financial debt	179,302	245,464	75,144	102,872

Total debt	179,302	245,464	75,144	102,872

Share capital	20,573	28,164	20,573	28,164
Retained earnings and profit for the period attributable to equity holders of Cnova	517,404	708,326	517,404	708,326
Other equity items attributable to equity holders of Cnova (OCI)	(76,781)	(105,113)	(76,781)	(105,113)
Impact on equity from completion of the Nova Pontocom Reorganization	—	—	19,388	26,542
Consolidated equity attributable to equity holders of Cnova	461,196	631,377	480,585	657,919

Total capitalization	€640,498	$876,842	€555,729	$760,791	€	$

DILUTION

        If you invest in our ordinary shares, your interest will be diluted by the amount by which the offering price per share paid by the purchasers of ordinary shares in this offering exceeds the net tangible book value per ordinary share following this offering. As of                        , 2014, our net tangible book value was approximately $             million, or $            per ordinary share. Net tangible book value per share equals total consolidated tangible assets minus total consolidated liabilities divided by the number of ordinary shares outstanding.

        Our net tangible book value as of                        , 2014 would have been approximately $            , or $            per ordinary share, after giving effect to the sale by us of ordinary shares in this offering at the offering price of $            per ordinary share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, each as if they had occurred on                        , 2014.

        This represents an immediate increase in the net tangible book value of $            per ordinary share to existing shareholders and an immediate dilution in the net tangible book value of $            per ordinary share to the investors who purchase our ordinary shares in this offering.

        The following table illustrates this per share dilution:

Offering price per ordinary share(1)		$
Net tangible book value per ordinary share as of , 2014	$
Increase in adjusted net tangible book value per ordinary share attributable to this offering

Adjusted net tangible book value per ordinary share this offering

Dilution per ordinary share to new investors(2)		$

(1)
Offering price assumed to be $            per ordinary share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
New investors include the purchasers of ordinary shares in this offering.

        A $1.00 increase (decrease) in the public offering price per ordinary share would increase (decrease) our adjusted net tangible book value by $             million, after giving effect this offering, and would increase (or decrease) the dilution per ordinary share by $            .

        The following table summarizes, as of                        , 2014, the difference between existing shareholders and new investors with respect to the number of ordinary shares purchased from us, the total consideration paid to us for these shares and the average price per share paid by our existing shareholders and to be paid by the new investors in this offering. The calculation below reflecting the effect of shares purchased by new investors is based on the offering price of $            per ordinary share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing shareholders			%			%	$
New investors			%			%	$

Total		100.0%			100.0%		$

 OUR HISTORY

Our History

        Our operations began in 1998, with the founding of Cdiscount. In 2000, Casino acquired a 60% stake in Cdiscount, which further increased over the following years. As of the date of this prospectus, Casino Group owns 100% of Cdiscount. Since beginning operations, our French business developed from a single website focused on offering CDs and DVDs, into a diversified multi-channel eCommerce business, which expanded into a wide range of product categories such as consumer electronics and computers in 2001, wines in 2004, beauty products in 2009 and furniture in 2010. We began our operations in Brazil in 2008 with the launch of the company Ponto Frio.com, and the launch of our eHub business, which offers eCommerce solutions to third-party retailers, including Nike and Hewlett-Packard. In 2009, we launched our first private label in France, Continental Edison. In 2010, we expanded our Brazilian eCommerce business by adding the Extra site and Casas Bahia site to our portfolio, and we also began operating Ponto Frio Atacado, a business unit focused on wholesale business-to-business, or B2B. In 2011, we launched our French marketplace, which was seamlessly integrated into Cdiscount. In 2011, we also launched our first French specialty website, Comptoir Santé, which specializes in beauty products. In 2012, we established the Barateiro site, offering refurbished products for sale, we opened another specialty site in France, MonCornerDeco.com focused on home decor, and we also launched our Brazilian marketplace through the Extra platform. During 2014, we expanded our business into Colombia, Thailand, Vietnam, Ivory Coast, Ecuador, Belgium and Senegal, which we refer to as our international markets. Using the same low-cost business model, we also launched our Finlandek private label in France in 2014 and we raised our stake in the specialty website MonShowroom.com, which is focused on apparel, to obtain control and will hold a 100% stake by the end of 2014.

        We have established ourselves as an eCommerce market leader in France and Brazil. Through our direct sales websites and marketplaces, we are able to reach a broad spectrum of customers and are focused on offering them attractive prices in a wide range of categories, including home appliances, consumer electronics, computers, home furnishings, leisure and personal goods.

        As our operations have grown, we have invested in our technological and fulfillment infrastructure, among other areas. During our last three full fiscal years through June 30, 2014, we have invested a total of €178.7 million in our capital expenditures on a pro forma basis, including investments in developing new IT platforms, including the platforms for our marketplaces, specialty sites and for mobile, new sales and customer behavior algorithms and customer facing and back office features for our sites. Capital expenditures also have been incurred to invest in increasing the automation of our distribution process, acquisition of logistics equipment for our warehouses, procuring computer technology to improve the tracking of deliveries and the introduction of new delivery solutions to our customers, such as the "immediate availability," Click-and-Collect and other customer delivery or pick up methods. During the same time period, we have made no divestments and none is currently planned.

        From 2008 to 2013, our GMV has experienced a GMV CAGR of 24.6%. Over the same period, Cdiscount and Nova Pontocom have experienced a GMV CAGR of 15.1% and 49.3%, respectively.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        We prepared the following unaudited pro forma consolidated financial information by applying certain pro forma adjustments to the historical audited consolidated financial statements of Cnova. The impact of the Nova Pontocom Reorganization is described in the audited consolidated financial statements of Cnova as of and for the years ended December 31, 2011, 2012 and 2013, under the heading "Basis of preparation of Cnova consolidated financial statements." For more information on the Reorganization, see "Risk Factors—Risks Related to the Reorganization" and "The Reorganization."

Basis of Preparation

        Pro forma financial information reflecting the effects of the Nova Pontocom Reorganization is presented in accordance with Article 11 of Regulation S-X of the SEC. As described in our audited consolidated financial statements as of and for the years ended December 31, 2011, 2012 and 2013, under the heading "Basis of preparation of Cnova consolidated financial statements," Nova OpCo was contributed to Cnova upon completion of the Reorganization.

        As part of the Nova Pontocom Reorganization, prior to the contribution of Nova OpCo to Cnova, Nova HoldCo retained certain assets and liabilities of Nova Pontocom. These assets and liabilities mainly consist of the intercompany financing provided by CBD to Nova Pontocom, certain tax assets resulting from income tax loss carry forward and PIS/COFINS receivables and certain accruals, contingencies and related judicial cash deposits required under Brazilian law that Nova HoldCo is to assume. In the context of the Nova Pontocom Reorganization, an indemnification agreement was executed between Nova OpCo and Nova HoldCo, relating to the contingencies assumed by Nova HoldCo.

        Such assets and liabilities were retained by Nova HoldCo based on their carrying value in the financial statements of Nova Pontocom as of July 2, 2014.

        In our consolidated financial statements, the Nova Pontocom Reorganization will be reflected as an equity transaction (a contribution received) between Nova HoldCo and Nova OpCo as of July 21, 2014, the date such reorganization was legally completed, after June 30, 2014.

        The tables below reflect the unaudited pro forma consolidated statements of operations of Cnova for the year ended December 31, 2013 and for the six months ended June 30, 2014, in each case as if the Nova Pontocom Reorganization had been completed on January 1, 2013 and January 1, 2014, respectively, and balance sheet of Cnova as of June 30, 2014 as if the Nova Pontocom Reorganization had been completed on June 30, 2014:

	Pro Forma Statement of Operations for the Year Ended December 31, 2013
	2013	Adjustments	Pro forma
	(€ thousands)
Net sales	2,898,912	—	2,898,912

Operating expenses
Cost of sales	(2,472,144)	—	(2,472,144)
Fulfillment	(202,840)	—	(202,840)
Marketing	(79,136)	—	(79,136)
Technology and content	(76,733)	—	(76,733)
General and administrative	(44,554)	—	(44,554)

Operating profit before gain (losses) on Restructuring, Litigation, Gain (Loss) from disposal of non-current assets and impairment of assets	23,505	—	23,505
Restructuring	(2,790)	—	(2,790)
Litigation	(3,145)	—	(3,145)
Gain (Loss) from disposal of non-current assets	835	—	835
Impairment of assets	(1,139)	—	(1,139)

Operating profit	17,266	—	17,266
Financial income	5,297	—	5,297
Financial expense	(60,946)	6,952	(53,994)

Profit (loss) before tax	(38,382)	6,952	(31,430)
Income tax expense	15,732	(8,586)	7,146
Share of profits (loss) of associates	(356)	—	(356)

Net profit (loss)	(23,006)	(1,634)	(24,640)

	Pro Forma Statement of Operations for the Six Months Ended June 30, 2014
	June 30, 2014	Adjustments	Pro forma
	(€ thousands)
Net sales	(1,533,261)	—	1,533,261

Operating expenses
Cost of sales	(1,330,332)	—	(1,330,332)
Fulfillment	(103,887)	—	(103,887)
Marketing	(31,779)	—	(31,779)
Technology and content	(39,037)	—	(39,037)
General and administrative	(26,892)	—	(26,892)

Operating profit before Restructuring, Litigation, Initial public offering expenses, Gain (Loss) from disposal of non-current assets and impairment of assets	1,334	—	1,334
Restructuring	(8,876)	—	(8,876)
Litigation	(410)	—	(410)
Initial public offering expenses	(4,800)	1,700	(3,100)
Gain (Loss) from disposal of non-current assets	(23)	—	(23)
Impairment of assets	—	—	—

Operating profit	(12,776)	1,700	(11,076)
Financial income	3,238	—	3,238
Financial expense	(35,539)	3,917	(31,622)

Profit (loss) before tax	(45,076)	5,617	(39,459)
Income tax gain (expense)	6,550	(5,748)	801
Share of profits (loss) of associates	(1,418)	—	(1,418)

Net profit (loss)	(39,945)	(131)	(40,076)

	Pro Forma Balance Sheet as of June 30, 2014
	June 30, 2014	Adjustments	Pro forma
	(€ thousands)
Assets
Cash and cash equivalents	66,361	—	66,361
Trade receivables	123,965	—	123,965
Inventories	351,000	—	351,000
Current tax assets		—
Other current assets	103,290	(10,734)	92,556

Total current assets	644,617	(10,734)	633,882

Other non-current assets	124,202	(88,540)	35,662
Deferred tax assets	40,819	(24,362)	16,458
Investment in associates	—	—	—
Property and equipment	40,774	—	40,774
Intangible assets	133,389	—	133,389
Goodwill	526,220	—	526,220

Total non-current assets	865,404	(112,902)	752,502

Total Assets	1,510,021	(123,636)	1,386,384

	June 30, 2014	Adjustments	Pro forma
	(€ thousands)
Equity and Liabilities
Current provisions	2,511	—	2,511
Trade payables	731,119	—	731,119
Current financial debt	73,402	—	73,402
Current taxes liabilities	24,915	—	24,915
Other current liabilities	78,983	(39,674)	39,309

Total current liabilities	910,929	(39,674)	871,255

Non-current provisions	3,501	—	3,501
Non-current financial debt	105,901	(104,158)	1,742
Other non-current liabilities	700	—	700
Deferred tax liabilities	8,769	—	8,769

Total non-current liabilities	118,871	(104,158)	14,713

Share capital	20,573	—	20,573
Reserves and retained earnings	440,624	19,388	460,012
Equity attributable to owners of Cnova	461,196	19,388	480,585

Non-controlling interests	19,025	808	19,833

Total equity	480,222	20,190	500,418

Total Equity and Liabilities	1,510,021	(123,636)	1,386,384

Pro Forma Adjustments

        Pro forma adjustments related to the pro forma income statements are calculated as if the Nova Pontocom Reorganization had been completed on January 1, 2013 and January 1, 2014, respectively, or the first day of the fiscal year or six months presented. Pro forma adjustments related to the pro forma balance sheet are calculated as if the Nova Pontocom Reorganization had been completed on June 30, 2014.

        The unaudited pro forma financial information is provided solely for illustrative purposes and, therefore, is not necessarily indicative of our consolidated results of operations or financial position that might have been achieved if the Reorganization and the Nova Pontocom Reorganization had occurred as of January 1, 2013 and January 1, 2014 and December 31, 2013 respectively. They are not necessarily indicative of our future results of operations or financial position.

        In the pro forma balance sheet and income statement:

  •
  the intercompany financing provided by GPA (or CBD) to Nova Pontocom has been removed as of June 30, 2014 from the balance sheet (for its carrying value, €104.2 million) and the related interest expenses of €7.0 million incurred in 2013 and of €3.9 million incurred in the six months ended June 30, 2014, respectively, have been removed from the income statement;

  •
  other intercompany liabilities, provisions and other current liabilities retained by Nova HoldCo of €40.0 million have been removed from the balance sheet as of June 30, 2014;

  •
  the income tax loss carry forward of €24.4 million as of June 30, 2014, has been removed from the balance sheet and the related deferred tax income of €8.6 million (together with the tax effect of the above adjustment to interest expenses of €2.4 million) incurred in 2013 has been removed from the income statement for the year ended December 31, 2013. Similarly, the related deferred tax income of €5.7 million (together with the tax effect of the above adjustment to interest expense of €1.3 million) incurred in the six months ended June 30, 2014 has been removed from the income statement for the six months ended June 30, 2014;

  •
  the PIS/COFINS receivables have been removed as of June 30, 2014 from the balance sheet to the extent of the receivables that Nova HoldCo retained as a result of the Nova Pontocom Reorganization and were generated prior to June 30, 2014 without having been recovered by Nova Pontocom as of June 30, 2014, amounting to €95.3 million (€88.5 million included in non-current assets and €6.8 million included in current assets);

  •
  the judicial cash deposits required under Brazilian law and other current assets retained by Nova HoldCo existing at June 30, 2014 have been removed as of June 30, 2014 from the balance sheet, amounting to €2.7 million and €1.3 million, respectively; and

  •
  non recurring costs directly attributable to the Nova Pontocom Reorganization consisting mainly of legal fees for a total of €1.7 million have been removed from the income statement for the six months ended June 30, 2014.

        All pro forma adjustments are directly attributable to the Nova Pontocom Reorganization. With respect to pro forma adjustments related to the pro forma income statement, only adjustments that are expected to have a continuing effect on our financial statements are reflected. For instance, the pro forma financial information does not reflect any integration expenses that may be incurred in connection with the Reorganization and the Nova Pontocom Reorganization.

        Only adjustments that are factually supportable and that can be estimated reliably are taken into account. For instance, the pro forma financial information does not reflect any cost savings potentially realizable from the elimination of some expenses or from cost savings. The unaudited pro forma consolidated financial information does not reflect any special items such as impairments pursuant to contractual change-of-control provisions or integration costs that may be incurred as a result of the Reorganization or the Nova Pontocom Reorganization. See "Risk Factors—Risks Related to the Reorganization" and "The Reorganization."

SELECTED FINANCIAL INFORMATION

        The following tables set forth our selected consolidated financial information as of and for the periods ended on the dates indicated below. The following selected financial data as of December 31, 2011, 2012 and 2013 and for the years then ended have been derived from our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013, which are included elsewhere in this prospectus. The following selected financial data as of June 30, 2014 and for the six months ended June 30, 2013 and 2014 have been derived from our unaudited interim condensed consolidated financial statements as of June 30, 2014 and for the six months ended June 30, 2013 and 2014, which are included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements. Interim results are not necessarily indicative of the results that may be achieved in an entire fiscal year. Our results of operations in any period may not necessarily be indicative of the results that may be expected for any future period. See "Risk Factors" beginning on page 14 of this prospectus.

        The selected consolidated historical financial information should be read in conjunction with our financial statements and the accompanying notes included elsewhere in this prospectus, "Unaudited Pro Forma Consolidated Financial Information" beginning on page 52 of this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 65 of this prospectus. Our consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

        The consolidated financial statements were prepared with Cdiscount Group and Nova Pontocom deemed as the predecessor of Cnova, with Nova Pontocom included from July 2, 2012, the date control of Nova Pontocom was obtained by Casino, which has been accounted for as a reorganization of entities under common control of Casino. We did not operate as a standalone entity in the past and, accordingly, the following discussion is not necessarily indicative of our future performance and does not reflect what our financial performance would have been had we operated as a standalone company during the periods presented.

        In accordance with Item 3.A.1 of Form 20-F, selected consolidated financial data for the years ended December 31, 2010 and 2009 has been omitted because we do not currently have consolidated audited financial statements for such years and such information cannot be provided in accordance with IFRS without unreasonable effort or expense.

	Year Ended December 31,				Six Months Ended June 30,
	2011	2012	2013	2013	2013	2014	2014
	(€ thousands)	(€ thousands)	(€ thousands)	($ thousands)	(€ thousands)	(€ thousands)	($ thousands)
Consolidated Income Statement:
Net Sales	1,109,707	1,991,439	2,898,912	3,968,611	1,295,856	1,533,261	2,099,035
Cost of sales	(958,314)	(1,689,340)	(2,472,144)	(3,384,365)	(1,109,972)	(1,330,332)	(1,821,225)
Operating expenses:
Fulfillment	(69,770)	(134,361)	(202,840)	(277,688)	(97,255)	(103,887)	(142,221)
Marketing	(33,294)	(54,430)	(79,136)	(108,337)	(40,129)	(31,779)	(43,506)
Technology and content	(30,674)	(53,057)	(76,733)	(105,047)	(35,856)	(39,037)	(53,443)
General and administrative	(20,362)	(29,408)	(44,554)	(60,994)	(22,343)	(26,892)	(36,815)

Operating profit before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets	(2,710)	30,844	23,505	32,179	(9,699)	1,334	1,826
Restructuring	(2,412)	(2,897)	(2,790)	(3,820)	—	(8,876)	(12,151)
Litigation	751	(124)	(3,145)	(4,306)	—	(410)	(561)
Initial Public Offering expenses				(—)	—	(4,800)	(6,571)
Gain/(loss) from disposal of non-current assets	(271)	(644)	835	1,143	(1,838)	(23)	(32)
Impairment of assets	(158)	(2,845)	(1,139)	(1,559)	908	—	—

Operating profit (loss)	(4,800)	24,333	17,266	23,638	(10,629)	(12,776)	(17,490)
Financial income	1,718	3,249	5,297	7,252	1,866	3,238	4,433
Financial expense	(4,960)	(27,195)	(60,946)	(83,434)	(28,320)	(35,539)	(48,653)

Profit (loss) before tax	(8,042)	388	(38,382)	(52,545)	(37,083)	(45,076)	(61,709)
Income tax gain (expense)	(1,666)	(6,177)	15,732	21,537	4,739	6,550	8,966
Share of profits of associates	—	(229)	(356)	(487)	(267)	(1,418)	(1,941)

Net profit (loss)	(9,707)	(6,019)	(23,006)	(31,495)	(32,610)	(39,945)	(54,684)
Attributable to the owners	(9,643)	(6,117)	(22,490)	(30,789)	(31,958)	(39,473)	(54,039)
Attributable to non-controlling interests	(64)	98	(516)	(706)	(651)	(472)	(647)

Earnings (loss) per share (in € and $, respectively)	(0.05)	(0.02)	(0.05)	(0.07)	(0.08)	(0.10)	(0.13)

Diluted pro forma earnings per share in € and $, respectively	(0.05)	(0.02)	(0.05)	(0.07)	(0.08)	(0.10)	(0.13)

	As of December 31,				As of June 30,
	2011	2012	2013	2013	2014	2014
	(€ thousands)	(€ thousands)	(€ thousands)	($ thousands)	(€ thousands)	($ thousands)
Consolidated Balance Sheet:
Cash and cash equivalents	31,578	176,601	263,550	360,800	66,361	90,848

Trade receivables, net	119,020	120,536	110,380	151,110	123,965	169,709
Inventories, net	119,574	277,194	366,974	502,388	351,000	480,518
Total assets	478,304	1,512,032	1,691,379	2,315,497	1,510,021	2,067,219
Trade payables	358,583	724,164	905,417	1,239,516	731,119	1,000,901
Financial debt (current and non-current portion)	21,495	78,005	163,318	223,581	179,302	245,464
Total equity	52,016	583,991	473,161	647,757	480,222	657,424

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2011		2012		2013			2013		2014
	Actual	Pro Forma	Actual	Pro Forma	Actual	Pro Forma	Pro Forma	Actual	Pro Forma	Actual	Pro Forma	Pro Forma
	(thousands)
Other Financial Data:
Gross margin(1)	€151,393	€366,917	€302,099	€396,050	€426,768	€426,768	$584,245	€185,884	€185,884	€202,929	€202,929	$277,810
Gross margin post-marketing expenses(2)	€118,099	€309,151	€247,670	€329,104	€347,632	€347,632	$475,908	€145,755	€145,755	€171,150	€171,150	$234,304
Adjusted EBITDA(3)	€7,542	€82,028	€48,639	€59,048	€50,759	€50,759	$69,490	€2,421	€2,421	€14,868	€14,868	$20,354
Free cash flow(4)	€(6,325)	€31,952	€134,073	€67,516	€76,305	€76,305	$104,462	€(215,085)	€(215,085)	€(277,058)	€(277,058)	$(379,292)
Net financial debt/(Excess of cash over financial debt)(5)	€(54,471)	€(109,301)	€(151,725)	€(190,733)	€(164,060)	€(232,390)	$(318,142)	€71,419	€(10,084)	€112,941	€8,782	$12,022

	For the Three Months Ended
	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014
	(thousands)
Other Financial Data:
Gross margin(1)	€89,932	€129,506	€94,700	€91,184	€100,004	€140,881	€96,230	€106,699	$146,071
Gross margin post-marketing expenses(2)	€73,642	€109,376	€74,847	€70,908	€81,312	€120,564	€79,325	€91,825	$125,708
Adjusted EBITDA(3)	€5,841	€41,078	€3,782	€(1,362)	€13,213	€35,128	€(1,446)	€16,315	$22,335
Free cash flow(4)	€(105,127)	€307,794	€(188,717)	€(26,368)	€(51,920)	€343,312	€(312,089)	€35,031	$47,958

(1)
Gross margin is a non-GAAP financial measure that we calculate as net sales minus cost of sales. See "—Non-GAAP Financial Measures—Gross Margin" for more information and for the computation of gross margin.

(2)
Gross margin post-marketing expenses is a non-GAAP financial measure that we calculate as gross margin minus marketing expenses. See "—Non-GAAP Financial Measure—Gross Margin" for more information and for the computation of gross margin.

(3)
Adjusted EBITDA is a non-GAAP financial measure that we calculate as operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and before depreciation and amortization expense and share based payments. See "—Non-GAAP Financial Measures—Adjusted EBITDA" for more information and for a reconciliation of Adjusted EBITDA to operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets, the most directly comparable financial measure calculated and presented in accordance with GAAP.

(4)
Free cash flow is a non-GAAP financial measure that we calculate as net cash from operating activities as presented in our cash flow statement less capital expenditures (purchases of property and equipment and intangible) and less the financial expense paid in relation to factoring activities. See "—Non-GAAP Financial Measures—Free Cash Flow" for more information and for a reconciliation of free cash flow to net cash from operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP.

(5)
Net financial debt/(Excess of cash over financial debt) is a non-GAAP financial measure that we calculate as financial debt less: (i) cash and cash equivalents and (ii) the current account of Cdiscount to Casino. Please see "—Non-GAAP Financial Measures—Net Financial Debt" for more information and for a reconciliation of net financial debt/(Excess of cash over financial debt) to non-current financial debt, the most directly comparable financial measure calculated and presented in accordance with GAAP.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2011	2012	2013	2013	2013	2014	2014
Operating Data:(1)(2)
GMV(3)	€2,828.0	€3,125.1	€3,563.6	$4,878.6	€1,573.7	€1,943.5	$2,660.7
GMV France	€1,335.1	€1,624.1	€1,900.1	$2,601.2	€820.5	€960.4	$1,314.8
GMV Brazil	€1,492.9	€1,501.1	€1,663.6	$2,277.5	€753.2	€983.1	$1,345.9
Active customers(4)	7.5	8.9	11.0	—	9.1	12.1	—
Orders(5)	15.6	18.8	23.6	—	9.5	12.8	—
Number of items in placed orders	32.4	36.9	43.9	—	17.1	22.0	—
Average order value(6)	€144.2	€140.1	€136.2	$186.5	€144.9	€144.7	$198.0
Number of page views	4.5	5.4	6.8	—	2.8	3.5	—
Average UMVs(7)	27.1	32.7	39.1	—	36.6	30.9	—

(1)
Operating data, other than GMV France and GMV Brazil, are given for Cnova on a consolidated basis.

(2)
Operating data, other than GMV, do not include our B2B sales. Active customers and orders in millions. Number of page views in billions. Average UMVs in millions

(3)
GMV includes the GMV of fulfilled orders with respect to our direct sales business and GMV of approved orders with respect to our marketplaces.

(4)
Active customers are customers who made at least one purchase through our sites during the last 12 months as of December 31 or June 30, as applicable, of each of the years indicated in the table above.

(5)
Total number of orders placed by our customers. Total orders placed and total orders delivered may differ due to (i) placed orders that are not delivered for, among other reasons, orders cancelled due to fraud detection or customers not paying their order and (ii) orders placed in one period but not delivered until the following period.

(6)
Average order value is the sum of total order value including shipping from our direct sales and marketplace businesses, including taxes, divided by the number of orders. For the years ended December 31, 2011 and 2012, average order value was calculated on a constant currency basis.

(7)
Average UMVs is the monthly average number of UMVs that visited our sites during the last 12 months as of December 31 or June 30, as applicable, of each of the years indicated in the table above.

Non-GAAP Financial Measures

Gross Margin

        We define gross margin as net sales less cost of sales. Gross margin is included as a supplemental disclosure because it is a performance measure used by our management and board of directors to determine the commercial performance of our business. In addition, we provide gross margin post-marketing expenses because it indicates that our growth in sales has been achieved with only limited marketing expenses.

        The following table presents a computation of gross margin for each of the periods indicated:

	Year Ended December 31,						Six Months Ended June 30,
	2011		2012		2013	2013	2013	2014	2014
	Actual	Pro Forma	Actual	Pro Forma	Actual(1)
	(€ thousands)		(€ thousands)		(€ thousands)	($ thousands)	(€ thousands)	(€ thousands)	($ thousands)
Net sales	1,109,707	2,483,017	1,991,439	2,649,722	2,898,912	3,968,611	1,295,856	1,533,261	2,099,035

Less:
Cost of sales	(958,314)	(2,116,099)	(1,689,340)	(2,253,673)	(2,472,144)	(3,384,365)	(1,109,972)	(1,330,332)	(1,821,225)

Gross Margin	151,393	366,917	302,099	396,050	426,768	584,245	185,884	202,929	277,810

Less:
Marketing expenses	(33,294)	(57,766)	(54,430)	(66,946)	(79,136)	(108,337)	(40,129)	(31,779)	(43,506)

Gross margin post-marketing expenses(2)	118,099	309,151	247,670	329,104	347,632	475,908	145,755	171,150	234,304

	For the Three Months Ended
	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014
	(thousands)
Net sales	€614,994	€817,572	€663,854	€632,002	€685,376	€917,680	€777,396	€755,865
Less:
Cost of sales	€(525,062)	€(688,066)	€(569,154)	€(540,818)	€(585,372)	€(776,799)	€(681,166)	€(649,166)

Gross Margin	€89,932	€129,506	€94,700	€91,184	€100,004	€140,881	€96,230	€106,699

Less:
Marketing expenses	€(16,290)	€(20,130)	€(19,853)	€(20,276)	€(18,692)	€(20,317)	€(16,905)	€(14,874)

Gross margin post-marketing expenses(2)	€73,642	€109,376	€74,847	€70,908	€81,312	€120,564	€79,325	€91,825

(1)
For these periods, there is no difference between actual and pro forma.

(2)
Gross margin post-marketing expenses is a non-GAAP financial measure that we calculate as gross margin minus marketing expenses. See "—Non-GAAP Financial Measure—Gross Margin" for more information and for the computation of gross margin.

Adjusted EBITDA

        To provide investors with additional information regarding our financial results, we have disclosed in the table above and elsewhere in this prospectus Adjusted EBITDA, a non-GAAP financial measure that we calculate as operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and before depreciation and amortization expense and share based payment. We have provided a reconciliation below of Adjusted EBITDA to operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets, the most directly comparable GAAP financial measure.

        We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and, in the case of exclusion of the impact of stock-based compensation, excludes an item that we do not consider to be indicative of our core operating performance. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

        Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

  •
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

  •
  other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

        Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating profit and our other GAAP results.

        The following table reflects the reconciliation of operating profit (loss) before restructuring litigation, initial public offering expenses, gain/(loss) from disposal of non-currents assets and impairment of assets to Adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,						Six Months Ended June 30,
	2011		2012		2013	2013	2013	2014	2014
	Actual	Pro Forma	Actual	Pro Forma	Actual(1)
	(€ thousands)		(€ thousands)		(€ thousands)	($ thousands)	(€ thousands)	(€ thousands)	($ thousands)
Operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets	(2,710)	64,582	30,843	37,456	23,505	32,179	(9,699)	1,334	1,826
Excluding:
Share based payment expense	59	1,121	505	736	393	538	204	49	67
Depreciation and amortization	10,193	16,326	17,291	20,856	26,861	36,773	11,916	13,485	18,461

Adjusted EBITDA	7,542	82,028	48,639	59,048	50,759	69,490	2,421	14,868	20,354

(1)
For these periods, there is no difference between actual and pro forma.

	For the Three Months Ended
	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014
	(thousands)
Operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets	€347	€35,946	€(2,160)	€(7,539)	€6,984	€26,221	€(7,409)	€8,743
Excluding:
Share based payment expense	€183	€177	€103	€101	€95	€94	€127	€(76)
Depreciation and amortization	€5,311	€4,955	€5,839	€6,077	€6,134	€8,813	€5,836	€7,648

Adjusted EBITDA	€5,841	€41,078	€3,782	€(1,362)	€13,213	€35,128	€(1,446)	€16,315

Free Cash Flow

        To provide investors with additional information regarding our financial results, we have also disclosed in the table above and elsewhere in this prospectus free cash flow, a non-GAAP financial measure that we calculate as net cash provided (used) by operating activities as presented in our cash flow statement less capital expenditures (purchases of intangible assets and property and equipment) and less the financial expense paid in relation to factoring activities. We have provided a reconciliation below of free cash flow to net cash (used in) from operating activities, the most directly comparable GAAP financial measure.

        We have included free cash flow in this prospectus because it is a measure that provides useful information to management and investors about the amount of cash generated by our business. Accordingly, we believe that free cash flow provides useful information to management to run our business and allocate resources. Free cash flow also reflects changes in working capital.

        Free cash flow does not represent the increase or decrease in our cash balance, and you should not consider it in isolation or as a substitute for analysis of our results or cash flows as reported under GAAP. There are limitations to using non-GAAP financial measures, including that other companies, including companies in our industry, may calculate free cash flow differently. Because of these limitations, you should consider free cash flow alongside other financial performance measures, including net cash from operating activities, capital expenditures and our other GAAP results.

        The following table presents a reconciliation of free cash flow to net cash from operating activities for each of the periods indicated:

	Year Ended December 31,						Six Months Ended June 30,
	2011		2012		2013	2013	2013	2014	2014
	Actual	Pro Forma	Actual	Pro Forma	Actual(1)
	(€ thousands)		(€ thousands)		(€ thousands)	($ thousands)	(€ thousands)	(€ thousands)	($ thousands)
Net cash flow from operating activities	17,630	129,714	191,086	151,672	175,740	240,588	(169,396)	(219,252)	(300,157)
Less financial expense paid in relation to factoring activities	—	(51,026)	(18,744)	(37,788)	(45,352)	(62,087)	(20,727)	(26,281)	(35,979)
Less purchase of property and equipment and intangible assets	(23,955)	(46,736)	(38,269)	(46,368)	(54,083)	(74,040)	(24,962)	(31,524)	(43,156)

Free cash flow	(6,325)	31,952	134,073	67,516	76,305	104,462	(215,085)	(277,058)	(379,292)

(1)
For these periods, there is no difference between actual and pro forma.

	For the Three Months Ended
	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014
	(thousands)
Net cash flow from operating activities	€(88,173)	€329,019	€(165,872)	€(3,524)	€(26,463)	€371,590	€(286,505)	€67,252
Less financial expense paid in relation to factoring activities	€6,728	€(12,015)	€(9,861)	€(10,866)	€(10,043)	€(14,583)	€(12,777)	€(13,504)
Less purchase of property and equipment and intangible assets	€(10,226)	€(9,240)	€(12,984)	€(11,978)	€(15,414)	€(13,695)	€(12,808)	€(18,717)

Free cash flow	€(105,127)	€307,794	€(188,717)	€(26,368)	€(51,920)	€343,312	€(312,089)	€35,031

Net financial debt

        To provide investors with additional information regarding our financial results, we have disclosed in the table above and elsewhere in this prospectus net financial debt/(Excess of cash over financial debt), a non-GAAP financial measure that we calculate as financial debt less: (i) cash and cash equivalents and (ii) the current account provided by Cdiscount to Casino. We have provided a reconciliation below of net financial debt/(Excess of cash over financial debt) to non-current financial debt, the most directly comparable GAAP financial measure.

        We have included net financial debt/(Excess of cash over financial debt) in this prospectus because it is a measure that provides useful information to management and investors to evaluate our cash and cash equivalents and debt levels and our current account position, taking into consideration the cash pool arrangements in place among certain members of the Casino Group. Accordingly, we believe that net financial debt/(Excess of cash over financial debt) provides useful information to investors and others in understanding our cash position and liquidity.

        Net financial debt/(Excess of cash over financial debt) does not represent the increase or decrease in our cash balance, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

        The following table reflects the reconciliation of non-current financial debt to net financial debt/(Excess of cash over financial debt) for each of the periods indicated:

	Year Ended December 31,							Six Months Ended June 30,
	2011		2012		2013		2013	2013		2014
	Actual	Pro Forma	Actual	Pro Forma	Actual	Pro Forma	Pro Forma	Actual	Pro Forma	Actual	Pro Forma	Pro Forma
	(€ thousands)		(€ thousands)		(€ thousands)		($ thousands)	(€ thousands)		(€ thousands)	(€ thousands)	($ thousands)
Non-current financial debt	1,344	1,344	1,419	1,419	83,148	14,918	20,423	1,561	1,561	105,901	1,742	2,385
Current financial debt	20,151	20,457	76,586	37,578	80,170	80,170	109,753	151,683	70,180	73,402	73,402	100,485
Less cash and cash equivalents	(31,578)	(86,715)	(176,601)	(176,601)	(263,550)	(263,550)	(360,800)	(81,825)	(81,825)	(66,361)	(66,361)	(90,848)
Less current account Cdiscount with Casino presented in other current assets	(44,388)	(44,388)	(53,129)	(53,129)	(63,828)	(63,828)	(87,381)	—	—	—	—	—

Net financial debt/(Excess of cash over financial debt)	(54,471)	(109,301)	(151,725)	(190,733)	(164,060)	(232,390)	(318,005)	71,419	(10,084)	112,941	8,782	12,022

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial information presented in the section entitled "Selected Financial Information," our audited consolidated financial statements as of December 31, 2011, 2012, and 2013 and for the years then ended and the accompanying notes, our unaudited consolidated financial statements as of June 30, 2014 and for the six months ended June 30, 2013 and 2014 and the accompanying notes and our unaudited pro forma financial information as of June 30, 2014, for the year ended December 31, 2013 and for the six months ended June 30, 2014 included elsewhere in this prospectus. The annual information included in this discussion is based on our audited consolidated financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board. The consolidated financial statements were prepared with Cdiscount Group and Nova Pontocom deemed as the predecessor of Cnova, with Nova Pontocom included from July 2, 2012, the date control of Nova Pontocom was obtained by Casino, which has been accounted for as a reorganization of entities under common control of Casino. We did not operate as a standalone entity in the past and, accordingly, the following discussion is not necessarily indicative of our future performance and does not reflect what our financial performance would have been had we operated as a standalone company during the periods presented. Our pro forma income statement data for the years ended December 31, 2012 and 2011 are presented for purposes of supplemental discussion of our performance to give effect to the consolidation of Nova Pontocom with Cdiscount Group and the Nova Pontocom Reorganization as if they happened on January 1, 2011. Our unaudited pro forma financial information as of June 30, 2014 and for the year ended December 31, 2013 and the six months ended June 30, 2014 is presented to give effect to the Nova Pontocom Reorganization on a pro forma basis in accordance with Article 11 of Regulation S-X of the Securities Act and is included elsewhere in this prospectus. The audited financial statements of Nova Pontocom as of December 31, 2012 and 2011 and for the years then ended and the accompanying notes, together with the unaudited condensed interim financial statements of Nova Pontocom as of June 30, 2012 and for the six months ended June 30, 2011 and 2012 and the accompanying notes, are included elsewhere in this prospectus in accordance with Rule 3-05 of Regulation S-X of the Securities Act. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under the headings "Risk Factors" and "Important Information and Cautionary Statement Regarding Forward-Looking Statements" our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

        We are one of the largest global eCommerce companies, with operations in Europe, Latin America and Asia. Among non-travel pure player eCommerce companies, we are the sixth largest by sales and the eighth largest by unique monthly visitors. Our current geographies represent over 530.0 million people, with €0.8 trillion ($1.2 trillion) in total non-food retail spend for the year ended December 31, 2013. For the same period, we had GMV of €3,563.6 million ($4,878.6 million), representing a 21.4% increase over pro forma GMV for the year ended December 31, 2012, on a constant exchange rate basis. For the six months ended June 30, 2014, our GMV was €1,943.5 million ($2,660.7 million), representing a 32.9% increase over our GMV for the same period in 2013, on a constant exchange rate basis. For the three months ended September 30, 2014, our GMV was €1,100.8 million ($1,507.0 million), representing a 29.6% increase over our GMV for the same period in 2013, on a constant exchange rate basis. Over the seven quarters ended September 30, 2014, our GMV has shown year-over-year growth of 12.6%, 22.3%, 25.9%, 24.9%, 32.1%, 34.6% and 29.6%, on a constant exchange rate basis.

        We believe we provide our customers with the best value proposition through a low-cost business model that allows us to offer attractive pricing, an extensive product assortment and highly differentiated delivery and payment solutions. We achieve this through our scalable and proprietary technology platforms and preferred relationships with our Parent Companies, which are among the largest retailers in the markets in which we operate.

        As of September 30, 2014, we offered our over 12.9 million active customers access to a wide and growing assortment of approximately 12.1 million product offerings through a combination of our direct sales and sales by third-party vendors. Our 7.8 million placed orders in the three months ended September 30, 2014, represented a year-over-year increase of placed orders by 39.0%, while our active customers increased by 27.6% over the same period. Our most significant product categories in terms of GMV are home appliances, consumer electronics, computers and home furnishings. Our branded sites, including Cdiscount, Extra, Casas Bahia and Ponto Frio, are among the most well-recognized in the markets in which we operate.

        We believe we are the largest eCommerce company in France, where we hold the leading eCommerce market position, with 24.0% to 39.7% market shares in June 2014, in a number of our product categories, based on revenues. From 2008 to 2013, our GMV in France experienced a CAGR of 15.1%. We believe we are the second largest eCommerce company in Brazil, with a sales CAGR of 49.3% from 2008 to 2013 and an increase in Brazilian market share from approximately 8.0% to approximately 17.0% during that period, based on revenues. For the six months ended June 30, 2014, our Brazilian market share had further increased to approximately 19.0%, based on revenues. During the first quarter of 2014, we successfully launched operations in the high-growth emerging eCommerce markets of Colombia, Thailand and Vietnam. In the second quarter of 2014, we launched operations in Ivory Coast and Ecuador and, in the third quarter of 2014, we launched operations in Senegal. We also extended our operations to Belgium in the third quarter of 2014, where we serve our customers from France through our Cdiscount.com site. In addition, we intend to expand into an additional African market by the end of 2014.

        The eCommerce industry is characterized by meaningful differences across different regions. As a result of these differences, among other things, we manage our operations through two geographic operating segments, France and Brazil.

        We are ultimately controlled by Casino. Casino obtained control over and began fully consolidating the results of Nova Pontocom on July 2, 2012. As a result, our results of operations for any periods prior to July 2, 2012 do not include Nova Pontocom and only include the results of operations of Cdiscount. Certain figures below were calculated on a pro forma basis to reflect the eCommerce operations of Casino, CBD and Via Varejo retrospectively in our consolidated financial statements that would not otherwise appear in our results of operations as we did not operate as a standalone entity during the periods presented.

  •
  Our GMV grew from €3,125.1 in 2012 on a pro forma basis to €3,563.6 million ($4,878.6 million) in 2013, an increase of 14.0%. Excluding the impact of foreign exchange on a pro forma basis, our GMV grew by 21.4% driven by an increase of our direct sales business and the acceleration of our marketplaces.

  •
  Our net sales grew from €2,649.7 million in 2012 on a pro forma basis to €2,898.9 million ($3,968.6 million) in 2013, an increase of 9.4%. Excluding the impact of foreign exchange, on a pro forma basis our net sales increased by 17.0%.

  •
  Our net sales generated in France grew from €1,284.4 million in 2012 to €1,420.4 million ($1,944.5 million) in 2013, an increase of 10.6%.

  •
  Our net sales generated in Brazil grew from €1,365.4 million in 2012 on a pro forma basis to €1,478.5 million ($2,024.1 million) in 2013, an increase of 8.4%. Excluding the impact of foreign exchange, on a pro forma basis our net sales increased by 23.8%.

  •
  The percentage of our net sales generated in Brazil grew from 48.2% in 2012 on a pro forma basis to 51.0% in 2013.

  •
  The percentage of our net sales generated in France decreased from 51.8% in 2012 on a pro forma basis to 49.0% in 2013.

  •
  From 2011 to 2013, total UMVs to our sites has grown annually by 20.1%, our number of orders has grown annually by 22.9% and our number of active customers has grown annually by 20.8%.

Factors Impacting Our Results of Operations

        We monitor the following key operating and financial metrics to evaluate the growth of our business, identify trends affecting our business, formulate financial projections and make strategic decisions.

Our Company is Technology-Driven

        We are a technology-driven company. Our ability to innovate and be at the forefront of technological trends and incorporate technology into all aspects of our business is key to our success. Technology is in our corporate identity and affects almost all the factors impacting our results of operations described below, including our ability to drive growth, attract customers and efficiently manage costs.

Our Ability to Attract Orders from Existing and New Customers

        Increasing the number of orders from our existing and new customers is a key driver of our growth. This depends on our ability to provide a superior value proposition, which we seek to offer through attractive pricing, an extensive product assortment and highly differentiated delivery and payment solutions. To optimize our value proposition, we use data in real-time to monitor our traffic, sales and gross margin such that our employees can react to trends and adjust pricing of our direct sales product offerings multiple times per day and combine sales price with a range of shipping and payment options to make product offerings attractive to our customers. In addition, we encourage customers to place more orders with us through a variety of methods including our loyalty programs, special promotions, tailored product offerings targeting particular customer demographics and convenient delivery options.

Expansion of Our Marketplaces

        A key component of our business model is increasing GMV transacted on our marketplaces, which we believe to be an important driver of future profitable growth. Buyers are attracted to our marketplaces by the breadth and depth of product offerings, the attractive online shopping experience, the strength of our brands and the convenience of paying for products securely through our online payment infrastructure, including the ability to pay in installments. Sellers are attracted to our marketplaces by our strong user traffic, the strength of our brands, the convenience of payment solutions as well as the data and sales analysis services we offer, which allow them to operate more efficiently. We earn commissions from third-party sellers on our marketplaces. Expanding our marketplaces allows us to increase the number of product offerings to our customers. Our marketplaces tend to have higher profitability than our direct sales business because there is no need to maintain inventory, we can dilute our fixed fulfillment expenses and there are de minimis cost of sales, save for instances where we handle a marketplace vendor's fulfillment needs for a fee. In addition, we expect to be able to utilize the know-how and experience from the success of our French marketplace in order to accelerate and drive the profitability and traffic of our marketplaces in Brazil, Colombia and any other countries in which we may open marketplaces in the future. At the same time, our direct sales business is the primary driver of traffic to our marketplaces, which in turn attracts customers to our sites and helps drive profitable growth and cash generation. While our marketplaces currently represent only a small portion of our total net sales, we seek to significantly increase our marketplace business in order to drive future profitable growth.

Our Mix of Offerings Across Product Categories

        We provide approximately 12.1 million product offerings on our sites through our direct sales and marketplace businesses in a variety of categories, including home appliances, consumer electronics, computers, home furnishings, leisure and personal goods, as well as other merchandise such as non-perishable groceries, wines, automotive products and personal care products. Our product offerings and categories have a range of margin and profitability profiles. For example, our leisure, computers and consumer electronics product categories generally offer us low margins, while our home furnishings and personal goods product categories offer us high margins. In addition, our margin and profitability profiles vary across regions. For example, mobile phones and smart phones are lower margin products in the French market but higher margin products in the Brazilian market.

        Our higher margin product categories are also our fastest growing categories. In home furnishings, for example, we see a growth opportunity due to its relatively low level of eCommerce penetration rates in France and Brazil. Accordingly, we expect home furnishings to be one of our largest categories by 2016. Additionally, we are implementing a strategy to further build our private labels, particularly Bartira and Finlandek furniture and Continental Edison consumer electronics, which we believe offer attractive margins. We monitor and may pursue other opportunities which we believe provide strong growth potential and optimize our product mix to help drive margin expansion in the future.

Our Ability to Utilize our Data

        We collect, maintain and store data about our customers, vendors, marketplace sellers and others across our sites. We use this data, in part, to provide tailored messages to our customers through email, "push" communications and in other targeted methods, such as use of proprietary algorithms and software that customizes our customers' browsing experience, to effectively promote our sites, product offerings and services. After analyzing this data and traffic, we are able to increase our conversion rates with tailored and targeted messages to our customers. We also generate revenue from monetization of customer data collected by our advertising sales agencies, 3W Régie in France and Supernova in Brazil, which is used to sell advertising space on our sites to third parties as well as on the websites of their external clients. Our ability to utilize data will be affected by a number of factors, including the levels of traffic we are able to attract to our sites.

Our Ability to Efficiently Invest in Our Fulfillment Capabilities

        Fulfillment costs are our second largest expense after cost of sales and fulfillment is a key component of our overall value proposition and our ability to provide a superior customer experience. We have made, and will continue to make, significant investments in our fulfillment capabilities to support the growth of our business and increase operational efficiencies. We believe the investments made in fulfillment benefit our customers by enhancing the capabilities and scope of our business and our customer's shopping experience. We expect to invest in our physical infrastructure with the increased automation of our fulfillment centers in Brazil and the rental of new warehouses in Brazil and France, the first of which we expect will open later this year. Our fulfillment expenses and thus operational efficiency are also affected by the average size of products placed by our customers, which we expect will increase as we grow our home furnishings product category offerings, where the size of products and preparation costs tends to be larger than other products.

        Our fulfillment efficiencies are enhanced by our relationship with our Parent Companies which allows us to share warehouse space in many of the markets in which we operate, which can lead to cost optimization. Although continued investment in fulfillment may temporarily lead to lower margins, we believe it will be a key driver of our long-term growth and competitiveness.

Our Ability to Further Increase and Leverage our Scale

        Our results of operations are directly affected by our ability to further increase and leverage our scale of business. As our business continues to grow in scale and across geographies, we expect to obtain more favorable terms from suppliers, including pricing terms and volume-based rebates due in part to our scale as well as the scale of our Parent Companies. In addition, we aim to create value for our suppliers by providing an effective channel for selling large volumes of their products online and by offering them comprehensive information on customer preferences and market demand and ensuring high quality fulfillment services.

Growth of mCommerce

        Our customers increasingly access our sites using mobile devices. We have been investing in mobile technology for more than four years and have been recognized as a leader in mCommerce, as demonstrated by our Extra brand receiving the Grand Prix award at the 2014 Oi Live Screen Mobile Awards (awarded to the most popular mobile platform brand) and our apps having been downloaded more than 3.0 million times. From 2011 to 2013, on a pro forma basis, sales made through our sites over mobile devices multiplied by 18.9 times and we believe there is room for further growth in mCommerce, due in part to the new generation of consumers that engage in mCommerce. We are focused on the continuous development of our mobile platforms as we expect sales made on mobile devices to become an increasingly important part of our business and the use of mobile devices is expanding rapidly in the new markets in which we operate or plan to expand.

Impact of Foreign Currency Translation

        As we have operations in countries with different currencies, foreign currency fluctuations have an impact on our results of operations. Nevertheless, we benefit from the fact that the vast majority of the revenue we collect in each country in which we have operations is principally denominated in the same currency as the operating expenses we incur in that country, providing us with a natural hedge. While we face foreign currency translation risk for the purposes of preparing our consolidated financial statements, the impact on operating profit, profit for the period, cash flows and Adjusted EBITDA is mitigated, to a certain degree, by our ability to match the above percentages of revenue with expenses in the same local currencies.

        The main impact of foreign currency fluctuations on us can be summarized as follows:

  •
  Foreign currency translation difference.  For the year ended December 31, 2013, approximately half of our revenue was generated in non-euro currency. As such, we are affected by variations in exchange rates resulting from the conversion of the financial statements of our subsidiaries operating in currencies other than the euro through the consolidation process. For the purposes of preparing our financial statements, we convert our subsidiaries' financial statements as follows: balance sheets are translated into euro from local currencies at the period-end exchange rate and income and cash flow statements are translated at average exchange rates for the period. The resulting foreign exchange differences are recognized directly within other comprehensive income.

  •
  Foreign exchange differences.  This includes losses or profits generated by the changing value of non-functional currency monetary assets and liabilities due to exchange rate variations arising from transactions in foreign currency which are recorded through income.

        In the discussion below of our results of operations, we have provided certain comparisons both on an as reported and on a constant currency basis. The constant currency presentation is a non-GAAP financial measure, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations, consistent with how we evaluate our performance. We have calculated constant currency percentages by converting our results of operations into euro for the prior period using the average exchange rate of 2013 and applying this rate to our previous periods reported results. We refer to such comparisons as being made on a "constant currency basis" or as "excluding the impact of foreign exchange." This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to be a substitution for recorded amounts presented in conformity with IFRS nor should such amounts be considered in isolation. Moreover, constant currency presentations are not necessarily indicative of historical or future results of operations. Currency fluctuations affect general economic and business conditions, including, for example, a country's inflation and international trade competitiveness and, as a result, a company's performance cannot be evaluated solely on the basis of a constant currency presentation.

Share-Based Compensation Expense

        Upon completion of this offering, we intend to grant to certain executives of Cnova deferred stock units with respect to                         of our ordinary shares under our 2014 Omnibus Incentive Plan. The deferred stock units will be non-forfeitable, will vest on the date of grant and will be settled for no consideration on the fourth anniversary of the completion of this offering by issuing or transferring ordinary shares to the recipient of a deferred stock unit award. The share-based compensation expense will be recognized immediately on the date of grant, which will be the date of the completion of this offering. Based on the midpoint of the range set forth on the cover of this prospectus, we expect to record a share-based compensation expense of $            in the financial quarter in which this offering is completed.

        In addition, upon completion of this offering, our parent company, Casino, intends to grant certain executives of Cnova an award of cash-settled stock appreciation rights ("SARs") with respect to approximately                        of our ordinary shares in the aggregate. The SAR award will vest in full on the fourth anniversary of the completion of this offering, subject to the recipient's continued service through such date. As soon as practicable following the vesting date, each SAR subject to the award will be settled by Casino for an amount in cash equal to the excess (if any) of (a) the lesser of the closing price of an ordinary share on NASDAQ on the vesting date and 220% of the initial public offering price per ordinary share over (b) 120% of the initial public offering price per ordinary share. Although Casino, and not Cnova, is the grantor of the SARs, and notwithstanding the fact that settlement of the SARs will not result in the issuance or transfer of any ordinary shares, the SARs will be reflected in our financial statements as an equity-settled award and give rise to a share-based compensation expense measured as the fair value of the SAR on the date of grant and recognized over the next four years following the date of grant.

Results of Operations

        The following tables set forth our results of operations in euros for the periods indicated:

	Year Ended December 31,							Six Months Ended June 30,
	2011		2012		2013			2013		2014
	(€ thousands)	% of Net Sales	(€ thousands)	% of Net Sales	(€ thousands)	($ thousands)	% of Net Sales	(€ thousands)	% of Net Sales	(€ thousands)	($ thousands)	% of Net Sales
Consolidated Statements of Operations:
Net sales	1,109,707	100.0	1,991,439	100.0	2,898,912	3,968,611	100.0	1,295,856	100.0	1,533,261	2,099,035	100.0
Cost of sales	(958,314)	(86.4)	(1,689,340)	(84.8)	(2,472,144)	(3,384,365)	(85.3)	(1,109,972)	(85.7)	(1,330,332)	1,821,225	(86.8)
Operating expenses:
Fulfillment	(69,770)	(6.3)	(134,361)	(6.7)	(202,840)	(277,688)	(7.0)	(97,255)	(7.5)	(103,887)	(142,221)	(6.8)
Marketing	(33,294)	(3.0)	(54,430)	(2.7)	(79,136)	(108,337)	(2.7)	(40,129)	(3.1)	(31,779)	(43,506)	(2.1)
Technology and content	(30,674)	(2.8)	(53,057)	(2.7)	(76,733)	(105,047)	(2.7)	(35,856)	(2.8)	(39,037)	(53,443)	(2.5)
General and administrative	(20,362)	(1.8)	(29,408)	(1.5)	(44,554)	(60,994)	(1.5)	(22,343)	(1.7)	(26,892)	(36,815)	(1.8)
Operating profit before restructuring, litigation, initial public offering expenses, gain/(loss) from disposal of non-current assets and impairment of assets	(2,710)	(0.2)	30,844	1.5	23,505	32,179	0.8	(9,699)	(0.7)	1,334	1,826	0.1
Restructuring	(2,412)	(0.2)	(2,897)	(0.1)	(2,790)	(3,820)	(0.1)	—	0.0	(8,876)	(12,151)	(0.6)
Litigation	751	0.1	(124)	(0.0)	(3,145)	(4,306)	(0.1)	—	0.0	(410)	(561)	0.0
Initial public offering expenses								—	0.0	(4,800)	(6,751)	(0.3)
Gain/(loss) from disposal of non-current assets	(271)	0.0	(644)	(0.0)	835	1,143	0.0	(1,838)	(0.1)	(23)	(32)	0.0
Impairment of Assets	(158)	0.0	(2,845)	(0.1)	(1,139)	(1,559)	(0.0)	908	0.1	0	0	0.0

Operating profit (loss)	(4,800)	(0.4)	24,333	1.2	17,266	23,638	0.6	(10,629)	(0.8)	(12,776)	(17,490)	(0.8)
Financial income	1,718	1.0	3,119	0.2	5,297	7,252	0.2	1,866	0.1	3,238	4,433	0.2
Financial expense	(4,960)	(0.4)	(27,065)	(1.4)	(60,946)	(83,434)	(2.1)	(28,320)	(2.2)	(35,539)	(48,653)	(2.3)

Profit (loss) before tax	(8,042)	(0.7)	388	0.0	(38,382)	(52,545)	(1.3)	(37,083)	(2.9)	(45,076)	(61,709)	(2.9)
Income tax gain (expense)	(1,666)	(0.2)	(6,177)	(0.3)	15,732	21,537	0.5	4,739	0.4	6,550	8,966	0.4
Share of profits of associates	—	—	(229)	0.0	(356)	(487)	0.0	(267)	0.0	(1,418)	(1,941)	(0.1)

Net profit (loss)	(9,707)	(0.9)	(6,019)	(0.3)	(23,006)	(31,495)	(0.8)	(32,610)	(2.5)	(39,945)	(54,684)	(2.6)
Attributable to the owners	(9,643)	(0.9)	(6,117)	(0.3)	(22,490)	(30,789)	(0.8)	(31,958)	(2.5)	(39,473)	(54,039)	(2.6)
Attributable to non-controlling interests	(64)	0.0	98	0.0	(516)	(706)	(0.0)	(651)	(0.1)	(472)	(647)	0.0

	Year Ended December 31,			Six Months Ended June 30,
	2011	2012	2013	2013	2014
Earnings (loss) per share (in €)
Basic	(0.05)	(0.02)	(0.05)	(0.08)	(0.10)
Diluted	(0.05)	(0.02)	(0.05)	(0.08)	(0.10)

        The following table sets forth selected operating data for the periods indicated:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2011	2012	2013	2013	2013	2014	2014
Operating Data:(1)(2)
GMV(3)	€2,828.0	€3,125.1	€3,563.6	$4,878.6	€1,573.7	€1,943.5	$2,660.7
GMV France	€1,335.1	€1,624.1	€1,900.1	$2,601.2	€820.5	€960.4	$1,314.8
GMV Brazil	€1,492.9	€1,501.1	€1,663.6	$2,277.5	€753.2	€983.1	$1,345.9
Active customers(4)	7.5	8.9	11.0	—	9.1	12.1	—
Orders(5)	15.6	18.8	23.6	—	9.5	12.8	—
Number of items in placed orders	32.4	36.9	43.9	—	17.1	22.0	—
Average order value(6)	€144.2	€140.1	€136.2	$186.5	€144.9	€144.7	$198.0
Number of page views	4.5	5.4	6.8	—	2.8	3.5	—
Average UMVs(7)	27.1	32.7	39.1	—	36.6	30.9	—

(1)
Operating data, other than GMV France and GMV Brazil, are given for Cnova on a consolidated basis.

(2)
Operating data, other than GMV, do not include our B2B sales. Active customers and orders in millions. Number of page views in billions. Average UMVs in millions.

(3)
GMV includes the GMV of fulfilled orders with respect to our direct sales business and GMV of approved orders with respect to our marketplaces.

(4)
Active customers are customers who made at least one purchase through our sites during the last 12 months as of December 31 or June 30, as applicable, of each of the years indicated in the table above.

(5)
Total number of orders placed by our customers. Total orders placed and total orders delivered may differ due to (i) placed orders that are not delivered for, among other reasons, orders cancelled due to fraud detection or customers not paying the order and (ii) orders placed in one period but not delivered until the following period.

(6)
Average order value is the sum of total order value including shipping from our direct sales and marketplace businesses, including taxes, divided by the number of orders. For the years ended December 31, 2011 and 2012, average order value was calculated on a constant currency basis.

(7)
Average UMVs is the monthly average number of UMVs that visited our sites during the last 12 months as of December 31 or June 30, as applicable, of each of the years indicated in the table above.

Components of Results of Operations

Net sales

        Net sales consist primarily of revenue generated from product sales and related services from our business to consumer direct sales and our business to business transactions, across our variety of product categories. Our product categories are home appliances, consumer electronics, computers, home furnishings, leisure and personal goods. Net sales also include revenues generated from commissions from our marketplaces on sales by third party vendors selling products on our sites. We launched our first marketplace in France in 2011 and in Brazil in 2013. To date, our marketplace revenues represent only a small portion of our total net sales, however, we expect to expand our marketplace business significantly in coming years, including the expansion of our program to provide fulfillment services to marketplace sellers for a fee, which will contribute to our net sales. In addition, we generate revenue from shipping, extended warranties, advertising sales, data monetization, fees collected from customers using our customer service call centers and eCommerce services provided to third parties through our B2B sites. We exclude revenue from items that are returned and orders that are cancelled. Net sales are primarily driven by growth in our active customers, the frequency with which customers purchase products from our sites and average order value. Net sales are also impacted by incentive and discount offers we include on products sold from our direct sales sites. These include percentage discounts off a current purchase, inducement offers for future discounts subject to a minimum current purchase and other similar offers. Revenue from product sales are recognized when the significant risks and rewards of ownership have passed to the customer, regardless of when the payment is being made. Revenue from services is recognized once the service is rendered. We measure revenue at the fair value of the sale or commission price received or receivable, accounting for the terms of payment and excluding taxes or duty.

Cost of sales

        Cost of sales consist primarily of costs related to our direct sales business, including purchase price of consumer products sold to customers in our direct sales business, inbound shipping charges to our fulfillment centers and outbound shipping charges from our fulfillment centers to pick-up locations or directly to end customers, fees payable to pick-up locations, packaging supplies, gains related to discounts we obtain from our suppliers and costs for lost, stolen or damaged goods we receive. Shipping charges to receive products from our suppliers are included in our inventory and recognized as cost of sales upon sale of products to our customers. Cost of sales are primarily driven by growth in orders placed by customers, the mix of the products available for sale on our direct sales sites and transportation costs related to delivering orders to our customers at the point of delivery they choose, including pick-up locations or a postal address. As our business grows in size, we expect a corresponding increase in our cost of sales.

Fulfillment costs

        Fulfillment costs consist of costs we incur in operating and staffing our fulfillment centers and customer service centers, payment processing, after sales costs and extended warranties. The costs related to operating our fulfillment centers include warehousing costs and preparation costs, which include picking, packaging and preparing customer order, and payroll and related expenses. Payment processing costs include credit card fees and fees paid to Banque Casino in relation to our payment-in-installments program in France. After sales costs consist primarily of preparing and resending products that are returned to suppliers or third parties to be repaired. Extended warranties costs include costs to third parties who repair or replace products for which we have sold an extended warranty.

        Fulfillment costs are primarily driven by the size of our operations. As our business grows in size and we invest in our fulfillment capabilities, we expect a corresponding increase in fulfillment costs in absolute terms and potentially a temporary increase as a percentage of our net sales. We also expect an increase in fulfillment costs corresponding to the growth of our home furnishings product category offering, where the sizes of products and preparation costs tend to be larger than other products. As we grow the size of our marketplaces, we expect an increase in fulfillment costs related to payment processing, credit card fees, related transaction costs and warehousing costs where we provide fulfillment services for marketplace sellers for a fee. We also expect an increase in fulfillment costs as the headcount of our customer service centers grows to handle additional customer contacts corresponding to the growth of our business. In the long-term, we expect fulfillment costs will decrease as a percentage of our net sales as we seek higher operational efficiencies by increasing the automation of our fulfillment centers and other productivity gains.

Marketing costs

        Marketing costs consist primarily of online and offline advertising, such as display advertising and search engine marketing, fees paid for third party marketing services, costs related to the launch of new business activities and payroll and related expenses for personnel engaged in marketing. Marketing costs are primarily driven by the level of traffic we experience on our sites and the determination we make as to whether we need to attract traffic via paid marketing channels in order to grow and retain our customer base. As we continue to attract customers through our attractive pricing strategy, we expect to maintain marketing costs for existing sites at a similar level as a percentage of net sales and expect additional marketing costs in order to launch new sites, which we expect should decrease over time as a percentage of net sales. In the long-term, we expect marketing costs will decrease as a percentage of our net sales as we rely more on non-paid methods to attract traffic to our sites, including by expanding our direct sales and marketplace product offerings and expanding our customer loyalty programs.

Technology and content costs

        Technology and content expenses consist primarily of technology infrastructure expenses and payroll and related expenses for employees involved in application, product, and platform development, category expansion, editorial content, purchasing (including expenses and payroll related to our overall purchasing activity), merchandising selection, systems support and digital initiatives. We expense technology and content costs as they are incurred and amortize development costs over time, including software used to upgrade and enhance our websites and applications supporting our business. We expect an increase in technology and content expenses as we continue the development of our platforms, expand our product categories and launch new sites.

General and administrative costs

        General and administrative expenses consist primarily of payroll and related expenses for management, including employees involved in general corporate functions, including accounting, finance, tax, legal, and human resources, including our management equity incentive plans, as well as costs associated with use by these functions of facilities and equipment, such as depreciation expense and rent, and general labor costs. General and administrative costs also include management fees paid to our Parent Companies for shared services, such as accounting, finance, legal and human resources. We also include professional fees and litigation costs and other general corporate costs as general and administrative costs, including future costs related to our status as a U.S. public company.

Financial income (expense), net

        Financial income and expenses, net consist primarily of revenue from cash and cash equivalents held by us, our interest expense on our borrowings and costs we incur related to the sales of receivables in Brazil. The vast majority of our sales in Brazil are paid for in interest-free installments with credit cards. On average, our customers in Brazil who choose to pay by installments pay off the full purchase price within eight to nine installment payments. Historically, we have sold at a discount nearly all receivables generated in installment sales in our Brazil segment to banks and other entities, which comprises an important component of the results of operations of our Brazil segment. We expect our finance expenses to decrease as a percentage of our net sales as we expect the average number of installment payments our customers make to decline. This expected decrease is tied to a shift in our product mix whereby we have been offering fewer high-priced products for which customers would have been more likely to require financing options and to a change in our policies that tailors the maximum number of installment payments we allow, depending on the product category or product offered, and raises the minimum installment payment amount. In addition, we believe the recent trend of retail companies in the Brazilian market offering fewer installment payments will continue.

Comparison of Period to Period Results of Operations

        The following discussion of our results of operations includes supplemental discussion based on pro forma income statement data for 2011 and 2012. This pro forma income statement data is presented in a format consistent with Article 11 of Regulation S-X of the SEC in the section entitled "—Unaudited Pro Forma Income Statement Data for the Years Ended December 31, 2011 and 2012" below.

        Due to the respective size of Cdiscount and Nova Pontocom's operations, our management believes this supplemental discussion based on 2011 and 2012 pro forma income statement data provides meaningful information to understand the trends of operations of Cnova on a consistent basis reflecting retrospectively the combination of Nova Pontocom for periods prior to July 2, 2012 and the impact of the Nova Pontocom Reorganization.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Net sales

        Net sales increased by €237.4 million, or 18.3%, from the six months ended June 30, 2013 to the six months ended June 30, 2014. Excluding the impact of foreign exchange, our net sales increased by 28.8%.

        Our net sales from our France segment increased by €65.7 million, or 10.6%, from €620.5 million from the six months ended June 30, 2013 to €686.2 million ($939.4 million) in the six months ended June 30, 2014. This increase was primarily due to an increase in the volume of sales of products from our home furnishings and home appliances products categories as well as an increase in mobile phone sales.

        Our net sales from our Brazil segment increased by €171.7 million, or 25.4%, from €675.4 million in the six months ended June 30, 2013 to €847.1 million ($1,159.7 million) in the six months ended June 30, 2014. Excluding the impact of foreign exchange, our net sales from our Brazil segment increased by 48.0% compared to 26% growth of sales in the Brazilian eCommerce sector growing during the same period according to E-bit Webshoppers. The increase in our net sales was primarily due to an increase in sales of specific products from our consumer electronics products category and sales of products from our home furnishings product category, due to an increase in both traffic and conversion rates across all our sites in Brazil. The increase also resulted from a higher volume of sales to customers outside of São Paulo and Rio de Janeiro, the traditional hub for our sales.

Cost of sales

        Cost of sales increased by €220.4 million, or 19.9%, from the six months ended June 30, 2013 to the six months ended June 30, 2014. Excluding the impact of foreign exchange, our cost of sales increased by 30.2%. Our cost of sales was 86.8% of our net sales in the six months ended June 30, 2014, compared to 85.7% of our net sales during the same period in 2013. The increase was primarily attributable to our overall increase in net sales, which was partially offset by additional commissions from our marketplaces. We experienced an increased volume of sales of large home appliances and home furnishing products, which tend to be more expensive to ship than other products. In France, as part of our commercial strategy, we decreased our prices relative to our competitors, offered customers free shipping on certain orders and decreased marketing expenses, as described below. In Brazil, we experienced a larger volume of sales to customers outside of São Paulo and Rio de Janeiro, the traditional hub for sales by our Brazil segment, where our fulfillment centers are concentrated and more developed infrastructure and logistics are in place. As a result, our shipping costs were higher, which was partially offset by improved purchasing conditions leveraged from our joint purchasing power for certain products with Via Varejo, which allowed us to decrease our prices relative to our competitors.

Operating expenses

        Fulfillment.    Fulfillment expenses increased in absolute terms by €6.6 million, or 6.8%, from the six months ended June 30, 2013 to the six months ended June 30, 2014. Excluding the impact of foreign exchange, our fulfillment expenses increased by 16.8%. However, as a percentage of net sales, fulfillment expenses decreased from 7.5% in the six months ended June 30, 2013 compared to 6.8% of our net sales during the same period in 2014. This decrease as a percentage of net sales was primarily attributable to reduced fraud expenses charged following the implementation of new fraud detection procedures in our payment processing systems in Brazil as well as operational efficiencies we realized at our fulfillment centers and customer service centers, which were partially offset by an increase in expenses due to the growth of our home furnishings category, which tend to have higher associated fulfillment costs compared to other product categories. This reduction was also driven by a non-recurring benefit from the reversal of provisions for €2.7 million.

        Marketing.    Marketing expenses decreased by €8.4 million, or 20.8%, from the six months ended June 30, 2013 to the six months ended June 30, 2014. Excluding the impact of foreign exchange, our marketing expenses decreased by 15.5%. As a percentage of net sales, our marketing expenses decreased from 3.1% in the six months ended June 30, 2013 compared to 2.1% of our net sales during the same period in 2014. This decrease was primarily attributable to the implementation of our strategy in France to concentrate our commercial strategy on price attractiveness.

        Technology and Content.    Technology and content expenses increased by €3.2 million, or 8.9%, from the six months ended June 30, 2013 to the six months ended June 30, 2014. Excluding the impact of foreign exchange, our technology and content expenses increased by 16.1%. While technology and content expenses increased in absolute terms during the period, our technology and content expenses as a percentage of net sales decreased from 2.8% in the six months ended June 30, 2013 compared to 2.5% of our net sales during the same period in 2014. This decrease was primarily attributable to the growth of our sales and reflects our increased operational leverage, which diluted our technology and content expenses as a percentage of net sales during the period.

        General and Administrative.    General and administrative expenses increased by €4.5 million, or 20.4%, from the six months ended June 30, 2013 to the six months ended June 30, 2014. Excluding the impact of foreign exchange, our general and administrative expenses increased by 28.6%. As a percentage of net sales, our general and administrative expenses remained stable at 1.7% of our net sales in the six months ended June 30, 2013 compared to 1.8% of our net sales during the same period in 2014.

Restructuring and Initial Public Offering expenses

        Restructuring expenses for the six months ended June 30, 2014 mainly consisted of costs related to Cdiscount's change in executive offices for €0.8 million, and bonuses in an aggregate amount of €7.4 million, including social security charges, paid to certain Cdiscount managers in April 2014 when Casino purchased the equity warrants owned by these managers.

        Costs incurred in connection with this offering as of June 30, 2014 amounted to €12.4 million, of which €4.8 million related primarily to the reorganization, governance, management and audit of Cnova and were expensed in the income statement. The remaining €7.6 million primarily consisted of legal, financial, accounting and printing fees associated with the drafting and filing of this registration statement of which this prospectus forms a part, which were recorded through equity as incremental expenses directly attributable to this offering.

Net financial expense

        Net financial expense increased by €5.8 million, or 22.1%, from the six months ended June 30, 2013 to the six months ended June 30, 2014. Excluding the impact of foreign exchange, our net financial expense increased by 38.9%. This increase was attributable to the growth in our sales and higher associated interest expense related to discounting our receivables as part of our payment-in-installments program in Brazil. In addition, our financial expenses increased due to higher interest rates in Brazil. This increase was partially offset by reducing the average number of installments, the impact of which was primarily realized in the second quarter of 2014, and by the complete implementation of our payment-in-installments joint venture with Banque Casino in France, as a result of which non-recurring financial expenses in prior periods were not incurred.

Income tax gain (expense)

        Income tax gain increased by €1.8 million, or 38.2%, from the six months ended June 30, 2013 to the six months ended June 30, 2014. This increase resulted primarily from the recognition of deferred tax assets related to expenses incurred by Cnova in connection with its initial public offering. The income tax gain for the six months ended June 30, 2014 and the six months ended June 30, 2013 primarily resulted from the recognition of deferred tax assets with respect to tax losses of Nova Pontocom in the amounts of €5.4 million and €4.7 million, respectively.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net sales

        Net sales increased by €907.5 million, or 45.6%, from 2012 to €2,898.9 million in 2013. The increase was primarily due to the fact that 2013 was the first full year in which Nova Pontocom's net sales were consolidated in our results of operations.

        Our net sales increased by €249.2 million, or 9.4%, from €2,649.7 million in 2012 on a pro forma basis to €2,898.9 million ($3,968.6 million) in 2013. Excluding the impact of foreign exchange, on a pro forma basis our net sales increased by 17.0%. This increase was primarily the result of an increase in the volume of sales on our direct sales sites, including in Brazil where we realized an increase in conversion rates across all of our sites.

        Our net sales from our France segment increased by €136.1 million, or 10.6%, from €1,284.4 million in 2012 to €1,420.4 million ($1,944.5 million) in 2013. This increase was primarily the result of an increase in sales of products from our home furnishings and home appliances products categories as well as an increase in mobile phone sales.

        Our net sales from our Brazil segment increased by €771.4 million, or 109.1%, from 2012 to 2013. The increase was primarily due to the fact that 2013 was the first full year in which Nova Pontocom's net sales were consolidated in our results of operations. Net sales from our Brazil segment increased by €113.1 million, or 8.3%, in 2012 on a pro forma basis to €1,478.5 million ($2,024.1 million) in 2013. Excluding the impact of foreign exchange, on a pro forma basis, our net sales increased by 23.8%. This increase was primarily the result of a higher volume of sales to customers outside of São Paulo and Rio de Janeiro, the traditional hub for our sales. The increase also resulted from an increase in sales of specific products from our consumer electronics products category and an increase in the traffic and conversion rates across all our sites, particularly our Extra site as we increased our price attractiveness to increase traffic.

Cost of sales

        Cost of sales increased by €782.8 million, or 46.3%, from 2012 to 2013. The increase was primarily due to the fact that 2013 was the first full year in which Nova Pontocom's cost of sales were consolidated in our results of operations.

        Our cost of sales increased by €218.5 million, or 9.7%, from €2,253.7 million in 2012 on a pro forma basis to €2,472.1 million ($3,384.4 million) in 2013. Excluding the impact of foreign exchange, on a pro forma basis our cost of sales increased by 17.2%. Our cost of sales was 85.3% of our net sales in 2013 compared to 85.1% of our net sales in 2012 on a pro forma basis. This increase was primarily attributable to our overall increase in net sales as well as an increase in shipping volumes as a result of the mix of products ordered, which was offset by improved purchasing conditions and additional commissions from our marketplaces. We experienced an increased volume of sales of large home appliances and home furnishing products, which tend to be more expensive to ship than other products. In Brazil, we experienced a larger volume of sales to customers outside of São Paulo and Rio de

Janeiro, the traditional hub for sales by our Brazil segment and where our fulfillment centers are concentrated, resulting in higher associated shipping costs.

Operating expenses

        Fulfillment.    Fulfillment expenses increased by €68.5 million, or 51.0%, from 2012 to 2013. The increase was primarily due to the fact that 2013 was the first full year in which Nova Pontocom's fulfillment expenses were consolidated in our results of operations.

        Our fulfillment expenses increased by €15.6 million, or 8.3%, from €187.2 million in 2012 on a pro forma basis to €202.8 million ($277.7 million) in 2013. Excluding the impact of foreign exchange, on a pro forma basis our fulfillment expenses increased by 16.1%. While fulfillment expenses increased in absolute terms during the period, our fulfillment costs as a percentage of net sales decreased slightly from 7.1% in 2012 on a pro forma basis to 7.0% in 2013. This increase in absolute terms was primarily attributable to variable operating costs to sustain the increased volume of orders and associated preparation costs. In addition, fulfillment expenses increased due to the opening of a new fulfillment center in São Paulo focused on large products and the growth of our home furnishings category. This increase was offset by the renegotiation of lower credit card fees payable to third parties and beginning our joint venture with Banque Casino, which reduced the costs we bear for our payment-in-installment program.

        Marketing.    Marketing expenses increased by €24.7 million, or 45.4%, from 2012 to 2013. The increase was primarily due to the fact that 2013 was the first full year in which Nova Pontocom's marketing expenses were consolidated in our results of operations.

        Our marketing expenses increased by €12.2 million, or 18.2%, from €66.9 million in 2012 on a pro forma basis to €79.1 million ($108.3 million) in 2013. Excluding the impact of foreign exchange, on a pro forma basis our marketing expenses increased by 24.6%. Our marketing expenses increased as a percentage of net sales from 2.5% in 2012 on a pro forma basis to 2.7% in 2013. This increase was primarily attributable to an increase in marketing efforts in Brazil to attract customers to our sites, an increase in non-recurring expenses to launch the marketplace on our Extra website and the addition of personnel to Nova Pontocom to pursue strategic initiatives, including data analytics and the expansion of our marketplaces. In addition, marketing expenses in France increased to attract traffic to our sites. While marketing expenses in France increased in absolute terms, they were relatively unchanged as a percentage of net sales during the period as we increased our price attractiveness to increase traffic, which allowed us to decrease our marketing costs.

        Technology and Content.    Technology and content expenses increased by €23.7 million, or 44.6%, from 2012 to 2013. The increase was primarily due to the fact that 2013 was the first full year in which Nova Pontocom's technology and content expenses were consolidated in our results of operations.

        Our technology and content expenses increased by €11.3 million, or 17.2%, from €65.5 million in 2012 on a pro forma basis to €76.7 million ($105.0 million) in 2013. Excluding the impact of foreign exchange, on a pro forma basis our technology and content expenses increased by 23.8%. This increase was primarily attributable to an increase in payroll expenses for additional employees involved in developing our technology platforms as well as introducing a third-party service to detect fraudulent payments on Nova Pontocom's sites. In addition, technology and content expenses increased in France where we launched new business activities such as our specialty sites, incurred technology and content costs related to the immediate availability delivery option and made technology investments in our new site in Colombia. While technology and content expenses increased in absolute terms during the period, they were relatively unchanged as a percentage of net sales.

        General and Administrative.    General and administrative expenses increased by €15.1 million, or 51.5%, from 2012 to 2013. The increase was primarily due to the fact that 2013 was the first full year in which Nova Pontocom's general and administrative expenses were consolidated in our results of operations.

        Our general and administrative expenses increased by €5.6 million, or 14.4%, from €38.9 million in 2012 on a pro forma basis to €44.6 million ($61.0 million) in 2013. Excluding the impact of foreign exchange, on a pro forma basis our general and administrative expenses increased by 21.6%. Our general and administrative expenses were 1.5% of net sales, which remained the same from 2012 on a pro forma basis to 2013. This increase was primarily attributable to an increase in headcount to support our growth.

Net financial expense

        Net financial expense increased by €31.7 million, or 132.4%, from 2012 to 2013. The increase was primarily due to the fact that 2013 was the first full year in which Nova Pontocom's net financial expenses were consolidated in our results of operations.

        Our net financial expense increased by €11.8 million, or 27.0%, from €43.8 million in 2012 on a pro forma basis to €55.6 million ($76.2 million) in 2013. Excluding the impact of foreign exchange, on a pro forma basis our net financial expense increased by 25.0%. This increase was primarily attributable to higher interest rates we faced in discounting our receivables in Brazil, as well as an increase in the volume of receivables we discounted including a one-off sale of receivables to Banque Casino prior to the complete implementation of our payment-in-installments joint venture.

Income tax expense

        Income tax expense changed from an expense of €6.0 million in 2012 to a gain of €15.7 million ($21.5 million) in 2013. The change was primarily due to the fact that 2013 was the first full year in which Nova Pontocom's income tax expenses were consolidated in our results of operations.

        Our income tax expense changed from an expense of €2.4 million in 2012 on a pro forma basis to a gain of €7.1 million ($9.8 million) in 2013. This change was primarily attributable to the activation of tax loss carry forwards by our France segment.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net sales

        Net sales increased by €881.7 million, or 79.5%, from 2011 to 2012. The increase was primarily due to the fact that the second half of 2012 was the first period in which Nova Pontocom's net sales were consolidated in our results of operations.

        Net sales increased by €166.7 million, or 6.7%, from €2,483.0 million in 2011 on a pro forma basis to €2,649.7 million in 2012 on a pro forma basis. Excluding the impact of foreign exchange, on a pro forma basis our net sales increased by 11.5%.

        Our net sales from our France segment increased by €174.6 million, or 15.7%, from €1,109.7 million in 2011 to €1,284.4 million in 2012. This increase was primarily the result of the development of and strong sales in our home furnishings and home appliances categories, as well as mobile phones.

        Our net sales from our Brazil segment decreased by €7.9 million, or 0.6%, from €1,373.3 million in 2011 on a pro forma basis to €1,365.4 million in 2012 on a pro forma basis. Excluding the impact of foreign exchange on a pro forma basis our net sales increased by 7.3% which was primarily the result of a shift in commercial strategy to reduce the levels of promotions across all our sites as part of our focus to increase profitability.

Cost of sales

        Cost of sales increased by €731.0 million, or 76.3%, from 2011 to 2012. The increase was primarily due to the fact that the second half of 2012 was the first period in which Nova Pontocom's cost of sales was consolidated in our results of operations.

        Our cost of sales increased by €137.6 million, or 6.5%, from €2,116.1 million in 2011 on a pro forma basis to €2,253.7 million in 2012 on a pro forma basis. Excluding the impact of foreign exchange, on a pro forma basis our cost of sales increased by 11.2%. Our cost of sales was 85.1% of our net sales in 2012 on a pro forma basis compared to 85.3% of our net sales in 2011 on a pro forma basis. This increase in absolute terms was primarily attributable to the increase in the volume of sales from our sites and the increased cost to ship products in Brazil driven by our decision to choose higher quality third-party shipping providers, which was offset by improved purchasing conditions.

Operating expenses

        Fulfillment.    Fulfillment expenses increased by €64.6 million, or 92.6%, from 2011 to 2012. The increase was primarily due to the fact that the second half of 2012 was the first period in which Nova Pontocom's fulfillment expenses were consolidated in our results of operations.

        Our fulfillment expenses increased €31.8 million, or 20.4%, from €155.5 million in 2011 on a pro forma basis to €187.2 million in 2012 on a pro forma basis. Excluding the impact of foreign exchange, on a pro forma basis our fulfillment expenses increased by 25.5%. Our fulfillment expenses increased as a percentage of net sales from 6.3% in 2011 on a pro forma basis to 7.1% in 2012 on a pro forma basis. This increase was primarily attributable to an increase in the number of employees at our fulfillment and customer service centers. In Brazil, we experienced slower than anticipated growth in the volume of products sold and we were unable to adjust our fixed fulfillment expenses to reflect the slower rate of growth in sales volumes.

        Marketing.    Marketing expenses increased by €21.1 million, or 63.5%, from 2011 to 2012. The increase was primarily due to the fact that the second half of 2012 was the first period in which Nova Pontocom's marketing expenses were consolidated in our results of operations.

        Our marketing expenses increased by €9.2 million, or 15.9%, from €57.8 million in 2011 on a pro forma basis to €66.9 million in 2012 on a pro forma basis. Excluding the impact of foreign exchange, on a pro forma basis our marketing expenses increased by 19.5%. Our marketing expenses increased as a percentage of net sales from 2.3% in 2011 on a pro forma basis to 2.5% in 2012 on a pro forma basis. This increase was primarily attributable to additional marketing efforts in France undertaken to increase traffic to our sites and the addition of personnel dedicated to new strategic initiatives in Brazil, such as data analytics and our marketplace. While marketing expenses increased in absolute terms during the period, our marketing expenses were relatively unchanged as a percentage of net sales.

        Technology and Content.    Technology and content expenses increased by €22.4 million, or 73.0%, from 2011 to 2012. The increase was primarily due to the fact that the second half of 2012 was the first period in which Nova Pontocom's technology and content expenses were consolidated in our results of operations.

        Our technology and content expenses increased €15.2 million, or 30.2%, from €50.3 million in 2011 on a pro forma basis to €65.5 million in 2012 on a pro forma basis. Excluding the impact of foreign exchange, on a pro forma basis our technology and content expenses increased by 33.1%. This increase was primarily attributable to the addition of information technology personnel for the development of our marketplaces and mobile platforms.

        General and Administrative.    General and administrative expenses increased by €9.0 million, or 44.4%, from 2011 to 2012. The increase was primarily due to the fact that the second half of 2012 was the first period in which Nova Pontocom's general and administrative expenses were consolidated in our results of operations.

        Our general and administrative expenses increased €0.1 million, or 0.3%, from €38.8 million in 2011 on a pro forma basis to €38.9 million in 2012 on a pro forma basis. Excluding the impact of foreign exchange, on a pro forma basis our general and administrative expenses increased by 3.7%. Our general and administrative expenses decreased as a percentage of net sales from 1.6% in 2011 on a pro forma basis to 1.5% in 2012 on a pro forma basis.

Net financial expense

        Net financial expense increased by €20.7 million from 2011 to 2012. The increase was primarily due to the fact that the second half of 2012 was the first period in which Nova Pontocom's financial expense was consolidated in our results of operations.

        Our net financial expense decreased €15.5 million, or 26.1%, from €59.3 million in 2011 on a pro forma basis to €43.8 million in 2012 on a pro forma basis. Excluding the impact of foreign exchange, on a pro forma basis our net financial expense decreased by 20.0%. This decrease was primarily attributable to a falling interest rate environment in Brazil and lower sales growth, leading to lower discounting of receivables.

Income tax expense

        Income tax expense changed from an expense of €1.7 million in 2011 to an expense of €6.0 million in 2012. The change was primarily due to the fact that the second half of 2012 was the first period in which Nova Pontocom's income tax expense was consolidated in our results of operations.

        Our income tax expense changed from an expense of €4.8 million in 2011 on a pro forma basis to an expense of €2.4 million in 2012 on a pro forma basis. This change was primarily attributable to a lower income tax levied on our Brazil segment for the tax year.

Unaudited Pro Foma Income Statement Data for the Years Ended December 31, 2011 and 2012

        The following unaudited pro forma income statement data for the years ended December 31, 2011 and 2012 are provided solely for purposes of the supplemental discussion of Cnova results of operations in the section "Comparison of Period to Period Results of Operations" and, therefore, are not necessarily indicative of the results of operations of Cnova that might have been achieved if Nova Pontocom had been combined for periods prior to July 2, 2012 and/or the Nova Pontocom Reorganization had occurred as of January 1, 2011.

        The following unaudited pro forma income statement data as of December 31, 2011 and 2012 are presented in thousands of euros and reflect the impact of the combination of Nova Pontocom for periods prior to July 2, 2012 and of the Nova Pontocom Reorganization as if such reorganization had occurred on January 1, 2011 on the audited consolidated income statements of Cnova for the years ended December 31, 2011 and 2012.

        The following unaudited pro forma income statement data should be read in conjunction with the audited consolidated financial statements of Cnova as of and for the years ended December 31, 2011, 2012 and 2013 prepared in accordance with IFRS included elsewhere in this prospectus.

Pro Forma Income Statement for the year ended December 31, 2011

	Cnova	Nova Pontocom	Pro forma
	(€ thousands)	(€ thousands)	(€ thousands)
Net sales	1,109,707	1,373,310	2,483,017
Operating expenses
Cost of sales	(958,314)	(1,157,785)	(2,116,099)
Fulfillment	(69,770)	(85,680)	(155,450)
Marketing	(33,294)	(24,472)	(57,766)
Technology and content	(30,674)	(19,613)	(50,287)
General and administrative	(20,362)	(18,469)	(38,830)
Operating profit before Restructuring, Litigation, Gain / (loss) from disposal of non-current assets and Impairment of assets	(2,710)	67,292	64,582

Restructuring	(2,412)	—	(2,412)
Litigation	751	—	751
Gain / (Loss) from disposal of non-current assets	(271)	—	(271)
Impairment of assets	(158)	(653)	(811)
Operating profit	(4,800)	66,639	61,839

Financial income	1,718	804	2,522
Financial expense	(4,960)	(56,846)	(61,806)
Profit before tax	(8,042)	10,597	2,555

Income tax expense	(1,666)	(3,143)	(4,809)
Share of profits of associates	—	—	—
Net profit	(9,707)	7,454	(2,253)

Pro Forma Income Statement for the year ended December 31, 2012

	Cnova	Nova Pontocom From January 1 to June 30, 2012	Nova Pontocom Reorganization	Pro forma
	(€ thousands)	(€ thousands)	(€ thousands)	(€ thousands)
Net sales	1,991,439	658,283	—	2,649,722
Operating expenses
Cost of sales	(1,689,340)	(564,333)	—	(2,253,673)
Fulfillment	(134,361)	(52,861)	—	(187,223)
Marketing	(54,430)	(12,517)	—	(66,946)
Technology and content	(53,057)	(12,422)	—	(65,479)
General and administrative	(29,409)	(9,537)	—	(38,946)

Operating profit before Restructuring, Litigation, Gain / (loss) from disposal of non-current assets and Impairment of assets	30,843	6,613	—	37,456
Restructuring	(2,897)	—	—	(2,897)
Litigation	(124)	—	—	(124)
Gain / (Loss) from disposal of non-current assets	(644)	(24)	—	(668)
Impairment of assets	(2,845)	605	—	(2,240)

Operating profit	24,332	7,194	—	31,527
Financial income	3,249	1,313	—	4,562
Financial expense	(27,195)	(23,412)	2,221	(48,386)

Profit before tax	387	(14,905)	2,221	(12,297)
Income tax expense	(6,177)	4,495	(755)	(2,437)
Share of profits of associates	(229)	—	—	(229)

Net profit	(6,019)	(10,410)	1,466	(14,963)

Pro Forma Adjustments

        As described in the "Basis of preparation of Cnova consolidated financial statements" of the audited consolidated financial statements of Cnova:

  •
  Nova Pontocom was consolidated on and as from the date Casino obtained control of Nova Pontocom, July 2, 2012.

  •
  As part of the Nova Pontocom Reorganization, prior to the contribution of Nova OpCo to Cnova, Nova HoldCo retained certain assets and liabilities of Nova Pontocom. These assets and liabilities mainly consist of the intercompany financing provided by CBD to Nova Pontocom, certain tax assets resulting from income tax loss carry forward and PIS/COFINS receivables and certain contingencies and related judicial cash deposits required under Brazilian law that Nova HoldCo is to assume, subject, with respect to such contingencies and related judicial cash deposits to an indemnification agreement under which Nova OpCo shall reimburse Nova HoldCo for payments of such contingencies.

        In the above pro forma income statement for the year ended December 31, 2011:

  •
  the Nova Pontocom income statement is combined from January 1, 2011 to December 31, 2011.

        In the above pro forma income statement for the year ended December 31, 2012:

  •
  the Nova Pontocom income statement is combined from January 1, 2012 to June 30, 2012.

  •
  as Nova Pontocom used financing either through financial debt or a loan provided by CBD to finance PIS/COFINS receivables, the related interest (€2.2 million before tax) have been removed from the income statement.

        The other assets and liabilities retained by Nova HoldCo in the Nova Pontocom Reorganization do not have a related impact on the pro forma income statement for the periods presented.

        Pro forma income statement data is provided solely for illustrative purposes and, therefore, is not necessarily indicative of the consolidated results of operations of Cnova that might have been achieved if the consolidation of Nova Pontocom, the Nova Pontocom Reorganization and the Reorganization had occurred as of January 1, 2011. They are not necessarily indicative of the results of operations of Cnova that may be expected to occur in the future.

        All pro forma adjustments are attributable to the full consolidation of Nova Pontocom and to the Nova Pontocom Reorganization. Only adjustments that are expected to have a continuing effect on Cnova's financial statements are reflected. For instance, the pro forma financial income statement data does not reflect any integration expenses that may be incurred in connection with the Nova Pontocom Reorganization and the Reorganization.

        Only adjustments that are factually supportable and that can be estimated reliably are taken into account. For instance, the pro forma financial income statement data do not reflect any cost savings potentially realizable from the elimination of some expenses or from synergies. The pro forma financial income statement data does not reflect any special items such as impairments pursuant to contractual change-of-control provisions or integration costs that may be incurred as a result of the Reorganization or the Nova Pontocom Reorganization.

Quarterly Results of Operations

        The following table sets forth our unaudited consolidated statement of operations data for the quarterly periods indicated below. The unaudited quarterly statement of operations data set forth below have been prepared on a basis consistent with our audited annual consolidated financial statements and we believe includes all normal recurring adjustments necessary for a fair statement of the financial information contained in those statements. The following quarterly financial data should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	For the Three Months Ended
	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014
	(thousands)
Consolidated Income statement:
Net sales	€614,994	€817,572	€663,854	€632,002	€685,376	€917,680	€777,396	€755,865
Operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets	€347	€35,946	€(2,160)	€(7,539)	€6,984	€26,221	€(7,409)	€8,743
Operating profit (loss)	€(235)	€30,439	€(2,161)	€(8,469)	€6,858	€21,038	€(7,426)	€(5,350)
Components of Net sales:
Product sales	€591,222	€781,828	€639,359	€621,557	€650,865	€884,419	€756,934	€726,816
Marketplaces sales (commissions)	€2,371	€4,069	€3,827	€4,486	€5,218	€8,240	€7,753	€9,217
Other revenues	€21,401	€31,675	€20,669	€5,959	€29,292	€25,021	€12,710	€19,832

Net sales	€614,994	€817,572	€663,854	€632,002	€685,376	€917,680	€777,396	€755,865

Seasonal Trends

        The operating results of each of our segments fluctuate from quarter to quarter as a result of a variety of factors, including seasonal factors and economic cycles that influence consumer spending as well as promotional shopping activities we conduct. Both of our geographic segments experience higher sales volumes in November and December in anticipation of holiday shopping. As a result, most of our profit is generated during the fourth quarter. Additionally, our France segment historically experiences higher sales volume during January and July, the two seasonal sales periods in the country, and our Brazil segment historically experiences higher sales volume during January, May and August, during which time early year sales and local holidays are celebrated. We expect these trends to continue in future years.

Liquidity and Capital Resources

        Our principal sources of liquidity have traditionally consisted of cash flows from operating activities, loans or cash received from our Parent Companies and, to a lesser extent, capital increases and proceeds obtained from short- and long-term loans and financings from third-party financial institutions.

Cash Flows and Working Capital

        The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,				Six Months Ended June 30,
	2011	2012	2013	2013	2013	2014	2014
	(€ thousands)	(€ thousands)	(€ thousands)	($ thousands)	(€ thousands)	(€ thousands)	($ thousands)
Cash Flows:
Net cash from (used in) operating activities(1)	17,630	191,086	175,740	240,588	(169,396)	(219,252)	(300,157)
Net cash from (used in) investing activities	(44,661)	(43,065)	(67,411)	(92,286)	29,303	38,588	52,826
Net cash from (used in) financing activities	15,089	596	(29,706)	(40,667)	48,834	7,392	10,120
Effect of changes in foreign currency translation adjustments	—	(3,359)	(22,618)	(30,964)	(3,563)	6,983	9,560
Cash and cash equivalents, net, at end of period	31,388	176,646	232,651	318,499	81,825	66,361	90,848

(1)
Includes €10,293, €147,299 and €127,876 ($176,000) of changes in working capital for the years ended December 31, 2011, 2012 and 2013, respectively, and €(174,460) and €(225,506) ($(308,718)) of changes in working capital for the six months ended June 30, 2013 and 2014, respectively.

        Historically, we have worked to optimize our working capital and we generated cash flow through, among other things, a one-time sale of a receivables portfolio, the factoring of receivables and a gradual increase in days of trade payables to suppliers. In the future, we expect an increase in net sales and profitability, rather than working capital optimization, to be primary drivers of cash flow generation.

        Our cash flows and working capital fluctuate throughout the year, primarily driven by the seasonality of our business. At the end of December of each year, we experience high trade payables relative to the rest of the year following the peak sales volumes achieved in November and December associated with the holiday shopping period. In the first half of each year, trade payables decrease due to seasonality leading to a cash balance reduction compared to the end of the prior year.

        Although receivable days and inventory days typically are stable throughout the year, the level of our payables with suppliers may vary from period to period, particularly in Brazil where we have from time to time renegotiated payment conditions with suppliers. Our days of sales were 25, 37 and 44 days in the years ended December 31, 2011, 2012 and 2013, respectively.

        We had cash and cash equivalents of €66.4 million ($90.8 million) and €232.7 million ($318.5 million) as of June 30, 2014 and December 31, 2013, respectively. We believe that our existing cash and cash equivalents balance together with cash generated from operations and the net proceeds we receive from this offering will be sufficient to meet our working capital expenditure requirements for at least the next 12 months. However, we may need additional cash resources in the future if we identify opportunities for investment, strategic cooperation or other similar actions, which may include investing in technology, including data analytics and our fulfillment capabilities. If we determine that our cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain credit facilities or other sources of funding.

        Our trade payables include accounts payable to suppliers associated with our direct sales business. Our trade payables amounted to €731.1 million ($1,000.9) and €905.4 million ($1,239.5) as of June 30, 2014 and December 31, 2013, respectively. However, such amount represents a higher level of days payable relative to the rest of the year due to higher volumes of purchasing in November and December in anticipation of holiday shopping, which is paid for in the first three months of the following year. We typically pay our suppliers within 50-80 days measured from the day the product is received in our distribution center and invoiced.

        Our net inventories of products amounted to €351.0 million ($480.5) and €367.0 million ($502.4) as of June 30, 2014 and December 31, 2013, respectively. Our inventory balances will fluctuate over time due to a number of factors, including our sales performance, expansion in our product selection and changes in our product mix.

Cash From (Used in) Operating Activities

        Cash used in operating activities in the six months ended June 30, 2014 was €219.3 million ($300.2 million), as adjusted for changes in operating working capital and other activities. Changes in working capital primarily consisted of a €254.1 million ($347.8 million) decrease in trade payables, which relate to amounts owed to suppliers for products sold on our sites, due to seasonality, an increase of €10.8 million ($14.8 million) of trade receivables representing higher sales in Brazil and associated receivables, and by a €23.6 million ($32.3 million) increase in inventories of products which were in our fulfillment centers awaiting shipment to customers, including inventories in preparation for the July seasonal sales period in France, or in-transit to customers.

        Cash used in operating activities in the six months ended June 30, 2013 was €173.6 million ($237.7 million), as adjusted for changes in operating working capital and other activities. Changes in working capital primarily consisted of a €122.4 million ($167.5 million) decrease in trade payables, which relate to amounts owed to suppliers for products sold on our sites, due to seasonality, an increase of €34.8 million ($47.7 million) of trade receivables, and a €37.4 million ($51.2 million) increase in inventories of products which were either in our fulfillment centers awaiting shipment to customers or in-transit to customers.

        Cash from operating activities in the year ended December 31, 2013 was €175.7 million ($240.6 million), as adjusted for changes in operating working capital and other activities. Changes in working capital primarily consisted of a €246.4 million ($339.5 million) increase in trade payables, which relate to the growth of our business and amounts owed to suppliers for products sold on our sites, and a decrease of €36.3 million ($50.0 million) of trade receivables as a result of the full implementation of our joint venture with Banque Casino, both of which were partially offset by a €107.9 million ($148.6 million) increase in inventories of products which were either in our fulfillment centers awaiting shipment to customers or in-transit to customers.

        Cash from operating activities in the year ended December 31, 2012 was €191.1 million, as adjusted for changes in operating working capital and other activities. Changes in working capital primarily consisted of a €179.3 million increase in trade payables, which relate to the growth of our business and amounts owed to suppliers for products sold on our sites and the effect of consolidation of Nova Pontocom, and a decrease of €13.3 million of trade receivables, which included the sale of trade receivables by our France segment to Banque Casino after establishing our payment-in-installments joint venture and by the consolidation of receivables of our Brazil segment. This was offset by an increase of €22.9 million of inventories of products, which were either in our fulfillment centers or in-transit to customers. Cash from operating activities in the period does not fully reflect cash flows of Nova Pontocom due to it not being fully consolidated until July 2012.

        Cash from operating activities in the year ended December 31, 2011 was €17.6 million, as adjusted for changes in operating working capital and other activities. Changes in working capital primarily consisted of a €57.0 million increase from trade payables, which relate to the growth of our business and amounts owed to suppliers for products sold on our sites, which was offset by €30.1 million decrease in trade receivables and €10.3 million of inventories of products, both of which were due to the growth of our business. Cash from operating activities in the period does not reflect cash flows of Nova Pontocom due to it not being consolidated until July 2012.

Cash From (Used in) Investing Activities

        Cash from investing activities was €38.6 million ($52.8 million) in the six months ended June 30, 2014 and was primarily attributable to €71.3 million ($97.6 million) in loans from related parties and amounts transferred from Casino as part of our cash pooling arrangement, which was offset by €31.5 million ($43.2 million) in acquisitions of property, equipment and intangible assets, including capital expenditures related to investments in our eCommerce platforms, mobile platforms and back office technology systems and improved investment in our supply chain infrastructure including investment in our new fulfillment center in Rio de Janerio, Brazil.

        Cash from investing activities was €29.3 million ($40.1 million) in the six months ended June 30, 2013 and was primarily attributable to €53.1 million ($72.7 million) in loans from related parties and amounts transferred from Casino as part of out cash pooling arrangement, which was offset by €25.0 million ($34.2 million) in acquisitions of property, equipment and intangible assets, including capital expenditures related to investments in our eCommerce platforms, mobile platforms and back office technology systems and improved investment in our supply chain infrastructure.

        Cash used in investing activities was €67.4 million ($92.9 million) in the year ended December 31, 2013 and was primarily attributable to €54.1 million ($74.5 million) in acquisitions of property, equipment and intangible assets, including capital expenditures related to investments in our eCommerce platforms, new specialty sites, mobile platforms and back office technology systems, improved investment in our supply chain infrastructure in France and the consolidation of three smaller fulfillment centers into a single, larger fulfillment center in São Paulo.

        Cash used in investing activities was €43.1 million in the year ended December 31, 2012 and was primarily attributable to €38.3 million in acquisitions of property, equipment and intangible assets, including capital expenditures related to investments in our eCommerce platforms, new specialty sites and mobile platforms, purchasing the Continental Edison and Oceanic private label brands and investment in our supply chain infrastructure, as well as a €15.5 million in investment in associates, accounting for the acquisition of a 60.57% economic interest in our Monshowroom specialty website, which was offset by €20.3 million in net cash fully consolidated as a result of obtaining control over Nova Pontocom. Cash used in investing activities in the period does not fully reflect cash flows of Nova Pontocom due to it not being fully consolidated until July 2012.

        Cash used in investing activities was €44.7 million in the year ended December 31, 2011 and was primarily attributable to €24.0 million in acquisitions of property, equipment and intangible assets, including capital expenditures related to investments in our eCommerce platforms, new specialty sites and mobile platforms and investment in our supply chain infrastructure, as well as €21.1 million transferred to Casino as part of our cash pooling arrangement. Cash used in investing activities in the period does not reflect cash flows of Nova Pontocom due to it not being consolidated until July 2012.

Cash From (Used in) Financing Activities

        Cash used in financing activities was €7.4 million ($10.1 million) in the six months ended June 30, 2014 and was primarily attributable to €42.9 million ($58.8 million) of additional related party financial debt incurred by Cdiscount, which was partially offset by €28.7 million ($39.4 million) of net interest payments primarily related to the discounting of receivables in our Brazil segment.

        Cash from financing activities was €53.1 million ($72.7 million) in the six months ended June 30, 2013 and was primarily attributable to €107.2 million ($146.8 million) of additional financial debt incurred, partly comprised of borrowings under an intercompany loan from CBD and amounts received from Casino as part of our cash pooling arrangement, which was offset by €27.3 million ($37.3 million) of debentures repaid by Nova Pontocom and net interest paid related to the discounting of receivables in our Brazil segment.

        Cash used in financing activities was €29.7 million ($40.9 million) in the year ended December 31, 2013 and was primarily attributable to €57.5 million ($79.2 million) of net interest payments paid related to the discounting of receivables in our Brazil segment and €40.4 million ($55.7 million) of debentures repaid by Nova Pontocom, which was offset by incurring a new €68.2 million ($94.0 million) intercompany loan from CBD.

        Cash from financing activities was €0.6 million in the year ended December 31, 2012 and was primarily attributable to €22.4 million of additions to financial debt, which was offset by €21.8 million of net interest payments paid related to the discounting of receivables by our Brazil segment. Cash from financing activities in the period does not fully reflect cash flows of Nova Pontocom due to it not being fully consolidated until July 2012.

        Cash from financing activities was €15.1 million in the year ended December 31, 2011 and was partially attributable to €50.9 million of proceeds raised from a capital increase subscribed by Casino in exchange for debt, which was offset by €27.0 million paid to purchase the equity interests of the non-controlling shareholders of Cdiscount. Cash from financing activities in the period does not reflect cash flows of Nova Pontocom due to it not being consolidated until July 2012.

Capital expenditures

        Our capital expenditures have been incurred primarily in relation to investments in our technological and fulfillment infrastructure as well as the development of our operations outside of our primary markets, Brazil and France. Our capital expenditures include developing new IT platforms, including the platforms for our marketplaces, specialty sites and for mobile, new sales and customer behavior algorithms and customer facing and back office features for our sites. Capital expenditures also have been incurred to invest in our fulfillment infrastructure, including increasing the automation of our distribution process, acquisition of logistics equipment for our warehouses and procuring computer technology to improve the tracking of deliveries. Our capital expenditures are financed primarily from our cash flow. For the years ended December 31, 2011 and 2012, our capital expenditures totalled €46.7 million and €46.4 million, respectively, on a pro forma basis, and totalled €54.1 million and €31.5 million for the year ended December 31, 2013 and the six months ended June 30, 2014, respectively. During the same time periods, we made no divestments.

        Our principal capital expenditures currently in progress are concentrated in investing in our technological and operational platforms, including increasing the international scalability of our IT platforms, improving our apps, enhancing the customer experience on our marketplaces, increasing automation of our fulfillment centers in Brazil and completing the remodelling of our executive offices in Bordeaux, France. We expect to continue to finance our capital expenditures primarily from our cash flow.

Contractual Obligations

        Our contractual obligations as of December 31, 2013 are summarized in the following table:

	Payment due by period (€ thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations(1)	192,407	85,141	2,857	103,544	865
Capital lease obligations	—	—	—	—	—
Operating lease obligations	45,041	12,218	14,933	12,512	5,378
Purchase obligations	550	550	—	—	—
Other long-term liabilities reflected on balance sheet	477	477	—	—	—
Total	238,475	98,386	17,790	116,056	6,243

(1)
Includes interest payments of €29,089 thousand, of which €581 thousand, €565 thousand and €27,743 thousand are due within one year, in one to three years, and in three to five years, respectively.

        As of June 30, 2014, our total financial debt was €179.3 million ($245.5 million), which was primarily comprised of €162.2 million in borrowings from related parties and €17.1 million in other financial liabilities.

        As of December 31, 2013, our total financial debt was €163.3 million ($225.1 million), which was primarily comprised of €99.5 million in borrowings from related parties, €31.3 million in other financial liabilities, and €32.5 million in borrowings (mainly bank overdrafts).

        Our borrowings from related parties is essentially comprised of an intercompany loan agreement which became effective in April 2013, between Nova Pontocom and CBD, pursuant to which Nova Pontocom may borrow up to R$230.0 million from CBD, payable by 2017. Drawdowns under this intercompany loan are short-term and bear interest at the Interbank Deposit Certificate (Certificado de Depósito Interbancário) Rate, or CDI rate, applicable to loans of an equivalent term. As of December 31, 2013, the outstanding amounts under this intercompany loan was €74.1 million (R$222.3 million).

        Our borrowings also include €1.8 million (R$5.4 million) in loans with the Brazilian National Development Bank, payable between 2018 and 2023, which bear interest at rates between 3.00% and 3.50% per year. We do not experience seasonal needs for external borrowings.

Application of Critical Accounting Policies and Estimates

        Our significant accounting policies are set forth in note 1 to our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013 included elsewhere in this prospectus. The preparation of our consolidated financial statements in accordance with IFRS requires our management to make judgments, estimates and assumptions that affect the amount reported in consolidated financial statements. Estimates and assumptions are periodically re-evaluated by management and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ significantly from those estimates and assumptions. We have identified the following accounting policies as the most critical to an understanding of our financial position and results of operations because the application of these policies requires significant and complex management estimates, assumptions and judgment, and the reporting of materially different amounts could result if different estimates or assumptions were used or different judgments were made.

        Specific accounting conventions used in preparing consolidated financial statements.    The consolidated financial statements include in the income statement allocations for certain general and administrative expenses historically allocated to Cdiscount or Nova Pontocom in the consolidated accounts of Casino, but not recorded in our accounts. Such items have been allocated to us and included in the consolidated financial statements based on the most relevant allocation method, primarily based on net sales that were realized by Cdiscount and Nova Pontocom. Our management believes that this basis for allocation of expenses is reasonable.

        Revenue recognition.    We generate sales from product sales and services from our direct sales sites and from commissions from our marketplaces. Net sales also include revenue generated from shipping, extended warranties, advertising sales, data monetization, fees collected from customers using our customer service call centers and eCommerce services provided to third parties through B2B sites. We exclude revenue from items that are returned and orders that are cancelled.

        Those revenues are recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty.

        We recognize revenues from product sales and related shipping fees, net of promotional discounts, rebates, and return allowances when the significant risks and rewards of ownership of the products have passed to the customer, usually on delivery of the products. Return allowances, which reduce revenue, are estimated using historical experience.

        As part of transactions through the marketplaces, it is assessed whether it is appropriate to record the gross amount of the product sold and its related costs or the net amount as a commission based on the analysis of the obligation in the arrangement.

        The recognition of revenue as a gross or net amount requires judgment taking into consideration facts and circumstances based on a list of indicators proposed by IAS 18 "Revenue" standard. In performing this analysis, we review the following indicators:

  •
  whether or not the entity has the primary responsibility for providing the goods or services to the customer or for fulfilling the order;

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  whether or not, the entity has inventory risk before or after the customer order, during shipping or on return;

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  whether or not the entity has latitude in establishing prices, either directly or indirectly, for example by providing additional goods or services; and

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  whether or not the entity bears the customer's credit risk for the amount receivable from the customer.

        As of December 31, 2013, we consider that we are acting as an agent in all existing marketplace arrangements.

        We periodically provide incentive offers to customers to encourage purchases. Such offers include current discount offers, such as percentage discounts off current purchases by customers, inducement offers, such as offers for future discounts subject to a minimum current purchase, and other similar offers. Current discount offers, when accepted by customers, are treated as a reduction to the sale price of the related transaction. Similarly, inducement offers, when accepted by customers, are treated as a reduction to sale price based on estimated future redemption rates. Redemption rates are estimated using our historical experience for similar inducement offers. Current discount offers and inducement offers are presented as a net amount in "net sales."

        Impairment of non-financial assets.    We test annually, or more frequently if events or changes in circumstances indicate impairment, whether non-financial non-current assets have suffered any impairment, in accordance with the accounting policy stated in note 1.14 to our consolidated financial statements found elsewhere in this prospectus. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions, including estimated discount rates based on the current cost of capital and growth rates of the estimated future cash flows.

        Deferred tax assets.    Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Future tax credits are recognized based on an analysis by management on the probability to realize such tax credits in the normal course of future operations based on expected future tax liability to arise from continued operations. We consider future market growth, future taxable income and permissible tax planning strategies in determining the extent to which our deferred tax assets may be realizable. Projections inherently include a level of uncertainty that could result in lower or higher than expected future taxable income. When we determine that unrecognized deferred tax assets would be realized in the future, the deferred tax asset and a benefit to operations would be recorded. Conversely, if we were to make a determination that it is probable we will not be able to realize a portion of our net deferred tax assets in the future, we derecognize the deferred tax asset and record a charge to operations in the period such determination is made. We consider many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes.

        Tax credits.    In Brazil, we collect sales tax to be recovered under a specific process. We analyze the possibilities to realize our tax credit in our normal operations based on a technical feasibility study on the future realization of the taxes considering the expected future off-set of debits arising from the operations. We recognized those assets historically based on a study prepared based on information extracted from the strategic planning approved by the Board of Directors of Nova Pontocom. Nevertheless, due to the Nova Pontocom Reorganization, the receivable is expected to be recovered by Nova HoldCo and not Nova OpCo. This asset is further described in paragraph "Basis of preparation of Cnova consolidated financial statements" of our consolidated financial statements.

Off-Balance Sheet Arrangements

        We did not have any off-balance sheet arrangements as of and for the years ended December 31, 2011, 2012 and 2013 that have or are reasonably likely to have a material impact on our current or future financial position, save for those as described above in "—Contractual Obligations" and in note 28 to our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013 included elsewhere in this prospectus.

Quantitative and Qualitative Disclosure about Market Risk

        We are exposed to market risks in the ordinary course of our business which are described below and in note 27 to our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013 included elsewhere in this prospectus.

Foreign Currency Risk

        Our net sales and our operating expenses are denominated in the currencies of the countries in which our operations are located and may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Brazilian real against the euro. Fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. In addition, we are exposed to foreign currency risk in transactions not denominated in euro. To date, we have not engaged in any foreign currency hedging transactions. For additional information, see "—Factors Impacting our Results of Operations—Impact of Foreign Currency Translation."

        In addition, the value of your investment in our ordinary shares will be affected by the exchange rate between the U.S. dollar and the euro because the value of our business is effectively denominated in euro, while our ordinary shares will be traded in U.S. dollars.

Inflation Risk

        We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Other Market Risks

        We do not believe that we have material exposure to interest rate risk due to the fact that we have no long-term borrowings.

Recently Issued and Adopted Accounting Pronouncements

        Our assessment of the impact of recent accounting standards and interpretations that have been issued, but are not yet effective, is set out below.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

        These amendments are effective for annual periods beginning on or after January 1, 2014 provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. It is not expected that this amendment would be relevant to us, since none of our entities would qualify to be an investment entity under IFRS 10.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting—Amendments to IAS 39

        These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments are effective for annual periods beginning on or after January 1, 2014. We have no material derivatives and as such do not expect any impact from its application.

IFRIC Interpretation 21 Levies (IFRIC 21)

        IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after

January 1, 2014. We applied this interpretation early for the financial periods presented in this prospectus.

Defined Benefit Plan: Employee Contributions (Amendments to IAS 19)

        In November 2013, the IASB issued narrow-scope amendments to IAS 19, which applies to contributions from employees or third parties to defined benefit plans. The amendments permit an entity to recognize the amount of the contributions as a reduction in the service cost in the period in which the related service is rendered if the amounts of such contributions are independent of the number of years of service. The amendments are effective for annual periods beginning on or after July 1, 2014. We are currently evaluating the potential impact that the adoption of the amendments will have on our consolidated financial statements.

IFRS 9 Financial Instruments

        IFRS 9, as issued, reflects the first phase of the IASB's work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but the Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB is addressing hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of our financial assets, but will not have an impact on classification and measurements of the Group's financial liabilities.

        In November 2013, the IASB issued IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39), which introduced a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The hedge accounting requirements in IFRS 9 align hedge accounting more closely with risk management and establish a more principle-based approach to hedge accounting.

        We will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

IFRS 15 Revenue from Contracts with Customers

        IFRS 15 was issued by the IASB on May 28, 2014. The standard replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC-31 Revenue—Barter Transactions Involving Advertising Services. The new standard applies to contracts with customers. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted under IFRS. We are currently evaluating the potential impact that this standard will have on our consolidated accounts.

BUSINESS

Our Business

        We are one of the largest global eCommerce companies, with operations in Europe, Latin America and Asia. Among non-travel pure player eCommerce companies, we are the sixth largest by sales and the eighth largest by unique monthly visitors. Our current geographies represent over 530.0 million people, with €0.8 trillion ($1.2 trillion) in total non-food retail spend for the year ended December 31, 2013. For the same period, we had GMV of €3,563.6 million ($4,878.6 million), representing a 21.4% increase over pro forma GMV for the year ended December 31, 2012 on a constant exchange rate basis. For the six months ended June 30, 2014, our GMV was €1,943.5 million ($2,660.7 million), representing a 32.9% increase over our GMV for the same period in 2013, on a constant exchange rate basis. For the three months ended September 30, 2014, our GMV was €1,100.8 million ($1,507.0 million), representing a 29.6% increase over our GMV for the same period in 2013, on a constant exchange rate basis. Over the seven quarters ended September 30, 2014, our GMV has shown year-over-year growth of 12.6%, 22.3%, 25.9%, 24.9%, 32.1%, 34.6% and 29.6%, on a constant exchange rate basis.

        We believe we provide our customers with the best value proposition through a low-cost business model that allows us to offer attractive pricing, an extensive product assortment and highly differentiated delivery and payment solutions. We achieve this through our scalable and proprietary technology platforms and preferred relationships with our Parent Companies, which are among the largest retailers in the markets in which we operate.

        As of September 30, 2014, we offered our over 12.9 million active customers access to a wide and growing assortment of approximately 12.1 million product offerings through a combination of our direct sales and sales by third-party vendors. Our 7.8 million placed orders in the three months ended September 30, 2014, represented a year-over-year increase of placed orders by 39.0%, while our active customers increased by 27.6% over the same period. Our most significant product offerings categories in terms of GMV are home appliances, consumer electronics, computers and home furnishings. Our branded sites, including Cdiscount, Extra, Casas Bahia and Ponto Frio, are among the most well-recognized in the markets in which we operate.

        We believe we are the largest eCommerce company in France, where we hold the leading eCommerce market position, with 24.0% to 39.7% market shares in June 2014, in a number of our product categories, based on revenues. We believe we are the second largest eCommerce company in Brazil, with a sales CAGR of 49.3% from 2008 to 2013 and an increase in Brazilian market share from approximately 8.0% to approximately 17.0% during that period, based on revenues. For the six months ended June 30, 2014, our Brazilian market share had further increased to approximately 19.0%, based on revenues. During the first quarter of 2014, we successfully launched operations in the high-growth emerging eCommerce markets of Colombia, Thailand and Vietnam. In the second quarter of 2014, we launched operations in Ivory Coast and Ecuador and, in the third quarter of 2014, we launched operations in Senegal. We also extended our operations to Belgium in the third quarter of 2014, where we serve our customers from France through our Cdiscount.com site. In addition, we intend to expand into an additional African market by the end of 2014.

        Our business benefits from the relationships with our Parent Companies, which are part of the Casino Group, a leading global diversified retail group with total sales of €48.6 billion ($66.5 billion) for the year ended December 31, 2013. We benefit from joint purchasing power, as well as their brand recognition, local market expertise, retail brick-and-mortar stores and retail logistics infrastructure. This enables us, among other things, to offer competitive pricing and appealing customer services relative to our competitors, including our Click-and-Collect delivery option whereby our customers can select a nearby location to pick up their purchased products. Our more than 17,500 Click-and-Collect locations across the markets in which we operate provide us with a competitive advantage. For example, during the first half of 2014, in France, approximately 56% of our orders were delivered through Click-and-Collect, accounting for approximately 60% of our revenues in France.

        By virtue of integration of our operations across geographies, we expect to accelerate cross-selling opportunities, cost efficiencies and sharing of best practices, which we believe will be drivers of profitable growth. For example, we expect increased purchasing power with international suppliers as a result of the increased size and strength of our business, savings from sharing of IT across our operations and opportunities for marketplace sellers and buyers to reach a wider audience. In addition, we expect to utilize the know-how and other experiences from the success of our French marketplace in order to develop and drive the profitability and traffic of our marketplaces in Brazil, Colombia and any other countries in which we may open marketplaces in the future. Similarly, we seek to leverage our expertise in data utilization to drive our profitability across the markets in which we operate.

Our Industry Drivers

        Internet Penetration:    Internet penetration across the globe is 35.7%, with the rates in the markets in which we operate ranging from 37.2% to 85.7%. Global Internet penetration rates are expected to increase in the coming years due to a variety of reasons, including further development of infrastructure and the rise in the use of Internet-enabled mobile devices. Additional reasons for the anticipated increase in Internet penetration include the declining prices of Internet service and devices with Internet access, the development of infrastructure and rise of the middle class in emerging markets, and the increase of technology and innovation. Specifically, Internet penetration globally is expected to increase by 10.0% over the next four years driven by increase in penetration rates in emerging markets such as Brazil (8.2%), Colombia (11.4%), Thailand (16.0%) and Vietnam (6.1%).

        Shift from brick-and-mortar shopping to eCommerce:    The eCommerce markets in the countries in which we operate represent 3.7% of the $1.2 trillion retail market in those countries and have experienced rapid growth over the past few years, with revenues increasing from $36.6 billion to $42.9 billion from 2011 to 2013. We believe eCommerce will benefit from customers' continued migration from brick-and-mortar stores to eCommerce based on lower prices, wider range of products, the ability to compare prices among sellers and the convenience of shopping anytime. Additionally, we expect the shift from brick-and-mortar stores to eCommerce to be driven by the lower cost structure of eCommerce companies, reflected in the lower prices for customers, and the ability for eCommerce companies to offer a wider range of products than brick-and-mortar stores.

        Increasing mCommerce:    mCommerce is an increasingly popular form of eCommerce, as evidenced by the mCommerce penetration rate in France having increased from 7.6% in 2012 to 9.0% in 2013, and is expected to increase to 12.2% by 2016. Similarly, the mCommerce penetration rate in Brazil is expected to increase from 4.0% in 2012 to 9.1% by 2016. While mobile phone penetration in the markets in which we operate is over 100%, the penetration rate of devices with Internet access in those markets is relatively low. We expect this to increase in the coming years in part due to the new digital generation that engages in mCommerce. For example, in Brazil, the smartphone penetration rate increased from 14% in 2012 to 26% in 2013 and is expected to reach 67.6% by 2016. Similarly, smartphone penetration rates in Colombia and Thailand are expected to increase from 18.0% and 25.9% in 2013 to 42.2% and 45.6% in 2016, respectively.

        Untapped potential in high-growth product categories:    We expect certain product categories to experience particularly high growth due to low product adoption and low eCommerce penetration in the sale of such products. In Brazil, for the year ended December 31, 2012, only 38.5% and 1.8% of households owned a microwave and dishwasher, respectively. In France, we estimate that for the year ended December 31, 2013, eCommerce penetration for home products is less than 5.0%.

Our Key Strengths

        We are one of the largest eCommerce companies in the world, and we seek to leverage the following competitive strengths:

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  Global eCommerce leader.  We are one of the largest eCommerce companies in the world and one of the few publicly listed eCommerce companies with diversified operations across three continents (GMV of €3.6 billion ($4.9 billion) for the year ended December 31, 2013). The combination of our geographical reach, distribution capability and leading positions in our core markets and key product categories makes us a critical partner for leading global brands to reach the more than 530.0 million people in the markets in which we operate.

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  Strong brand portfolio.  Our branded sites, Cdiscount, Extra, Casas Bahia and Ponto Frio, are among the most well-recognized in the markets in which we operate. Cdiscount is regularly among the top 20 retail brands across all sectors in France. Extra was recognized as Best Website of the Year at the 2014 eAwards in Brazil, Casas Bahia was a "Top of Mind" eCommerce brand in Brazil and Ponto Frio was recognized as the most "socially devoted" brand on Twitter in Brazil during the second quarter of 2014 by Socialbrakers a.s. Additionally, Extra, Casas Bahia, and Ponto Frio, for which we operate the eCommerce platforms, constitute the most valuable brand portfolio in Brazil, according to Interbrand Group or, Interbrand. The strength of our brands, with loyal customer bases that generate significant unpaid traffic to our sites, allows us to lower our marketing spend. We generated more than 75% of the traffic on our sites organically for the six months ended June 30, 2014.

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  Best value proposition.  We believe our attractive pricing and broad assortment of direct sales and marketplace product offerings, coupled with the range and convenience of our delivery and payment solutions, provides customers with the best value for their purchase. Our Click-and-Collect delivery option, part of our sophisticated logistics infrastructure, is appealing to customers because it is more flexible and less expensive than traditional home delivery and, as a result, provides us with a significant advantage over our competitors. In addition, in both France and Brazil, we offer payment-in-installment programs to our customers, which customers find attractive because of the flexibility it offers.

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  Proven low-cost and cash generative business model.  We operate with a lower cost base than our direct competitors, which is enabled by a combination of the strength of our brands, a significant amount of direct traffic, high customer loyalty and repeat rates, and the benefits of the relationships with our Parent Companies. This in turn allows us to offer an attractive mix of pricing, delivery fees and payment terms. Our business model has generated positive operating free cash flow in each of the past three years through working capital optimization, and we expect it to drive our profitable growth in the years to come, particularly as our marketplace business continues to grow.

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  Strong growth track record with significant margin expansion potential.  We have grown our unique visitors to our sites by 20.1% on an annual basis and our number of orders by 22.9% on an annual basis, resulting in an increase in net sales of 30.4% between 2011 and 2013 on a pro forma basis excluding the impact of foreign exchange. The strength of our brands, together with the expansion of our marketplace business, development of higher margin product categories, continued expansion efforts and continued increase in quality of service, serve as drivers for our profitable growth. The success of our marketplace in France, growing from approximately 0.7% of Cdiscount.com's GMV for the year ended December 31, 2011, to approximately 11.9% of Cdiscount.com's GMV for the year ended December 31, 2013, provides us with the know-how and expertise to develop and drive the profitable growth of our marketplaces in Brazil, Colombia and any other countries in which we may open marketplaces in the future. We believe our experience in expanding our operations into new markets provides us with the strength to successfully expand into additional markets in the future at a lower cost and in a shorter timeframe than our competitors.

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  Highly scalable proprietary technology platforms with data monetization opportunities.  We have developed scalable proprietary technology that allows us to process a large number of transactions. During the six months ended June 30, 2014, we processed on average four placed orders every five seconds. Our proprietary algorithms and software enable us to monitor and utilize, in real time, customer behavior data in order to customize their browsing experience, manage our product pricing, revenues and margins, and automate product promotions. We are able to support the needs of our customers, vendors and marketplace sellers with our technology, while also monetizing the data we collect through our advertising sales agencies.

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  Proven management team.  We have a dedicated management team with years of industry experience, unique local market expertise and a clear strategic vision to drive our profitable growth, many of whom were founding members of our operations. Emmanuel Grenier, our Co-CEO, as CEO of Cdiscount since 2008, led, among other initiatives, the successful development of our marketplace business and Click-and-Collect delivery network in France. Germán Quiroga, our Co-CEO, as founder and CEO of Nova Pontocom since 2008, is considered one of the pioneers of eCommerce in Brazil. In 1999, Mr. Quiroga and three of our other senior executives were among the founding members of americanas.com, today part of B2W and one of our main competitors in Brazil. Our top 10 executives have on average over 19.0 years of industry experience.

Our Strategies

        Our key focus is to accelerate profitable growth through the following strategies:

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  Enhance our direct sales business.  We intend to expand our direct sales business by continuing to offer attractive pricing, further rolling out our Click-and-Collect delivery option and expanding our loyalty programs and the number of product offerings in promising product categories, including from our private labels. These product categories, including home appliances and home furnishings, provide strong growth potential and higher margins than other categories and will optimize our product mix and help drive margin expansion in the future.

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  Grow marketplaces.  We intend to develop our existing marketplaces and open additional ones, which we believe will serve as a strong driver of profitable growth. Our marketplaces generated €235.7 million ($322.7 million) of GMV for the year ended December 31, 2013, with more than 3,200 marketplace sellers, as compared to €9.0 million ($12.4 million) of pro forma GMV for the year ended December 31, 2011, with approximately 190 marketplace sellers. For the six months ended June 30, 2014, our marketplaces generated €179.3 million ($245.5 million) of GMV, with more than 4,900 marketplace sellers. We will seek to grow our marketplace business through a combination of factors, including adding more marketplace sellers and products, and utilizing our direct sales business to generate traffic for our marketplace sellers. We will also seek to grow our marketplace business by providing fulfillment services to marketplace sellers and expanding our "immediate availability" delivery option to additional locations, which we believe differentiates us from our competitors.

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  Establish our specialty sites as leaders in their respective product categories.  Building on the success of our existing specialty sites, such as www.comptoirsante.com (home and beauty), www.moncornerdeco.com (home decor) and www.monshowroom.com (apparel), we intend to launch additional ones in the countries in which we operate or may operate in the future, which will provide tailored product offerings targeted at particular customer demographics. Our aim with these sites is to capture new lines of business with higher margins and attract new customers by offering products that provide a different value proposition in terms of choice and price than the products on our other sites. By leveraging our existing purchasing, logistics and IT platforms, we are able to reduce the initial investment needed to launch such sites and accelerate the time to market.

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  Leverage and monetize data, traffic and other activities.  As a global eCommerce leader, we have large volumes of traffic, which provides us with significant amounts of data that we can monetize and leverage to make operational improvements. By using such data, we are able to create a customized shopping experience and provide targeted promotions that are aimed at increasing purchase frequency and average spend. In addition, our advertising sales agencies use the data we and our agencies' other clients gather to sell targeted advertising space to third parties, which is expected to be a strong contributor to margins. We will also seek to leverage our existing purchasing power, logistics, brand recognition and geographic footprint to explore profitable B2B opportunities, such as our eHub platform in Brazil, through which we offer eCommerce solutions to third-party retailers seeking direct access to the Brazilian eCommerce market, including Nike and Hewlett-Packard.

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  Strengthen our mobile leadership.  We have been innovators in mCommerce. In June 2014, approximately 12.4% of our placed orders value came from mobile devices. On a pro forma basis, our placed order value from mobile devices increased 18.9 times from the year ended December 31, 2011 to the year ended December 31, 2013. Our mobile leadership has been recognized, as demonstrated by our Extra brand receiving the Grand Prix award at the 2014 Oi Live Screen Mobile Awards (awarded to the most popular mobile platform brand) and our apps having been downloaded more than 3.0 million times to date. For the six months ended June 30, 2014, mobile users accounted for 21.7% of our traffic. During the same period, excluding our specialty sites, mobile contributed 16.3% to our placed orders value in France and contributed 7.3% to our placed orders value in Brazil. From December 2013 through July 2014, mobile contribution to our placed orders value increased from approximately 13.9% to 16.9% in France, and approximately 5.4% to 8.6% in Brazil. We believe that providing customers with the latest mobile technology, such as location-based services and "push" notifications, combined with the integration into our platform, will allow us to continue to accelerate our mobile growth.

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  Continue expansion into attractive geographies.  We will continue to explore new markets with attractive eCommerce opportunities, including those with close proximity to the markets in which we currently have a presence. We will also seek to expand into countries where we can leverage the local presence of the Casino Group or other strategic partners, thereby reducing the necessary initial investment to commence operations and accelerating the time to market. For example, we recently established Cdiscount branded sites in Ivory Coast and Senegal through a partnership with Bolloré Africa Logistics, which owns and operates the leading integrated logistics network across 45 countries in Africa and we intend to enter an additional African market by year's end.

Our Business Model

        Our business consists of customers purchasing from us through direct sales and purchasing from third-party vendors through our marketplaces. The combination of our direct sales and our marketplace businesses allows us to offer an extensive assortment of product offerings, which drives traffic to the sites that we operate under different brands. Our low cost direct sales business provides a strong foundation for our marketplace business, which represents a key driver of profitable growth for our company. The success of our marketplace in France provides us with the know-how and expertise to develop and drive the growth of our marketplaces in Brazil, Colombia and any other countries in which we may open marketplaces in the future.

        Our ability to deliver attractive pricing is facilitated in part by our proprietary software which can monitor the prices of products sold by our competitors multiple times per day and adjust our prices automatically according to an algorithm.

        An important part of our business model is to provide reliable fulfillment and fast and convenient delivery options to our customers. Our more than 15 years of experience in logistics and the relationships we have built with third parties, together with our ability to make use of the Casino Group's retail network, allows us to offer appealing customer service options, such as Click-and-Collect, in both our direct sales and marketplace businesses.

        As an eCommerce company, we make our product offerings and services available on various sites designed for computers and mobile devices, as well as through several apps. We have been investing in mobile technology for more than four years and, while the majority of our sales are made by customers using computers, in December 2013, approximately 9.6% of our placed orders value was generated through mobile devices, up from 0.7% in December 2011. In the three months ended September 30, 2014, mobile order value in France accounted for 19.3% of our placed order value in France, and mobile order value in Brazil accounted for 9.8% of our placed order value in Brazil, which represented year-over-year increases of 7.13% and 5.84%, respectively. We are focused on the continuous development of our mobile platforms, as we expect sales from mobile devices to become an increasingly important part of our business.

        In addition, our technology platforms allow us to gather customer data such that we are able to customize our customers' browsing experience, reduce the average number of days we hold inventory and, in real time, manage our product pricing and monitor our net sales and margins. We are also focused on monetizing the customer data we gather through our advertising sales agencies, 3W Régie and Supernova, who sell targeted advertising space to third parties on our sites and the sites of their third-party clients.

Our Brands

        Our business includes multiple sites that operate under different brands. By differentiating our brands from each other we are able to reach a broad customer pool and we believe we have mass-market positioning.

Generalist Brands

        The table below lists our current generalist business-to-customer, or B2C, brands.

Brand Positioning	Current Markets	Primary Product Offerings	Brand Recognition
• Price Leader	• France • Colombia • Thailand • Vietnam • Ivory Coast • Ecuador • Belgium • Senegal	• Computers • Consumer electronics • Home appliances • Home furnishings	• Top 20 retail brand (France)

• One-stop shop with low prices	• Brazil	• Computers • Consumer electronics • Home appliances • Mobile devices	• 2014 eAwards Best Website of the Year (Brazil) • #4 brand among Brazilian retailers

• Popular brand for the mass market	• Brazil	• Consumer electronics • Home appliances • Home furnishings • Mobile devices	• "Top of Mind" eCommerce brand (Brazil) • #1 brand among Brazilian retailers

Brand Positioning	Current Markets	Primary Product Offerings	Brand Recognition
• Higher-end focus	• Brazil	• Computers • Home appliances • Consumer electronics • Mobile devices	• #6 brand among Brazilian retailers • #1 "socially devoted" brand on Twitter in Brazil

        We operate several generalist sites, including www.cdiscount.com in France, and www.casasbahia.com.br, www.extra.com.br and www.pontofrio.com.br in Brazil, which are among the most well-recognized in the markets in which we operate. We believe approximately 75.0% of the population in France is familiar with Cdiscount, which is regularly among the top 20 retail brands across all sectors in France. Additionally, Extra, Casas Bahia and Ponto Frio, for which we operate the eCommerce platforms, constitute the most valuable brand portfolio in Brazil, according to Interbrand. We offer an extensive product assortment on all of our generalist sites, including, among others, home appliances, consumer electronics, home furnishings and personal goods. In addition, our Cdiscount sites in France and Colombia and our Extra site in Brazil each include a marketplace, providing our customers access to an even wider range of products through a seamless purchase experience on those sites.

        Our brands each have a unique look and feel. On our Cdiscount sites, we post entertaining and light-hearted artwork and promotional videos that have become a hallmark of the brand. In Brazil, we aim to position our Extra, Casas Bahia and Ponto Frio brands in ways that allow customers to identify the eCommerce sites with each brand's brick-and-mortar counterpart. The below images illustrate the unique design of each of these brands.

Cdiscount Homepage

Extra Homepage

Facebook quick login with data integration
Limited time promotion
Categories grouped to support marketplace departments
Best offers tailored for the user
New categories
Weekly best sellers
Products to increase relevance in SEO

Casas Bahia Homepage

Ponto Frio Homepage

Specialty Brands

        In addition to our main brands with generalist sites, we also operate several specialty sites, which each focus on a specific area. The table below lists our specialty brands.

Brand Positioning	Markets	Primary Product Offerings
• Attractively priced health and beauty products	• France	• Health and beauty

• Higher end home decor with editorial content	• France	• Home decor

• Premium site with the latest fashion trends	• France	• Apparel

• Premium one-stop shop site for maternity products with delivery subscription service	• France (expected to open by year end 2014)	• Maternity

• Site with extensive DIY product range and tutorials/ advice	• France (expected to open by year end 2014)	• Home improvement

        Our specialty sites complement the product offerings on our generalist sites. They are intended to appeal to a different customer pool by offering a different value proposition than that of generalist sites. These sites target premium, less price-sensitive customers by offering premium brands and cater to vendors who may not want to sell on Cdiscount.com because of its price positioning, thereby allowing us to expand our potential pool of customers. In addition, our specialty sites generally offer higher margin products than our generalist sites. Comptoirsante.com specializes in health and beauty products, moncornerdeco.com focuses on home furnishings products and monshowroom.com offers clothing, shoes and bags. We operate our moncornerdeco.com site through a partnership with Webedia, a leading editorial content provider in France, which publishes articles on home decor and decoration advice on our site. As part of our direct sales business, some of our specialty sites benefit from the same technology platform, logistics and delivery capabilities and purchasing arrangements that are in place for our generalist sites. Leveraging these benefits, we intend to launch 10 additional specialty sites by the end of 2016, including MonCorner Baby and MonCorner Brico by the end of 2014.

Direct Sales

        Our direct sales business consists of customers purchasing products directly from us on our sites. We engage in direct sales in all markets in which we currently operate. When a customer purchases a product directly from us, we handle the processing, fulfillment and delivery of the order. We offer our customers a range of shipping and delivery options for products they purchase from us, including Click-and-Collect. As part of the Casino Group, we have access to large retail networks to serve as pick-up locations, giving us a distinct competitive advantage. See "—Logistics." We are also responsible for the sourcing of our direct sales products, taking the inventory risk, processing customer payments through our sites, preparing packages for shipment and delivery and providing customer service and support. In addition, in Brazil, we also operate www.baraterio.com.br, a site on which we sell refurbished items.

        For the year ended December 31, 2013, we generated €2.6 billion ($3.5 billion) in direct sales, as compared to €2.0 billion in direct sales on a pro forma basis excluding the impact of foreign exchange for the year ended December 31, 2011, an increase of 30.4%.

        To source this wide variety of products, we employ a team of approximately 160 merchandising professionals who are specifically trained to cultivate and manage relationships with large international brands, such as Samsung, Apple and Whirlpool. See "—Our Product Categories." In addition, because we have many suppliers in common with our Parent Companies and purchase jointly with them from some of those suppliers, we benefit from their purchasing power and vendor relationships in procuring part of our inventory. See "—Suppliers." The products sourced by us, together with those offered on our marketplaces, provide our customers access to an extensive product assortment through a seamless purchase experience on our sites. Many of our customers initially purchase products from a particular category, but as they discover the range of items available on our sites, they begin purchasing products from other categories. See "—Our Product Categories." In addition, we utilize our direct sales business to generate traffic for our marketplace sellers, who rely on our sites to generate both traffic and visibility. Conversely, the traffic generated by our marketplaces also benefits our direct sales business.

Marketplaces

        Our marketplaces enable customers to purchase products from a multitude of third-party sellers through a seamless purchase experience on our sites. In 2011, we launched our first marketplace, which is seamlessly integrated as part of Cdiscount and, building on its success, we established a marketplace as part of our Extra site in Brazil in 2013. In addition, we expect to launch marketplaces as part of our Ponto Frio and Casas Bahia sites during the first half of 2015. During the first quarter of 2014, we launched a marketplace in Colombia and we plan to establish marketplaces in Thailand and Vietnam.

        Our marketplace business has experienced rapid growth since its inception in 2011. Our marketplaces generated €235.7 million ($322.7 million) of GMV for the year ended December 31, 2013, or 6.6% of our total GMV. On a pro forma basis, the GMV of our marketplaces increased 26.1 times since the year ended December 31, 2011. During that same period, the number of product offerings on our marketplaces increased to approximately 6.2 million from approximately 220,000, while the number of marketplace sellers increased to more than 3,200 from approximately 190. As of June 30, 2014, we had more than 10.1 million product offerings on our marketplaces and more than 4,900 marketplace sellers.

        In December 2013, our Cdiscount.com marketplace in France accounted for 16.3% of our Cdiscount.com GMV, compared to 3.5% in December 2011. For the three months ended September 30, 2014, our Cdiscount.com marketplace generated 20.5% of our Cdiscount.com GMV, compared to 12.5% for the three months ended September 30, 2013, representing an increase of 800 basis points. As of December 31, 2013, the number of product offerings on our French marketplace was approximately 5.7 million, as compared to approximately 980,000 product offerings as of December 31, 2012, and approximately 220,000 product offerings as of December 31, 2011. In addition, we had approximately 2,900 marketplace sellers on our French marketplace as of December 31, 2013, as compared to approximately 725 marketplace sellers as of December 31, 2012, and approximately 190 marketplace sellers as of December 31, 2011. As of June 30, 2014, we had more than 9.5 million product offerings on our marketplaces and more than 4,500 marketplace sellers in France.

        Our marketplace in Brazil accounted for 5.2% of Extra's total approved GMV in Brazil for the month of December 2013. For the three months ended September 30, 2014, our marketplace in Brazil generated 11.9% of our approved Extra.com GMV, compared to 1.9% for the three months ended September 30, 2013, representing an increase of 992 basis points. The share of our approved order Extra.com marketplace GMV over the GMV of our operations in Brazil was approximately 2.0% for the year ended December 31, 2013, which has increased to approximately 4.0% for the three months ended September 30, 2014. During the first year of our Brazil marketplace, we added approximately 250,000 product offerings and approximately 335 marketplace sellers. As of June 30, 2014, we had more than 265,000 product offerings on our marketplace and 410 marketplace sellers in Brazil, as compared to approximately 230,000 product offerings and 280 marketplace sellers as of December 31, 2013, and approximately 105,000 product offerings and 50 marketplace sellers as of June 30, 2013. We believe our marketplace in Brazil is showing a similar track record as our French marketplace, with approximately 5% and 9% of GMV in Brazil being generated by our Brazilian marketplace 10 months and 16 months post launch, respectively, as compared to 6% and 8%, respectively, for our French marketplace for the same periods.

        Our marketplaces allow us to provide an extensive product offering to our customers, without us needing to maintain inventory levels or take inventory risk for those products. The wide assortment of products we are able to feature on our sites in this manner drives traffic to our sites, benefitting our direct sales offerings. At the same time, the strength of our brands and the size of our sites provides traffic and visibility to our marketplace sellers. In addition, the experience we have gained and continue to gain in successfully developing and operating our existing marketplaces can be used to open additional marketplaces in countries where we already have a presence or in new markets. Because of these factors and the attractive commissions we receive on marketplace sales, we see our marketplace business as an important driver of profitable growth for our company that can fuel expansion.

        Our marketplaces provide a platform for smaller third-party vendors to reach a larger pool of potential customers than they would otherwise be able to reach. For example, because we hold a leading eCommerce market position in France and have over 11.1 million visitors per month, smaller sellers both within France and elsewhere rely on our sites to generate traffic and visibility. On average, we received commissions of 10.8% and 11.1% on sales made through our French marketplace and Brazilian marketplace, respectively, for the six months ended June 30, 2014. In addition to the commission we receive on sales, we charge a subscription fee of €39.0 per month to marketplace sellers on our French marketplace. We attract sellers to our marketplaces in part through a team of approximately 65 employees who actively recruit new sellers to join our marketplaces in the countries in which we operate them. In addition, Nova Pontocom sponsors many eCommerce events in Brazil and recruits traditional brick-and-mortar stores, smaller eCommerce businesses and retail companies that do not have an eCommerce platform to become sellers on our Brazilian marketplace.

        We offer our marketplace sellers a number of attractive features. During the first quarter of 2014, we began offering fulfillment services to our third-party sellers in France to promote the competitiveness and growth of the Cdiscount marketplace. For a fee, we are able to handle storage, preparation, shipping and customer service services on behalf of marketplace sellers who utilize this option, which enables such sellers to benefit from the competitive pricing we receive on shipping costs and our extensive network of pick-up locations in France. We plan to offer similar fulfillment services to marketplace sellers in Brazil.

        In addition, we have begun a program whereby marketplace sellers with brick-and-mortar storefronts are able to offer an "immediate availability" delivery option to customers, based on geolocation. This option allows customers to go to a marketplace seller's storefront to pick-up products purchased on the marketplace, rather than having the product shipped to their home or picking it up at a Click-and-Collect location. We believe we are the first eCommerce business to offer this "immediate availability" option in France, which reduces the waiting time customers would otherwise experience between the time an order is placed and their products are received. This program was launched in Bordeaux, France in November 2013 and in Nantes, France in May 2014. We plan to expand it to other cities in the markets in which we operate, including in France and Brazil.

        Our marketplace sellers in France are also able to benefit from sales analysis we offer, which includes data on their price position compared to other sellers in the marketplace, our projections on when that seller's inventory will run low based on current sales rates and inventory levels as well as customer reviews about the seller that are submitted through our Cdiscount sites. We may provide similar services to marketplace sellers in our other markets in the future, including Brazil. In addition, our marketplace sellers benefit from the payment infrastructure on our sites and marketplace buyers benefit from our payment-in-installment option, which we believe is an attractive and flexible payment option.

        We offer our marketplace sellers in Brazil the option to use a user-friendly open application programming interface, or an interface that is fully integrated with the solutions of a variety of eCommerce software providers most commonly used by sellers on the Brazilian market, in each case enabling sellers to easily manage their product offerings on our marketplace in Brazil. We believe we will be the first company in Brazil to be fully integrated with multiple eCommerce software providers, which will make our Brazilian marketplace an attractive option for a wide range of sellers seeking a larger customer pool for their products. We may explore using a similar marketplace interface in our other markets in the future, including in France, which would provide sellers the capability to easily offer products on multiple Cnova marketplaces. In addition, we are able to monitor marketplace data in real-time to help sellers promote their products. In turn, this helps us identify market trends and informs our decision-making about product offerings for our direct sales business in Brazil.

        We endeavor to provide the best shopping experience both to customers who purchase directly from us and who purchase through our marketplaces. On all of our marketplaces, we monitor the performance of our marketplace sellers to ensure they abide by the terms and conditions of being a marketplace participant, provide marketplace buyers with customer support, ship orders on time, and respond to customer queries in a timely fashion. Customers who purchase products in our marketplaces can submit a review of their marketplace experience and their satisfaction with the particular marketplace seller. If marketplace sellers do not comply with the terms and conditions of the agreement they entered into when joining our marketplaces, including our customer services standards, we have the ability to remove their products from our sites.

Other Businesses

        In addition to direct sales to our customers and our marketplace business, we also have a number of other operations that we see as drivers of profitable growth. Our advertising sales agencies, 3W Régie and Supernova, use customer data we gather to sell advertising space on our sites to third parties. 3W Régie and Supernova focus on advertising sales across various channels of digital advertising, including display, direct marketing and mobile. In addition, our advertising sales agencies work with their own portfolio of external clients to collect customer data and sell targeted advertising space on the sites of those external clients to third parties. We earn a commission on advertising that is sold through 3W Régie and Supernova.

        In addition to sales to consumers, we also operate B2B sites through our Cdiscount and Ponto Frio platforms, which focus on meeting the product needs of small and medium retailers at competitive pricing. Another component of our B2B business is eHub, whereby we offer eCommerce solutions to third-party retailers seeking to access the Brazilian market, including Nike and Hewlett-Packard, for whom we are the only Latin American retailer managing their Brazilian eCommerce websites. As part of our B2B business in Brazil, we also participate in the rewards programs of third parties, such as Brazilian airlines and banks. Customers are allowed to use the points they earn in such rewards programs to purchase products from us on our sites in Brazil.

Our Product Categories

        As of December 31, 2013, June 30, 2014 and September 30, 2014, we provided approximately 6.4 million, 10.4 million and 12.1 million product offerings, respectively, on our sites through our direct sales and marketplace businesses in a variety of categories, including the following:

		% of GMV for the
Category	Products	Year Ended December 31, 2013	Six Months Ended June 30, 2014
Consumer Electronics	Televisions, mobile phones, tablet computers, DVD/CD players, MP3 players, cameras and stereo systems	30.8%	32.0%
Home Appliances	Ovens, refrigerators, washer/dryers, dishwashers and small appliances	24.5%	26.6%
Computers	Desktop computers, laptop computers, computer screens, printers, scanners, copiers and computer components	16.7%	13.9%
Home Furnishings	Furniture and accessories, home decor, gardening equipment and tools	11.5%	13.9%
Personal Goods	Apparel, shoes, childcare products, sporting goods, bags and luggage, watches and jewelry	6.1%	5.5%
Leisure	Toys, games, video games, video game systems, books and DVDs	6.9%	4.2%
Other	Non-perishable grocery items, wines, automotive products and personal care products	3.6%	3.9%

Consumer Electronics

        Our consumer electronics category focuses on televisions, mobile phones, tablet computers, DVD/CD players, MP3 players, cameras and home entertainment and stereo systems. We also sell various accessories related to these and other consumer electronic products. As of December 31, 2013 and June 30, 2014, we had approximately 730,000 and 1,260,500 product offerings, respectively, in our consumer electronics category, which amounted to approximately 11.4% and 12.1% of our total product offerings, respectively. Our consumer electronics category was our largest by GMV for the six months ended June 30, 2014, representing €537.3 million ($735.6 million), as compared to €385.5 million ($527.7 million) for the six months ended June 30, 2013. For the year ended December 31, 2013, our consumer electronics category represented €974.6 million ($1,334.2 million) of GMV. Our major suppliers in the consumer electronics category include Samsung, Apple, Wiko, Motorola and Lenovo. We also sell consumer electronics under our private labels, Continental Edison and Oceanic, including televisions and stereo systems. For additional information regarding our private labels, see "—Our Business Model—Private Labels."

Home Appliances

        Our home appliances category focuses on small and large electric household appliances. We also sell various accessories related to these and other household appliances. As of December 31, 2013 and June 30, 2014, we had approximately 305,000 and 375,000 product offerings, respectively, in our home appliances category, which amounted to approximately 4.8% and 3.6% of our total product offerings, respectively. Our home appliances category was our second largest by GMV for the six months ended June 30, 2014, representing €445.5 million ($609.9 million), as compared to €372.3 million ($509.7 million) for the six months ended June 30, 2013. For the year ended December 31, 2013, our home appliances category represented €775.8 million ($1,062.1 million) of GMV. Our major suppliers in the category include Samsung, Whirlpool, Electrolux and Haier.

Computers

        Our computers category focuses on desktop and laptop computers, computer screens, printers and scanners. We also sell various accessories such as keyboards and computer mice. As of December 31, 2013 and June 30, 2014, we had approximately 950,000 and 1,602,000 product offerings, respectively, in our computers category, which amounted to approximately 14.8% and 15.4% of our total product offerings, respectively. Our computers category was our third largest by GMV for the six months ended June 30, 2014, representing €233.4 million ($319.5 million), as compared to €243.9 million ($333.9 million) for the six months ended June 30, 2013. For the year ended December 31, 2013, our computers category represented €527.7 million ($722.4 million) of GMV. Our major suppliers in the computers category include Samsung, Apple, Acer, Asus, Hewlett-Packard and Lenovo.

Home Furnishings

        The home furnishings products category focuses on furniture and accessories for bedrooms, living rooms, dining rooms, kitchens and home offices. We also sell gardening equipment, hardware tools, bedding, lighting fixtures and tableware. As of December 31, 2013 and June 30, 2014, we had approximately 770,000 and 964,500 product offerings, respectively, in our home furnishings products category, which amounted to approximately 12.0% and 9.3% of our total product offerings, respectively. In addition to third-party products, we sell our private label furniture on our sites. In Brazil, our Parent Companies own Bartira, which is one of the largest Latin American furniture manufacturers. Bartira products are sold online exclusively on our Extra, Casas Bahia and Ponto Frio sites. On our Cdiscount sites, we sell furniture under our Finlandek private label, which we plan to offer in Brazil in the future. Private label furniture products offer attractive margins and we are focused on promoting their sale on our sites. Because many of the products in our home furnishings category are large and heavy, customers in France often choose our highly differentiating Click-and-Collect delivery option when purchasing furniture on our sites. Our French network of pick-up-locations for large or heavy items, the vast majority of which are part of the Casino Group, is unique and gives us a competitive advantage over eCommerce competitors wishing to enter or gain market share in the home furnishings products category. For additional information on Click and Collect, see "—Logistics—Shipping and Delivery." For additional information regarding our private labels, see "—Our Business Model—Private Labels."

        Our home furnishings products category was our fourth largest by GMV for the six months ended June 30, 2014. This category has shown substantial growth over recent years, representing €233.3 million ($319.4 million) of GMV for the six months ended June 30, 2014, as compared to €186.1 million ($254.8 million) for the six months ended June 30, 2013. For the year ended December 31, 2013, our home furnishings products category represented €365.4 million ($500.2 million) of GMV. On average, we generate gross profit margins, excluding shipping cost, of approximately 27% on average on sales of home furnishings, varying across regions. We plan to expand this category as we believe it has high potential for future growth and, because of the attractive margins, expect it to be an important driver of profitability.

Personal Goods

        Our personal goods category includes apparel, shoes, childcare products, sporting goods, bags and luggage, watches and jewelry. As of December 31, 2013 and June 30, 2014, we had approximately 975,000 and 1,688,000 product offerings, respectively, in our personal goods category, which amounted to approximately 15.2% and 16.2% of our total product offerings, respectively. Our personal goods category was our fifth largest by GMV for the six months ended June 30, 2014, representing €92.6 million ($126.8 million), as compared to €83.3 million ($114.0 million) for the six months ended June 30, 2013. For the year ended December 31, 2013, our personal goods category represented €192.1 million ($263.0 million) of GMV.

Leisure

        Our leisure category includes items such as toys, games, video games, video game systems, books and DVDs. As of December 31, 2013 and June 30, 2014, we had approximately 2,233,000 and 3,812,000 product offerings, respectively, in our leisure category, which amounted to approximately 34.9% and 36.7% of our total product offerings, respectively. Our leisure category was our sixth largest by GMV for the six months ended June 30, 2014, representing €69.7 million ($95.4 million), as compared to €60.8 million ($83.2 million) for the six months ended June 30, 2013. For the year ended December 31, 2013, our leisure category represented €218.2 million ($298.7 million) of GMV.

Other

        We also offer a range of other products, including non-perishable groceries, wines, automotive products and personal care products. Our other product categories generated €65.2 million ($89.3 million) of GMV for the six months ended June 30, 2014, as compared to €49.3 million ($67.5 million) for the six months ended June 30, 2013. For the year ended December 31, 2013, our other product categories represented €112.9 million ($154.6 million) of GMV.

Our Markets

        The below map illustrates the geographic footprint of us and Group Casino.

        We are one of the largest eCommerce companies in the world, with operations in Europe, Latin America and Asia. Among non-travel pure player eCommerce companies, we are the sixth largest by sales and the eighth largest by unique monthly visitors. We have leading eCommerce operations in France and Brazil, launched operations in Colombia, Thailand and Vietnam during the first quarter of 2014, and began operations in Ivory Coast and Ecuador in the second quarter of 2014 and in Belgium and Senegal in the third quarter of 2014. We intend to expand into an additional African market by the end of 2014. For the three months ended September 30, 2014, our net sales were €842.0 million, as compared to €685.4 million during the same period in 2013 and for the three months ended September 30, 2014, our pro forma net sales (including our international operations) were €

844.0 million, representing a 23.1% increase during the same period in 2013. Our pro forma GMV (including our international operations) was €1,102.8 million, representing a 29.9% increase during the same period in 2013.

        In each of our current markets, our business model focuses on providing the best value proposition and shopping experience to our customers, and leverages the presence of the Casino Group, a leading multi-national diversified retailer, with total retail sales of €48.6 billion ($66.5 billion) for the year ended December 31, 2013, and approximately 10,500 stores and 1,750 stores in France and Brazil, respectively. Replicating the strengths of this model, we intend to expand into other markets in Europe, Latin America, Asia and Africa in the future.

France

        With a population of approximately 66.0 million, France is the third most populous country in Europe and the 21st most populous country in the world. According to Global Insight, France had a GDP of $2.7 trillion and a GDP per capita of $41,750 in 2013.

        The French eCommerce market is experiencing strong growth. According to Euromonitor, revenues from products sold in the eCommerce sector in France amounted to approximately €23 billion ($31 billion) for the year ended December 31, 2013, an increase of approximately €8 billion ($10 billion), or 53.3%, from the year ended December 31, 2010. At 86% in 2013, Internet penetration in France is high. There is also a large retail market, which generated €399 billion ($547 billion) in revenues in 2013. At the same time, the eCommerce penetration rate in France stood at 5.5% in 2013, which, for example, is approximately twice as low as the penetration rate in the United Kingdom. As a result, we believe that there is substantial potential for further growth in the French eCommerce market. In addition, mCommerce penetration in France is growing rapidly, having increased from 7.6% in 2012 to 9.0% in 2013.

        We have been operating in France since 1998 and, through Cdiscount, have grown to become the largest eCommerce company in France, according to a Toluna-PwC-LSA report. As of June 30, 2014, we provided more than 9.6 million product offerings through a combination of our direct sales and marketplace business. In June 2014, we also held a 29.8% market share in France in technical goods, which included leading market shares of 24.0% to 39.7% in IT products, small home appliances, consumer electronics and large home appliances and a 43.2% market share in televisions, according to GFK. Our market share in technical goods has increased from 25.3% in 2011 to 26.5% in 2013, according to GFK.

        Based on our analysis of the three month period ended September 23, 2014, we believe that the prices of the top five selling products in each of our consumer electronics, home appliances and computers product categories on our Cdiscount site were on average 13% less than those of our top competitors in France. Our main competitors include Amazon, FNAC, LDLC and RDC, in particular with respect to small consumer electronics, such as mobile phones, cameras and computers and, in the case of Amazon and FNAC, also with respect to leisure products, such as books, music and DVDs, MGD, with respect to home appliances, Darty and Boulanger, with respect to consumer appliances and home electronics, and La Redoute and Conforama, in the home furnishings products category.

        Our Click-and-Collect network of over 17,500 pick-up locations is larger than the networks of any of our competitors in France. We benefit from access to stores owned or franchised by members of the Casino Group, which account for more than 2,200 of our Click-and-Collect locations in France. As approximately 56% of our orders in France were delivered through Click-and-Collect during the first half of 2014, accounting for approximately 60% of our revenues in France, we believe our extensive network provides us with a significant advantage over our competitors, in particular for heavy products, for which the vast majority of Click-and-Collect locations are part of the Casino Group network.

        For the three months ended September 30, 2014, our net sales for France and our pro forma net sales for France (which includes our international markets) was €384.2 million and €386.2 million,

respectively, as compared to €336.4 million and €336.4 million, respectively, during the same period in 2013. For the three months ended September 30, 2014, our GMV for France and our pro forma GMV for France (which includes our international markets) was €560.9 million and €563.0 million, respectively, as compared to €454.0 million and €454.0 million, respectively, during the same period in 2013.

Brazil

        With a population of approximately 201.0 million, Brazil is the most populous country in Latin America and the fifth most populous country in the world. According to Global Insight, Brazil had a GDP of approximately $2.2 trillion and a GDP per capita of $11,223 in 2013, which reflects a growth of 2.2% in GDP per capita over the last three years.

        Brazil is an emerging market with a growing eCommerce sector. In 2013, according to Euromonitor, the eCommerce penetration rate in Brazil was 3.1%. That same year, the retail sector in Brazil generated R$769 billion ($351.0 billion) in revenues. Between 2009 and 2013, the compounded annual growth rate of eCommerce revenues was 16.3%, generating approximately R$23.7 billion ($10.8 billion) in revenues in 2013. According to Euromonitor, eCommerce revenues in Brazil are expected to more than double from $10.8 billion in 2013 to approximately $22.6 billion in 2018. According to IDC, internet penetration in Brazil was 53% in 2013. The number of Internet users grew from approximately 75.7 million in 2009 to approximately 105.8 million in 2013, representing a CAGR of approximately 8.7%. During that same period, the number of eCommerce buyers grew from approximately 23.9 million, or 12.3% of the population, to approximately 44.4 million, or 22.1% of the population, representing a CAGR of approximately 16.7%. mCommerce has also been growing rapidly in Brazil. According to IDC, within Brazil, the sale of smartphones as a percentage of total phones grew from 13.4% in 2011 to 52.5% in 2013. Additionally, the percentage of Internet purchases made through mobile phones grew from approximately 0.2% in 2012 to approximately 1.9% in 2013. Despite the rapid growth of online purchasing, there are still almost 156.6 million people in Brazil who do not yet purchase online. We believe that this large pool of people, coupled with the high growth of Internet users, eCommerce and mCommerce and the rise of the middle class, show significant potential for the expansion of our business in Brazil.

        We have been operating in Brazil since 2008, and we believe we are the second largest eCommerce company in Brazil through Nova Pontocom. As of June 30, 2014, we provided more than 680,000 product offerings through our direct sales and marketplace business. Extra, Casas Bahia, and Ponto Frio are among the 20 best retail brands in Latin America, according to Interbrand Group, and our eCommerce platforms for each of these brands have won numerous awards.

        Based on our analysis of the three month period ended September 23, 2014, we believe that the prices of the top five selling products in each of our consumer electronics, home appliances and computers product categories on our Extra site were on average 14% less than those of our top competitors in Brazil. In Brazil, our main competitors are B2W, Walmart, Magazine Luiza, Fastshop and Ricardo Eletro, on the full range of our products. Our sales growth in Brazil has outpaced the growth in market share of our main competitors, growing from approximately 8.0% of the Brazilian market in 2008 to approximately 17.0% of the Brazilian market in 2013, based on revenues. For the six months ended June 30, 2014, our Brazilian market share had further increased to approximately 19.0%, based on revenues. In contrast, from 2008 through the six months ended June 30, 2014, B2W's market share decreased from approximately 54% to approximately 24%, based on revenues. We have begun a pilot program with Click-and-Collect locations, which seeks to take advantage over time of the approximately 1,750 brick-and-mortar stores that are part of the CBD and Via Varejo networks.

        For the three months ended September 30, 2014, our net sales in Brazil were €457.8 million, as compared to €349.0 million during the same period in 2013. For the three months ended September 30, 2014, our GMV for Brazil was €542.7 million, as compared to €397.7 million, respectively, during the same period in 2013.

New Markets

        In January 2014, we launched operations in Colombia through a partnership with Éxito and in Thailand through a partnership with Big C Supercenter, both members of the Casino Group. In February 2014, we launched operations in Vietnam through a partnership with the Casino Group's operations in the country under the Big C brand. In June 2014, we launched operations in Ivory Coast and Ecuador, the former in partnership with Bolloré Africa Logistics, a company that has been working on the continent for over 50 years and owns and operates the leading integrated logistics network across 45 African countries. In September 2014, we extended operations to Belgium, which only required limited investments, as we serve our customers from France through the Cdiscount.com site. In addition, we also launched operations in Senegal in September 2014, through our partnership with Bolloré Africa Logistics. In Colombia, Thailand, Vietnam, Ivory Coast, Belgium and Senegal, we offer a wide range of products, including in the home appliances, consumer electronics, home furnishings, leisure and personal goods categories. In Ecuador, we offer products in the home appliances, consumer electronics, leisure and personal goods categories. We established a marketplace in Colombia concurrently with the launch of our direct sales operations in the country, and intend to establish marketplaces in Thailand, Vietnam, Ivory Coast, Ecuador and Senegal as well. Our customers in Belgium have access to our French marketplace through Cdiscount.com. For the three months ended March 31, 2014, June 30, 2014 and September 30, 2014, our aggregate pro forma net sales in Colombia, Thailand, Vietnam, Ivory Coast and Ecuador were €0.3 million, 2.6 million and €6.4 million, respectively. For the month ended September 30, 2014, our aggregate pro forma net sales in Colombia, Thailand, Vietnam, Ivory Coast and Ecuador were €2.4 million.

        With populations of 45.7 million, 67.4 million and 92.5 million, respectively, Colombia, Thailand and Vietnam are large markets. Ivory Coast, Ecuador, Belgium and Senegal are smaller markets, with populations of 20.4 million, 15.7 million, 10.4 million and 14.1 million, respectively. While Internet penetration in certain of these countries is relatively low, standing at 52.7% in Colombia, 30.4% in Thailand and 41.8% in Vietnam, in 2013, according to IDC, it is growing. In particular, the use of the Internet through mobile devices in these new markets is expanding rapidly. In 2013, smartphone penetration stood at 18.0% and 25.9%, respectively, in Colombia and Thailand. From 2011 to 2013, smartphone sales in Colombia increased by 129%. Similarly, in Thailand and Vietnam, smartphone sales increased by 150% and 173%, respectively, from 2010 to 2012. According to Euromonitor/IDC, eCommerce revenues in Colombia are expected to grow from €0.5 billion in 2013 to €1.9 billion in 2018 and the share of mCommerce within eCommerce is expected to be 7.4% in 2018. In Thailand, eCommerce revenues are expected to grow from €0.7 billion in 2013 to €1.4 billion in 2018 and the share of mCommerce within eCommerce is expected to be 5.4% in 2018. In Vietnam, eCommerce revenues are expected to grow from €0.3 billion in 2013 to €1.1 billion in 2018 and the share of mCommerce within eCommerce is expected to be 6.5% in 2018. Because of these factors, together with the established presence of our Parent Companies, who are leaders in their respective markets, we believe that Colombia, Thailand and Vietnam present attractive eCommerce opportunities for our business. Similarly, in Belgium, eCommerce revenues are expected to grow from €3.2 billion in 2013 to €9.5 billion in 2018 and the share of mCommerce within eCommerce is expected to be 5.1% in 2018. As a result, and because we are able to run our Belgian operations from France through our existing Cdiscount platform and are able to leverage the purchasing power and logistics network of Cdiscount and our Parent Companies, we believe Belgium presents an appealing eCommerce opportunity for our business. In addition, we believe the established presence of Bolloré Africa Logistics presents an attractive eCommerce opportunity to launch our Africa business in Ivory Coast and Senegal and expand elsewhere in Africa.

        Our operations in Colombia, Thailand, Vietnam, Ecuador and Belgium benefit from our relationships with the Casino Group, while our operations in Ivory Coast and Senegal benefit from our partnership with Bolloré Africa Logistics. In Colombia, we are able to leverage our relationship with Éxito, which allows us to use warehouse space leased by them and deliver products to over

180 Click-and-Collect locations that are part of the Éxito retail network, a number we plan to expand in the future. In Vietnam, we are similarly able to use Casino Group warehouse space and, in both Thailand and Vietnam, we have plans to use the Big C retail networks as Click-and-Collect locations for our customers. In Belgium, our customers currently have access to approximately 545 Click-and-Collect locations for smaller items, and we plan to further expand this number in the future. In addition, we purchase together from suppliers with members of the Casino Group located in Colombia, Thailand and Vietnam, benefiting from their purchasing power and existing vendor relationships, particularly in Latin America where the Casino Group is the leading non-food retailer, and we have entered into service agreements with those members to operate our back office operations. In Ivory Coast and Senegal, we do not have fulfillment centers but we are able to leverage the logistics strength of Bolloré Africa Logistics and ship products located in our fulfillment centers in France to our customers in those markets. Bolloré Africa Logistics handles delivery of products in Ivory Coast and Senegal and charges us a fee. In Ecuador, we do not currently have a fulfillment center but are able to leverage our existing logistics infrastructure in neighboring Colombia. Similarly, all orders from our customers in Belgium are shipped from our fulfillment centers in France.

Other Markets

        We plan to expand into additional markets in Europe, Latin America, Asia and Africa. Our expansion strategy is focused on countries with close proximity to markets in which we currently have a presence, in which the Casino Group operates or in which we can establish strategic partnerships with third parties. This allows us to rely on our existing platform and leverage the Casino Group's purchasing power, brand recognition, geographic footprint, local market expertise, and retail logistics infrastructure. In countries in which the Casino Group or one of our existing partners does not already operate, we will carefully evaluate potential partners and select only those we believe have intimate knowledge of the market in which we seek to expand and are able to assist us in effectively launching and profitably growing our operations. For example, we intend to establish a Cdiscount branded site in an additional country in Africa by the end of 2014 through our continued partnership with Bolloré Africa Logistics. In addition, as we further expand our operations, we are able to build upon and benefit from prior expansion experience. For example, to establish a presence in Colombia and Ecuador, we developed a customer-facing platform in Spanish, which we will be able to utilize in any Spanish-speaking countries that we expand into in the future. As a result of this strategy, which leverages our relationships with the Casino Group, seeks strategic partnerships with well-established players and builds on our existing platforms, we believe that we are well-positioned for expansion into additional markets at relatively low costs and will be able to reduce the inherent risks involved.

Customers

        Our business model is focused on offering our customers the best customer experience, based on our competitive pricing, our large assortment of products, the range and convenience of the delivery options we offer and providing a user-friendly buying experience, including having dedicated customer service teams available.

        Through our extensive products offerings and the differentiating positioning of our brands, we are able to reach a wide range of customers and we believe that we have mass-market positioning. In France, our Cdiscount brand focuses on price leadership, while our specialty sites are positioned as premium sites focusing on specific product offerings. Similarly, we are able to reach a large customer pool in Brazil by differentiating the positioning of each of our three main brands in the country. Casas Bahia is a popular brand for the mass market, Extra is positioned as a one-stop shop and Ponto Frio has a higher-end focus. To reach an even wider range of customers in Brazil, we have plans to launch a Cdiscount site in the country, which will focus on price leadership.

	Launch Date	UMVs for the month ended September 30, 2014
Colombia www.cdiscount.com.co	January, 2014	622,965
Thailand www.cdiscount.co.th	January, 2014	469,953
Vietnam www.cdiscount.vn	February, 2014	343,550

        We use the data we collect on customers' browsing behavior to proactively engage with them and increase our conversion rate and purchase frequency. In instances where customers place items in the shopping baskets on our sites but do not complete the order, we have the ability to reach out to them via phone or email to follow-up on their potential purchases.

        As part of our business model, which aims to provide our customers with the best shopping experience, we are invested in customer satisfaction. Nearly half of our customers purchase from our site at least twice within a 12-month period, even though products in some of the categories we focus on, such as home furnishings and home appliances, are typically only replaced once every few years. These repeat active customers place on average close to four orders during such period. Our customers' satisfaction is evidenced by the various awards and accolades that we have received in this area. For example, according to a survey by E-bit, an average of 92.0% of our Ponto Frio and Extra customers responded that they are likely to return to our sites, which earned us a Diamond ranking, the highest possible E-bit level.

Sales and Marketing

        Our marketing efforts are tailored to the markets in which we operate and are designed to retain our approximately 12.9 million existing active customers as of September 30, 2014, attract new customers, increase traffic to our sites, maximize our conversion rate and leverage our brand names. A substantial part of our net sales is generated through traffic from unpaid advertising channels, such as SEO, sending promotional emails and social media services. In Brazil, we also leverage the television and radio advertising campaigns of our Parent Companies, where our website addresses are displayed or named free of charge.

        For the six months ended June 30, 2014, the total number of orders placed by our customers was 12.8 million, an increase of 34.7% compared to 9.5 million orders placed by our customers for the six months ended June 30, 2013, and the total number of items sold in placed orders increased by 28.6% over the same period. For the three months ended September 30, 2014, the total number of orders placed by our customers was 7.8 million, an increase of 39.0% compared to 5.6 million orders placed by our customers for the three months ended September 30, 2013. For the three months ended September 30, 2014, the total number of items sold in placed orders was 13.5 million, an increase of 38.9% compared to 9.8 million items sold in placed orders for the three months ended September 30, 2013.

        In France, the total number of orders placed by our customers for the six months ended June 30, 2014, increased by 21.6% compared to the six months ended June 30, 2013, and the total number of items sold in placed orders increased by 20.4% over the same period. In Brazil, the total number of orders placed by our customers for the six months ended June 30, 2014, increased by 50.0% compared to the six months ended June 30, 2013, and the total number of items sold in placed orders increased by 41.2% over the same period.

        We believe that the strength of our brands translates into increasing and higher customer loyalty as evidenced by 76.7% of our traffic being generated organically for the six months ended June 30, 2014, compared to 72.1% for the six months ended June 30, 2013. Our brands also drive strong customer repurchase rates. For example, based on customers who purchased products from us in October 2013:

  •
  the repurchase rate of organic customers within 30 days was 27.1%, compared to 21.8% for customers from paid sources;

  •
  the repurchase rate of organic customers within 90 days was 44.2%, compared to 36.1% for customers from paid sources;

  •
  the repurchase rate of organic customers within 180 days was 53.3%, compared to 44.8% for customers from paid sources; and

  •
  the repurchase rate of organic customers within 270 days was 59.0%, compared to 51.0% for customers from paid sources.

        The following sets forth a comparison of our customer repurchase rates and those of our French and Brazilian operations in 2012 and 2013, based on customers who purchased products from us in October of the respective year:

  Cnova

    •
    the repurchase rate of customers within 30 days was 22.1% in 2012, compared to 25.2% in 2013;

    •
    the repurchase rate of customers within 90 days was 38.6% in 2012, compared to 42.0% in 2013;

    •
    the repurchase rate of customers within 180 days was 47.5% in 2012, compared to 51.1% in 2013;

    •
    the repurchase rate of customers within 270 days was 53.3% in 2012, compared to 56.9% in 2013; and

    •
    the repurchase rate of customers within 365 days was 57.6% in 2012.

  France

    •
    the repurchase rate of customers within 30 days was 22.8% in 2012, compared to 26.1% in 2013;

    •
    the repurchase rate of customers within 90 days was 46.5% in 2012, compared to 50.5% in 2013;

    •
    the repurchase rate of customers within 180 days was 57.7% in 2012, compared to 61.3% in 2013; and

    •
    the repurchase rate of customers within 365 days was 68.2% in 2012.

  Brazil

    •
    the repurchase rate of customers within 30 days was 21.4% in 2012, compared to 24.4% in 2013;

    •
    the repurchase rate of customers within 90 days was 30.2% in 2012, compared to 34.2% in 2013;

    •
    the repurchase rate of customers within 180 days was 36.8% in 2012, compared to 41.7% in 2013; and

    •
    the repurchase rate of customers within 365 days was 46.4% in 2012.

        In Brazil, a shift in our pricing policies in recent years has generated significant sales growth, as evidenced by the following table which sets forth our net sales growth for certain of our Brazilian brands for the quarterly periods indicated below compared to the same period in the prior financial year.

	For the Three Months Ended
Brand	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014
Extra	(0.7)%	42.8%	62.7%	61.8%	68.7%	62.7%
Ponto Frio	(2.8)%	7.1%	27.4%	11.7%	42.1%	27.4%
Casas Bahia	22.4%	26.8%	36.7%	39.9%	50.8%	36.7%

        In addition, as part of our business model, we aim to retain existing customers and attract new customers by offering competitive pricing on our large selection of available products, which allows us to limit our marketing and advertising spending. Our ability to deliver attractive pricing is aided in part by our proprietary software which can monitor the prices of products sold by our competitors multiple times per day and adjust our prices automatically according to an algorithm.

        Another effective unpaid source of generating traffic to our sites is sending promotional emails and other messages. As of June 30, 2014, we had approximately 48.9 million accounts in our database, including 24.7 million accounts to which we send an average of 0.7 emails per day. We also use social media services, such as Facebook and Twitter, to communicate with our customers and create a community of customers around our brands. Approximately 7.8% of our traffic is generated through such emails and messages.

        We complement our marketing efforts that focus on unpaid sources of traffic and leverage the strength of our brands and our price positioning with paid advertising, such as purchasing preferential placement and advertising space on popular search engines, including Google.

        In addition to promoting our sites through unpaid and paid advertising channels, we focus on several other initiatives that are intended to retain existing customers, attract new customers and increase purchase frequency. For example, to promote customer loyalty, we have begun offering free shipping for a low annual fee. We have rolled out this initiative for our French operations through our CDAV program, which allows our customers to receive free home shipping on products that weigh less than 20 kilograms and are less than 170 cubic centimeters in size for an annual fee of €19.00, as compared to an average fee of approximately €14.00 for the express home delivery of such small and light products. As of May 31, 2014, the repurchase rate of CDAV members was approximately 74%, as compared to approximately 42% for Cnova across our operations. In addition, the number of orders placed increased by approximately 89% for customers who subscribed to CDAV prior to the end of June 2014. In the year prior to their subscription to CDAV, approximately 23% of CDAV members had never placed an order with Cdiscount, and approximately 14% had only placed one order. We plan to implement similar programs in other markets. In addition, in Brazil, we participate in customer loyalty programs such as Clube Extra, which allows Extra customers to receive discounts on products at Extra retail stores as well as on our Extra sites, and MultiPlus, which allows customers to save points at a variety of stores and sites that can be exchanged for products, including products offered on our Ponto Frio sites. We also use proprietary algorithms and software that customizes our customers' browsing experience on our sites. For example, a woman believed to be the mother of a newborn will be shown offers for strollers and diapers when she visits our sites, while a person believed to be a gamer will be shows offers for the latest games.

        As a result of the above factors, our marketing spending is below the industry average. For the years ended December 31, 2011, 2012 and 2013, we spent €57.8 million, on a pro forma basis, €66.9 million, on a pro forma basis, and €79.1 million, respectively, or 2.3%, on a pro forma basis, 2.5%, on a pro forma basis, and 2.7%, respectively, of our revenues, on marketing. For the six months ended June 30, 2014, we spent €31.8 million, or 2.1% of our revenues, on marketing.

Logistics

        We offer our customers a range of shipping and delivery options, including our Click-and-Collect option whereby customers can select a nearby location to pick up products they purchase on our sites. Because we are part of the Casino Group, we have access to large retail networks to serve as exclusive pick-up locations, giving us a distinct competitive advantage. We are also focused on providing reliable and efficient fulfillment services, for which we use multiple warehouses. We have put in place tracking systems that provide our customers with updates on the status of their order at different steps in the fulfillment process. In addition, we invested in automation and custom design of some of our warehouse space to more efficiently process orders, which has also lead to significant cost savings. Providing efficient and reliable fulfillment services and fast and convenient delivery options are key parts of our business model.

Fulfillment Centers

Cnova's Logistics and Fulfillment Platform (Warehouses)

X 7 warehouses with a total of 216,000 sq.m storage capacity	X 6 warehouses with a total of 217,000 sq.m storage capacity

        Offering fast shipping services and convenient delivery options to our customers is an important part of our business model. To serve our customers' needs, we utilize 16 fulfillment centers (with a total storage space of more than 400,000 square meters), of which seven are located in France, six in Brazil, and one in each of Colombia, Thailand and Vietnam. In addition, we plan to open two new warehouses in St. Mard, France, the first of which we expect to open by the end of 2014 and the second by the end of 2016. We also plan to open three new warehouses in Brazil, the first of which we expect to open in Minais Gerais, Brazil by the end of 2015 and and the second two in the south region and midwest region, which we expect to open by the end of 2015 and 2016, respectively. As part of the Casino Group, we benefit from being able to share warehouse space with our Parent Companies thereby achieving cost savings. During the fourth quarter of each calendar year, we typically lease additional temporary warehouse space to handle the increased order volume we receive during the holiday season. As of June 30, 2014, we stored more than 267,000 products at our fulfillment centers. The average amount of time that inventory stayed at our warehouses was 1.3 months. For the six months ended June 30, 2014, we shipped, on average, approximately 91,500 packages per day from our warehouses, of which approximately 46,000 were shipped within France and approximately 45,500 within Brazil.

        To efficiently process the large number of orders we receive, we have invested in automation and custom-designed some of our warehouse space. In France, we use various packaging machines and assembly-chain methods that are akin to production lines found at industrial plants, which has generated significant cost savings. In Brazil, automation is currently low and, based on our experience in France, we believe moving towards greater mechanization in Brazil may present an opportunity to reduce costs in the future. In addition, in both France and Brazil, we perform quality control tests on products and have information technology control systems in place to monitor the warehouses we operate. We have also implemented electronic tracking systems, which provide customers with automatic status updates at different stages of the fulfillment process.

        In order to grow our marketplace business, we began, for a fee, offering fulfillment services to our marketplace sellers in France during the first quarter of 2014. If a marketplace seller chooses to use our fulfillment services, the seller delivers their products to one of our warehouses, and we handle the fulfillment of any orders placed in our marketplace for such products. We have plans to offer similar fulfillment services to our marketplace sellers in Brazil. In addition, we offer fulfillment services to our eHub customers.

Shipping and Delivery

        Offering our customers a range of convenient shipping and delivery options, as described below, is an integral part of our business model. In particular, in partnership with our Parent Companies, we are able to offer our customers an extensive network of Click-and-Collect locations in some of the countries in which we and our Parent Companies operate. Brick-and-mortar stores that are owned, operated or franchised by our Parent Companies serve as part of the network of pick-up locations we offer our customers. In many instances, our customers find the option of choosing to have their products be delivered to a pick-up location more convenient than home delivery. In addition to serving as a place for our customers to receive their orders, our pick-up locations help increase overall traffic within the Casino Group and provide cross-selling opportunities.

  France

Outsourced locations for large products
Group Casino locations for large products

        In France, we offer customers multiple options for delivering the products they purchase through our sites, including our French marketplace:

  •
  Home Shipping.  For an average shipping fee of €5.78 ($7.91) for small and light orders, and €51.90 ($71.05) for orders of heavy or large products, customers can have products delivered to their home. As part of our CDAV customer loyalty program, however, for an annual fee of €19.00 ($26.01) customers receive free express home delivery within one day for small and light products. In addition to standard home shipping, we also offer express home delivery, which allows customers to receive small and light orders within one day for an average fee of approximately €14.00 ($19.17). We ship everywhere in France.

  •
  Click-and-Collect.  We have a network of more than 17,000 Click-and-Collect locations in France for small and light products. Of those pick-up locations, over 2,200 are stores that are owned, operated or franchised by the Casino Group. In addition, we have a network of more than 500 Click-and-Collect locations in France for heavy or large products, of which approximately 400 are part of the Casino Group, to which we have exclusive access. The network of more than 17,500 Click-and-Collect locations allows our customers in France to choose a convenient pick-up location for delivery of their purchased products. We believe that customers typically have a Click-and-Collect location within approximately 2.0 kilometers from their home for small or light packages, and within approximately 10.7 kilometers from their home for heavy or large products. Approximately 56% of our customers in France pick up their packages at these in-store Click-and-Collect locations because of the convenience it offers. Of larger products, approximately 60% were picked up at Click-and-Collect locations during the six months ended June 30, 2014, as compared to approximately 44% in 2010. Because many orders do not fit through a mailbox, being able to make use of our pick-up network allows customers to avoid having to wait at home for a delivery and instead pick up products at their convenience. In addition, customers do not pay shipping charges for orders over €25 when they pick up a package at a Click-and-Collect location using our standard Click-and-Collect pick-up option. At approximately 4,000 Click-and-Collect locations, we also offer an express pick up option for small and light products where the customer's products are ready to be picked up the next day for an average fee of €12.30 ($16.84). By the end of 2014, we expect to open up to 6,000 additional Click-and-Collect express pick-up locations, as well as launch a program that offers our customers the option to pick up certain small and light products ordered through our sites at lockers placed at convenient locations throughout the country such as gas stations, transit hubs or parking lots of some Casino Group stores. We also expect to launch an express delivery pick-up option for heavy or large packages in approximately 100 locations within our existing Click-and-Collect network.

    We pay stores that are part of our Click-and-Collect network a fee for each product that is picked up at their location. The fee is similar for stores that are part of the Casino Group as for non-affiliated stores. In addition to the benefits Click-and-Collect offers our customers, it also reduces delivery costs. In 2013, Click-and-Collect enabled us to realize cost savings of 45% on delivery costs in France as compared to our home deliveries. For the six months ended June 30, 2014, approximately 60% of our revenues in France were from Click-and-Collect sales.

  •
  Immediate Availability (Marketplace Only).  In addition to shipping products to a customer's home or to one of our pick-up locations, our marketplace sellers with brick-and-mortar storefronts are able to offer an "immediate availability" option to customers by selling in our marketplace the inventory in their stores. This option allows customers to obtain the products they ordered without having to wait for them to be delivered. Rather than having the product shipped to their home or picking it up at one of our pick-up locations after it has been shipped there, customers can go to a marketplace seller's storefront to pick up products purchased on the marketplace shortly after they place their order online. We believe we are the first eCommerce business to offer this "immediate availability" option in France.

        On average, packages are delivered within one to four days. For larger products, which are delivered on appointment, the delivery time may be longer.

Brazil

        The below map shows the approximately 2,000 potential Click-and-Collect locations in Brazil that are part of the CBD and Via Varejo retail networks.

        In Brazil, we offer customers the following options for delivering the products they purchase through our sites:

  •
  Home Shipping.  The main delivery option we offer to our customers in Brazil is shipping the products they order on our sites to their homes. In addition to the more typical home shipping where the exact date and time a package is delivered depends on the carrier, in certain states in Brazil our customers also have the option to choose a scheduled delivery and have their package delivered at a time and date of their choosing. We ship everywhere in Brazil.

  •
  Click-and-Collect.  With approximately 1,750 brick-and-mortar stores, CBD and Via Varejo, together, have one of the largest retail networks in Brazil. During the first quarter of 2014, we began a pilot program with a small number of stores that are part of their network as pick-up locations for small and light products. In the São Paulo region, the pilot program reduced the cost of shipping an order from an average of approximately R$10.00 ($4.56) to R$5.00 ($2.28) and the average delivery time from four days to next-day delivery. We intend to further expand to up to 100 pick-up locations within the network by the end of 2014. We believe we are the eCommerce company in Brazil with the largest number of affiliated retail stores to serve as pick-up locations. We currently do not pay a fee to pick-up locations that are part of the CBD and Via Varejo network, but CBD and Via Varejo may consider charging us a fee for use of their stores as pick-up locations in the future. We believe that, in the long term, the expansion of our Click-and-Collect program in Brazil could enable us to realize cost savings on delivery costs in that market.

  •
  Lockers.  During the first quarter of 2014, we began a pilot program that offers our customers the option to pick up certain products they order through our sites at lockers placed at convenient locations throughout the country. While the program currently has lockers installed in three stores and two shopping centers, its expansion will focus on the placement of additional lockers at strategic locations, such as gas stations and transit hubs. To qualify for delivery to a locker, a product must weigh less than 14 kilograms and be smaller than 50 cubic centimeters in size. In addition, such cost savings can be passed on to the customers, giving us a competitive advantage in pricing and making Click-and-Collect an attractive option for our customers.

        As we further expand the number of pick-up locations and lockers in our network, we intend to explore making those delivery options available to sellers on our Brazilian marketplace. Currently, marketplace sellers only offer home shipping, including scheduled delivery.

        Free shipping is common in Brazilian eCommerce. However, due to its continental size, geography and the state of the infrastructure, shipping products in Brazil tends to be costly, and the market is moving away from offering shipping free of charge. According to e-Bit Webshoppers, as of December 31, 2013, approximately 50.0% of products ordered online in Brazil were delivered free of charge, an eight-point decrease as compared to December 31, 2012. We are working on implementing a new shipping strategy in Brazil, which will reduce free shipping offered to customers. Because of our multi-faceted approach that focuses on creating the best customer experience based not only on shipping charge, but also on price of the product, product selection, shipping speed, convenience of delivery options, convenience of the shopping experience, brand strength and reliable fulfillment, we believe we are able to implement this new shipping strategy successfully and expect it will improve our gross margins.

        We ship approximately 26% of our packages through the Brazilian postal service, Correios, and use more than 30 other shipping companies for the remainder of our Brazilian orders. The average delivery time in Brazil varies by region. In the southeast of the country, where approximately 80.0% of our sales in Brazil were generated for the year ended December 31, 2013, our average delivery time was approximately four to five days for smaller items. For larger items, the average delivery time was five to seven days.

        As we grow our operations, we believe we can leverage the scale of the Via Varejo logistics network. In 2013, approximately 80% of our deliveries in Brazil were within the operational radius of Via Varejo's warehouses. We believe this presents cost savings opportunities for us in the future.

  International.

        In addition to offering shipping to customers' homes in all countries in which we operate, we deliver products to over 200 stores in the Éxito network in Colombia, which serve as pick-up locations for our customers, and we plan to expand to additional stores in the future. In Thailand and Vietnam we currently only offer home delivery, but, in both countries, we intend to utilize the Big C retail network, which is part of the Casino Group, to serve as pick-up locations for our customers. In Belgium, our customers currently have access to approximately 545 Click-and-Collect locations for smaller items, and we plan to further expand this number in the future.

Suppliers

        For the six months ended June 30, 2014, we had 2,630 suppliers, of which 289 were also suppliers to our Parent Companies. From 181 of those common suppliers, we procured products together with our Parent Companies under equivalent purchasing terms and conditions. These joint purchases accounted for approximately 25.0% of our costs of goods sold for the year ended December 31, 2013. In April 2014, Cnova purchased approximately 50% of its products together with its Parent Companies, and we expect this percentage to further increase. Purchasing together with our Parent Companies allows us to leverage our joint purchasing power, as a result of which we are able to obtain more favorable purchase terms from our suppliers and reduce our cost of goods sold. In France, we and the purchasing subsidiary of Casino have been negotiating and entering into sales agreements together with joint suppliers for several years, for which we do not pay Casino any fees. In Brazil, we began procuring together with Via Varejo in 2013, who leads the local negotiations on our behalf, for which we will start to pay them a fee until 2019, which fee can be reviewed in 2017. International negotiations are led by the Casino Group. In addition to purchasing alongside our Parent Companies, as a result of the Reorganization, we expect to be able to use our combined size to increase our leverage with international suppliers in the future, which coupled with purchasing alongside our Parent Companies, will enable us to improve our margins.

        Aside from leveraging the purchase power of our Parent Companies and our increased size as a result of the Reorganization, we are able to access some of the same manufactures that our Parent Companies use in their business through an agreement with Casino, which provides attractive terms for producing some of our private label furniture. Further, as we have grown in size, we have increasingly moved away from purchasing products through wholesalers and, instead, purchase the majority of our inventory directly from suppliers, which has reduced our cost of goods sold.

        Our business does not depend on any single supplier. For the six months ended June 30, 2014, Samsung was our largest supplier and accounted for approximately 17.3% of our net sales.

Payments and Credit

Payment Options

        We offer a variety of payment methods to our customers, including payment-in-installments, credit card, debit card, PayPal and similar services, bank check, wire transfer, our brand-name credit cards and gift cards.

        In France, through a joint venture with Banque Casino, we offer an attractive consumer financing option to our customers that allows them to pay for purchases on Cdiscount sites, including the marketplace, in four monthly installments, spread over 90 days, with the first installment being due on the date of purchase. When a customer chooses this option, Banque Casino pays us the full purchase price and assumes substantially all of the credit risk for all installments. We believe we are the largest eCommerce retailer in France to offer an installment option, which accounted for approximately 43% of our net sales for the six months ended June 30, 2014, as compared to approximately 34% of our net sales for the six months ended June 30, 2011. In addition, we believe we are the only eCommerce company in France to offer a payment-in-installment option with one click.

        In Brazil, customers using credit cards or PayPal have the option to pay for their purchases in up to 12 monthly installments. In addition, through a joint venture that CBD has entered into with Itaú Unibanco S.A., we offer an attractive longer term financing option to our customers that allows them to pay for purchases on our Brazilian sites in up 14 installments, without interest, or up to 24 installments, with interest. When a customer chooses to pay in installments, we have the option to be paid the full purchase price by the bank or credit card company at the time of purchase by the customer. The vast majority of our Brazilian sales are paid for in installments. However, the average number of installments in Brazil decreased from 9.2 for products sold through credit card transactions in January 2014 to 8.1 for products sold through credit card transactions in June 2014. Outside of the 24-month installment option, customers do not pay any interest or other fee either to us or their credit card company for paying in installments. Historically, we have discounted nearly all receivables in our Brazilian operations.

        In Colombia, Thailand and Vietnam, where a substantial part of the population relies on cash payments, rather than credit and debit card payments or electronic banking, we also offer our customers the option to pay in cash on delivery, in line with market practice in those countries.

Cash pooling

        On July 1, 2014, Cnova entered into a current account agreement with Polca Holding, a member of the Casino Group and the centralizing entity of a cash pool implemented among certain members of the Casino Group. On July 21, 2014, Cdiscount acceded to the current account agreement with Polca Holding. Certain of Cnova's other European subsidiaries, including Cdiscount Group and Cdiscount International, will also accede to the current account agreement with Polca Holding. The purpose of the current account agreements is to improve the management of the parties' working capital through: (i) obtaining cash advances from Polca Holding to Cnova and its European subsidiaries and (ii) making Cnova and its European subsidiaries' cash surplus available to Polca Holding. The parties have acknowledged that the cash flows under the agreements are driven by a common economic, social or financial interest in accordance with the global policy developed for the whole Casino Group and will take into account the interest of each party. The current accounts are designed to record the cash flows between the parties on a daily basis, with all recorded claims netted off on a continuous basis, resulting in a single account balance.

        Interest accrues on a daily basis (but do not compound). Interest is calculated on a monthly basis at a rate equal to the monthly average of the Euro OverNight Index Average, or EONIA, per annum plus a margin of 0.50% if the cash balance is in favor of Polca Holding and a margin of 0.25% if the cash balance is in favor of Cnova and its European subsidiaries. Accrued interest is due and payable on the last date of each calendar month.

        The term of the agreements is indefinite. Each party is entitled to terminate the relevant agreement at any time subject to ten-days prior written notice. Each agreement immediately terminates if Casino no longer controls, directly or indirectly, Polca Holding or Cnova or its European subsidiaries, as the case may be, or in case of bankruptcy of a party.

Customer Service

        Customer service is an integral part of our business model to provide the best possible shopping experience for our customers. Our sites include phone numbers, e-mail addresses, chat and social media options to allow customers to request information and to encourage feedback and suggestions. Customers who place orders through our marketplaces are also able to submit reviews of their buying experience with a marketplace seller.

        We have more than 1,250 customer service representatives who are responsible for handling general customer inquiries, taking orders and investigating the status of orders, shipments and payments. Our customer service representatives are available six days per week, from 8:00 a.m. to at least 8:00 p.m., in the local markets in which we operate. During peak sales periods, our customer service representatives are available seven days a week. Most customer inquiries are resolved in a cost-effective manner. We also have various self-help menus available on our sites for customers to troubleshoot issues or address questions they may have before contacting our customer service representatives, or during times when our call centers are closed.

        We endeavor to provide the best shopping experience both to customers who purchase directly from us and who purchase through our marketplaces. To that end, we monitor the performance of our marketplace sellers to ensure they abide by the terms and conditions of being a marketplace participant, provide marketplace buyers with customer support, ship orders on time, and respond to customer queries in a timely fashion. Customers who purchase products in our marketplaces can submit a review of their marketplace experience and their satisfaction with the particular marketplace seller. If marketplace sellers do not comply with the terms and conditions of the agreement they entered into when joining our marketplaces, including our customer services standards, we have the ability to remove their products from our sites.

        We comply with local laws on the processing of returns, which do not represent a meaningful part of our business. Returns are typically handled through the same delivery channels we use to deliver products to our customers, and are processed at our fulfillment centers. Customers generally receive a voucher or are reimbursed for the products they return.

Technology

        Continual innovation through investment in technology is core to our business. We use our technology platforms to improve the experience of our customers, vendors and marketplace sellers, increase the purchase frequency and average order size of our customers and optimize the efficiency of our business operations. Our technology team, which consisted of 500 people as of December 31, 2013, is focused on innovation through software development, design of our sites and the continuous testing of the success of our features with customers. Our technology platforms use custom-built proprietary and third-party solutions to support our specific customer, vendor and marketplace seller requirements, including handling heavy traffic on our sites and providing quick and efficient fulfillment services to meet customer expectations. We believe we can quickly scale our technology infrastructure to accommodate changes in and the expansion of our business.

Technology Solutions

        Our comprehensive set of custom-built technology solutions includes the following:

  •
  eCommerce Platforms.  Our core eCommerce platforms have been developed to improve the experience of our customers, vendors and marketplace sellers on our sites and increase the purchase frequency and average order size of our customers. We currently operate integrated platforms with specific features for computers, tablets and smartphones. In France, we are developing and investing in a "responsive design" platform that will enable our websites to automatically adapt to the screen size of a computer or tablet, which will increase operational efficiency and streamline customers' experiences across devices. Our customer facing platforms are easily modifiable by our sales and marketing staff, providing them the ability to quickly change promotion items without the need to involve IT staff, create new pages for new products or react to real-time customer data. We believe we will be the first company in Brazil to offer full integration with multiple eCommerce platforms, which will make our Brazilian marketplace an attractive option for a wide range of sellers seeking a larger customer pool for their products.

  •
  Mobile Platforms and Applications.  Customer activity on mobile devices is growing. We are investing significantly in mobile technology to increase sales to customers using mobile devices, and launched updated versions of several of our apps for Apple, Android and Windows Phone devices during the fourth quarter of 2013 and the first quarter of 2014. Our mobile platforms aim to create a convenient shopping experience for our customers, for example by making the purchase process more efficient for them by storing their profile and payment information for future purchases. For the six months ended June 30, 2014, mobile users accounted for 21.7% of our traffic. During the same period, excluding our specialty sites, mobile contributed 16.3% to our placed orders value in France and contributed 7.3% to our placed orders value in Brazil.

  •
  Fulfillment Management Systems.  Our fulfillment management systems combine custom-built and third-party software to satisfy our unique needs in a flexible and efficient manner. Our systems allow us to efficiently manage inventory, track orders, fulfill orders and deliver products to our customers in a timely manner. Our fulfillment management systems are integrated with our customer messaging systems in order to provide real time information on order status and expected delivery date.

        In addition to these custom-built solutions, email and other messaging services form a key component of our technology platforms. We provide daily promotional emails to millions of consumers in our customer database using third-party service providers and, in July 2014, we sent an average of 642,060 emails per day to our customers. For the six months ended June 30, 2014, approximately 7.8% of the traffic to our sites was generated through sending such messages. Our third-party email providers manage standard eCommerce customer communications, such as order and shipment confirmations, on a routine basis. In addition to email communications with our direct sales customers, in France, our email platform also supports marketplace sellers, as emails from their customers are passed through our systems to allow us to liaise between marketplace sellers and their customers and monitor service levels.

        We currently utilize three data center hosting facilities located in Paris and Bordeaux, France, and Tamboré, São Paulo, Brazil. The data centers in France are duplicates of each other that simultaneously handle a majority of our data, and our data center in Brazil is backed-up by a secure cloud computing data center. In case of a system failure at one of our data centers in France, we expect to be able to rely on the other data center in the country and, in case of a system failure in Brazil, we expect to the able to rely on the cloud.

Data Collection

        We collect data from our customers to effectively promote our sites and products, which we accomplish through high-volume batch processing and multi-variable and multi-dimensional real-time analytics. We utilize our data mining and transaction, payment and behavioral data capabilities on our sites. We also use data collected from our marketplaces to help sellers and vendors promote their products. In addition, our advertising sales agencies, 3W Régie and Supernova, which operate screened off from the rest of our business to protect the confidentiality of their clients, use the customer data we and their other clients gather, including personally identifiable information, to sell targeted advertising space to third parties on our sites and the sites of their third-party clients.

Development Activities

        Development activities are an important component of the investments we make in our technology and our business. Our primary development activities have been focused on our marketplaces, developing our IT infrastructure, including customer facing and back office features for our sites, and other development projects, such as the development of our "immediate availability" delivery solution. In the years ended December 31, 2011, 2012 and 2013, we spent €16.0 million, on a pro forma basis, €20.5 million, on a pro forma basis, and €31.6 million, respectively, on our development activities.

Security

        We are committed to operating a secure eCommerce business. We use various security methods in an effort to ensure the integrity of our networks and to protect confidential data collected and stored on our servers. For example, we use hierarchical levels of firewall technology to protect access to our networks and to our servers and databases on which we store confidential data. We have developed and use internal policies and procedures to protect the personal information of our customers. We test for unauthorized external access to the network daily, using automated services and conduct periodic audits performed by third-party information technology security consultants. In addition, we use third-party providers to detect fraudulent payments.

Intellectual Property

        Our intellectual property includes the content of our sites, our registered domain names and our registered and unregistered trademarks. We believe that the Cdiscount, Extra, Casas Bahia, Ponto Frio and other domain names we use in our business, as well as our Bartira, Finlandek, Continental Edison and Oceanic private labels, are valuable assets and essential to the identity of our business. We further believe that our technology infrastructure is an important asset of our business.

        We rely on a combination of trademark, copyright and trade secret laws in France, Brazil and the other markets in which we operate, as well as contractual provisions, to protect our proprietary technology, domain names and brands. We have registered approximately 2,000 domain names. We also rely on certain domain names for Continental Edison pursuant to licensing agreements. We currently also have trademarks, including trademarks licensed to us, registered or pending in France, Brazil, Colombia, Thailand and Vietnam for the Cdiscount, Extra, Casas Bahia, Ponto Frio and certain other brand names we use in our business. We further rely on copyright laws to protect software relating to our sites and our proprietary technologies, although we have not registered for copyright protection to date. We also enter into confidentiality agreements with our employees, vendors and marketplace sellers and seek to control access to and distribution of our proprietary information in a commercially prudent manner. In addition, we license third-party technologies that are incorporated into some elements of our technology.

        The efforts we have taken to protect our intellectual property rights may not be sufficient or effective and, despite these precautions, it may be possible for other parties to copy or otherwise obtain and use the content of our sites without authorization. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brands, trademarks or service marks. Failure to protect our proprietary rights adequately could significantly harm our competitive position and operating results.

        We have received in the past, and we anticipate receiving in the future, communications alleging that certain items posted on or sold through our sites violate third-party copyrights, marks and trade names or other intellectual property rights or other proprietary rights. There may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of our technologies, content, branding or business methods. Any intellectual property claim against us, whether or not meritorious, may result in the expenditure of significant financial, managerial and operational resources, injunctions against us or the payment of damages by us. We may need to obtain licenses from third parties who allege that we have violated their rights, but such licenses may not be available on terms acceptable to us, or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, content, branding or business methods, which could require significant effort and expense and which we may not be able to perform efficiently or at all. If we cannot license or develop technology, content, branding or business methods for any allegedly infringing aspect of our business, we may be unable to compete effectively.

Competition

        The eCommerce business is highly competitive. We compete with both eCommerce businesses, including direct sales eCommerce platforms and marketplaces, and traditional retailers, including with their storefronts and eCommerce platforms. Our competitors vary per country and product category. In France, our main competitors include Amazon, FNAC, LDLC and RDC, in particular with respect to small consumer electronics, such as mobile phones, cameras and computers and, in the case of Amazon and FNAC, also with respect to leisure products, such as books, music and DVDs, MDG, with respect to home appliances, Darty and Boulanger, with respect to home appliances and consumer electronics, and La Redoute and Conforama, in the home furnishings products category. In Brazil, our main competitors are B2W, Walmart, Magazine Luiza, Fastshop and Ricardo Eletro, on the full range of our products. Amazon entered the market in Brazil in 2013. While they currently only sell digital content and books, they intend to expand into the leisure product category, and may expand into additional product categories in the future.

        We believe that the main competitive factors in the eCommerce business include price, product selection, shipping speed and cost, convenience of delivery and payment options, convenience of the shopping experience, brand strength and reliable fulfillment. Some of our current competitors have, and potential competitors may have, longer operating histories, larger fulfillment infrastructures, greater technical capabilities, greater financial, marketing and other resources, greater brand recognition and larger customer bases than we do. However, we offer competitive pricing and believe our network of Click-and-Collect pick-up locations provides us with a unique advantage over our competitors, in particular in the market for larger products. We believe we compete favorably across the other factors as well.

Employees

        As of December 31, 2013, Cdiscount had approximately 1,069 employees, of which 1,034 were full-time and 35 were part-time, and Nova Pontocom had approximately 3,212 employees, all of which were full-time. All of Cdiscount's employees were located in France, and all of Nova Pontocom's employees were located in Brazil. We consider relations with our employees and labor unions to be good.

        We hire temporary workers to handle fluctuations in activity experienced throughout the year. In particular, we hire additional temporary workers from November through January due to the significant increase in sales volume typically experienced during that period. During the fourth quarter of 2013, Cdiscount and Nova Pontocom contracted 2,473 and 1,055 temporary workers, respectively, to handle the increased holiday-season demand. Temporary workers primarily supplement fulfillment center workforce.

        The following table sets out our employees in the markets in which we operated as of December 31, 2013:

Employees:
France*	1,069
Brazil	3,212

Total Employees	4,281

*
Includes 35 part-time employees.

Facilities

        We maintain dual principal executive offices in Bordeaux, France, and São Paulo, Brazil, and operate warehouses and data centers in various locations. We currently lease most of our office, warehouse and data center space and operate any such leased facilities. For the remaining facilities that support our business, we have entered into service agreements pursuant to which they are operated, and leased or owned, by third parties. The following table sets forth the location, approximate size and lease term or services agreement term, as applicable, for each of the facilities we utilize:

Location	Facility	Approximate Size (square meters)	Lease Term	Services Agreement Term
Bordeaux, France	Executive offices	7,000	August 31, 2021	—
Bordeaux, France	Executive offices	2,000	March 31, 2018	—
Andrézieux, France(1)	Warehouse	63,000	—	May 31, 2020
Cestas, France	Warehouse	30,000	March 31, 2022	—
Cestas, France	Warehouse	66,000	August 31, 2018	—
Cestas, France	Warehouse	12,000	June 30, 2026	—
Blanquefort, France(1)	Warehouse	3,000	—	December 31, 2015
Veauche, France(1)	Warehouse	17,000	—	November 1, 2015
Mer, France(1)	Warehouse	20,000	—	August 1, 2016
Bordeaux, France(1)	Warehouse	1,000	—	December 31, 2014
Lyon, France(1)	Warehouse	4,000	—	January 1, 2016
Paris, France	Regional office	310	May 14, 2022	—
Bordeaux, France(1)	Data center	60	—	Indefinite term
Paris, France(1)	Data center	50	—	January 21, 2017
São Paulo, Brazil	Executive offices	2,300	March 9, 2017	—
Aldeia, Brazil(2)	Warehouse	19,000	June 24, 2019	—
Cajamar, Brazil	Warehouse	29,000	October 3, 2016	—
Cajamar, Brazil	Warehouse	87,000	July 15, 2018	—
Camaçari, Brazil	Warehouse	8,000	June 30, 2017	—
Tamboré, Brazil(3)	Warehouse	14,000	September 30, 2014	—
Rio de Janeiro, Brazil(4)	Warehouse	138,000	March 24, 2024	—
Bom Retiro, Brazil	Customer Service Center	1,300	Month-to-month	—
Bogota, Colombia	Warehouse	3,000	December 31, 2015	—
Greater Bangkok, Thailand*	Warehouse	1,700	—	January 15, 2015
Ho Chi Min City, Vietnam	Warehouse	1,800	November 27, 2016	—

(1)
Facility is subject to a services agreement.

(2)
Lease is currently being renegotiated with an anticipated lease term of June 24, 2019.

(3)
Company currently intends to renegotiate lease.

(4)
Company intends to utilize only 60,000 square meters of available space, and to sublet remaining 78,000 square meters of available space.

        We believe that our facilities are suitable and adequate to meet our current needs. We intend to add new office, warehouse and data center space or expand existing facilities as needed in connection with expanding our operations and hiring additional employees.

Legal Proceedings

        From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We believe we are not presently a party to any legal proceedings that, if determined adversely to us, could reasonably be expected, individually or taken together, to have a material adverse effect on our business, financial condition or results of operations. Regardless of the outcome, litigation can have an adverse impact on our business because of defense and settlement costs, diversion of management resources and other factors.

REGULATION

        Our business is subject to laws and regulations related to the Internet, eCommerce, mCommerce, consumer protection, data privacy, data protection and information technology. However, laws and regulations in this area are not fully settled and are currently undergoing rapid development. While this makes it difficult at present to fully ascertain to what extent new developments in the law will affect our business, there has been a trend towards increased consumer and data privacy protection. In addition, it is possible that general business regulations and laws, or those specifically governing the Internet, eCommerce or mCommerce, may be interpreted and applied in a manner that may place restrictions on the conduct of our business.

France

        As an eCommerce business, our French operations must comply with various French and European laws and regulations, particularly those relating to consumer protection, online communication and website hosting services, Internet advertising and data privacy and protection.

        Consumer Protection.    Under the terms of Articles L. 121-16 et seq. of the French Consumer Code (Code de la consommation), implementing in France European Union Directive 97/7/CE of May 20, 1997 on the protection of consumers in respect of distance contracts, upon making a contractual offer, service providers and remote sellers must provide, among other things, consumers with information relating to the seller, delivery charges, terms of payment, delivery or performance, the existence of a return right, the offer's validity period and price, as well as the timeframe within which the seller agrees to deliver the goods. This information must allow consumers to compare the various offers available online and must be disclosed in a clear and understandable manner. In addition, the information has to be confirmed in writing or in electronic format, no later than at the time of delivery.

        Return rights allow consumers to be reimbursed, without any penalty, except to pay for return shipping costs, if they cancel an agreement entered into with a seller within seven days of receipt of the goods or acceptance of the offer for services. If the information regarding the terms of the sale required by law is not provided at the time of delivery, then the time limit applicable to exercise of the right of return is increased to three months. If the right of return is exercised, the seller is required to reimburse the consumer for the full amount paid without delay and within thirty days, at the latest, of the date on which such right was exercised. The law dated March 17, 2014, regarding consumption, also known as the Hamon Act and implemented in the French Consumer Code, has recently transposed into French law pursuant to legislative order n°2014-344 the provisions of European Union Directive 2011/83/EU on consumer rights. Notably, the Hamon Act extended the return period from seven to 14 days.

        Under the terms of Articles L. 121-1 et seq. of the French Consumer Code, consumers are also protected against all advertising comprising, in any form whatsoever, representations, information or presentations that are false or likely to mislead, in the case where such advertising covers, among other things, the quantity, mode and date of manufacture, properties, price and terms of sale of goods or services that are the subject of such advertising.

        French Law No. 2004-575 of June 21, 2004 on Trust in the Digital Economy, or the LCEN, implementing in France European Union Directive 2000/31/EC of June 8, 2000 on certain legal aspects of information society services, in particular electronic commerce, in the internal market, also provides that even if certain obligations under an agreement between a seller and a consumer were to be performed by a third-party, the seller remains directly and fully liable to the consumer for any such services. In addition, the LCEN incorporated into the French Civil Code a uniform online purchasing procedure, known as the "double click" procedure, which provides that, prior to confirming an order, consumers must be able to check the order's details, including the total price, and have an opportunity to correct any errors. In addition, sellers have to send order confirmations to consumers.

        The French Monetary and Financial Code, as amended by Law No. 2009-866 of July 15, 2009, provides that in the case of an unauthorized payment transaction notified by a consumer, such consumer's payment service provider shall immediately refund to such consumer the amount of the unauthorized transaction and, where applicable, shall restore the debited payment account to the state in which it would have been had the unauthorized payment transaction not taken place. In the case of an unauthorized payment transaction following the loss or theft of a payment instrument, the consumer's payment service provider can seek from the seller the losses associated with the use of the lost or stolen instrument.

        Online communication and website hosting services.    The LCEN sets out the rules for the liability of Internet service providers, website editors, e-merchants and website hosting companies, notably dealing with how eCommerce and encryption are managed.

        The LCEN makes direct or indirect identification compulsory for publishers of online communications services and distinguishes between editors of online communication services and website hosting service providers. The LCEN requires editors of online communications services to provide certain identification information, with more limited obligations imposed on editors of non-business related online communications services. All editors of online communication services are subject to a general obligation to monitor the information made publicly available through their websites. Editors may be held liable in tort for the content of such information, or in certain cases, for example slander, may be subject to criminal sanctions.

        Under sections 6-I-2 and 6-I-7 of the LCEN, website hosting service providers have neither a general obligation to monitor the information that they transmit or store, nor a general obligation to actively seek facts or circumstances indicating illegal activities. The LCEN clearly provides that website hosting service providers cannot be held civilly liable for illicit content stored, absent actual knowledge of the illicit nature of such content or of facts or circumstances evidencing illegality. In addition, website hosting service providers are required under the LCEN to obtain and retain for one year information identifying authors of content, including but not limited to user and connection data, and may be required by judicial order to provide such information to the authorities. The information such website hosting providers are required to obtain and retain is set forth in Decree n°2011-219 of February 25, 2011. The validity of such Decree was confirmed by the Conseil d'Etat on November 20, 2013. However, in a decision rendered on April 8, 2014, the European Court of Justice ruled that the European Directive 2006/24/EC of March 15, 2006, on the retention of data generated or processed in connection with the provision of publicly available electronic communications services or of public communications networks and amending Directive 2002/58/EC, or the Retention Data Directive, was no longer valid. The invalidity of the Retention Data Directive may impact a number of French provisions, including Decree n°2011-219.

        Internet advertising.    In France, Law n° 93-122 of January 29, 1993, or the French Transparency Law, imposes certain transparency and disclosure obligations on purchasers of advertising space, their intermediaries and vendors of advertising space. The French Transparency Law applies to the extent the advertising message is disseminated for the benefit of a French company and is primarily received in France and establishes restrictions on payment terms and conditions. In particular, it requires that pricing conditions, including rebates, be clearly mentioned on purchase invoices, which must be sent directly to the advertiser, even if payment is to be made by an intermediary.

        Data Privacy and Protection.    In France, we are subject to specific laws and regulations with respect to the processing of personal data, including user, customer, vendor and employee data, which implement the European Union Directive 95/46/EC of October 24, 1995, or Data Protection Directive, and the e-Privacy Directive, as amended by European Union Directive 2009/136/EC dated November 25, 2009, transposed into French law by legislative order n°2011-1012 dated August 24, 2011. In particular, the French Data Protection Act, Law n°78-17 of January 6, 1978 amended notably by Law n°2004-801 of August 6, 2004, reinforces individuals' rights over their personal information and gives the National Commission on Information Technology and Liberty (Commission Nationale de

l'Informatique et des Libertés), or CNIL, which is France's data protection authority, the power to intervene on their behalf.

        The CNIL has, in cases involving infringement of individual rights and freedoms, a wide range of powers to intervene, including the right to request court orders to curtail the use of the information or a request for a temporary suspension, blocking of information or withdrawal of authorization. The CNIL can issue monetary fines up to €150,000 for the first reported infringement and up to the lesser of €300,000 or 5% of a company's revenues (excluding tax) for repeated infringements. It may also make public warnings and may order notices of the warnings issued to be inserted in any publication, newspaper or media it indicates, with the costs paid by the persons penalized. Failure to comply with French data protection requirements may, in addition, trigger criminal sanctions of up to five years imprisonment and up to a €1.5 million fine.

        Transmission of unsolicited e-mails of a commercial nature, known as "spamming," to individuals is prohibited, unless the recipient has given a prior consent, known as "opt-in," to such communication. French law provides an exception for unsolicited e-mails sent to a recipient with whom the sender has an existing relationship, meaning a relationship of the same nature, with the same person, and for "analogous products or services." Such communication is exempt from the requirement of obtaining the recipient's consent, provided that each commercial e-mail offers the possibility for the person solicited to object to receiving similar messages in the future, such as an "unsubscribe" link.

        Pursuant to the requirements of the e-Privacy Directive, companies must, among other things, obtain consent to store information or access information already stored, on a user's terminal equipment (such as a computer or mobile device). These requirements predominantly regulate the use by companies of cookies and similar technologies. Prior to providing such consent, users must receive clear and comprehensive information in accordance with the Data Protection Directive about the access and storage of information. Certain exemptions to these requirements, such as (i) storage and access strictly necessary to provide a service explicitly requested by the user or (ii) the legitimate interests of the data controller or recipient (provided the interests and fundamental rights and liberties of the data subjects are preserved), are available.

        European Union Directive 2009/136/EC of November 25, 2009, amending European Union Directive 2002/22/EC on universal service and users' rights relating to electronic communications networks and services, the e-Privacy Directive, as amended, and Regulation (EC) No. 2006/2004 of October 27, 2004, on cooperation between national authorities responsible for the enforcement of consumer protection laws, introduced a requirement for countries in the European Economic Area to enact specific legislation requiring companies like ours together with advertisers and publishers to present users with an information notice and obtain their consent prior to placing cookies or other tracking technologies. Directive 2009/136/EC and country-specific laws which follow or have already followed the e-Privacy Directive may reduce the amount of data we can collect or process. As a result of these regulatory changes in Europe and related public attention, some leading browser providers have developed or are further developing browsers which reject third-party cookies as the default setting or at least make it easier for consumers to reject cookies or other similar tracking technologies. The changes in Europe following the amendment to the e-Privacy Directive, which require advertisers or companies like ours to obtain informed consent from users for the placement of cookies or other tracking technologies and the delivery of targeted advertisements, have also resulted in a significant increase in publicity surrounding use of data for targeted advertising, which has heightened consumer awareness and influenced consumer sentiment.

        The amended e-Privacy Directive should have been implemented by the countries of the European Economic Area by May 25, 2011. The requirement to obtain users' consent has been implemented differently across such countries. As opposed to some countries, which permit companies to imply consent from the user's proceeding onto the website and continuing their navigation after they have been clearly informed about how cookies are used without disabling them, France requires through law and guidance that the user's explicit consent must be obtained prior to the placement of cookies for targeted advertising purposes.

        The position regarding explicit versus implied consent is still not fully settled within the European Economic Area, or the European Union. On October 2, 2013, the Article 29 Data Protection Working Party, a group with an advisory status composed of representatives of the European Union data protection authorities and of the European Commission, among others, issued new guidance on obtaining consent for cookies under the e-Privacy Directive and recommended that consent be expressed by the user's positive action or other active behavior, such as clicking on a link, image or other content, based on clear information that cookies will be set as a result of this action. In some countries where legislation and/or regulators' guidance had previously taken a strict explicit consent position, regulators and some legislators recently have shown more flexibility and willingness to accept an implied consent approach.

        Pursuant to CNIL guidance, on the entry page of the website, users must be shown a notice indicating that proceeding onto the website and continuing their navigation will be deemed consent by the user to the setting of cookies. This notice, which cannot disappear until the user has continued their navigation, must indicate the purpose of the services proposed to be provided through the cookies and give access to options to object to such cookies. Consent remains valid for a maximum period of 13 months, after which consent from the users must again be sought. This is an implied consent regime through information and control. Liability for the compliance with this recommendation is shared between advertisers, publishers and networks, including 3W Régie. We need the assistance of the advertisers and publishers with whom we work to ensure our mutual compliance with these rules, including to provide appropriate information and obtain the user's consent, including explicit consent where required.

        On January 25, 2012, the European Commission issued a proposal for a regulation on the protection of individuals with regard to the processing of personal data and on the free movement of such data, or the General Data Protection Regulation. Following a positive opinion from the leading Civil Liberties, Justice and Home Affairs Committee on October 21, 2013, the European Parliament gave its full support to this proposal on March 12, 2014. The General Data Protection Regulation is intended to replace the Data Protection Directive with an obligation to conduct a data protection impact assessment for risky processing operations, and includes stronger requirements for consent, data breach notification and restrictions on the collection and use of "sensitive" personal data, as well as stricter enforcement. It would also introduce the concepts of privacy by design and the right to be forgotten. One of the main reasons for the change is to ensure uniformity of implementation throughout the European Union, as implementation of the Data Protection Directive has diverged among the European Union Member States, or the Member States. This is also the reason why the European Commission has proposed the new rules in the form of a European Union regulation, which will be directly applicable in the Member States, without further implementation as would be required by a directive. To the extent current French laws are inconsistent with the General Data Protection Regulation, it would replace such laws. It is currently expected that the General Data Protection Regulation will not take effect until 2016 or later.

        The General Data Protection Regulation's more stringent requirements on privacy user notifications and data handling than the Data Protection Directive may present challenges to our ability to collect customer data and promote our sites, product offerings and services through electronic communications, and also impact the operations of our online advertising sales agency, 3W Régie.

Brazil

        Commercial transactions executed through the Internet began in Brazil in 1998 and since then have grown considerably. Brazil is at the same level as developed countries in terms of quality of electronic transactions and Brazil has demonstrated that it is prepared to remain engaged in the Internet market.

        It is not clear, though, how existing laws governing issues such as general commercial activities, property ownership, sales and other taxes and copyrights and other intellectual property issues apply to eCommerce businesses in Brazil. The majority of laws in these areas were adopted before the Internet was available and, as a result, such laws do not contemplate or address the unique issues raised by the Internet. Due to these areas of legal uncertainty, and the increasing popularity and use of the Internet, it is possible that new laws and regulations with respect to eCommerce will be adopted in Brazil, or elsewhere, that could cover issues such as pricing, content and quality of products and services, taxation, advertising, intellectual property rights, consumer protection and information security.

        There are some Brazilian laws applicable to offline business that also apply to online business. Contracts executed electronically differ from other types of contracts only in form and in the means by which they are executed, which means that requirements for the validity of electronic contracts are the same that are established for other types of contracts. Thus, conflicts related to these contracts may be settled based on the current Brazilian legislation, such as Law No. 10,406/02, or the Brazilian Civil Code, which may apply to B2B transactions and Law No. 8,078/90, or the Brazilian Consumer Protection Code, which is applicable to B2C transactions. In 2013, the Brazilian government approved the Decree n° 7962/13, which regulates the Brazilian Consumer Protection Code to deal with the purchase of goods and services through electronic means. Moreover, the various disperse privacy and data protection laws may also apply to eCommerce transactions.

        Consumer Protection.    The Consumer Protection Code sets forth the legal principles and requirements applicable to consumer relations in Brazil. This law regulates, among other things, commercial practices, product and service liability, strict liability of the supplier of products or services, reversal of the burden of proof to the benefit of consumers, the joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, advertising and information on products and services offered to the public. Even in relations between Brazilian consumers and foreign suppliers, the application of the Consumers Protection Code before Brazilian courts is sustainable, especially because it involves a rule of public order. Moreover, Brazilian case law normally guarantees wide protection to the rights of consumers, and its interpretation is normally favorable to the consumer.

        Consumer relations within the Internet guarantee consumers all the rights conferred thereon by the Consumer Protection Code, including the right of regret, which allows consumers to cancel acquisitions made outside commercial establishments within seven days of acquisition or receipt of product or service. In order to regulate the applicability of the Consumer Protection Code to eCommerce, the Brazilian government approved, in 2013, the Decree No. 7962/2013, which sets forth specific rules applicable to eCommerce in Brazil. According to the Decree, suppliers shall expressly inform on websites their names, taxpayer registration numbers, physical and electronic addresses, as well as all essential information about the products or services offered, including any eventual charge or restriction applied to the offer.

        The Decree also imposes on suppliers other rules applicable to eCommerce, including: (i) an obligation to provide consumers with a summary of the contract prior to concluding the purchase; (ii) an obligation to provide effective tools for the consumer to identify and immediately correct any mistakes that occurred during the purchase (iii) an obligation to promptly confirm receipt of acceptance of the offer and other consumers' demands; (iii) an obligation to keep an adequate and effective consumer service, providing the consumer with access to information, questions, complaints, suspension or cancellation of the contract; (iv) an obligation to use effective security mechanisms for payment and treatment of consumer data; and (v) an obligation to ensure the right of regret through the same tool used by the consumer to make the purchase and to promptly inform the use of such right to the applicable financial institution or credit card administrator, so as to avoid any charge or to ensure prompt reimbursement.

        With respect to group buying websites, the Decree also requests information regarding the minimum quantity of consumers required for the sale, the period for use of the offer, as well as identification of the supplier responsible for the website and the supplier responsible for the offered product or service.

        Data Privacy and Protection.    There is no specific data protection law in Brazil. However, there are sparse laws dealing with privacy and data protection in general terms which may affect our business:

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  Brazilian Constitution: The Brazilian Constitution provides that "privacy, honor and image" of a person are fundamental rights of any individual and are inviolable. Violation of such rights may give rise to compensation for material and moral damages. The Brazilian Constitution also establishes that an individual's mail, data and telephone communications are inviolable, although access may be obtained for evidentiary purposes by means of court orders, such as those issued in the context of criminal investigations or proceedings. Moreover, it is guaranteed to any individual or legal entity the habeas data proceeding against controllers of public and private databases in order to access and rectify any of their data.

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  Law No. 9,507, or the Habeas Data Law: This law and its corresponding regulations, sets forth, among other things, privacy requirements and consumers' rights to access, modify and know information collected about themselves in databases.

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  Brazilian Civil Code: The Brazilian Civil Code provides that the private life of an individual is inviolable. It also establishes that the violator of privacy rights is liable for material and moral damages as a result of a violation. In this regard, although Brazilian law does not provide for punitive damages, in addition to actual losses and damages, a judge may award indemnification for moral damages, which amount may vary on a case a case basis. Therefore, indemnification for losses due to the misuse of personal information in Brazil consists of actual losses (which amount will be determined by a judge based on the actual losses proven to have been suffered by the claimant as a result of such misuse), as well as moral damages.

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  Brazilian Consumer Protection Code: Specifically applicable to the use of personal information of customers and prospective customers, the Consumer Protection Code was enacted with a view towards creating fair consumer relationships on products and services and introducing new tools which consumers may use in order to make consumer relationships with suppliers more balanced. Pursuant to art. 43 of the Consumer Protection Code, any consumer must be allowed to freely access their own data contained in any files, index cards, records, personal and consumer data, as well as their respective sources. With regards to consumer relationships, the Consumer Protection Code requires that the individual whose data is being gathered is informed of the input of their information in the database. In other words, a supplier of goods and services should inform a customer or prospective customer that their personal information is being used, collected or gathered, as per each case.

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  New Internet Law: Among other rights and guarantees assured by the recently enacted Internet Law, the inviolability of privacy and intimacy stands out, mainly in connection with communications over the Internet or those stored privately, which may only be disclosed upon a valid court order, duly justified by a competent authority. Pursuant to the New Internet Law, which came into effect on June 24, 2014, the delivery of personal data to third parties, including records of connections and access to Internet applications, may only occur upon free, express and informed consent of the user, except for cases of breach of confidentiality allowed by law. Personal data, including connection records and information about access to applications on the Internet, may not be communicated to third parties without free, express and informed consent of the data subject or in cases excepted by the Internet Law. All data collection, use, storage and processing activities by websites requires express consent of the data subject, who must receive clear upfront information why and for what purpose such data is collected. In this regard, the data subject must expressly opt-in to the disclosure of data and records to third parties, which means that the so-called adhesion contracts will no longer suffice. Internet users also have the right to have their personal data deleted at the end of the contractual relation with the provider of the Internet application.

MANAGEMENT

Directors, Director Nominees and Executive Officers

        The following tables provide information regarding our directors, director nominee and executive officers as of the date of this prospectus (ages are given as of October 6, 2014). The business address of each of our directors, director nominee and executive officers listed below is our registered office address at Professor Dr Dorgelolaan 30D 5613 AM Eindhoven, The Netherlands.

Directors and Director Nominees

        The below individuals are our current directors and director nominee. Immediately following the completion of this offering, our board of directors will consist of nine directors.

Name	Age
Director nominee
Jean-Charles Naouri, Chairman	65
Executive director
Germán Quiroga, Co-CEO	46
Non-executive directors
Ronaldo Iabrudi dos Santos Pereira	59
Arnaud Strasser	45

        The following paragraphs set forth biographical information regarding our directors and director nominee:

        Jean-Charles Naouri is a director nominee and will serve as Chairman of the board of directors. He currently serves as Chairman and Chief Executive Officer of Casino (since 2005) and also serves as President of Euris SAS, the ultimate parent company of Casino Group which he controls, as Chairman of the board of directors of Rallye and CBD, and as Director of F. Marc de Lacharrière FIMALAC SA. Mr. Naouri is also the Vice-Chairman of the Casino Group Corporate Foundation and Chairman of the Euris Foundation. In June 2013, Mr. Naouri was appointed by France's Ministry of Foreign Affairs to be a special representative for Economic relations with Brazil. In the past five years, he has served as Chairman and CEO (until 2013) and Member of the Supervisory Board (until 2013) of Monoprix SA, CEO of Rallye (until 2013), Chairman of Finatis SA (until 2010), and Director and Member of the Audit Committee of Natixis SA (until 2010). From 1982 to 1986, he served as chief of staff for the Minister of Social Affairs and National Solidarity of France and then of the Minister of Economy, Finance and Budget of France. Mr. Naouri is Inspecteur des Finances (Finance Inspector) for the French government. Mr. Naouri is a graduate of Ecole Normale Supérieure and Ecole Nationale d'Administration (ENA) in France, and he attended Harvard University. He holds a PhD in Mathematics.

        Germán Quiroga has served as Executive Director since May 30, 2014 and was appointed Co-CEO in June 2014. Mr. Quiroga is the founder of each of Nova Pontocom and E-Hub Consultoria, Participações e Comércio S.A., and has served as Chief Executive Officer of those companies since 2010 and 2008, respectively. Mr. Quiroga also founded PontoFrio.com, and served as its Chief Executive Officer from 2008 to 2010. In addition, Mr. Quiroga currently serves as Vice Chairman of the board of directors of TOTVS S.A., and is a member of the board of directors of each of Câmara Brasileira de Comércio Eletrônico (Brazilian Chamber of Electronic Commerce), Associação Brasileira das Relações Empresa Cliente (Brazilian Association for Business-Client Relations) and Federação do Comércio de Bens, Serviços e Turismo (Brazilian Federation for the trade of Goods, Services and Tourism). Mr. Quiroga was one of the founding members of americanas.com (today part of B2W). Mr. Quiroga holds an MBA in Digital Systems from the Universidade Federal de São Paulo and a BS in Electronic Engineering from the Instituto Militar de Engenharia.

        Ronaldo Iabrudi dos Santos Pereira has served as one of our directors since July 24, 2014. Mr. Iabrudi has served as Chief Executive Officer of CBD, as chairman of the board of directors of Via Varejo and as a member of the executive committee of Casino since 2014, and as a member of the board of directors of CBD, since 2013. Mr. Iabrudi is also the chairman of the board of directors of Lupatech S.A., a member of the board of directors of Estácio Participações S.A. and a partner of Viaw and Agrobanco. Previously, Mr. Iabrudi was a member of the board of directors of Cemar, chief executive officer of Magnesita S.A. from 2007 to 2011, chief executive officer of Telemar Group from 1999 to 2006, chairman of the board of directors of Telemar Operadora and a member of the board of directors of other subsidiaries of the Telemar Group, chief executive officer of Ferrovia Centro-Atlântica from 1996 to 1999 and chairman of the board of directors of Porto de Angra and an executive officer and financial officer of Gerdau Group from 1984 to 1996. Mr. Iabrudi holds a bachelor's degree from Pontifícia Universidade Católica de Minas Gerais, a masters degree in organizational development from Université Paris I Panthéon-Sorbonne and a masters degree in management of changes from Université Paris IX Dauphine.

        Arnaud Strasser has served as one of our directors since May 30, 2014. Mr. Strasser has served as Director, Corporate Development and Holdings of Casino and a member of the Casino Management Board since 2010. He has also served as a member of the board of directors of Éxito since 2010 (member of the Good Governance Code Assessment, Follow-up and Compensation Committee), member of the board of directors of CBD since 2010 and Vice Chairman since 2012 (member of the Human Resources and Compensation Committee), and a member of the board of directors and Vice Chairman of Via Varejo since 2012 (member of the Human Resources and Compensation Committee). Mr. Strasser also served as a member of the board of directors of Big C Supercenter until 2014. Mr. Strasser joined Casino in 2007 and served until 2009 as Advisor to the Chairman for International Development of Casino. Mr. Strasser is a graduate from the École Nationale d'Administration (ENA), he also holds a masters degree from the Hautes Etudes Commerciales (HEC), and a masters degree from the Institut d'Etudes Politiques de Paris.

Executive Officers

        The below individuals will be our executive officers upon the completion of this offering.

Name	Age	Title
Emmanuel Grenier	43	Co-Chief Executive Officer
Germán Quiroga	46	Co-Chief Executive Officer
Vitor Fagá de Almeida	39	Executive Vice President and Chief Financial Officer
David I. Mossé	41	Executive Vice President and General Counsel
Fernando Tracanella	42	CFO and HR Director, Nova OpCo
Nicolas Woussen	38	Deputy CEO, Finance, Legal and HR, Cdiscount

        The following paragraphs sets forth biographical information regarding our Non-Board executive officers. For biographical information regarding Germán Quiroga, please see "—Directors and Director Nominees" above.

        Emmanuel Grenier was appointed as our Co-CEO in June 2014. Since joining Casino Group in 1996, Mr. Grenier has served in a variety of roles in supply chain and IT, most recently as Managing Director and Chief Executive Officer of Cdiscount since 2008. In addition, Mr. Grenier currently serves as President of Cdiscount Group and CD Africa S.A.S., and as director of E-Trend S.A.S., C-Distribution Asia Pte. Ltd. (C-Asia), C Distribution (Thailand) Ltd. and Moncornerdeco.com S.A.S. Mr. Grenier holds a masters degree from ESC Chambéry in France.

        Vitor Fagá de Almeida was appointed as our Executive Vice President and CFO in September 2014. Before joining our company, Mr. Fagá served as CFO and Investor Relations Officer of Via Varejo,

since March 2013. Since joining GPA in 2010, Mr. Fagá has served in a variety of roles, most recently as CFO and Investor Relations Officer, since 2012. Prior to that, Mr. Fagá served as CFO at Medial Saúde and as strategy consultant at Boston Consulting Group. Mr. Fagá holds a BA in Economics from Campinas State University in Brazil.

        David I. Mossé was appointed as our Executive Vice President and General Counsel in July 2014. Before joining our company, Mr. Mossé served as Senior Vice President—Chief Strategy Officer, General Counsel and Corporate Secretary of Dick's Sporting Goods, Inc., since July 2010. Prior to that, Mr. Mossé served as Senior Counsel, Chief Compliance Officer and Investment Team Member of Trian Partners, a New York based investment management firm, since 2005, and as Vice President and Assistant General Counsel of Triarc Companies, Inc., a publicly traded holding company with various controlled business interests, since 2003. Mr. Mossé began his career as a Corporate Associate for the New York law firm of Cravath, Swaine & Moore LLP. Mr. Mossé earned his BA in Political Science and Biological Anthropology and Anatomy from Duke University and his JD from New York University School of Law.

        Fernando Tracanella has served as CFO and Human Resources Director of Nova OpCo since 2010. Since joining GPA in 1999, Mr. Tracanella has served in a variety of roles such as Investor Relations Director, Strategic Planning Director and M&A Director. Mr. Tracanella holds an MBA from Fundação Getulio Vargas (FGV) and a BA in Business Administration from Pontifícia Universidade Católica de São Paulo.

        Nicolas Woussen has served as Deputy CEO in charge of Finance, Legal and Human Resources of Cdiscount since 2010. Since joining Casino Group in 2005, Mr. Woussen has served as Director of Corporate Development and Holdings. In addition, Mr. Woussen currently serves as director of Cdiscount S.A., Banque Casino and Moncornerdeco.com S.A.S., and is member of the Advisory Board of Partech International. Mr. Woussen is a graduate from Hautes Etudes Commerciales (HEC).

Board Structure

        Our Company has a single-tier board of directors. Immediately following the completion of this offering, our board of directors will consist of nine directors, including eight non-executive directors and one executive director. The Framework and IPO Agreement provides for the appointment of our initial board of directors by our Founding Shareholders and does not provide appointment rights to any shareholder following the completion of this offering. See "Certain Relationships and Related Party Transactions—Reorganization Related Agreements—Framework and IPO Agreement." In order to provide for the progressive renewal of the board of directors and to provide for continuity on the board, directors' initial terms of office will be off-set such that three of the initial directors will be appointed for an initial term of one year, three initial directors will be appointed for an initial term of two years and three initial directors will be appointed for an initial term of three years. As a result, the initial terms of our directors will expire at the annual general meeting of shareholders in 2015, 2016 or 2017, depending on their respective terms. Directors elected following the expiration of their initial terms are expected to serve three year terms, although following each director's initial term, the internal rules for our board of directors and its committees, or Board Rules, allow for other terms if proposed by the board of directors and approved by a resolution of the shareholders. A director may be re-elected to serve for an unlimited number of terms.

        Decisions of the board of directors require the affirmative vote of a majority of the directors present or represented at any meeting of our board of directors where at least a majority of the full board is present or represented. The chairman of the board of directors casts the deciding vote in the event that any vote of the board of directors results in a tie. The board of directors may also act by written consent, evidenced by a resolution of the board of directors signed by at least a majority of the full board.

        In accordance with Dutch law, our Articles of Association provide that our directors will be appointed by our general meeting of shareholders. A director may be removed or suspended, with or without cause, by a resolution of our general meeting of shareholders passed by a simple majority of the votes cast. In addition, our executive director may be suspended by our board of directors. Our Non-Board Co-CEO may be appointed, suspended and/or removed by our board of directors.

        Our executive director, currently Germán Quiroga, shall be a Co-CEO, or our Board Co-CEO. In addition, our board of directors will appoint another person, who shall not be a director, as the other Co-CEO, or our Non-Board Co-CEO. Emmanuel Grenier shall initially serve as our Non-Board Co-CEO. Pursuant to our Board Rules, the role of Board Co-CEO shall alternate between the Co-CEO in charge of the Nova operations and the Co-CEO in charge of the Cdiscount operations. The Non-Board Co-CEO will attend and participate in meetings of the board of directors as an observer, but will not vote. The duties, responsibilities and powers of the Non-Board Co-CEO are subject to certain limitations under Dutch law. Our board of directors may at any time determine that the specific circumstances require the board of directors to perform its duties through deliberation and decision-making among the directors only, without the Non-Board Co-CEO being present.

        The rotation applicable to our Co-CEOs does not confer any individual right to continued or renewed appointment to Germán Quiroga and Emmanuel Grenier or the individuals succeeding them, but relates only to their function of Co-CEO in charge of the Nova operations or the Cdiscount operations, respectively. As an initial matter, Germán Quiroga, Board Co-CEO, will be primarily in charge of the Nova operations and Emmanuel Grenier, Non-Board Co-CEO, will be primarily in charge of the Cdiscount operations. Subject to the board's powers, certain decisions relating to the day-to-day operations and general affairs of Cnova, as a whole, will be jointly determined by our Co-CEOs, with the chairman of our board of directors providing the deciding vote in the event of a disagreement.

        The primary responsibility of our non-executive directors is to supervise the management, including the Board Co-CEO, to oversee the functioning of the board of directors, and provide advice to our Co-CEOs and senior management, including supervising the execution of our Company's strategy by our Co-CEOs and senior management and monitoring the general affairs of our Company and the business connected with it. The primary responsibility of our Board Co-CEO is to manage, subject to the limitations of Dutch law, jointly with the Non-Board Co-CEO but without prejudice to the Board Co-CEO's responsibility as a director and the board of director's collective responsibility, our Company's day-to day operations, the general affairs of the Company and of the Company's group.

        Our board of directors as a whole or any Co-CEO individually is authorized to represent us in dealings with third parties. Our board may elect to adopt a list of decisions by the Co-CEOs requiring a prior approval by the board as a whole, the Chairman or certain committees.

Director Independence

        As a "controlled company" under the NASDAQ rules, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent directors. However, our board of directors has determined that, under current NASDAQ listing standards regarding independence (which we are not currently subject to), and taking into account any applicable committee standards, two of our non-executive directors,             and            are independent directors and that            and            also qualify as "independent" under the Dutch Corporate Governance Code.

Corporate Governance Practices

        After the completion of this offering, we will be a "controlled company" under the corporate governance rules of the NASDAQ. A "controlled company" is a company of which more than 50% of the voting power is held by an individual, a group or another company. Following the completion of

this offering, it is expected that our Founding Shareholders will beneficially own            % of our ordinary shares and 100% of our special voting depository receipts for our special voting shares, representing            % of the voting power of all of our ordinary shares and special voting shares voting together as a single class, assuming no exercise of the underwriters' over-allotment option to purchase additional ordinary shares.

        Pursuant to the "controlled company" exemption, we will not be required to meet certain corporate governance requirements discussed below. In the event that we cease to be a controlled company, we may elect to comply with the provisions of the NASDAQ rules that apply to non-controlled companies within the transition periods specified in the corporate governance rules, or we may avail ourselves of the exemption from corporate governance rules afforded to foreign private issuers, as discussed below.

        Subject to certain exceptions, the NASDAQ listing standards permit a foreign private issuer to follow its home country practice in lieu of the NASDAQ listing standards. A foreign private issuer that elects to follow a home country practice instead of the NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed instead of any such requirement. Certain NASDAQ corporate governance requirements are not reflected in the Dutch Corporate Governance Code or Dutch law.

        We have opted out of the following NASDAQ corporate governance rules:

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  As a "controlled company," we do not intend to comply with the NASDAQ requirement that a majority of the members of our board of directors be independent. Although we are not required to make a formal determination regarding the independence of our directors under NASDAQ corporate governance rules, we have determined that                                    of our directors,                         and                         , are independent under those rules. In addition, although the Dutch Corporate Governance Code requires the majority of the members of the board and all but one of the group of the non-executive directors to be independent, the Dutch Corporate Governance Code also provides that a company may elect not to apply certain of the Dutch Corporate Governance Code's provisions, if the company explains the reasons for such non-application in its annual report filed in the Netherlands. As described under "Description of Share Capital—Dutch Corporate Governance Code," we may from time to time not comply with the Dutch Corporate Governance Code provisions with respect to director independence. As described under "—Management—Director Independence,"                        of our non-executive directors are independent under the Dutch Corporate Governance Code.                                    of our non-executive directors, who are directors, executive officers or other representatives of members of the Casino Group that hold 10% or more of our issued share capital, qualify as independent under the Dutch Corporate Governance Code as a result of an exception applicable to our corporate group. In the future, we may have fewer non-executive directors who qualify as independent directors under the Dutch Corporate Governance Code.

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  Our audit committee will not consist of at least three directors. Our audit committee will be comprised of two independent directors.

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  We will not have a separate compensation committee and a separate nominations committee. The functions traditionally performed by the compensation committee and nominations committee will instead be performed by a single committee of our board of directors, the nomination and remuneration committee. Our nomination and remuneration committee will not consist entirely of independent directors.

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  We will not have quorum requirements for meetings of shareholders. As a Dutch corporation, we will comply with Dutch corporate law, which provides that the validity of a resolution by the general meeting of shareholders does not depend on the proportion of the capital or shareholders represented at the meeting (i.e. quorum), unless the law or articles of association of a company provide otherwise.

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  We will not follow the requirement of shareholder approval for certain issuances of securities, including (i) in connection with the acquisition of shares or assets of another company that will equal 20% or more of the number of shares or voting power outstanding, (ii) when it would result in a change of control or (iii) in connection with a transaction other than a public offering involving the sale, issuance or potential issuance of ordinary shares at a price less than market value if greater than 20% of our pre-transaction issued and outstanding shares are sold. We, however, will comply with the applicable Dutch law and our Articles of Association with respect to the issuance of shares, as described under the heading "Description of Share Capital—Issuance of Shares and Preemptive Rights."

        Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ corporate governance rules to the extent Dutch law does not provide similar protections. Furthermore, our officers, directors and principal shareholders will be exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act. In addition, as a foreign private issuer, we are not required to comply with U.S. rules with respect to the solicitation of proxies and provision of proxy statements for meetings of shareholders. We do intend to provide shareholders with an agenda and other relevant documents for the general meeting of shareholders and, although Dutch law does not have a regulatory regime for the solicitation of proxies, shareholders will be entitled to give proxies and voting instructions to us and/or third parties in connection with our annual or extraordinary general meetings of shareholders.

Board and other Management Committees

        Upon completion of this offering, we will have two board committees, an audit committee and a nomination and remuneration committee. These committees will be governed by our Board Rules. We will also have a management and strategy committee and an operations committee, which will be non-board committees.

Audit Committee

        Upon completion of this offering, our audit committee will consist of two directors. Our board of directors has determined that                 is an "audit committee financial expert" as defined by the SEC and                and                meet the additional criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Exchange Act, as well as the criteria for independence set forth in best practice III.2.2 of the Dutch Corporate Governance Code. Our audit committee will oversee our accounting and financial reporting processes and the audits of our consolidated financial statements. The role of the audit committee will be described in the audit committee charter.

Nomination and Remuneration Committee

        Upon completion of this offering, our nomination and remuneration committee will consist of three directors. Our board of directors has determined that                        is independent under the NASDAQ rules. Our nomination and remuneration committee will assist our board of directors and our Non-Board Co-CEO in selecting individuals qualified to become our directors, determining the composition of our board of directors and its committees and reviewing and recommending our compensation structure, including compensation relating to our directors and senior management. Our Co-CEOs may not be present at any committee meeting in which their compensation is to be discussed. The role of the nomination and remuneration committee will be described in the nomination and remuneration committee charter.

Management and Strategy Committee

        Upon completion of this offering, our management and strategy committee will consist of our Chairman, Jean-Charles Naouri (who will preside over the committee), our Co-CEOs, our Chief Financial Officer and our General Counsel. Other members of senior management may also be invited to participate on the management and strategy committee. The management and strategy committee is not a board committee, but an ad hoc committee that will act as a liaison between the board of directors, senior management and our operations committee. The responsibilities of the management and strategy committee will include advising the board of directors and making proposals regarding the orientation of our strategy, monitoring and advising senior management on the implementation of that strategy and material operational matters, general supervision of our operations and other matters.

Operations Committee

        Upon completion of this offering, our operations committee will consist of nine members: our six executive officers, Jérémy Fichet, CEO of Cdiscount Thailand, Stefan Krautwald, CEO of Cdiscount Colombia and Ferdinand Tomarchio, our group coordination officer. The operations committee is not a board committee, but an ad hoc committee established by the Co-CEOs with the approval of the Chairman of the board of directors. The Co-CEOs, with prior approval of the Chairman of our board of directors, shall appoint and determine the number of members of the committee.

Code of Business Conduct and Ethics

        We expect to adopt a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Co-CEOs, CFO, controller or principal accounting officer, or other persons performing similar functions, which is a "code of ethics" as defined in Item 16B of Form 20-F promulgated by the SEC. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the Code of Business Conduct and Ethics will be posted on our website at www.cnovagroup.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Rules on Insider Trading

        Pursuant to the rules contained in the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht, or FMSA) intended to prevent market abuse, prior to the completion of this offering we will adopt an internal code on inside information that governs the trading of and carrying out of other transactions in our shares or other financial instruments by directors, others who have (co-)managerial responsibilities and employees.

        Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Indemnification and Insurance of Office Holders

        Under Dutch law, directors and certain other representatives may be held liable for damages under certain circumstances in the event of improper performance of their duties. They may in some cases be held jointly and severally liable for damages to the Company and to third parties for infringement of the articles of association or of certain provisions of the Dutch Civil Code. In certain circumstances they may also incur additional specific civil and criminal liabilities.

        Our Articles of Association provide for indemnification of our directors, former directors, Non-Board Co-CEO and former Non-Board Co-CEOs and, as determined by the board of directors in its discretion, our officers, former officers, employees and former employees, each an indemnified person, or Indemnified Person, against (i) any financial losses or damages incurred by an Indemnified Person and (ii) any expense reasonably paid or incurred by an Indemnified Person in connection with any threatened, pending or completed suit, claim, action or legal proceedings, whether civil, criminal, administrative or investigative and whether formal or informal in which he becomes involved, to the extent this relates to his position as director, former director, Non-Board Co-CEO, former Non-Board Co-CEO, officer, former officer, employee and former employee, in each case to the fullest extent permitted by applicable law. No indemnification shall be given to such Indemnified Person if (i) a Dutch court has established, without possibility for appeal, that the acts or omissions of such Indemnified Person that led to such financial losses, damages, suit, claim, action or legal proceedings as described in the previous sentence result from an improper performance of his duties as a director, former director, Non-Board Co-CEO, former Non-Board Co-CEO, officer, former officer, employee and former employee or an unlawful or illegal act, and (ii) to the extent that his financial losses, damages and expenses are covered by an insurance and the insurer has settled these financial losses, damages and expenses (or has indicated that it would do so). Our board of directors may stipulate additional terms, conditions and restrictions in relation to this indemnification. We intend to enter into indemnification agreements with our directors and certain executive officers. Under these agreements, we may agree to indemnify such persons against certain liabilities and expenses incurred by them in connection with claims made by reason of their being a director or executive officer of the Company.

        In addition, we intend to obtain an insurance policy insuring certain Indemnified Persons against damages resulting from their conduct when acting in their respective professional capacities.

Remuneration Policy of Directors and the Non-Board Co-CEO

        Under our Articles of Association, we must adopt a remuneration policy for our directors and the Non-Board Co-CEO. Such remuneration policy shall be adopted by our general meeting of shareholders. Our board of directors determines the remuneration of our directors and our Co-CEOs in accordance with the remuneration policy. Neither of our Co-CEOs shall participate in the deliberations or, if applicable, the determination of his remuneration. Our board of directors shall submit proposals concerning arrangements in the form of shares or rights to subscribe for shares to our general meeting of shareholders for approval.

        Our initial remuneration policy will be adopted prior to completion of this offering.

Compensation of Directors and Executive Officers

        In 2013, the aggregate compensation paid to our executive officers was approximately €2.7 million ($3.7 million). Since we are a newly-formed entity, this amount consists of the payments made to our executive officers in their positions at our predecessor entities. The amount includes €251,000 ($345,000) set aside to provide pension, severance, retirement or similar benefits or expenses. As we are a newly formed company, we did not pay any compensation to non-executive directors for the year ended December 31, 2013.

Directors' Service Contracts

        There are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company.

Equity Incentive Plans

Existing Cdiscount Management Incentive Plan

        Our subsidiary Cdiscount Group has issued performance shares to certain managers and employees of Cdiscount S.A. As a result, on March 5, 2014, such beneficiaries received, at the end of the vesting period, a total of 315,022 shares in Cdiscount Group, representing approximately 0.2% of Cdiscount Group's share capital and voting rights. No additional shares in Cdiscount Group are to be issued pursuant to this plan. These shares are subject to a lock-up period for a period of two years from the date of issuance (i.e., March 5, 2014), as required by French law.

        Because Cdiscount Group's shares are not listed and are therefore illiquid, Casino and each beneficiary have entered into reciprocal put and call arrangements which allow Casino to acquire from the beneficiaries, and allows each beneficiary to sell to Casino, after the expiration of the lock-up period, the Cdiscount Group shares issued pursuant to such incentive plan at a price determined according to a formula based on the performance of Cdiscount. These arrangements will be assigned to Cnova, to enable us to acquire eventually 100% of the outstanding share capital of Cdiscount Group.

Cnova N.V. 2014 Omnibus Incentive Plan

        Prior to this offering, we intend to adopt the Cnova N.V. 2014 Omnibus Incentive Plan (the "Omnibus Incentive Plan") to give Cnova a competitive advantage in attracting, retaining and motivating officers, employees, directors and consultants, and to provide incentives for future performance of services directly linked to shareholder value. The Omnibus Incentive Plan will provide our board of directors with the authority to grant stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance units, deferred stock unit awards or other awards that may be settled in or based upon the value of our ordinary shares. Subject to adjustment for changes in capitalization and corporate transactions, up to            of our ordinary shares may be issued pursuant to awards granted under the Omnibus Incentive Plan.

Deferred Stock Unit Award

        At the time of this offering, and pursuant to the Omnibus Incentive Plan, we intend to grant to certain executives of Cnova awards of deferred stock units with respect to            of our ordinary shares in the aggregate. Each deferred stock unit award will be nonforfeitable and will be settled, for no consideration, on the fourth anniversary of the completion of this offering by issuing or transferring ordinary shares to the recipient of the award. Prior to settlement, the recipient of a deferred stock unit award will not hold the ordinary shares subject to the award and, accordingly, will not have any rights as a shareholder in respect of the ordinary shares subject to the award, including voting rights. In addition, deferred stock unit awards may not be transferred except in case of the recipient's death.

Stock Appreciation Right Award

        At the time of this offering, Casino intends to grant certain executives of Cnova an award of cash-settled stock appreciation rights ("SARs") with respect to            of our ordinary shares in the aggregate. Each SAR award will vest in full on the fourth anniversary of the completion of this offering, subject to the recipient's continued service through such date. As soon as practicable following the vesting date, each SAR subject to the award will be settled by Casino for a gross amount in cash equal to the excess (if any) of (a) the lesser of the closing price of an ordinary share on NASDAQ on the vesting date and 220% of the initial public offering price per ordinary share over (b) 120% of the initial public offering price per ordinary share.

        Under certain conditions of termination of service prior to the vesting date (e.g., in the event of termination without cause), an award recipient may be entitled to retain some portion of the SARs to which he or she otherwise would have been entitled.

        As the SARs are fully cash-settled and do not give any right to receive ordinary shares of Cnova, the recipient of a SAR award will not have any rights as a shareholder in respect of the award, including voting rights. In addition, the SAR award may not be transferred except in case of the recipient's death.

 THE REORGANIZATION

Introduction

        Cnova N.V. was formed on May 30, 2014 as a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands. At formation, Casino subscribed for 450,000 ordinary shares in the capital of Cnova N.V., at that time representing the entire issued share capital of Cnova N.V. Cnova N.V. has not engaged in any business or other activities except in connection with its formation, the Reorganization and effecting this offering. Prior to the Reorganization, described below under the heading "—The Reorganization," Cnova N.V. did not have any liabilities, hold any assets (other than cash) or have any subsidiaries.

        Following the completion of the Reorganization, which occurred on July 24, 2014, Cnova N.V. owns, directly or indirectly, or has the right, directly or indirectly, to use substantially all of the assets that were used, or held for use, in the eCommerce businesses of Casino and its affiliated entities. Investors in this offering will receive, and this prospectus describes the offering of, ordinary shares of Cnova N.V. Our business will be conducted both through Cnova N.V. directly, as well as through certain of our subsidiaries.

The Reorganization

        On July 11, 2014, Casino, Companhia Brasileira de Distribuição, Via Varejo S.A., Nova Pontocom and Nova OpCo entered into the Framework and IPO Agreement, to which Cnova became a party on July 24, 2014. The agreement provides for the reorganization of the eCommerce businesses of Casino and its affiliated entities in France, Latin America and Asia under the common ownership and/or control of Cnova N.V. for the purpose of this offering. The Reorganization was effected in accordance with the Framework and IPO Agreement, through the steps described below. Following the completion of the Reorganization, Cnova N.V. owns, directly or indirectly, or has the right to use substantially all of the assets that were used, or held for use, in the eCommerce businesses of Casino and its affiliated entities in France, Latin America (including Brazil) and Asia.

        We refer to the transactions described in clauses (i) through (vi) below as the "Reorganization," and the transaction described in clause (ii) below as the "Nova Pontocom Reorganization." On or shortly prior to July 24, 2014 (except for clause (v) below, which we expect to be completed prior to the closing of this offering):

  (i)
  Casino effected a contribution in kind of all issued and outstanding shares it held in Cdiscount Group S.A.S., the holding company through which Casino conducts its eCommerce business in France, Colombia and Asia to Cnova N.V., as a result of which Cnova N.V. owns the majority (approximately 99.8%) of the shares of Cdiscount Group and as a result controls the Cdiscount business in France and abroad;

  (ii)
  Nova Pontocom Comércio Eletrônico S.A. effected a contribution in kind of substantially all of its assets and liabilities to a wholly owned Brazilian subsidiary, Nova OpCo, as a result of which Nova OpCo owns the Brazilian eCommerce businesses of CBD and Via Varejo;

  (iii)
  Nova Pontocom Comércio Eletrônico S.A. reorganized the ownership structure of Nova OpCo, such that, prior to the completion of step (iv), 100% of the share capital of Nova OpCo was held by Dutch HoldCo, which is in turn a wholly owned subsidiary of Lux HoldCo, 100% of the share capital of which is held by Nova HoldCo;

  (iv)
  Following the completion of the preceding steps, Dutch HoldCo contributed all of the issued and outstanding shares in Nova OpCo to Cnova N.V., as a result of which Cnova N.V. owns the Brazilian eCommerce businesses of CBD and Via Varejo;

  (v)
  Casino transferred 30% of its indirect interest in C-Distribution Asia Pte. Ltd, which we refer to as C-Asia and which controls Casino's eCommerce subsidiaries operating in Thailand and Vietnam to a subsidiary of Cdiscount Group, resulting in Cnova N.V. obtaining indirect 60% control over C-Asia; and

  (vi)
  Cnova N.V. obtained control over the eCommerce business of Casino in Colombia, operated through Cdiscount Colombia S.A.S., which we refer to as Cdiscount Colombia. In connection with this step, Almacenes Éxito S.A. contributed a 21% stake in Cdiscount Colombia to Cnova N.V. in consideration for newly issued ordinary shares of Cnova N.V. representing 0.16% of our share capital.

Corporate Structure

        Casino, Dutch HoldCo and Almacenes Éxito S.A. directly hold 46.34%, 53.50% and 0.16%, respectively, of our issued and outstanding ordinary shares.

        After the completion of this offering, Casino, Dutch HoldCo and Almacenes Éxito S.A. will directly hold approximately            %,             % and             %, respectively, of our issued and outstanding ordinary shares, assuming no exercise of the underwriters' over-allotment option to purchase additional ordinary shares, and will directly hold approximately 46.34%, 53.50% and 0.16%, respectively, of the special voting depository receipts representing our issued and outstanding special voting shares that will be issued upon completion of this offering. As a result, after the completion of this offering, Casino, Dutch HoldCo and Almacenes Éxito S.A. will directly control approximately            %,             % and            %, respectively, of the total voting power of our outstanding share capital.

        For a diagram summarizing our corporate structure after giving effect to the Reorganization and this offering, see "Summary—Corporate Structure."

PRINCIPAL SHAREHOLDERS

Principal Shareholders

        The following table and the notes thereto set forth certain information with respect to the beneficial ownership of our ordinary shares as of                        , 2014, as adjusted to reflect the sale of ordinary shares offered by us in this offering and the issuance of the special voting shares upon completion of this offering, for:

  •
  each shareholder known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares or special voting depository receipts for special voting shares;

  •
  each of our directors and director nominees;

  •
  each of our named executive officers; and

  •
  all of our directors, director nominees and executive officers as a group.

        Our calculation of the percentage of beneficial ownership prior to this offering is based on 412,114,952 ordinary shares and outstanding as of the date of this prospectus and 412,114,952 special voting shares (and special voting depository receipts) to be automatically issued upon completion of this offering. Our calculation of the percentage of beneficial ownership after this offering is based on            ordinary shares and 412,114,952 special voting shares (and special voting depository receipts) outstanding immediately after the closing of this offering, assuming no exercise of the underwriters' over-allotment option to purchase additional ordinary shares.

        Following the completion of this offering, it is expected that Casino, Dutch HoldCo and Almacenes Éxito S.A. will together beneficially own            of our ordinary shares and 100% of our special voting depository receipts for our special voting shares, representing            of the voting power of all of our ordinary shares and special voting shares voting together as a single class, assuming no exercise of the underwriters' over-allotment option to purchase additional ordinary shares.

        The amounts and percentages of ordinary shares and special voting depository receipts beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares and special voting depository receipts.

        Except as otherwise indicated, the business address for each of our shareholders listed below is c/o Cnova N.V., Professor Dr Dorgelolaan 30D, 5613 AM Eindhoven, The Netherlands.

	Shares and Special Voting Depository Receipts Beneficially Owned Prior to Completion of this Offering(1)					Shares and Special Voting Depository Receipts Beneficially Owned Upon Completion of this Offering(1)
	Ordinary Shares		Special Voting Depository Receipts for Special Voting Shares			Ordinary Shares		Special Voting Depository Receipts for Special Voting Shares
										% of Total Voting Power Upon Completion of this Offering
					% of Total Voting Power Prior to this Offering
Name and Address of Owner	Number(2)	% of Class	Number(2)	% of Class		Number(2)	% of Class	Number(2)	% of Class
Shareholders
Jean-Charles Naouri(3)(4)(5)(6)(7)(8)(9)	412,114,952	100.0%	412,114,952	100.0%	100.0%
Casino, Guichard- Perrachon S.A.(3)(4)(5)(7)(8)(9)	412,114,952	100.0%	412,114,952	100.0%	100.0%
Dutch HoldCo(4)(8)(9)	220,481,500	53.5%	220,481,500	53.5%	53.5%
Companhia Brasileira de Distribuição(4)(8)(9)	220,481,500	53.5%	220,481,500	53.5%	53.5%
Via Varejo S.A.(4)(8)(9)	220,481,500	53.5%	220,481,500	53.5%	53.5%
Almacenes Éxito S.A.(5)(9)	659,383	0.2%	659,383	0.2%	0.2%
Directors and Officers
Jean-Charles Naouri(3)(4)(5)(6)(7)(8)	412,114,952	100.0%	412,114,952	100.0%	100.0%
Ronaldo Iabrudi dos Santos Pereira	—	—	—	—	—
Arnaud Strasser	—	—	—	—	—
Germán Quiroga(8)	3,956,303	*	3,956,303	*	*
Emmanuel Grenier	—	—	—	—	—
Vitor Fagá de Almeida	—	—	—	—	—
David I. Mossé	—	—	—	—	—
Fernando Tracanella	—	—	—	—	—
Nicolas Woussen	—	—	—	—	—
All directors, director nominees and executive officers as a group (9 persons)	412,114,952	100.0%	412,114,952	100.0%	100.0%

*
Less than 1%.

(1)
Beneficial ownership interests set forth in this table are calculated on the basis of 412,114,952 ordinary shares outstanding on the date of this prospectus and 412,114,952 special voting depositary receipts for special voting shares to be automatically issued upon completion of the offering.

(2)
Excludes ordinary shares that are expected to be issued pursuant to any equity incentive plan adopted by our principal shareholders prior to the completion of the offering.

(3)
Includes 190,974,069 ordinary shares held of record by Casino on the date of this prospectus and 190,974,069 special voting depositary receipts for special voting shares to be issued to Casino upon completion of the offering, representing 46.34% of our outstanding share capital prior to the completion of the offering.

(4)
Includes 220,481,500 ordinary shares held of record by Dutch HoldCo on the date of this prospectus and 220,481,500 special voting depositary receipts for special voting shares to be issued to Dutch HoldCo upon completion of the offering, representing 53.50% of our outstanding share capital prior to the completion of the offering.

(5)
Includes 659,383 ordinary shares held of record by Almacenes Éxito S.A. on the date of this prospectus and 659,383 special voting depositary receipts for special voting shares to be issued to Almacenes Éxito S.A. upon completion of the offering, representing 0.16% of our outstanding share capital prior to the completion of the offering. Almacenes Éxito S.A. is a public company with its shares traded on the Colombia Stock Exchange. Casino is the indirect controlling shareholder of Almacenes Éxito S.A. and may, therefore, be deemed to be the beneficial owner of the ordinary shares and special voting depositary receipts for special voting shares held of record by Almacenes Éxito S.A.. Casino holds, directly or indirectly, 54.8% of the equity securities and voting power of Almacenes Éxito S.A.

(6)
Mr. Naouri is the indirect controlling shareholder of Casino and may, therefore, be deemed to be the beneficial owner of 100% of our ordinary shares and special voting depositary receipts for special voting shares. As of December 31, 2013, Mr. Naouri held, directly or indirectly, 99.9% of the equity securities and 99.9% of the voting power of Euris S.A.S., including pursuant to a usufruct interest with respect to a 45% interest in Euris S.A.S. owned by his three children, which entitles Mr. Naouri to all economic rights attached to such interest and all voting rights with respect to the allocation of profits. As of December 31, 2013, Euris S.A.S. held, directly or indirectly, 92.4% of the equity securities and approximately 92.4% of the voting power of Finatis S.A. As of December 31, 2013, Finatis S.A. held, directly or indirectly, 89.3% of the equity securities and approximately 93.1% of the voting power of Foncière Euris S.A. As of December 31, 2013, Euris S.A.S. held, directly or indirectly, 55.3% of the equity securities and approximately 70.4% of the voting power of Rallye S.A. As of December 31, 2013, Rallye S.A. held, directly or indirectly, 48.4% of the equity securities and approximately 59.5% of the voting power of Casino. Each of Casino, Finatis S.A., Foncière Euris S.A. and Rallye S.A. is a public company with its shares traded on the NYSE Euronext Paris. In addition to Casino, each of Casino's indirect shareholders named in this footnote may be deemed to be the beneficial holder of 100% of our ordinary shares and special voting shares by virtue of their direct or indirect control of Casino. Each of Mr. Naouri and Casino's indirect shareholders named in this footnote disclaims beneficial ownership in the ordinary shares and special voting depositary receipts for special voting shares owned of record by Casino, Dutch HoldCo and Almacenes Éxito S.A., except to the extent of any pecuniary interest therein.

(7)
Casino is the indirect controlling shareholder of Companhia Brasileira de Distribuição and may, therefore, be deemed to be the beneficial owner of 100% of the ordinary shares and special voting depositary receipts for special voting shares controlled by Companhia Brasileira de Distribuição. Companhia Brasileira de Distribuição is a public company with American depositary receipts representing its preferred shares traded on the New York Stock Exchange. Casino holds, directly or indirectly, 41.3% of the equity securities and 99.9% of the voting power of Companhia Brasileira de Distribuição. Wilkes Participações S.A., a holding entity controlled by Casino, holds 24.7% of the equity securities and 65.6% of the voting power of Companhia Brasileira de Distribuição, and Sudaco Participações S.A., also a holding entity controlled by Casino, holds 10.8% of the equity securities and 28.7% of the voting power of Companhia Brasileira de Distribuição. In addition to Casino, Wilkes Participações S.A. and Sudaco Participações S.A. may be deemed to be the beneficial holder of 220,481,500 ordinary shares held of record by Dutch HoldCo on the date of this prospectus and 220,481,500 special voting depositary receipts for special voting shares to be issued to Dutch HoldCo upon completion of the offering. Each of Casino, Companhia Brasileira de Distribuição, Wilkes Participações S.A. and Sudaco Participações S.A. disclaims beneficial ownership in the ordinary shares and special voting depositary receipts for special voting shares owned by Dutch HoldCo, except to the extent of any pecuniary interest therein.

(8)
Companhia Brasileira de Distribuição, Via Varejo S.A., Germán Quiroga and certain other shareholders of Nova HoldCo hold, respectively, 52.3%, 43.9%, 1.8% and 2.0% of the equity securities of Nova HoldCo. In addition, Companhia Brasileira de Distribuição owns, directly or indirectly, 43.4% of the equity securities and 62.3% of the voting power of Via Varejo S.A. Via Varejo S.A. is a public company with its shares traded on the Brazilian Securities, Commodities and Futures Exchange. Pursuant to a Shareholders Agreement (the "Nova Shareholders Agreement") entered into upon completion of the Reorganization among the shareholders of Nova HoldCo, the board of directors of Nova HoldCo consists of three members, two of whom are appointed by Companhia Brasileira de Distribuição and one of whom is appointed by Via Varejo S.A. Nova HoldCo holds 100% of the equity securities and voting power of Lux HoldCo. Lux HoldCo holds 100% of the equity securities and voting power of Dutch HoldCo. As a result of the Nova Shareholders Agreement, Companhia Brasileira de Distribuição and Via Varejo S.A. may each be deemed to be the beneficial owner of 220,481,500 ordinary shares held of record by Dutch HoldCo on the date of this prospectus and 220,481,500 special voting depositary receipts for special voting shares to be issued to Dutch HoldCo upon completion of the offering. Each of Companhia Brasileira de Distribuição and Via Varejo S.A. disclaims beneficial ownership in the ordinary shares and special voting depositary receipts for special voting shares owned by Dutch HoldCo, except to the extent of any pecuniary interest therein.

(9)
As the indirect controlling shareholder of each of Casino, Dutch HoldCo, Companhia Brasileira de Distribuição, Via Varejo S.A. and Almacenes Éxito S.A., Mr. Naouri may be deemed to have voting or investment control over each of the foregoing entities and the ordinary shares and special voting depositary receipts for special voting shares directly or indirectly owned by them. Mr. Naouri disclaims beneficial ownership in the ordinary shares and special voting depositary receipts for special voting shares owned directly or indirectly by each of Casino, Dutch HoldCo, Companhia Brasileira de Distribuição, Via Varejo S.A. and Almacenes Éxito S.A., except to the extent of any pecuniary interest therein.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Reorganization Related Agreements

Framework and IPO Agreement

        As part of the Reorganization, on July 11, 2014, Casino, Companhia Brasileira de Distribuição, Via Varejo S.A., Nova Pontocom and Nova OpCo entered into the Framework and IPO Agreement, to which Cnova became a party on July 24, 2014. In addition, Almacenes Éxito S.A., Cdiscount Group S.A.S., Germán Quiroga and another founder of Nova Pontocom have executed joinders to become parties to the agreement. The Framework and IPO Agreement sets forth the various steps undertaken in the Reorganization (described further in the section entitled "The Reorganization"), our governing documents, the structure of our board of directors and its committees, conditions precedent completed prior to the Reorganization, customary representations and warranties and certain other matters related to this offering. The Reorganization was completed on July 24, 2014.

        Upon completion of this offering, Cnova, the Voting Depository, certain Founding Shareholders, Nova HoldCo, Lux HoldCo and Dutch HoldCo are expected to enter into the Special Voting Agreement, as a result of which our Founding Shareholders will each, directly or indirectly, have two votes per ordinary share upon completion of this offering. See "Description of Capital Stock—Special Voting Shares, Special Voting Depositary Receipts and Special Voting Foundation."

        Pursuant to the Framework and IPO Agreement, immediately following the completion of this offering, our board of directors will consist of nine members, one of whom will be an executive director and eight of whom will be non-executive directors. Arnaud Strasser and Ronaldo Iabrudi dos Santos Pereira were appointed after selection by Casino and CBD, respectively, as non-executive directors, and Germán Quiroga was appointed as executive director and Co-CEO after selection by the Founding Shareholders jointly. In addition to the directors named in the preceding sentence, the Framework and IPO Agreement provided for the appointment of the six additional initial directors: two selected by Casino, one selected by CBD, one selected by Via Varejo and two selected by the Founding Shareholders jointly. Pursuant to this provision, Jean-Charles Naouri and                        were selected for appointment by Casino,                         was selected for appointment by CBD,                        was selected for appointment by Via Varejo and                        and                         were selected by our Founding Shareholders jointly. The Framework and IPO Agreement provided for the appointment of our initial board only, and does not provide appointment rights to any shareholder following the completion of this offering. Our board of directors has determined that, under current NASDAQ listing standards regarding independence and taking into account any applicable committee standards, two of our non-executive directors,                         and                         are independent directors, and also qualify as "independent" under the Dutch Corporate Governance Code. The Framework and IPO Agreement provides that our board of directors shall create (1) an audit committee (composed of two independent directors) and (2) a nomination and remuneration committee (consisting of three directors, at least one of whom will be independent under current NASDAQ listing standards).

        The Framework and IPO Agreement may be terminated by mutual written consent of Casino, CBD and Via Varejo at any time after December 31, 2014, if the closing of this offering has not been completed by such date. Furthermore, Casino, CBD, Via Varejo, Nova Pontocom and Éxito have agreed to undertake to use their respective reasonable best efforts to cause Cnova to complete this offering (subject to market conditions).

Contribution Agreement

        On July 24, 2014, as part of the Reorganization, we entered into a Contribution Agreement with Casino, Dutch HoldCo and Almacenes Éxito S.A. to effect the transfer by these companies of 100% of the share capital of Nova OpCo, 99.8% of the share capital of Cdiscount Group, and 21.0% of the share capital of Cdiscount Colombia, as the case may be, to us in consideration for new shares in our company. The Contribution Agreement provided for:

  •
  The contribution by Casino to Cnova of all of the issued and outstanding shares of Cdiscount Group held by Casino, resulting in the acquisition by Cnova of a 99.8% interest in Cdiscount Group and, indirectly, its subsidiaries;

  •
  The contribution by Éxito to Cnova of a 21% interest in Cdiscount Colombia, such that Cnova controls, directly or indirectly, 51% of Cdiscount Colombia;

  •
  The contribution by Dutch HoldCo to Cnova of all of the issued and outstanding shares of Nova OpCo, resulting in the acquisition by Cnova of the Brazilian eCommerce businesses of Companhia Brasileira de Distribuição and Via Varejo S.A., formerly operated by Nova Pontocom; and

  •
  For purposes of benefiting from the tax favorable regime provided for by Articles 210 A, B and C of the French tax code, which enables a tax deferral of Casino's unrealized capital gains on the Cdiscount Group shares contributed to Cnova, the Contribution Agreement contains, among other things, the following undertakings by Casino and Cnova: (i) Casino is required to hold the Cnova shares received in consideration for the contribution of the Cdiscount Group shares for at least 3 years; (ii) Cnova is required to hold the Cdiscount Group shares contributed by Casino for as long as the Cnova shares issued to Casino in consideration for the Cdiscount Group shares are held by Casino (i.e., at least 3 years); (iii) the share premium recorded by Cnova as part of the contribution of the Cdiscount Group shares by Casino is required to be earmarked and kept unchanged in the books of the Company for as long as the Cnova shares issued to Casino in consideration for the Cdiscount Group shares are held by Casino (i.e., at least 3 years) and (iv) Cnova may not reimburse, partially or fully, the contribution made by Casino and may not repurchase, partially or fully, the Cnova shares issued to Casino in consideration for the Cdiscount Group shares, for as long as such shares are held by Casino (i.e., at least 3 years). Non-compliance with these undertakings by either Casino or Cnova could result in Casino being required to pay taxes on the rolled-over capital gains on the Cdiscount Group shares contributed by Casino to Cnova.

        The transactions pursuant to the Contribution Agreement were completed shortly following its execution.

Cdiscount Colombia and Cdiscount LatAm Arrangements

        As of the date of this prospectus, Cdiscount Colombia is a controlled subsidiary of Cnova and the remaining 49% of Cdiscount Colombia is held by Éxito. Cnova and Éxito expect to enter into a reciprocal put/call agreement, pursuant to which, on or after September 1, 2017, Cnova may elect to acquire from a subsidiary of Éxito, and such subsidiary may elect to sell to Cnova, a 29% interest in Cdiscount Colombia in exchange for Cnova shares. The put/call arrangement is expected to provide for an exercise price that reflects the fair market value of the 29% interest in Cdiscount Colombia at the time the option is exercised.

        As of the date of this prospectus, CLatAm S.A., which we refer to as Cdiscount LatAm also is a controlled subsidiary of Cnova and the remaining 30% of Cdiscount LatAm is held by Éxito. Cnova and a subsidiary of Almacenes Éxito S.A. expect to enter into a reciprocal put/call agreement, pursuant to which, on or after September 1, 2017, Cnova may elect to acquire from such subsidiary, and such subsidiary may elect to sell to Cnova, a 10% interest in Cdiscount LatAm in exchange for Cnova shares. The put/call arrangement is expected to provide for an exercise price that reflects the fair market value of the 10% interest in Cdiscount LatAm at the time the option is exercised.

Indemnification Agreement

        On July 21, 2014, Nova OpCo entered into an indemnification agreement with Nova Pontocom. Pursuant to which, Nova OpCo agreed to indemnify, reimburse and hold Nova Pontocom harmless from damages, losses, expenses and costs arising from acts, facts, omissions, activities, events and legal proceedings related to the operating assets and liabilities contributed to Nova OpCo in the Nova Pontocom Reorganization. The agreement expressly excludes certain liabilities. Nova OpCo's obligation to indemnify Nova Pontocom will terminate upon expiration of the statute of limitation.

Management Undertakings Agreement

        On July 23, 2014, we entered into a management undertakings agreement with Mr. Germán Quiroga and Mr. Khair Chalita, or the Executives, Nova Pontocom and Nova OpCo, pursuant to which the Executives agree, for a period of 12 months after the later of the date on which the Executive resigns or is dismissed from the management team or the date on which the Executive transfers his beneficial ownership of all of our shares, not to: (1) compete with Nova Pontocom, Nova OpCo or us or join any of our competitors or provide services to any of our competitors or to acquire any equity interest or otherwise be linked to any of our competitors; or (2) induce any customer to purchase or sell products or services to or from any competitor, enter into any agreement with any competitor, terminate its relationship with us and our affiliates or assist or induce any entity associated with us and our affiliates to terminate their association with us or our affiliates. Furthermore, the Executives agree to provide training services to junior executives of Nova Pontocom and/or Nova OpCo and to inform our board of directors and the board of directors of Nova Pontocom and/or Nova OpCo of business opportunities that are relevant to our business and the businesses of Nova Pontocom and Nova OpCo.

Agreements Relating to our Shares

Special Voting Agreement

        We expect that, upon completion of the offering, we, the Voting Depository, Casino, Companhia Brasileira de Distribuição, Via Varejo S.A., Almacenes Éxito S.A., Germán Quiroga, Eduardo Chalita, with acknowledgment by Nova Pontocom, Lux HoldCo, and Dutch HoldCo will enter into a special voting agreement, or the Special Voting Agreement. The Special Voting Agreement will include the contractual terms of the Double Voting Right Structure as discussed in the section "Description of Share Capital—Special Voting Shares, Special Voting Depository Receipts and Special Voting Depository."

        The Special Voting Agreement will provide for the automatic issuance of the Special Voting Shares upon completion of this offering. The Special Voting Agreement will also provide for the non-transferability of special voting depository receipts except to a Permitted Transferee as described under the heading "Description of Share Capital—Special Voting Shares, Special Voting Depository Receipts and Voting Depository," and the authority for the Voting Depository to unilaterally cancel special voting depository receipts (for no compensation) in specified circumstances. The Special Voting Agreement will also include an acknowledgement of the terms and conditions (administratievoorwaarden) of the Double Voting Right Structure, or the Terms and Conditions, by each initial holder of special voting depository receipts. The Special Voting Agreement will further include an irrevocable power of attorney from each initial holder of special voting depository receipts to the Voting Depository and Cnova for acts required under the Terms and Conditions or the Special Voting Agreement.

        Pursuant to the Special Voting Agreement, the Voting Depository will be granted a call option, or the Call Option, to acquire newly issued special voting shares in the event of a capital increase of Cnova in which one or more Founding Shareholders (or their Permitted Transferees, as the case may be) participate. The Call Option will be an irrevocable right to subscribe for additional special voting shares, exercisable only by the Voting Depository. The Call Option will include circumstances in which the Voting Depository must exercise the Call Option. An issuance of special voting shares pursuant to the Call Option will not require prior authorization by our general meeting of shareholders. The Call Option will be non-transferable and cannot be encumbered in any way. The Call Option will be perpetual in nature, exercisable on more than one occasion and cannot be cancelled unless and until the Double Voting Right Structure is abolished. The Call Option will give no right to subscribe for special voting shares to the extent that our authorized share capital would be exceeded, as set forth in our Articles of Association from time to time. The Special Voting Agreement will include an undertaking by us to ensure that our board of directors shall propose an amendment to our Articles of Association in order to increase the number of special voting shares comprised in our authorized share capital if it appears that the Voting Depository will likely need to hold special voting shares in excess of the number of special voting shares that may be issued under our authorized share capital at that time.

        The Special Voting Agreement will also provide that the Voting Depository shall not, directly or indirectly, sell, dispose of, transfer or encumber any special voting share or otherwise grant any right or interest therein (other than a transfer to Cnova or a statutory right of pledge in favor of the holders of the corresponding special voting depository receipts).

        In the Special Voting Agreement, the Voting Depository will waive all of its (de minimis) economic rights in connection with the special voting shares, although Cnova will reimburse the Voting Depository for reasonable costs incurred by it in connection with the administration and operation of the Double Voting Right Structure.

        The Special Voting Agreement will also provide that in case of dissolution of the Voting Depository, the special voting shares will be transferred back to Cnova for no consideration and, if so desired, the parties to the Special Voting Agreement will seek to implement an appropriate alternative to the Double Voting Right Structure.

        The Special Voting Agreement may be amended by the holders of special voting depository receipts by two-thirds majority vote, with our consent. The holders of the special voting depository receipts may also terminate the Double Voting Right Structure by a two-thirds majority vote.

Registration Rights Agreement

        Upon completion of this offering, the Founding Shareholders and certain other members of our management are expected to enter into a registration rights agreement with us. The registration rights agreement will provide Casino and Dutch HoldCo with demand registration rights that can be exercised once per twelve-month period and provides all shareholders party to the agreement with piggyback registration rights, which, in either case, if exercised, would impose on us an obligation to register for public resale with the SEC our ordinary shares that are held by such shareholders. The demand registration rights can be exercised at any time after the expiration of the 180-day lock-up period, and include requests to register ordinary shares on a shelf registration statement once we become eligible to file a registration statement on Form F-3 or any successor or similar form and requests to effect takedowns from such shelf registration. The piggyback registration rights may be exercised when we propose to register any of our ordinary shares under the Securities Act by a preliminary prospectus, prospectus supplement or shelf registration statement, other than this initial public offering, a registration on Form S-8 or F-4 or any successor or similar form relating to the ordinary shares issuable upon exercise of employee stock options or in connection with any employee benefit or similar plan or in connection with a direct or indirect acquisition by us of another entity. In each registration pursuant to the registration rights agreement, we are required to pay the registration expenses of the selling shareholders, other than underwriting discounts and commissions and applicable transfer taxes. In addition, we have agreed to indemnify the selling shareholders in any registration pursuant to the registration rights agreement against losses suffered by them in connection with any untrue or alleged untrue statement of a material fact contained in any registration statement, preliminary prospectus, final prospectus or summary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading, except insofar as the same may be caused by or contained in any information furnished in writing to us by such selling shareholder for use therein.

Logistics and Fulfillment Agreements

Cdiscount Easydis Agreement

        On January 24, 2013, Cdiscount entered into a logistics service agreement with Easydis SAS, or Easydis, which is an affiliate of Casino. Under the terms of the agreement, Easydis manages and operates the fulfillment center located in Andrézieux, France. Easydis handles receipt of inventory at the center, inspection of products from Cdiscount's suppliers, storage of products, preparation of customer orders, management and conservation of inventory and shipping. Pursuant to two amendments dated May 16, 2014, the parties amended the duration and the scope of their initial agreement.

        The compensation payable to Easydis for operating the fulfillment center is determined on the basis of the costs and expenses associated with the operation of the fulfillment center, including cost of staff, equipment, materials and logistics platform. Cdiscount is invoiced monthly for the logistics services rendered by Easydis. Easydis is not liable for quality of the products or for any inventory shortages, except in the case of intentional or gross fault on the part of Easydis. Cdiscount retains full ownership of the products received and managed by Easydis.

        The parties amended the scope of the agreement to delivery services regarding P30 packages. (i.e., consumer products whose weight exceeds 30 kilogram, such as freezers and washing machines) and M30 packages (i.e., consumer products whose weight does not exceed 30 kilograms such as telephones, cameras, DVDs, books). Under this amendment, the compensation received by Easydis for these risks is notably computed on the basis of the size of the packages and the location of the delivery point. The parties agreed to meet on a yearly basis to renegotiate the financial terms of the amendment taking into account notably the market conditions and the comparative position.

        The term of the agreement is six years, from June 1, 2014, until June 1, 2020. It is automatically renewable for successive six-year periods. Easydis may terminate the agreement at the end of each six-year period with two-years prior notice. Cdiscount may terminate the agreement every two years with two-years prior notice.

        Cdiscount may terminate the agreement for a variety of reason, including in the case of nonperformance of the services under the agreement for more than two months due to force majeure. In case of breach by a party of its obligations, the other party may terminate the agreement by giving 30-days prior notice (unless the breach is cured during this period). If a party leaves the Casino Group and if, at the request of the other party to renegotiate the contractual conditions, no agreement is reached within three months, the parties may terminate the agreement with three-months prior notice, without penalty.

Pick-up Point Agreements

        We have entered into a number of agreements with members of the Casino Group relating to pick-up point and related services provided to us by such related parties as follows:

        On January 1, 2013, Cdiscount entered into a pick-up point agreement with DCF regarding P30 packages (i.e., consumer products whose weight exceeds 30 kilograms, such as freezers and washing machine), as amended on May 16, 2014. Under the terms of the agreement, DCF provides pick-up point services to Cdiscount, including making available DCF stores as Click-and-Collect locations for customers purchasing products on our websites. As compensation for such services, Cdiscount pays to DCF €9 per package (excluding taxes).

        On January 1, 2013, Cdiscount entered into a pick-up point agreement with DCF regarding M30 packages (i.e. consumer products whose weight does not exceed 30 kilograms (such as telephones, cameras, DVDs, books), as amended on January 1, 2013 and May 16, 2014. Under the terms of the agreement, DCF provides pick-up point services to Cdiscount, including making available DCF stores as Click-and-Collect locations for M30 packages. As compensation for such services, Cdiscount pays to DCF €0.45 per package (excluding taxes).

        On May 16, 2014, Cdiscount entered into a pick-up point agreement with Franprix Leader Price Holding, or FP-LP, a member of the Casino Group, regarding P30 packages. Under the terms of the agreement, FP-LP provides pick-up point services to Cdiscount, including making available Leader Price stores as Click-and-Collect locations for customers purchasing products on our websites. As compensation for such services, Cdiscount pays €9 per package (excluding taxes).

        On May 16, 2014, Cdiscount entered into a pick-up point agreement with FP-LP regarding M30 packages. Under the terms of the agreement, FP-LP provides pick-up point services to Cdiscount, including making available Franprix stores as Click-and-Collect locations for M30 packages. As compensation for such services, Cdiscount pays €0.45 per package (excluding taxes).

        Each of the foregoing agreements contains certain identical terms including the following:

        The parties to each agreement agree to meet every two years in order to renegotiate in good faith the financial conditions of the respective agreement on the basis of the then applicable market prices and the competitive environment for provision of similar services.

        Cdiscount is invoiced monthly for the logistics services rendered by DCF and FP-LP on the basis of monthly activity reports delivered by Cdiscount.

        The agreements provide that DCF or FP-LP, as applicable, cannot enter into similar arrangements with another company selling everyday consumer products online (other than Casino Group companies) unless otherwise agreed to in writing by Cdiscount S.A.

        The agreements terminate on June 1, 2024, and will be automatically renewed for successive 10-year periods unless terminated by either party with written notice sent two years prior to the expiration of the relevant period.

Cdiscount CCV Agreement

        On July 16, 2013, Cdiscount entered into a logistics service agreement with CCV SNC, or CCV, a member of the Casino Group as amended on May 16, 2014 and May 16, 2014. Under the terms of the agreement, CCV provides logistics services to Cdiscount, including delivery in metropolitan France (excluding Corsica and related islands) to our customers of products purchased on our sites. CCV also provides CCV stores as Click-and-Collect locations for customers purchasing heavy or large products on our sites.

        With respect to logistics services, CCV invoices Cdiscount on the basis of a price list fixed for one year and revisable on March 1 of each year based on market prices. If the parties do not agree on the new prices prior to March 1 of a year, the former prices will remain applicable but both parties will be entitled to terminate the agreement subject to reasonable prior notice.

        As compensation for the pick up point services Cdiscount pays to CCV €8 per package (excluding taxes).

        The parties agree to meet every two years in order to renegotiate in good faith the financial conditions of the agreement on the basis of the market prices and the competitive environment for provision of similar services. Cdiscount S.A. is invoiced monthly for the logistics services rendered by CCV on the basis of monthly activity reports delivered by Cdiscount.The agreement provides that CCV cannot enter into similar arrangements with another company selling everyday consumer products online (other than Casino Group companies) unless otherwise agreed to in writing by Cdiscount S.A.

        The agreement terminates on January 1, 2023, and is automatically renewable for successive 10-year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period.

        The parties are not entitled to transfer the agreement without the prior consent of the other party. Each party may also be entitled to terminate the agreement in case of change in the allocation of the share capital of the other party, or a transfer or merger of the other party.

Nova Pontocom Accommodation Agreements

        Nova Pontocom has entered into 12 accommodation agreements with CBD pursuant to which CBD allows Novo Pontocom's customers to pick-up their products directly at certain brick-and-mortar retail stores owned by CBD and Via Varejo. As of the date of this prospectus, Nova Pontocom does not pay any fee for these arrangements.

Operational Agreements

Nova Pontocom Operational Agreement

        On October 17, 2013, Nova Pontocom, Companhia Brasileira de Distribuição and Via Varejo S.A. entered into the Nova Pontocom Operational Agreement. The Nova Pontocom Operating Agreement is intended to promote the alignment of the parties' interests in the development of their businesses.

        Pursuant to the IPO and Framework Agreement, on July 24, 2014, we entered into an amended Nova Pontocom Operational Agreement, or the Amended Operational Agreement, with Nova OpCo, Companhia Brasileira de Distribuição, Via Varejo S.A. and Nova HoldCo. The Amended Operational Agreement requires that Via Varejo S.A. procure for Nova OpCo common products from its suppliers at the same price and on the same commercial terms and conditions as it procures such products for its own business. Additionally, the Amended Operational Agreement requires that CBD and Via Varejo conduct any eCommerce related activities in Brazil exclusively through Nova OpCo, and prohibits CBD and Via Varejo from purchasing any equity interest in any legal entity that operates eCommerce activities in Brazil. We are required to align our prices with Via Varejo S.A. with respect to certain products sold under Via Varejo S.A. and Companhia Brasileira de Distribuição's brands (Casas Bahia, Extra and Ponto Frio). The Amended Operational Agreement provides the Company and Nova OpCo with the right to use and exploit private labels or brands owned by Via Varejo S.A. and Companhia Brasileira de Distribuição, provided that such use or exploitation complies with the strategy and positioning of such private label or brand by the party that develops and owns it.

        The Amended Operational Agreement provides for a contractual advisory marketing and strategy committee of Nova OpCo (without corporate law status) that is responsible for supervising compliance with the Operational Agreement, and that is comprised of members appointed by the Company, Companhia Brasileira de Distribuição and Via Varejo S.A., each of which will report to the party that appointed such member.

        The Amended Operational Agreement also provides for a payment of a fee by Nova OpCo to Via Varejo S.A. in an amount equal to 1.3% of the amount paid by Nova OpCo for purchases of any items from common suppliers. The payment of the fee is due during the period beginning on October 17, 2013 and ending five years after execution of the Amended Operational Agreement with a possible revision of the commercial parameters at the end of the third year. The agreement requires us to maintain appropriate levels of service for our eCommerce platforms.

Management Support and Strategic Advisory Agreement

        On June 4, 2014, we entered into a management support and strategic advisory agreement with certain companies of the Casino Group pursuant to which the relevant Casino Group companies agree to provide certain management support services, including general management, planning, financial and treasury planning and control, human resources, institutional promotion, legal and tax and public relations, as well as strategic advisory services. In consideration for these support and advisory services, we have agreed to pay fees based on an estimated amount of €5.1 million for full year 2014, on a pro-rata basis from the date of the Reorganization through the end of the year. The fees will be assessed on a cost plus basis, to be invoiced biannually. The estimated fees under the agreement are to be revised annually. To the extent that the relevant Casino Group companies incur costs or expenses either below or in excess of the estimated fee paid during the year, the relevant Casino Group companies will issue to us an additional invoice or a credit note. The management support and strategic advisory agreement is entered into for an indefinite term and may be terminated upon mutual consent, or by any party with 90-day prior written notice. Additionally, in the event of a material breach, the non-breaching party may terminate the agreement with 15-day prior written notice to the breaching party (unless the breach is cured during this period). The agreement may also immediately terminate in the case of liquidation or bankruptcy of any of the parties.

Cdiscount EMC Commercial Partnership Agreement

        On May 14, 2014, EMC Distribution S.A.S., or EMC, the central purchasing entity for the Casino Group, and Cdiscount S.A. entered into a commercial partnership agreement. Under this agreement, both parties undertake to implement buying synergies to increase the volume of everyday consumer goods ordered from certain suppliers. Each party also agrees to act on behalf of the other to negotiate the terms and conditions of certain frameworks agreements with suppliers.

        This agreement is effective until June 1, 2024, and is automatically renewable for another five-year period unless terminated with a 18-month prior notice. In case of breach, the non-breaching party may terminate the agreement by serving a 30-day prior written notice (unless breach is cured during the period). In addition, the agreement may be terminated upon the occurrence of a change of control or a bankruptcy of the other party. The parties have mutually agreed to waive any rights to compensation for the services provided under the agreement.

DCF Commercial Partnership Agreements

        On May 19, 2014, Cdiscount and Distribution Casino France SAS, or DCF, entered into two supply agreements, whereby DCF sells to Cdiscount Casino Group private label products and products from other suppliers and Cdiscount sells to DCF Cdiscount private label products and products from other suppliers.

        Neither party has a purchase volume obligation under the agreements. Furthermore, the parties agree that services relating to product withdrawals and recalls may be invoiced to the party providing the products and that such party may have to reimburse the value of any product so recalled or withdrawn.

        The parties are not entitled to assign their rights and advantages under the agreements without the prior written consent of the other party.

        The agreements terminate on June 1, 2024, and are automatically renewable for successive 10-year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period. In case of a breach, the non-breaching party may terminate the applicable agreement by serving a 30-day prior written notice (unless the breach is cured during the period). In addition, the agreements may be terminated upon the occurrence of a change of control or a bankruptcy of the other party.

Financing Agreements

Cdiscount Banque Casino Cooperation Agreement

        On December 30, 2011, Cdiscount and Banque Casino, a French credit institution of which Casino and Crédit Mutuel SA own 50.0% and 50.0% of its share capital, respectively, entered into a cooperation agreement. The agreement provides for the development, distribution and promotion in French metropolitan areas, exclusively for Cdiscount's customers, via Cdiscount's sites or other channels of marketing and distribution used by Cdiscount, certain financial products and services offered by Banque Casino.

        Subject to exemptions for identified products and services, Cdiscount granted Banque Casino the exclusivity for the distribution of any banking, insurance and savings products and services to its actual and future French customers. Banque Casino paid Cdiscount a lump sum of €7,000,000 in 2011 as compensation for the right to access Cdiscount's clients. In case of breach of this exclusivity undertaking, which has not ceased within 72 hours, Banque Casino may terminate the agreement.

        Under the terms of the agreement, Banque Casino receives a fee equal to 0.25% of the amount of any purchases (including tax) made by customers using a Banque Casino credit card on Cdiscount's sites.

        Cdiscount and Banque Casino amended the agreement on December 20, 2012, and June 28, 2013, to entrust Banque Casino with the distribution and the management of the financial services relating to the payment-in-installments option offered on Cdiscount's sites, whereby customers are subject to the general terms and conditions of Banque Casino.

        With respect to the payment-in-installments option, the agreement provides for the terms for selecting customers and orders eligible for such services as well as the collection process for the installment payments. Banque Casino notifies Cdiscount of the method of calculating the fees which are invoiced to the customer under the general terms and conditions of the payment-in-installment option. Under the agreement, Cdiscount receives the total amount of the order within two days of the purchase and Banque Casino charges Cdiscount a fee equal to 0.80% of the three remaining financing installments, which fee may be reviewed by the parties on a quarterly basis. Subject to its predetermined satisfactory client's scoring, Banque Casino assumes the credit risk for the installment payments. Regarding clients refused by Banque Casino, Cdiscount may select some of them and ask Banque Casino to grant them the installment payment service. In such case, Cdiscount assumes the credit risk.

Cdiscount Profit and Loss Sharing Agreement

        On June 13, 2012, Cdiscount, Banque Casino and C2C-Cartes et Crédits à la Consommation SA, or Cartes et Crédits, created an unincorporated joint venture in order to gather the resources required for their partnership and to share the profit and losses of the common activity regarding Cdiscount customers.

        The purpose of the joint venture is to manage bank and payment services, and insurance and savings transactions within the scope of the corporate purpose of Banque Casino for Cdiscount's customers. Each of Cdiscount, Banque Casino and Cartes et Crédits undertakes, in the field of its respective activities, to contribute its expertise and the means required to achieve this corporate purpose.

        On the basis of their contribution, the allocation of the interests in the joint venture is 55% for Banque Casino, 40% for Cdiscount and 5% for Cartes et Crédits. The profits and the losses of the joint venture are shared by the stakeholders, it being specified that specific rights in such sharing are allocated among the stakeholders. The interests are not transferable without the consent of all the stakeholders.

        The manager of the joint-venture is Banque Casino. The duration of the joint venture is 99 years from January 1, 2012. The joint venture shall be dissolved in case of the termination of the cooperation agreement dated December 30, 2011, described above, or at the request of a stakeholder, with six-months prior notice, if the participation of Cartes et Crédits and/or its affiliates in the share capital of Banque Casino falls below 34%.

Cdiscount Polca Holding Cash Pooling Agreement

        On July 1, 2014, Cnova entered into a Current Account Agreement with Polca Holding, a member of the Casino Group and the centralizing entity of a cash pool implemented among certain members of the Casino Group. On July 21, 2014, Cdiscount acceded to the Current Account Agreement with Polca Holding. Certain of Cnova's other European subsidiaries, including Cdiscount Group and Cdiscount International, will also accede to the Current Account Agreement with Polca Holding. The purpose of the current account agreement is to improve the management of the parties' working capital through: (i) obtaining cash advances from Polca Holding to Cnova and its European subsidiaries and (ii) making Cnova and its European subsidiaries' cash surplus available to Polca Holding. The parties have acknowledged that the cash flows under the agreement is driven by a common economic, social or financial interest in accordance with the global policy developed for the whole Casino Group and will take into account the interest of each party. The current accounts are designed to record the cash flows between the parties on a daily basis, with all recorded claims netted off on a continuous basis, resulting in a single account balance.

        Interest accrues on a daily basis (but does not compound). Interest is calculated on a monthly basis at a rate equal to the monthly average of the EONIA per annum plus a margin of 0.50% if the cash balance is in favor of Polca Holding and a margin of 0.25% if the cash balance is in favor of Cnova and its European subsidiaries. Accrued interest is due and payable on the last date of each calendar month.

        The term of the agreement is indefinite. Each party is entitled to terminate the agreement at any time subject to ten-days prior written notice. Each agreement immediately terminates if Casino no longer controls, directly or indirectly, Polca Holding or Cnova or its European subsidiaries, as the case may be, or in case of bankruptcy of a party.

Polca Holding International Pooling Service Agreement

        Polca Holding, and the Casino Group entities participating in the cash pool, are parties to a service agreement dated November 25, 2013, as amended from time to time with Société Générale S.A. in order to implement the cash pool and ensure automatic cross-border cash centralization between each participating company and Polca Holding as the pool leader. It is expected Cnova and certain of its subsidiaries will become a party to this agreement prior to completion of this offering.

        The agreement has been entered into for an indefinite period of time. Société Générale S.A. or Polca Holding may terminate the agreement at any time subject to a 30-day notice period. In addition, any participating entity may be excluded from the agreement by Société Générale S.A. upon the occurrence of certain events, including a payment default by such participating entity.

Apple Corporate Guaranty

        On April 29, 2014, CBD, Nova Pontocom, Via Varejo and Apple Computer Brasil Ltda., or Apple Brasil, entered into a Corporate Guaranty Agreement by which CBD absolutely and unconditionally guaranteed Nova Pontocom's and Via Varejo's obligations under certain agreements entered into with Apple Brasil governing the purchase and sale of goods and credit services provided by Apple Brasil to Nova Pontocom and Via Varejo, as well as any similar future agreements to be entered into between Apple Brasil and Nova Pontocom and/or Via Varejo. The guaranteed amount, in the case of the obligations of Nova Pontocom, was R$80 million. Although we do not currently compensate CBD in exchange for the provision of these guarantees, we may begin to pay a guarantee fee on market terms to CBD in respect of our guaranteed obligations following the completion of this offering.

Licensing Agreements

License Agreements

        Pursuant to the Framework and IPO Agreement, on July 24, 2014, we entered into several license agreements. Under these license agreements, the trademarks, "Extra," "Casas Bahia," and "Ponto Frio" are licensed by CBD and Via Varejo to Nova OpCo. Nova OpCo was granted a right of use of the domain names, "extra.com.br," "casasbahia.com.br," and "pontofrio.com.br" in separate authorization letters subject to the same terms and conditions as the license agreements. These license agreements have an initial term of 20 years and are automatically renewable for a period of 10 years thereafter. In the event we breach this obligation we are required to comply with the remedies provided in the agreement. Either party to the applicable license agreement has the right to terminate immediately upon written notice to the other party in the event that the other party becomes insolvent, files for bankruptcy or is the subject of an involuntary bankruptcy proceeding. In the event that either party terminates the agreement, then without prejudice to the non-breaching party's right to seek specific performance and damages, the breaching party is required to pay a fine to the non-breaching party in the amount of R$50.0 million per trademark under each agreement. We are required to pay a one-time licensing fee of R$100,000.00 to each of CBD and Via Varejo.

Cdiscount Finlandek Trademark License Agreement

        Pursuant to a licensing agreement dated May 16, 2014, Casino has granted a non-exclusive license to Cdiscount for the use of the Finlandek trademark in order to manufacture, distribute, trade, promote and sell certain products in France. The license has been granted for free until March 1, 2016, and thereafter the parties undertake to negotiate in good faith the amount of royalties to be paid by Cdiscount to Casino.

        The agreement terminates on February 29, 2024, and is automatically renewable for successive 10-year periods unless terminated by either party with written notice sent two years prior to expiration of the initial period.

        The agreement will automatically terminate if Cdiscount is no longer part of the Casino Group. In case of termination, other than resulting from the fault of Cdiscount, Cdiscount will be entitled to distribute its remaining Finlandek inventory for 12 months.

Other Corporate Agreements

Cdiscount Go Sport Agreement

        On November 19, 2012, Cdiscount entered into a development and management agreement for an online sales platform and fulfillment services related to this platform with Go Sport France S.A., or Go Sport, a French listed company that manufactures and distributes sports products and is controlled by Rallye, the controlling shareholder of Casino. Under the terms of this agreement, Cdiscount provides the following services to Go Sport: (i) development, maintenance and continuing operation of the eCommerce platform designed and developed by Cdiscount for the needs of Go Sport, (ii) logistics services, including reception and storage of products supplied by Go Sport or its vendors, shipment and delivery of the products, and processing of customer orders, (iii) customer support services, such as management of client requests and returns and (iv) reporting on the services rendered under the agreement.

        Cdiscount received a fee in 2012 for the establishment of the platform. Cdiscount's compensation under the agreement is based on the annual turnover of the platform and varies based on Go Sport's annual revenues from the platform, with a minimum annual amount. In addition to the variable compensation to be paid by Go Sport to Cdiscount, the agreement provides for payments to be made to Cdiscount on account of maintenance services, specific third-parties services and logistic and transport services.

        The agreement terminates on April 24, 2015, which is three years after the launch date of the Go Sport platform. It is automatically renewable for successive one-year periods unless terminated by either party with six months prior notice.

        In case of breach, the non-breaching party may terminate the agreement on 30-days' prior notice (unless the breach is cured during this period). Go Sport may immediately terminate the agreement in case of a persistent failure to reach agreed upon performance criteria.

Cdiscount Casino International Agency Agreement

        Cdiscount and Casino International SAS, or Casino International, entered into an agency agreement that became effective on January 10, 2008. Under the terms of the agreement, Casino International, on an exclusive basis, (i) negotiates and sells on behalf of Cdiscount, but through International Retail and Trade Services, or IRTS, a Swiss subsidiary of Casino acting itself as agent of Casino International, to international suppliers and small and medium sized companies, services offered by Cdiscount such as marketing studies and the sale of data; (ii) advises Cdiscount notably on international synergies and (iii) collects the sums paid by international suppliers and small and medium sized companies for services sold by Casino International on behalf of Cdiscount.

        Under the terms of the agreement, Cdiscount reimburses Casino International each fiscal year for a portion of the expenses set forth in the financial statements of Casino International for the previous fiscal year.

        Casino International undertakes to pay Cdiscount all the sums it collects on behalf of Cdiscount from international suppliers and small and medium sized companies for the services rendered by Cdiscount (after having retained its own remuneration). Subject to Casino International's and IRTS' prior consent, Cdiscount may directly invoice the international suppliers or small and medium sized companies and collect the applicable payments.

        The agreement is automatically renewable each year for successive one-year periods unless terminated by either party with a three-month notice.

        Each party may terminate the agreement (i) in case of insolvency of a party or dissolution of IRTS, (ii) with 30-days notice in case of uncured breach and (iii) with three-month notice in the following cases: change in the shareholding structure of Cdiscount leading to a decrease of the direct or indirect participation of Casino in Cdiscount, or the sale of the share capital or the business of Cdiscount to a third party outside of the Casino Group.

EMC Distribution Supply Agreement

        On May 19, 2014, Cdiscount and EMC entered into a supply agreement, whereby EMC sells to Cdiscount imported Casino Group private label products and imported products from other suppliers. Cdiscount has no purchase volume obligation under the agreement.

        Neither party is entitled to assign its rights and advantages under the agreement without the prior written consent of the other party. The agreement terminates on June 1, 2024, and is automatically renewable for successive 10-year periods unless terminated by either party with written notice sent 18 months prior to expiration of the initial period. In case of breach, the non-breaching party may terminate the agreement by serving a 30-day prior written notice (unless the breach is cured during the period). In addition, the agreement may be terminated upon the occurrence of a change of control or a bankruptcy of the other party.

Nova Pontocom Real Estate Leases

        On July 1, 2011, Pontofrio.com Comércio Eletrônico S.A. (former corporate name of Nova Pontocom) as lessee, and Globex Utilidades S.A. (former corporate name of Via Varejo), as lessor, entered into a commercial lease agreement for the lease of CBD's fulfillment center in the City of Irajá, State of Rio de Janeiro, Brazil. The lease has a three-year term beginning on July 1, 2011, and ending on July 1, 2014, and provides for a monthly rent of R$480,247.11.

        On June 7, 2013, Nova Pontocom, as sublessee, Via Varejo, as sublessor, and Casa Bahia Comercial Ltda., as intervening party, entered into a sublease agreement for the lease of the real property located at Rodovia BA 535, KM 11,5, Via Parafuso, Área Industrial Sul, in the City of Camaçari, State of Bahia, Brazil. The sublease has a four-year term beginning on July 1, 2013, and ending on June 30, 2017, and provides for fixed monthly rental payments of R$63,494, to be readjusted annually. The agreement provides that Nova Pontocom may terminate the lease with 30 days' prior notice to Via Varejo, and may not further sublease the property or assign its rights under the sublease agreement without prior consent of Via Varejo, except to Nova Pontocom's economic group, or to its suppliers or business parties.

        On May 13, 2011, Nova Pontocom, as sublessee, Casa Bahia Contact Center Ltda., as sublessor, and Casa Bahia Comercial Ltda., as intervening party, entered into a sublease agreement, as amended on October 1, 2011, for the sublease of certain real property in the City of São Paulo, State of São Paulo, Brazil. The sublease had a term of 36 months and it is currently under negotiation between the parties. The sublease provides for fixed monthly rental payments of: (i) R$15,000, corresponding to the lease of the first two floors of the building, and (ii) R$246,860.88 for the rental of certain equipment installed on those floors. Rental payments will be adjusted on an annual basis. The agreement provides that Nova Pontocom may terminate the lease with 30 days' prior notice to Via Varejo, and may not further sublease the property or assign its rights under the sublease agreement without prior consent of Casa Bahia Contact Center Ltda., except to Nova Pontocom's subsidiaries or affiliates.

Review and Approval of Related Party Transactions

        Our board of directors will adopt a written policy regarding the review and approval of related party transactions. The policy on related party transactions will provide for compliance with practices commonly adopted for such transactions in order to provide transparency and manage situations of conflicts of interest. Related party transactions are transactions between Cnova (or any subsidiary of Cnova), on the one hand, and a direct or indirect holder (or deemed holder) of 10% or more of our issued ordinary share capital and/or voting rights in respect thereof or any subsidiary thereof (or any of their respective directors or officers or their immediate family members), or a director or officer of Cnova, or any of their immediate family members, on the other hand. Our policy will require that the board of directors determine the process for the review and approval of any transaction with a related party above certain thresholds or when transactions are referred to it otherwise pursuant to such policy.

DESCRIPTION OF SHARE CAPITAL

        This section of the prospectus includes a description of the material terms of our Articles of Association as they will be in effect as of the consummation of this offering, and of applicable Dutch law. The following description is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. The description is qualified in its entirety by reference to the complete text of our amended Articles of Association, which are attached as an exhibit to the registration statement of which this prospectus is a part. We urge you to read the full text of this document.

General

        Our Company is registered with the Dutch Trade Register of the Chamber of Commerce (handelsregister van de Kamer van Koophandel en Fabrieken) in Amsterdam, the Netherlands under number 60776676. Our corporate seat is in Amsterdam, the Netherlands, and our registered office is at Professor Dr Dorgelolaan 30D, 5613 AM Eindhoven, The Netherlands.

Outstanding Share Capital

        Pursuant to our Articles of Association, our authorized share capital will be €          divided into           ordinary shares and          special voting shares, each with a nominal value of €0.05. Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our Articles of Association and may be as high as five times the issued share capital.

        We have applied to have our ordinary shares listed on the NASDAQ Global Select Market under the symbol "CNV."

        Initial settlement of the ordinary shares offered in this offering is expected to take place on or about the completion date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning ordinary shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the ordinary shares.

        We will list our ordinary shares in registered form and such ordinary shares will not be certificated. We have appointed American Stock Transfer & Trust Company as our agent in New York to maintain our shareholders' register and to act as transfer agent, registrar and paying agent for the ordinary shares. Our ordinary shares will be traded on the NASDAQ in book-entry form.

        To the extent any profits remain after reservation by our board of directors, a preferred dividend accrues on the special voting shares to an amount equal to one percent (1%) of the aggregate nominal value of the special voting shares that are issued and not held by the Company itself, which amount will not be distributed to the Dutch foundation acting as Voting Depository and sole holder of the special voting shares but will be added to a special dividend reserve of the Company. Any profits remaining thereafter will be at the disposal of the general meeting of shareholders for distribution to the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares. Pursuant to our Articles of Association, upon liquidation of Cnova, any liquidation surplus will be distributed to the holders of ordinary shares in proportion to the aggregate nominal amount of ordinary shares held by each of them. The special voting shares will not be entitled to any liquidation surplus. For a more detailed description of the rights attached to the special voting shares and the role of the Dutch foundation as Voting Depository, we refer to the description below under the heading "Special Voting Shares—Special Voting Depository Receipts and Voting Depository."

        A shareholder, by reason only of its holdings in the Company, is obligated to pay up on the shares issued to it, but will not become personally liable for legal acts (rechtshandelingen) performed in the name of the Company and will not be obliged to contribute to losses of the Company in excess of the amount which must be paid up on the shares issued to it.

Form of Shares

        Pursuant to our Articles of Association, our ordinary shares and special voting shares are registered shares. If the board of directors resolves that one or more ordinary shares are bearer shares, share certificates will be issued for such bearer shares in such form as the board of directors may determine.

Company's Shareholders' Register

        All of our registered shares are registered in our shareholders' register. Subject to Dutch law and our Articles of Association, we must keep our shareholders' register accurate and up-to-date. Our board of directors, and on its behalf our transfer agent American Stock Transfer & Trust Company, keeps our shareholders' register and records names and addresses of all holders of registered shares, showing the date on which the shares were acquired, the date of the acknowledgement by or notification of us as well as the amount paid on each share. Our shareholders' register also includes the names and addresses of those with a right of usufruct (vruchtgebruik) or pledge in respect of such shares. The ordinary shares offered in this offering will be held through                        , therefore                        or its nominee will be recorded in our shareholders' register as the holder of the ordinary shares. Special voting shares issued by the Company will be held by the Voting Depository. See "—Special Voting Shares, Special Voting Depository and Voting Depository."

        Shareholders, usufructuaries and pledgees whose particulars must be recorded in our shareholders' register are required to provide our board of directors with the necessary particulars in a timely fashion. Upon request, shareholders, usufructuaries and pledgees shall be provided with an extract of our shareholders' register in respect of their right to one or more registered shares.

Transfer of Shares

        Transfers of registered shares (other than in book-entry form) require a written deed of transfer and, unless the Company is a party to the deed of transfer, an acknowledgement by or proper notification of the Company to be effective. All of the ordinary shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act.

        Pursuant to the special voting agreement, our special voting shares may not be transferred to parties other than the Company. See "Certain Relationships and Related Party Transactions—Agreements Relating to Our Shares—Special Voting Agreement" and "—Special Voting Shares, Special Voting Depository and Voting Depository."

Issuance of Shares and Preemptive Rights

        Under Dutch law, shares are issued and rights to subscribe for shares are granted pursuant to a resolution of the general meeting of shareholders. The general meeting of shareholders may authorize our board of directors (or another body) to issue new shares or grant rights to subscribe for shares. Such authorization can be granted and extended, in each case for a period not exceeding five years.

        Immediately prior to the completion of this offering, the general meeting of shareholders is expected to adopt a resolution pursuant to which our board of directors will be irrevocably authorized to issue a certain number of shares for a period not exceeding five years from the completion of this offering.

        Under Dutch law, in the event of an issuance of ordinary shares or granting of rights to subscribe for ordinary shares, each holder of ordinary shares will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. A holder of ordinary shares does not have a preemptive right with respect to the issuance of, or granting of rights to subscribe for, (i) special voting shares, (ii) ordinary shares for consideration other than cash or (iii) ordinary shares to our employees or the employees of our group of companies.

        The preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the general meeting of shareholders. The general meeting of shareholders may authorize our board of directors (or another body) to restrict or exclude the preemptive rights in respect of newly issued ordinary shares. Such authorization can be granted and extended, in each case for a period not exceeding five years. A resolution of the general meeting of shareholders to restrict or exclude the preemptive rights or to designate the board of directors as the authorized body to do so requires a two-thirds majority of the votes cast, if less than one-half of our issued share capital is represented at the meeting.

        Special voting shares do not carry preemptive rights in respect of newly issued ordinary shares or special voting shares, nor do holders of ordinary shares have preemptive rights in respect of newly issued special voting shares. Pursuant to the Special Voting Agreement (further described above under the heading "Special Voting Agreement"), the Voting Depository shall be granted a call option to acquire newly issued special voting shares in case of a capital increase of the Company in which one or more Founding Shareholders (or Permitted Transferees) participate. The call option shall be construed as an irrevocable right to subscribe for additional special voting shares.

        Immediately prior to the completion of this offering, the general meeting of shareholders is expected to adopt a resolution pursuant to which our board of directors will be irrevocably authorized to limit or exclude the preemptive rights of holders of ordinary shares for a period not to exceed five years from the completion of the offering.

        The general meeting of shareholders resolved to grant on July 24, 2014 the call option to the Voting Depository, subject to completion of this offering and subject to the terms and conditions of the Special Voting Agreement, as described above under the heading "Special Voting Agreement."

Repurchases of our Shares

        Under Dutch law, we may not subscribe for newly issued shares in our own capital. We may acquire our shares, subject to applicable provisions and restrictions of Dutch law and our Articles of Association, to the extent that:

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  such shares are fully paid-up;

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  such shares are acquired for no valuable consideration or such repurchase would not cause our shareholders' equity to fall below an amount equal to the sum of the paid-up and called-up part of the issued share capital and the reserves we are required to maintain pursuant to Dutch law or our Articles of Association; and

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  after the acquisition of shares, we and our subsidiaries would not hold, or would not hold as pledgees, shares having an aggregate nominal value that exceeds 50% of our issued share capital.

        Other than shares acquired for no valuable consideration or by universal succession, our board of directors may acquire shares only if our shareholders have authorized the board of directors to do so. An authorization by the general meeting of shareholders for the acquisition of shares can be granted for a maximum period of 18 months. Such authorization must specify the number of shares that may be acquired, the manner in which these shares may be acquired and the price range within which the shares may be acquired. No authorization of the general meeting of shareholders is required if listed ordinary shares are acquired by us with the intention of transferring such ordinary shares to our employees or employees of a group company pursuant to an arrangement applicable to them.

        The general meeting of shareholders is expected to adopt a resolution pursuant to which our board of directors will be authorized to acquire the maximum permissible amount of ordinary shares on the NASDAQ for an 18-month period beginning on the date of completion of the offering for a price per share not exceeding 110% of the market price of the ordinary shares on the NASDAQ (with the market price deemed to be the average of the closing price on each of the ten consecutive days of trading preceding the second day prior to the date the acquisition is agreed upon by the Company).

Capital Reductions; Cancellation

        At a general meeting, our shareholders may resolve to reduce our issued share capital by (i) cancelling shares or (ii) reducing the nominal value of the shares by virtue of an amendment to our Articles of Association. In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel shares may only relate to shares held by the Company itself or in respect of which the Company holds the depository receipts. In order to be approved, a resolution to reduce the capital requires approval of a simple majority of the votes cast at a general meeting of shareholders if at least half the issued capital is represented at the meeting or at least two-thirds of the votes cast at the general meeting of shareholders if less than half of the issued capital is represented at the general meeting of shareholders.

        A reduction in the number of shares without repayment and without release from the obligation to pay up the shares must be effectuated proportionally on shares of the same class (unless all shareholders concerned agree to a disproportional reduction). A resolution that would result in a reduction of capital requires approval of the meeting of each group of holders of shares of the same class whose rights are prejudiced by the reduction. In addition, a reduction of capital involves a two-month waiting period during which creditors have the right to object to a reduction of capital under specified circumstances.

Special Voting Shares, Special Voting Depository Receipts and Voting Depository

        Prior to this offering, all the shares in our capital are held of record by Casino, Dutch HoldCo and Éxito. CBD, Via Varejo and certain current and former managers of Nova Pontocom indirectly hold the shares in the capital of Dutch HoldCo, via Lux HoldCo and Nova HoldCo. Further, we expect to have implemented prior to this offering, upon the automatic issuance of the special voting shares (and the related special voting depository receipts) upon completion of the offering, a special voting structure that allows Founding Shareholders and their Permitted Transferees (as defined in the Special Voting Agreement described under the heading "Special Voting Agreement") to directly or indirectly receive, upon completion of this offering, twice as many voting rights in our general meeting of shareholders as the number of ordinary shares held by them (the "Double Voting Right Structure").

        In order to facilitate the Double Voting Right Structure, a Voting Depository will be incorporated as a foundation (stichting) under Dutch law. The Voting Depository shall be required to observe the provisions of the Special Voting Agreement, its articles of association and the Terms and Conditions (as described under the heading "Certain Relationships and Related Party Transactions—Special Voting Agreement"), in which organizational documents the Double Voting Right Structure will be "hard-wired" to the extent possible and appropriate.

        The board of the Voting Depository will be independent from the Company.

        The members of the board of the Voting Depository will be appointed, dismissed and suspended by a two-thirds supermajority of the holders of special voting depository receipts issued by the Voting Depository (i.e., the Founding Shareholders or their Permitted Transferees).

        In order for the Founding Shareholders to directly or indirectly participate in the Double Voting Right Structure, certain Founding Shareholders, Nova HoldCo, Lux HoldCo, Dutch HoldCo and the Voting Depository will enter into the Special Voting Agreement setting out the contractual terms of the Double Voting Right Structure, as described above under the heading "Special Voting Agreement". The ordinary shares held by Casino, Dutch HoldCo and Almacenes Éxito S.A. will be registered in a separate section of our shareholders' register, or the Founders Share Register before entering into the Special Voting Agreement.

        Any ordinary share so registered in the Founders Share Register shall not be included in the regular trading system. These ordinary shares cannot be transferred in book-entry form via the regular trading system for as long as they are recorded in the Founders Share Register. However, we will establish a procedure with the relevant securities depository to facilitate the movement of ordinary shares from the Founders Share Register to the regular trading system. In case of a transfer of such ordinary shares, except to a Permitted Transferee, the related double voting rights will be lost.

        Upon completion of this offering, we will issue one special voting share to the Voting Depository (and only to the Voting Depository) for each ordinary share registered in the Founders Share Register. The nominal value of the special voting shares will be paid up by charging our special capital reserve.

        The Voting Depository will, in turn, issue one special voting depository receipt to each of Casino, Dutch HoldCo and Almacenes Éxito S.A. (and only to them) for each ordinary share held by them and registered in the Founders Share Register. The special voting depository receipts are issued without a consideration being payable.

        Special voting depository receipts may only be held by Founding Shareholders and other Permitted Transferees. For this purpose, a "Permitted Transferee" shall be:

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  a Founding Shareholder and its legal successors; and

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  any entity that is (and only for as long as it remains) at least 90% controlled, directly or indirectly, by one or more Founding Shareholders, meaning that at least 90% of the shares, units, memberships or participations, as well as the voting rights attached thereto, must be held, directly or indirectly, by one or more Founding Shareholders (i.e. including Nova HoldCo, Lux HoldCo and Dutch HoldCo and their respective legal successors as long as they remain 90% controlled by one or more Founding Shareholders).

        After the Double Voting Right Structure has been established, new special voting shares will only be issued by us to the Voting Depository to the extent that Founding Shareholders (or their Permitted Transferees) (i) subscribe for additional ordinary shares in a capital increase of the Company (no additional special voting shares will be issued in relation to a purchase of additional ordinary shares from third parties) and (ii) register those ordinary shares in the Founders Share Register (making those ordinary shares non-tradable). For each special voting share thus issued, one additional special voting depository receipt will be newly issued by the Voting Depository to the relevant Founding Shareholder(s) (or Permitted Transferee(s)) participating in such capital increase of the Company.

        The special voting shares will vote together with the ordinary shares as a single class, such that our Founding Shareholders will have Double Voting Rights. However, as a legal and technical matter, they are a separate security. The Voting Depository may not transfer the special voting shares (other than to the Company) and the special voting shares will not be listed. Similarly, special voting depository receipts may not be transferred (other than to Permitted Transferees or to the Company) and will not be listed.

        Each special voting depository receipt is "stapled" to the underlying special voting share. Each special voting share is, in turn, "stapled" to the ordinary share in respect of which it will be issued.

        The special voting depository receipts will carry no economic rights and any (minimal) economic rights attached to the special voting shares will be waived by the Voting Depository, although Cnova will reimburse the Voting Depository for reasonable costs incurred by it in connection with the administration and operation of the Double Voting Right Structure.

        In respect of each general meeting of shareholders of the Company, each special voting depository receipt carries the right:

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  to request and receive an ad hoc voting proxy for that particular general meeting of shareholders from the Voting Depository in order to exercise the voting rights in respect of the special voting share which is "stapled" to that special voting depository receipt; or

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  to instruct the Voting Depository to vote the special voting share which is "stapled" to that special voting depository receipt as directed by the holder thereof resulting in double voting rights for the Founding Shareholders (directly or indirectly through Nova HoldCo, Lux HoldCo and Dutch HoldCo) and other Permitted Transferees in respect of the ordinary shares registered in the Founders Share Register.

        To the extent that, at a general meeting of shareholders of the Company, no voting proxy is issued and no voting instruction is given in respect of one or more special voting shares (or if the Voting Depository holds special voting shares for which, for any reason, no special voting depository receipts are outstanding), the special voting shares concerned will not be voted by the Voting Depository (and shall not be taken into account for the computation of the presence of a quorum at such general meeting of shareholders).

        Special voting depository receipts will be forfeited (and the "stapled" special voting share will be transferred by the Voting Depository back to the Company for no consideration) if:

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  the holder of that special voting depository receipt transfers the "stapled" ordinary share to another party other than a Permitted Transferee or includes, or causes the inclusion of, the "stapled" ordinary share in a clearing, settlement or trading system of a stock exchange; or

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  the holder of that special voting depository receipt ceases to be a Permitted Transferee (as the result of the founding shareholders failing to maintain the requisite level of control of that entity).

        Special voting depository receipts may, together with the "stapled" ordinary shares, be transferred between Founding Shareholders and other Permitted Transferees.

        Any amendment to the Terms and Conditions by the Board of the Voting Depository and any amendment to the Special Voting Agreement will require the approval of the Company and a resolution of the holders of special voting depository receipts adopted by two-thirds majority. The Double Voting Right Structure can be terminated by an affirmative vote of the holders of special voting depository receipts adopted by two-thirds majority, or at the request of a shareholder that, alone or together with its group companies, holds at least 95% of the issued and outstanding ordinary shares in our capital, provided such shareholder undertakes to start squeeze-out proceedings pursuant to Section 2:92a of the Dutch Civil Code as soon as practicable following termination of the Double Voting Right Structure.

Amendment of Articles of Association

        The general meeting of shareholders may resolve to amend our Articles of Association. A resolution taken by the general meeting of shareholders to amend our Articles of Association requires a simple majority of the votes cast.

Corporate objectives

        Under our Articles of Association, our corporate objectives are:

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  to engage in all activities and to perform all acts relating to, or which may be conducive to, eCommerce and regular commerce and, in this respect, to provide retail, advertising, transportation, data communication, computing, business consultancy and financial services;

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  to acquire, dispose of, import, export, develop, commercialize, distribute, market, advertise and manufacture any commercial product, food product or raw product;

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  to acquire, dispose of and exploit intellectual property rights and to protect any such rights against infringements;

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  to acquire, participate in, to finance, to hold any other interest in and to conduct the management or supervision of other entities, companies, partnerships and businesses;

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  to operate, directly or indirectly, either alone or together with any other party in a partnership, joint venture, consortium or other entity;

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  to furnish guarantees, to provide security, to warrant performance in any other way and to assume liability, whether jointly and severally or otherwise, in respect of obligations of Group Companies or other parties; and

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  generally, to conduct any and all commercial, industrial, real estate, securities or financial transactions and to perform or do anything else that is, in the widest sense, connected with or may be conducive to the matters described above.

General Meetings of Shareholders

        General meetings of shareholders are held in Amsterdam, Rotterdam, The Hague or in the municipality of Haarlemmermeer (Schiphol Airport), the Netherlands. All shareholders and others entitled to attend general meetings of shareholders are authorized to attend the general meeting of shareholders, to address the meeting and, in so far as they have such right, to vote, either in person or by proxy.

        We must hold at least one general meeting of shareholders each year, to be held within six months after the end of our financial year. A general meeting of shareholders shall also be held within three months after our board of directors has considered it to be likely that the Company's equity has decreased to an amount equal to or lower than half of its paid up and called up capital and whenever the board of directors so decides. If the board of directors has failed to ensure that such general meetings of shareholders as referred to in the preceding sentences is held in a timely fashion, each shareholder and other person entitled to attend shareholders' meetings may be authorized by the Dutch court to convene the general meeting of shareholders.

        Our board of directors may convene additional extraordinary general meetings of shareholders whenever our board of directors so decide. Pursuant to our Articles of Association, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least (i) ten percent of our issued share capital or (ii) ten percent of the ordinary shares in our issued share capital, may on their application, be authorized by the Dutch court to convene a general meeting of shareholders. The Dutch court will disallow the application if it does not appear that the applicants have previously requested that the board of directors convenes a shareholders' meeting and the board of directors has not taken the necessary steps so that the shareholders' meeting could be held within six weeks after the request.

        General meetings of shareholders are convened by a notice which includes an agenda stating the items to be discussed. For the annual general meeting of shareholders the agenda will include, among other things, the adoption of our annual accounts, the appropriation of our profits and proposals relating to the composition and filling of any vacancies of the board of directors. In addition, the agenda for a general meeting of shareholders includes such items as have been included therein by the board of directors. Pursuant to our Articles of Association, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least (i) three percent of the issued share capital or (ii) three percent of the ordinary shares of our issued share capital (or, in each case, such lower percentage as the articles of association may provide), have the right to request the inclusion of additional items on the agenda of shareholders' meetings. Such requests must be made in writing, substantiated and received by us no later than on the 60th day before the day the relevant shareholder meeting is held. No resolutions will be adopted on items other than those which have been included in the agenda.

        We will give notice of each general meeting of shareholders by publication on our website, in a Dutch daily newspaper with national distribution and in any other manner that we may be required to follow in order to comply with Dutch law, applicable stock exchange and SEC requirements. The holders of registered shares may be convened for a shareholders' meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders' register, or, subject to certain statutory requirements and restrictions, by electronic means. We will observe the statutory minimum convening notice period for a general meeting of shareholders, which is currently fifteen days, and we will publish the following information on our website, and leave such information available on our website for a period of at least one year: (i) the notice convening the general meeting of shareholders, including the place and time of the meeting, the agenda for the meeting and the right to attend the meeting, (ii) any documents to be submitted to the general meeting of shareholders, (iii) any proposals with respect to resolutions to be adopted by the general meeting of shareholders or, if no proposal will be submitted to the general meeting of shareholders, an explanation by the board of directors with respect to the items on the agenda, (iv) to the extent applicable, any draft resolutions with respect to items on the agenda proposed by a shareholder, (v) to the extent applicable, a format proxy statement and a form to exercise voting rights in writing and (vi) the total number of outstanding shares and voting rights in our capital on the date of the notice convening the general meeting of shareholders.

        The board of directors may determine a record date (registratiedatum) of 28 calendar days prior to a general meeting of shareholders to establish which shareholders and others with meeting rights are entitled to attend and, if applicable, vote in the general meeting of shareholders. The record date, if any, and the manner in which shareholders can register and exercise their rights will be set out in the convocation notice of the general meeting. Our Articles of Association provide that a shareholder must notify the Company in writing of his identity and his intention to attend (or be represented at) the general meeting of shareholders, such notice to be sent after the 28th day prior to the general meeting and to be received by us ultimately on the third trading day prior to the general meeting. If this requirement is not complied with or if upon direction of the Company to that effect no proper identification is provided by any person wishing to enter the general meeting of shareholders, the chairman of the general meeting of shareholders may, in his sole discretion, refuse entry to the shareholder or his proxy holder.

        Pursuant to our Articles of Association, the general meeting of shareholders is chaired by the chairman of our board of directors. If the chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them or the Non-Board Co-CEO to be chairman of the general meeting. If neither the directors nor the Non-Board Co-CEO are present at the general meeting of shareholders, the general meeting of shareholders shall appoint its own chairman. Directors may attend a general meeting of shareholders and shall, in that capacity, have an advisory vote at these meetings. The chairman of the meeting may decide at his discretion to admit other persons to the meeting. The chairman of the meeting shall appoint another person present at the shareholders' meeting to act as secretary and to minute the proceedings at the meeting. Each director may instruct a civil law notary to draw up a notarial report of the proceedings at the Company's expense, in which case no minutes need to be taken. The chairman of the general meeting is authorized to eject any person from the general meeting of shareholders if the chairman considers that person to disrupt the orderly proceedings. The general meeting of shareholders shall be conducted in the English language.

Voting Rights

        In accordance with Dutch law and our Articles of Association, each issued ordinary share and each issued special voting share confers the right on the holder thereof to cast one vote at the general meeting of shareholders. The voting rights attached to any shares held by us or our direct or indirect subsidiaries are suspended as long as they are held in treasury. Dutch law does not permit cumulative voting for the election of directors.

        Voting rights may be exercised by shareholders or by a duly appointed proxy holder (the written proxy being acceptable to the chairman of the shareholders' meeting) of a shareholder, which proxy holder need not be a shareholder. Our Articles of Association do not limit the number of shares that may be voted by a single shareholder. If a usufruct or pledge over shares was granted prior to the time such shares were acquired by us, the holders of such rights shall have the voting rights attached to such shares if certain requirements are met.

        In accordance with Dutch law and generally accepted business practices, our Articles of Association do not provide quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from the requirements of the NASDAQ, which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares.

        Resolutions of the general meeting of shareholders are adopted by a simple majority of votes cast without quorum requirement, except where Dutch law provides for a special majority and/or quorum in relation to specified resolutions.

        The chairman of the general meeting of shareholders shall decide on the method of voting and may determine the voting procedure. The determination made by the chairman of the general meeting of shareholders with regard to the results of a vote shall be decisive. However, where the accuracy of the chairman's determination is contested immediately after it has been made, a new vote shall take place if the majority of the general meeting of shareholders so requires or, where the original vote did not take place by response to a roll call or in writing, if any party with voting rights present at the meeting so requires.

        Our board of directors will keep a record of the resolutions passed at each general meeting of shareholders. The record shall be available at our office for inspection by any person entitled to attend general meetings of shareholders and upon request a copy of or extract from the record will be provided to such person at no more than the cost price.

        Our Articles of Association and Dutch law provide that resolutions of our board of directors concerning a material change in the identity or character of the Company or our business are subject to the approval of the general meeting of shareholders. Such changes include in any event:

  •
  transferring the business or materially all of the business to a third party;

  •
  entering into or terminating a long-lasting alliance of the Company or of a subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or partnership, if this alliance or termination is of significant importance for the Company; and

  •
  acquiring or disposing of an interest in the capital of a company by the Company or by a subsidiary with a value of at least one-third of the value of the assets, according to the balance sheet with explanatory notes or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in the Company's most recently adopted annual accounts.

        The absence of such approval of the general meeting of shareholders does not affect the powers of representation of our board of directors or of the Co-CEOs.

Anti-takeover Provisions

        Under Dutch law, various protective measures against takeovers are possible and permissible, within the boundaries set by Dutch statutory law and Dutch case law. Our Articles of Association do not include or provide for any such protective measures, although the Double Voting Right Structure (as described above) may have an anti-takeover effect.

Adoption of Annual Accounts and Discharge of Management Liability

        Pursuant to Dutch law, we are required to publish our annual accounts within eight days after adoption and ultimately within 13 months after the end of our financial year.

        Each year within five months after the end of our financial year, save where this period is extended for a maximum of six months by the general meeting of shareholders on account of special circumstances, our board of directors will prepare the annual accounts. The annual accounts must be accompanied by an auditor's certificate, an annual report and certain other mandatory information and must be made available for inspection by our shareholders at our offices within the same period. Under Dutch law, the general meeting of shareholders may appoint and remove our independent auditors, as referred to in Section 2:393 Dutch Civil Code, who audit the annual accounts. If the general meeting of shareholders fails to appoint an independent auditor, the auditor will be appointed by the board of directors. The annual accounts are adopted by our shareholders at the general meeting of shareholders and will be prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code.

        The adoption of the annual accounts by our shareholders does not release the members of our board of directors from liability for acts reflected in those documents. Any such release from liability requires a separate shareholders' resolution.

        Our financial reporting will be subject to the supervision of the Dutch regulator AFM. The AFM will review the content of the financial reports and has the authority to approach us with requests for information if, on the basis of publicly available information, it has reasonable doubts as to the integrity of our financial reporting. For a more detailed description we refer to the description below under the heading "—Dutch Financial Reporting Supervision Act."

Distributions

        We may only make distributions to our shareholders and other persons entitled to distributable profits, if our shareholders' equity exceeds the sum of the paid-up and called-up share capital plus the reserves as required to be maintained by Dutch law or by our Articles of Association.

        Our board of directors will determine which part of the profits shown in the annual accounts in respect of a financial year shall be added to the Company's reserves. Out of the remaining profits shown in the annual accounts, an amount equal to 1% of the aggregate nominal value of the special voting shares that are issued and not held by the Company itself will be added to a special dividend reserve of the Company. Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution to the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares, subject to a proposal of our board of directors to that effect and after adoption of the annual accounts demonstrating that such distribution is allowed. All calculations to determine the amounts available for dividends will be based on our annual accounts, which may be different from our consolidated financial statements. Our board of directors is permitted, subject to certain requirements and restrictions, to declare interim dividends without the approval of the general meeting of shareholders. Distributions from the Company's reserves, other than the special dividend reserve, and the form thereof (cash, assets, shares in the Company's capital) may be resolved upon by the general meeting of shareholders, subject to a proposal of our board of directors to that effect. Distributions from the Company's special dividend reserve and the form thereof may be resolved upon by the meeting of holders of special voting shares, subject to a proposal of our board of directors. Our board of directors may resolve to charge amounts to be paid up on ordinary shares against the Company's reserves, irrespective of whether those ordinary shares are issued to existing shareholders.

        Distributions, except for a distribution from the Company's special dividend reserve, will be made exclusively to the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares. The special voting shares do not carry any entitlement to profits or distributions other than distributions from the Company's special dividend reserve. Distributions from the Company's special dividend reserve will be made exclusively to the holders of special voting shares (i.e. to the Dutch foundation acting as Voting Depository) in proportion to the aggregate nominal value of their special voting shares. Ordinary shares do not carry any entitlement to distributions from the Company's special dividend reserve. No distributions will be made from the Company's special capital reserve, except that our board of directors is authorized to resolve that (i) amounts will be charged against the special capital reserve to pay up special voting shares or (ii) any part of the balance of the Company's special capital reserve will be transferred to the Company's share premium reserve. No distributions shall be made to the Company in respect of shares held by it and such shares shall not be taken into account for the purpose of calculating any distribution of profits.

        Distributions shall be payable in such currency and on such date as determined by our board of directors. Our board of directors will set the date that will be applied in order to establish which shareholders (or usufructuaries or pledgees, as the case may be) are entitled to the distribution, such date not being earlier than the date on which the distribution was announced. Claims for payment of dividends and other distributions not made within five years from the date that such dividends or distributions were declared will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

        We do not anticipate paying any cash dividends for the foreseeable future.

Liquidation and Dissolution

        The general meeting of shareholders may resolve that the Company will be dissolved, by a resolution passed by a simple majority of the votes cast. In the event of the Company being dissolved,

the liquidation shall be effected by our board of directors, unless the general meeting of shareholders decides otherwise.

        In the event of a dissolution and liquidation, the assets remaining after payment of all of the Company's debts including any liquidation expenses are to be distributed to the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares. No distribution will be made on the special voting shares and to the Company in respect of shares held by it. The liquidation and all distributions referred to in this paragraph will be made in accordance with the relevant provisions of Dutch law.

Limitations on Non-residents and Exchange Controls

        There are no limits under the laws of the Netherlands or in our Articles of Association on non-residents of the Netherlands holding or voting our ordinary shares. Under Dutch law, there currently are no exchange controls applicable to the transfer of dividends or other distributions with respect to, or of the proceeds from the sale of, shares in a Dutch company, to persons outside the Netherlands.

Netherlands Squeeze-Out Proceedings

        Pursuant to Section 2:92a of the Dutch Civil Code, a shareholder who for its own account (or together with its group companies) provides at least 95% of our issued share capital may institute proceedings against our other shareholders jointly for the transfer of their shares to it. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares of the minority shareholders. Once the order to transfer by the Enterprise Chamber of the Amsterdam Court of Appeal becomes final and irrevocable, the majority shareholder that instituted the squeeze-out proceedings shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to the majority shareholder. Unless the addresses of all minority shareholders are known to the majority shareholder acquiring the shares, the majority shareholder is required to publish the same in a newspaper with a national circulation.

        A shareholder that provides a majority of our issued share capital, but less than the 95% required to institute the squeeze-out proceedings described above, may seek to propose and implement one or more restructuring transactions with the objective to obtain at least 95% of our issued share capital and thus to be allowed to initiate squeeze-out proceedings. Those restructuring transactions could include a legal merger or demerger involving our company, or the issue of new shares to the majority shareholder while excluding any pre-emption rights of minority shareholders in relation to such issuance.

        Additionally, an alternative to the statutory squeeze-out proceedings described above is an asset sale transaction that has been developed in Dutch public takeover practice and that, depending on the circumstances at hand, could also be implemented by any shareholder providing a certain supermajority (but less than 95%) of our issued share capital to be determined by the circumstances. The asset sale may for instance be implemented after a successful public offer through which the offeror acquired the relevant supermajority. The asset sale transaction comprises of the sale and transfer of all of the assets of our company to a special purpose entity controlled by the relevant majority shareholder against payment of a purchase price that reflects the market value of those assets, followed by the liquidation of our company and the pro-rata payment of the purchase price for the assets to the minority shareholders (and the relevant majority shareholder) as liquidation proceeds.

        Any proposal to sell and transfer all of our assets and to dissolve and liquidate our company is subject to a majority of more than half of the votes cast in our general meeting of shareholders under our Articles of Association and Dutch law.

Dutch Corporate Governance Code

        As a Dutch company that lists its ordinary shares on a government-recognized stock exchange, we are subject to the Dutch Corporate Governance Code. The Dutch Corporate Governance Code, as amended, became effective on January 1, 2009, and applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the NASDAQ.

        The code is based on a "comply or explain" principle. Accordingly, companies are required to disclose in their annual report filed in the Netherlands whether or not they are complying with the various rules of the Dutch Corporate Governance Code that are addressed to the board of directors and, if they do not apply those provisions, to give the reasons for such non-application. The Dutch Corporate Governance Code contains both principles and best practice provisions for the board of directors, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The principles and best practice provisions apply to our board of directors, in relation to its role and composition, conflicts of interest and independence requirements, board of directors committees and remuneration; shareholders and the general meeting of shareholders, for example, regarding anti-takeover protection and obligations of the Company to provide information to our shareholders; and financial reporting, including external auditor and internal audit requirements.

        We acknowledge the importance of good corporate governance. However, at this stage, we do not comply with all the provisions of the Dutch Corporate Governance Code, to a large extent because such provisions conflict with or are inconsistent with the corporate governance rules of the NASDAQ and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on the NASDAQ. As required by Dutch law, we will disclose in our annual report those best practices provisions from the Dutch Corporate Governance Code with which we do not comply, together with an explanation for such deviations.

Obligations of Shareholders to Make a Public Offer

        The Dutch mandatory offer rules are not applicable to us, as our ordinary shares will only be listed on the NASDAQ.

Differences in Corporate Law

        We are incorporated under the laws of the Netherlands. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of the Netherlands and Delaware.

        This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable Dutch law and our Articles of Association or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

Delaware	The Netherlands
Duties of directors

The board of directors of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of a corporation. There is generally only one board of directors.

In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

In the Netherlands, a listed company typically has a two-tier board structure with a management board comprising the executive directors and a supervisory board comprising the non-executive directors. However, it is also possible to, and the Company will, have a single-tier board, comprising both executive directors and non-executive directors.

The executive director (and, in our Company, together with the Non-Board Co-CEO) is responsible for the Company's day-to-day operations, the general affairs of the Company's business and the general affairs of the Company's group companies. The non-executive directors are assigned the task of supervising the executive director, the Non-Board Co-CEO and the board of directors as a whole and the general affairs of the company and the business connected with it and providing the executive director (and, in our Company, the Non-Board Co-CEO) with advice. Each director has a duty towards the company to properly perform the duties assigned to him. Furthermore, each member of the board of directors has a duty to act in the corporate interest of the company and the business connected with it.

Unlike under Delaware law, under Dutch law the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the interest of the company and the business connected with it also applies in the event of a proposed sale or break-up of the company, whereby the specific circumstances generally dictate how such duty is to be applied. Any board of directors resolution concerning a material change in the identity or character of the company or its business requires shareholders' approval. The board of directors may decide in its sole discretion, within the confines of Dutch law, to incur additional indebtedness subject to any contractual restrictions pursuant to our existing financing arrangements.

Delaware	The Netherlands
Director terms

The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the shareholders. A director elected to serve a term on a "classified" board of directors may not be removed by shareholders without cause. There is no limit to the number of terms a director may serve.
In contrast to Delaware law, under Dutch law a director of a listed company is generally appointed for a maximum term of four years. There is no statutory limit to the number of terms a director may serve, although the Dutch Corporate Governance Code recommends that non-executive directors shall serve for a maximum of three four-year terms. It is currently anticipated that our directors will serve terms of three years, although the terms of our initial directors will be off-set and our Board Rules will provide for flexibility thereafter. A director may be removed at any time, with or without cause, by the general meeting of shareholders.
Director vacancies

The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.
Under Dutch law, new members of the board of directors of a company such as ours are appointed by the general meeting, rather than appointed by the board of directors as is typical for a Delaware corporation. It is customary that the board of directors, upon recommendation of the Nomination and Remuneration Committee, makes a non-binding nomination to the general meeting for the appointment of new directors.

Under the Articles of Association, where a director or the Non-Board Co-CEO is no longer in office or is unable to act (including as a result of a suspension or as a result of having a conflict of interest), he may be replaced temporarily by our Board of Directors. If all directors are no longer in office or are unable to act (unless in case of a conflict of interest), the management of the Company shall be entrusted temporarily to one or more persons designated by our general meeting of shareholders for that purpose.

Delaware	The Netherlands
Conflict-of-interest transactions

Under the Delaware General Corporation Law, transactions with directors must be approved by disinterested directors or by the shareholders, or otherwise proven to be fair to the company as of the time it is approved. Such transaction will be void or voidable, unless (1) the material facts of any interested directors' interests are disclosed or are known to the board of directors and the transaction is approved by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; (2) the material facts of any interested directors' interests are disclosed or are known to the shareholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the shareholders; or (3) the transaction is fair to the company as of the time it is approved.
Under Dutch law, a member of the board of directors with a direct or indirect personal interest that conflicts with the interests of the company or of the business connected with it must abstain from participating in the decision-making process (i.e., the deliberations and the decision-making) with respect to the relevant matter. A director with such a conflict of interest must promptly notify the other directors of his or her conflict. If it becomes apparent that such member was indeed involved in the decision-making process, then such decision may be nullified. In case each director has a conflict, the decision-making is escalated to the general meeting of shareholders, unless the articles of association provide that the board of directors may nevertheless decide on the matter at hand (which will be the case for our Company).
Executive members of the board of directors with a conflict of interest remain authorized to represent the company. However, the relevant executive board members may under certain circumstances be held personally liable for any damage suffered by the company as a consequence of the transaction.

Agreements entered into with third parties contrary to the rules on decision-making in the case of a conflict of interest, may as a rule not be annulled. Only under special circumstances will a company be able to annul an agreement or claim damages, such as when a third party misuses a conflict of interest situation.
Proxy voting by directors
A director of a Delaware corporation may not issue a proxy representing the director's voting rights as a director.	An absent director may issue a proxy for a specific meeting of the board of directors but only in writing to another director.

In our Company, the Non-Board Co-CEO may also be represented at board of directors meetings under a written proxy issued to a director. The Non-Board Co-CEO shall not be allowed to vote at meetings of the board of directors, but may attend such meetings as an observer and participate as such in the deliberations (unless the board of directors determines that the specific circumstances of the case at hand require the board of directors to perform its duties through deliberations and decision-making among the directors only) and subject to Dutch law.

Delaware	The Netherlands
Voting rights

Under the Delaware General Corporation Law, each shareholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. Cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Either the certificate of incorporation or the bylaws may specify the number of shares or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting, except that, where a separate vote by a class or series or classes or series is required, a quorum will consist of no less than 1/3 of the shares of such class or series or classes or series.

Shareholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 days nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the shareholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Under Dutch law, shares have one vote per share, provided such shares have the same nominal value. All shareholder resolutions are taken by an absolute majority of the votes cast and without quorum requirement, unless the articles of association or Dutch law prescribe otherwise. Dutch law does not permit cumulative voting for the election of directors.

The board of directors may determine a record date (registratiedatum) of 28 calendar days prior to a general meeting of shareholders to establish which shareholders and others with meeting rights are entitled to attend and, if relevant, vote in the general meeting of shareholders, irrespective of whoever is entitled to the shares at the time of the general meeting of shareholders. There is no specific provision in Dutch law for adjournments.

Delaware	The Netherlands
Shareholder proposals

Delaware law does not provide shareholders an express right to put any proposal before a meeting of shareholders, but it provides that a corporation's bylaws may provide that if the corporation solicits proxies with respect to the election of directors, it may be required to include in its proxy solicitation materials one or more individuals nominated by a shareholder. In keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. Additionally, if a Delaware corporation is subject to the SEC's proxy rules, a shareholder who owns at least $2,000 in market value or 1% of the corporation's securities entitled to vote for a continuous period of one year as of the date he submits a proposal may propose a matter for a vote at an annual or special meeting in accordance with those rules.
Pursuant to our Articles of Association, one or more shareholders or others with meeting rights alone or jointly representing at least (i) 10% of the issued share capital; or (ii) 10% of the ordinary shares of our issued share capital, may on their application be authorized by the Dutch Court to convene a general meeting if the board of directors refuses to do so.

The agenda for a meeting of shareholders must contain such items as the board of directors or the person or persons convening the meeting decide. Pursuant to our Articles of Association, unlike under Delaware law, the agenda will also include such other items as one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least (i) 3% of the issued share capital; or (ii) 3% of the ordinary shares of our issued share capital, may request to the board of directors in writing and substantiated, received by the company no later than on the 60th day before the date of the meeting.

Action by written consent

Unless otherwise provided in the corporation's certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of shareholders of a corporation may be taken without a meeting, without prior notice and without a vote, if one or more consents in writing, setting forth the action to be so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Under Dutch law, shareholders' resolutions may be adopted in writing without holding a meeting of shareholders, provided (a) the articles of association expressly so allow, (b) no bearer shares or depository receipts are issued, (c) there are no persons entitled to the same rights as holders of depository receipts issued with our cooperation, (d) the board of directors has been given the opportunity to give its advice on the resolution, and (e) the resolution is adopted unanimously by all shareholders that are entitled to vote. The requirement of unanimity therefore renders the adoption of shareholder resolutions without a meeting not feasible for publicly traded companies. Our Articles of Association do not expressly allow for shareholders' resolutions to be adopted without holding a meeting of shareholders.

Delaware	The Netherlands
Shareholder suits

Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a shareholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a shareholder not only at the time of the transaction that is the subject of the suit, but also throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.
Unlike under Delaware law, in the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. Individual shareholders do not have the right to bring an action on behalf of the company. This individual shareholder may, in its own name, have an individual right to take action against such third party in the event that the cause for the liability of that third party also constitutes a tortious act directly against that individual shareholder. The Dutch Civil Code provides for the possibility for such actions to be initiated by a foundation or an association whose objective is to protect the rights of a group of persons having similar interests. Such an action cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). To obtain compensation for damages, individual claimants may base a claim on the declaratory judgment obtained by the foundation or association, but must still individually sue the defendant for damages. Alternatively, in order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself—outside the collective action—institute a civil claim for damages.

Delaware	The Netherlands
Repurchase of shares

Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.
Under Dutch law, a company such as ours may not subscribe for newly issued shares in its own capital. Such company may, however, repurchase its existing and outstanding shares or depository receipts if permitted under its articles of association.

We may acquire our shares, subject to applicable provisions and restrictions of Dutch law and our Articles of Association, to the extent that: (i) such shares are fully paid-up; (ii) such shares are acquired for no valuable consideration or such repurchase would not cause our shareholders' equity to fall below an amount equal to the sum of the paid-up and called-up part of the issued share capital and the reserves we are required to maintain pursuant to Dutch law or our Articles of Association; and (iii) after the acquisition of shares, we and our subsidiaries would not hold, or would not hold as pledgees, shares having an aggregate nominal value that exceeds 50% of our issued share capital.

Other than shares acquired for no valuable consideration or by universal succession, our board of directors may acquire shares only if our shareholders have authorized the board of directors to do so. An authorization by the general meeting of shareholders for the repurchase of shares can be granted for a maximum period of 18 months. No authorization of the general meeting of shareholders is required if listed ordinary shares are acquired by us with the intention of transferring such ordinary shares to our employees or employees of a group company pursuant to an arrangement applicable to them.

Immediately prior to completion of this offering, our general meeting of shareholders is expected to adopt a resolution pursuant to which our board of directors will be authorized to acquire a maximum permissible amount of ordinary shares on the NASDAQ for an 18-month period from the date of the completion of this offering for a price per share not exceeding 110% of the market price of the shares on the NASDAQ (with the market price deemed to be the average of the closing price on each of the ten consecutive days of trading preceding the second day prior to the date of repurchase is agreed upon by us).

Delaware	The Netherlands
Anti-takeover provisions
In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the Delaware General Corporation Law prohibits "business combinations," including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested shareholder that beneficially owns 15% or more of a corporation's voting stock (or which is an affiliate or associate of the corporation and owned 15% or more of the corporation's outstanding voting stock within the past three years), within three years after the person becomes an interested shareholder, unless:

•

the transaction that will cause the person to become an interested shareholder is approved by the board of directors of the target prior to the transactions;

•

after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested shareholders and shares owned by specified employee benefit plans; or

•

after the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested shareholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company.

Under Dutch law and our Articles of Association, our Board of Directors in principle has the flexibility to execute without shareholder approval defensive measures against an unsolicited offer although, in practice, many of these measures will require an amendment to our Articles of Association and, consequently a resolution of our general meeting of shareholders.

The Dutch Civil Code does not contain provisions on the use of defensive measures, however, case law has shaped the framework (based on the fundamental norm of reasonableness and fairness) within which a court will assess whether the use of a defensive measure is permissible. That framework does not consist of fixed rules, however it does provide points of reference to determine whether defensive measures are permissible.

•

The main rule is that a company's board of directors is free to adopt measures to prevent a party from acquiring predominant or significant control over the company, if such control is deemed to be undesirable by the company's board of directors.

•

Using defensive measures may be legitimate if such measures are required to protect the interests of the company, its business and its stakeholders (i.e. its shareholders, employees and creditors) and to safeguard the continuity of the company.

•

The defensive measures invoked will generally need to have a temporary nature, focused on preventing any sudden and unwanted changes in control over or governance of the company that may harm the interests of the company, its business and its stakeholders. It is widely held that a defensive measure implemented for a duration of up to two years is still considered to be temporary.

•

The board of directors will need to determine whether the defensive measures are reasonably required to maintain the status quo during any negotiations or talks with the bidder or activist shareholder and other parties involved, or to explore alternatives.

•

Any defensive measure adopted need to be an adequate and proportional response to the perceived threat, with the aim to safeguard and facilitate a careful and transparent process between the company and the bidder or activist shareholder.

Delaware	The Netherlands
Inspection of books and records

Under the Delaware General Corporation Law, any shareholder may inspect for any proper purpose the corporation's stock ledger, a list of its shareholders and its other books and records during the corporation's usual hours of business.
Our shareholders' register is available for inspection by the shareholders and usufructuraries and pledgees whose particulars must be registered therein. Our board of directors provide the shareholders, at the general meeting of shareholders, with all information that the shareholders require for the exercise of their powers, unless doing so would be contrary to an overriding interest of ours. Our board of directors must give a reason for not electing to provide such information on the basis of an overriding interest.
Removal of directors

Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.
Pursuant to our Articles of Association and Dutch law, the general meeting has the authority to suspend or remove directors at any time by adopting a resolution, approved by an absolute majority of the votes cast at a meeting. In addition, the executive director may be suspended by the board of directors, and in our Company, the Non-Board Co-CEO may be suspended or removed by the board of directors.

Delaware	The Netherlands
Preemptive rights

Under the Delaware General Corporation Law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.
Under Dutch law, in the event of an issuance of ordinary shares or granting of rights to subscribe for ordinary shares, each holder of ordinary shares will have a pro rata preemptive right to the number of ordinary shares held by such shareholder (with the exception of shares to be issued to employees or shares issued for a consideration other than in cash). Holders of special voting shares will not have preemptive rights at all and holders of ordinary shares will not have preemptive rights for the issuance of special voting shares. Preemptive rights in respect of newly issued ordinary shares may be limited or excluded by a resolution of the general meeting or by the board of directors if authorized thereto by the general meeting or by the articles of association for a period not exceeding five years. Such designation can be extended, in each case for a period not exceeding five years. A resolution of the general meeting of shareholders to restrict or exclude the preemptive rights or to designate the board of directors as the authorized body to do so requires a two-thirds majority of the votes cast, if less than one half of our issued share capital is represented at the meeting.

Immediately prior to the completion of this offering, our general meeting of shareholders is expected to adopt a resolution irrevocably authorizing our board of directors to limit or exclude the pre-emptive rights of holders of ordinary shares for a period not exceeding five years from the date of completion of the offering.

Delaware	The Netherlands
Dividends

Under the Delaware General Corporation Law, a Delaware corporation may, subject to any restrictions contained in its certificate of incorporation, pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of ordinary shares, property or cash.
Dutch law provides that dividends may only be distributed after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed. Moreover, dividends may be distributed only to the extent the shareholders' equity exceeds the sum of the paid-up and called-up share capital and the reserves that must be maintained under Dutch law or the articles of association. Interim dividends may be declared as provided in the articles of association and may be distributed to the extent that the shareholders' equity exceeds the paid-up and called-up share capital and the reserves that must be maintained under Dutch law or the articles of association as apparent from an (interim) financial statement. Interim dividends should be regarded as advances on the final dividend to be declared with respect to the financial year in which the interim dividends have been declared. Should it be determined after adoption of the annual accounts with respect to the relevant financial year that the distribution was not permissible; subject to practical constraints, the Company may reclaim the paid interim dividends as unduly paid. Under Dutch law, the articles of association may, and our Articles of Association will, prescribe that the board of directors decides what portion of the profits are to be held as reserves. Any profits remaining after reservation (including reservation to the special dividend reserve), shall be at the disposal of the general meeting of shareholder for distribution to the holders of ordinary shares. Under Dutch law, the articles of association may, and our Articles of Association will, prescribe that such distribution is subject to a proposal of the board of directors to that effect.

Dividends will be payable in such currency and on such date as determined by our board of directors. Claims for payment of dividends not made within five years from the date that such dividends were declared, will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

Delaware	The Netherlands
Shareholder vote on certain reorganizations

Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the shareholders of a surviving corporation to a merger is needed; however, unless required by the certificate of incorporation, if (a) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (b) the shares of stock of the surviving corporation are not changed in the merger and (c) the number of ordinary shares of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation's common shares outstanding immediately prior to the effective date of the merger. In addition, shareholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the shareholders will be entitled to appraisal rights.

Under Dutch law, the general meeting of shareholders must approve resolutions of the board of directors concerning a material change in the identity or character of the company or our business, which includes:

•

a transfer of the business or materially all of the business to a third party;

•

entering into or terminating a long-lasting alliance of the company or of a subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or partnership, if this alliance or termination is of significance for the company; and

•

acquiring or disposing of an interest in the capital of a company by the company or by a subsidiary with a value of at least one third of the value of the assets, according to the balance sheet with explanatory notes, or if the company prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in the company's most recently adopted annual accounts.

The concept of appraisal rights does not exist under Dutch law. However, pursuant to Dutch law, a shareholder who for its own account (or together with its group companies) provides at least 95% of the company's issued capital may institute proceedings against the company's other shareholders jointly for the transfer of their shares to that shareholder. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer), which may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares to be transferred.

Furthermore, Dutch law provides that, to the extent the acquiring company in a cross-border merger is organised under the laws of another EU member state, a shareholder of a Dutch disappearing company who had voted against the cross-border merger may file a claim with the Dutch company for compensation. The compensation is to be determined by one or more independent experts.

Delaware	The Netherlands
Compensation of board of directors

Under the Delaware General Corporation Law, the shareholders do not generally have the right to approve the compensation policy for the board of directors or the senior management of the corporation, although certain aspects of the compensation policy may be subject to shareholder vote due to the provisions of federal securities and tax law.
In contrast to Delaware law, under Dutch law, the general meeting of shareholders must adopt the remuneration policy for the board of directors, which includes the outlines of the compensation of any members who serve on our board of directors. Our board of directors determines the remuneration of the directors in accordance with the remuneration policy. For us, the remuneration policy will also relate to the remuneration of the Non-Board Co-CEO.

Our initial remuneration policy will be adopted before completion of this offering.

Market Abuse

        The Dutch Financial Markets Supervision Act (Wet op het financieel toezicht, or FMSA) contains rules intended to prevent market abuse, such as insider trading, tipping and market manipulation. Such rules on market manipulation may restrict our ability to buy back our shares. In certain circumstances, our investors can also be subject to such rules intended to prevent market abuse.

        Pursuant to the FMSA, members of our board of directors and any other person who has managerial or co-managerial responsibilities in respect of us or who has the authority to make decisions affecting our future developments and business prospects and who may have regular access to inside information relating, directly or indirectly, to us, must give written notice to the Dutch Authority for the Financial Markets, or AFM, by means of a standard form of all transactions conducted for his own account relating to our shares or in financial instruments the value of which is determined or co-determined by the value of our shares, conducted for its own account.

        In addition, in accordance with the FMSA and the regulations promulgated thereunder, certain persons closely associated with members of our board of directors or any of the other persons as described above, must also notify the AFM of any transactions conducted for their own account relating to our shares or in financial instruments the value of which is determined or co-determined by the value of our shares. The FMSA and the regulations promulgated thereunder cover the following categories of persons: (i) the spouse or any partner considered by national law as equivalent to the spouse, (ii) dependent children of such persons, (iii) other relatives who have shared the same household for at least one year at the relevant transaction date and (iv) any legal person, trust or partnership whose, among other things, managerial responsibilities are discharged by a person referred to under (i), (ii) or (iii) above or by the relevant member of the board of directors or other person with any authority in respect of us as described above.

        These notifications to the AFM must be made no later than on the fifth business day following the transaction date. Under certain circumstances, the notification may be postponed until the moment that the value of the transactions performed for that person's own account, together with the transactions carried out by the persons closely associated with that person, reaches or exceeds an amount of €5,000 in the calendar year in question.

        The AFM does not issue separate public announcements of notifications received by it. It does, however, keep a public register of all notifications under the FMSA. Third parties can request to be notified automatically by e-mail of changes to the public register in relation to a particular company's shares or a particular notifying party.

        Non-compliance with the notification obligations or other obligations under the FMSA could lead to criminal fines, administrative fines, imprisonment or other sanctions.

        Pursuant to the rules intended to prevent market abuse, prior to the completion of this offering we will adopt an internal code on inside information in respect of the holding of and carrying out of transactions by directors and employees in our shares or in financial instruments the value of which is determined or co-determined by the value of our shares. Furthermore, we have drawn up a list of those persons working for us who could have access to inside information on a regular or incidental basis and have informed such persons of the rules on insider trading and market manipulation, including the sanctions which can be imposed in the event of a violation of those rules.

Obligations of Shareholders and Members of the Board of Directors to Disclose Holdings and Other Notification Requirements

        The notification obligations under the FMSA on ownership disclosures by shareholders and directors, other than the notification obligations described above under the heading "Market Abuse," do not apply to us as our ordinary shares are only listed on the NASDAQ.

Dutch Financial Reporting Supervision Act

        Under the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving), or the FRSA, the AFM supervises the application of financial reporting standards by, among others, companies whose corporate seats are in the Netherlands and whose securities are listed on a regulated market within the EU or in a non-EU country on a system similar to a regulated market. Since our Company has its corporate seat in the Netherlands and our ordinary shares will be listed on the NASDAQ, the FRSA will be applicable to us.

        Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from us regarding our application of the applicable financial reporting standards if, based on publicly known facts or circumstances, it has reason to doubt our financial reporting meets such standards and (ii) recommend to us that we make available further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber order us to (i) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports or (ii) prepare our financial reports in accordance with the Enterprise Chamber's instructions.

 ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has not been a public market for our ordinary shares, and we cannot predict what effect, if any, market sales of ordinary shares or the availability of ordinary shares for sale will have on the market price of our ordinary shares prevailing from time to time. Nevertheless, sales of substantial amounts of ordinary shares, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our ordinary shares and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

        Upon completion of this offering, we will have a total of            ordinary shares outstanding. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any ordinary shares purchased by our "affiliates" (as defined under Rule 144) may only be sold in compliance with the limitations described below. The remaining outstanding ordinary shares will also be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Regulation S.

Rule 144

        The availability of Rule 144 will vary depending on whether restricted shares are held by an affiliate or a non-affiliate. Under Rule 144 as in effect on the date of this prospectus an affiliate who has beneficially owned restricted ordinary shares for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

  •
  1% of the number of ordinary shares then outstanding, which will equal ordinary shares immediately after this offering; and

  •
  the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

        The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. A non-affiliate who has beneficially owned restricted ordinary shares for six months may rely on Rule 144 provided that certain public information regarding us is available. A non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144.

Regulation S

        Regulation S under the Securities Act provides that offers or sales, and reoffers or resales, of securities may occur without registration under Section 5 of the Securities Act, provided that the offer or sale is effected in an offshore transaction and no directed selling efforts are made in the U.S. (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold in some other manner outside the U.S. without requiring registration in the U.S.

Omnibus Incentive Plan

        In the future, we intend to file a registration statement on Form S-8 under the Securities Act with the SEC to register our ordinary shares reserved for issuance under our Omnibus Incentive Plan. Subject to the expiration of any lock-up or other restrictions as described above and following the completion of any vesting periods, our ordinary shares issuable under our Omnibus Incentive Plan will be freely tradable without restriction under the Securities Act, unless such shares are held by any of our affiliates.

TAXATION

        The following discussion contains a description of certain U.S. federal income tax and Dutch tax consequences of the acquisition, ownership and disposition of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The discussion is based upon the federal income tax laws of the U.S. and regulations thereunder and the tax laws of the Netherlands and regulations thereunder as of the date hereof, which are subject to change and possibly with retroactive effect.

United States Federal Income Taxation

        The following is a description of the certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

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  banks, financial institutions or insurance companies;

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  real estate investment trusts, regulated investment companies or grantor trusts;

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  dealers or traders in securities, commodities or currencies;

  •
  tax-exempt entities or organizations, including and "individual retirement account" or "Roth IRA" as defined in Section 408 or 408A of the U.S. Internal Revenue Code, or the Code;

  •
  certain former citizens or long-term residents of the United States;

  •
  persons that received our shares as compensation for the performance of services;

  •
  persons that will hold our shares as part of a "hedging," "integrated" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes;

  •
  partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

  •
  S corporations;

  •
  holders that acquire ordinary shares as a result of holding or owning our preferred shares

  •
  U.S. Holders (as defined below) whose "functional currency" is not the U.S. Dollar; or

  •
  holders that own or have owned directly or indirectly 10.0% or more of the voting power or value of our shares.

        Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

        This description is based on the Code existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares in their particular circumstances.

        For the purposes of this description, a "U.S. Holder" is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

  •
  a citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if such trust has validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

        A "Non-U.S. Holder" is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes).

        If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstance.

        Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a "passive foreign investment company", or PFIC, for U.S. federal income tax purposes. See "—Passive Foreign Investment Company Considerations" below.

        You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

  Distributions

        If you are a U.S. Holder, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Dutch taxes withheld therefrom will generally be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. However, this will not apply to certain distributions, if any, of our ordinary shares that are distributed pro rata to all our shareholders. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our ordinary shares for more than one years as of the time such distribution is received. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as ordinary dividend income to you. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (generally, gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Such lower rate of taxation will not apply if the Company is a PFIC for the taxable year in which it pays a dividend, or was a PFIC for the preceding taxable year.

Dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

        If you are a U.S. Holder, dividends paid in euros will be included in income in a U.S. dollar amount calculated by reference to the prevailing spot market exchange rate in effect on the day the dividends are received by you, regardless of whether the euros are converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. Holder realizes on a subsequent conversion of euros into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in euros are converted into U.S. dollars on the day they are received, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect to the dividend income.

        If you are a U.S. Holder, dividends paid to you with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations Dutch tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute "passive category income." A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether, and to what extent you will be entitled to this credit.

        Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income (or withholding) tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business (and, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that you maintain in the United States).

  Sale, Exchange or Other Disposition of Ordinary Shares

        If you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition (before deduction of Dutch tax, if any) and your adjusted tax basis in our ordinary shares. Except as discussed below with respect to foreign currency gain or loss, any such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if your holding period for such ordinary shares at the time of such sale, exchange, or other disposition exceeds one year. Non-corporate U.S. Holders will generally be eligible for preferential rates of taxation on long-term capital gains. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. A U.S. Holder's adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share.

        The amount realized on the sale, exchange, or other disposition of our ordinary shares in exchange for any currency other than the U.S. dollar should equal the U.S. dollar value of such currency translated at the spot exchange rate in effect on the date of disposition or, if our ordinary shares are regularly traded on the NASDAQ, an established securities market, and the holder is a cash method or electing accrual method U.S. Holder, the settlement date. A U.S. Holder's tax basis in the currency received should equal such U.S. dollar amount realized, as described above. Any gain or loss realized by such holder on a subsequent conversion or other disposition of the non-U.S. dollar currency generally will be ordinary income or loss.

        The determination of whether our ordinary shares are traded on an established securities market is not entirely clear under current U.S. federal income tax law. Please consult your tax advisor regarding the proper treatment of foreign currency gains or losses with respect to a sale or other disposition of our ordinary shares.

        Any gain or loss that a U.S. Holder recognizes on a sale, exchange or other disposition of our ordinary shares generally will be treated as a U.S. source income or loss for foreign tax credit limitation purposes. As a result, you may be not be able to claim a foreign tax credit with respect to the Dutch tax, if any, on any such gain. You should consult your tax advisor as to whether the Dutch tax on any such gain may be creditable against U.S. federal income tax on foreign-source income from other sources.

        Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

  •
  such gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that you maintain in the United States); or

  •
  you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

        If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder might otherwise derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

        A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

  •
  at least 75% of its gross income is "passive income;" or

  •
  at least 50% of the average quarterly value of its gross assets (which may be determined in part by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce "passive income" or are held for the production of passive income.

        Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the shares of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

        Based on our historic and expected operations, composition of assets and market capitalization (which will fluctuate from time to time), we do not expect that we will be classified as a PFIC for the current taxable year or for the foreseeable future. However, the determination of whether we are a PFIC is made annually, after the close of the relevant taxable year. Therefore, it is possible that the Company could be classified as a PFIC for the current taxable year or in future years due to changes in the composition of our assets or income, as well as changes in our market capitalization. In addition, our status as a PFIC may depend on how quickly we utilize the cash proceeds from this offering in our business. There can be no assurance that we will not be considered a PFIC for any taxable year.

        If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any "excess distribution" by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over your holding period, (ii) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax, at the U.S. Holder's regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under "Distributions." Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares.

        If a U.S. Holder makes the mark-to-market election, then, in lieu of being subject to the tax and interest charge rules discussed above, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder's tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of the ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

        The mark-to-market election is available only if we are a PFIC and our ordinary shares are "regularly traded" on a "qualified exchange." Our ordinary shares will be treated as "regularly traded" in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The NASDAQ is a qualified exchange for this purpose. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the tax and interest charge rules discussed above with respect to such holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including shares in any of the Company's subsidiaries that are treated as PFICs. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year in which the election is made and all subsequent taxable years unless our ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

        We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

        If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

        If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the Company, generally with the U.S. Holder's federal income tax return for that year.

        U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC Rules.

Medicare Tax

        Certain U.S. Holders that are individual, estates or trusts are subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its income in our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

        United States backup withholding tax and information reporting requirements may apply to certain payments to certain holders of shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner's United States federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

        Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

        The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

Taxation in the Netherlands

General

        The following is a general summary of certain Netherlands tax consequences of the holding and disposal of our ordinary shares. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements), and in view of its general nature, it should be treated with corresponding caution. Holders should consult with their tax advisors with regard to the tax consequences of investing in our ordinary shares in their particular circumstances. The discussion below is included for general information purposes only.

        Please note that this summary does not describe the tax considerations for:

  (i)
  holders of ordinary shares if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in us under the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company's annual profits and/or to 5% or more of the company's liquidation proceeds. A deemed substantial interest arises if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

  (ii)
  holders of our ordinary shares whose shareholdings qualify or qualified as a participation for purposes of the Netherlands Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a taxpayer's shareholding of 5% or more in a company's nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a 5% shareholding but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

  (iii)
  holders of our ordinary shares who are individuals for whom the ordinary shares or any benefit derived from the ordinary shares are a remuneration or deemed to be a remuneration for activities performed by such holders or certain individuals related to such holders (as defined in the Netherlands Income Tax Act 2001); and

  (iv)
  pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) and other entities that are exempt from corporate income tax in The Netherlands, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which The Netherlands have agreed to exchange information in line with international standards.

        Except as otherwise indicated, this summary only addresses Netherlands national tax legislation and published regulations, whereby the Netherlands means the part of the Kingdom of the Netherlands located in Europe, as in effect on the date hereof and as interpreted in published case law until this date, without prejudice to any amendment introduced at a later date and implemented with or without retroactive effect.

Dividend Withholding Tax

        Dividends distributed by us generally are subject to Netherlands dividend withholding tax at a rate of 15%. The expression "dividends distributed" includes, among other things:

  •
  distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes;

  •
  liquidation proceeds, proceeds of redemption of our ordinary shares, or proceeds of the repurchase of our ordinary shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those ordinary shares as recognized for purposes of Netherlands dividend withholding tax;

  •
  an amount equal to the par value of ordinary shares issued or an increase of the par value of ordinary shares, to the extent that it does not appear that a contribution, recognized for purposes of Netherlands dividend withholding tax, has been made or will be made; and

  •
  partial repayment of the paid-in capital, recognized for purposes of Netherlands dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless the holders of our ordinary shares have resolved in advance at a general meeting to make such repayment and the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of our Articles of Association.

        If a holder of our ordinary shares is resident in a country other than The Netherlands and if a double taxation convention is in effect between The Netherlands and such other country, such holder of our ordinary shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

        Individuals and corporate legal entities who are resident or deemed to be resident in The Netherlands for Netherlands tax purposes ("Netherlands Resident Individuals" and "Netherlands Resident Entities" as the case may be), other than individuals who have made an election for the application of the rules of the Netherlands Income Tax Act 2001 as they apply to residents of The Netherlands, can generally credit the Netherlands dividend withholding tax against their income tax or corporate income tax liability. The same generally applies to holders of our ordinary shares that are neither resident of nor deemed to be resident of the Netherlands and holders of our ordinary shares that are individuals who have made an election for the application of the rules of the Netherlands Income Tax Act 2001 as they apply to residents of The Netherlands if the ordinary shares are attributable to a Netherlands permanent establishment of such non-resident holder.

        In general, we will be required to remit all amounts withheld as Netherlands dividend withholding tax to the Netherlands tax authorities. However, under certain circumstances, we are allowed to reduce the amount to be remitted to the Netherlands tax authorities by the lesser of:

  •
  3% of the portion of the distribution paid by us that is subject to Netherlands dividend withholding tax; and

  •
  3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above mentioned reduction.

        Although this reduction reduces the amount of Netherlands dividend withholding tax that we are required to remit to the Netherlands tax authorities, it does not reduce the amount of tax that we are required to withhold on dividends distributed.

        Pursuant to legislation to counteract "dividend stripping," a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the Netherlands Dividend Withholding Tax Act 1965. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Netherlands State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Tax on Income and Capital Gains

Residents of the Netherlands

        Individuals.    If a holder of our ordinary shares is a Netherlands Resident Individual (including the non-resident individual holder who has made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of The Netherlands), any benefit derived or deemed to be derived from our ordinary shares is taxable at the progressive income tax rates (with a maximum of 52%), if:

  (a)
  the ordinary shares are attributable to an enterprise from which The Netherlands Resident Individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth of such enterprise, without being an entrepreneur or a shareholder, as defined in the Netherlands Income Tax Act 2001; or

  (b)
  the holder of our ordinary shares is considered to perform activities with respect to the ordinary shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the ordinary shares that are (otherwise) taxable as benefits from other activities (resultaat uit overige werkzaamheden).

        If the above-mentioned conditions (a) and (b) do not apply to the individual holder of our ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder's net investment asset base (rendementsgrondslag). Such holder will be taxed annually on a deemed income of 4% of his or her net investment assets for the year at an income tax rate of 30%. The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1st of the relevant calendar year. A tax free allowance may be available. Actual benefits derived from our ordinary shares are as such not subject to Netherlands income tax.

        Entities.    Any benefit derived or deemed to be derived from our ordinary shares held by Netherlands Resident Entities, including any capital gains realized on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 25% (a corporate income tax rate of 20% applies with respect to taxable profits up to €200,000).

Non-Residents of the Netherlands.

        A holder of our ordinary shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under the ordinary shares or any gain realized on the disposal or deemed disposal of our ordinary shares, provided that:

  (i)
  such holder is neither a resident nor deemed to be resident in The Netherlands for Netherlands tax purposes and, if such holder is an individual, such holder has not made an election for the application of the rules of the Netherlands Income Tax Act 2001 as they apply to residents of The Netherlands;

  (ii)
  such holder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in The Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and

  (iii)
  in the event such holder is an individual, such holder does not carry out any activities in The Netherlands with respect to our ordinary shares that go beyond ordinary asset management and does not derive benefits from the ordinary shares that are (otherwise) taxable as benefits from other activities in The Netherlands.

Gift or Inheritance Tax

Residents of The Netherlands

        Gift and inheritance taxes will arise in The Netherlands with respect to a transfer of our ordinary shares by way of a gift by, or on the death of, a holder of our ordinary shares who is resident or deemed to be resident in The Netherlands at the time of the gift or his/her death.

Non-residents of The Netherlands

        No Netherlands gift or inheritance taxes will arise on the transfer of our ordinary shares by way of gift by, or on the death of, a holder of ordinary shares who is neither resident nor deemed to be resident in The Netherlands, unless:

  (i)
  in the case of a gift of ordinary shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands; or

  (ii)
  the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in The Netherlands.

        For purposes of Netherlands gift and inheritance taxes, amongst others, a person that holds the Netherlands nationality will be deemed to be resident in The Netherlands if such person has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his/her death. Additionally, for purposes of Netherlands gift tax, amongst others, a person not holding the Netherlands nationality will be deemed to be resident in The Netherlands if such person has been resident in The Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

Other Taxes or Duties

        No Netherlands VAT and no Netherlands registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of our ordinary shares on any payment in consideration for the holding or disposal of the ordinary shares.

UNDERWRITING

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ordinary shares indicated below:

Name	Number of Ordinary Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Total

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the ordinary shares subject to their acceptance of such shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option to purchase additional shares described below.

        The underwriters initially propose to offer part of the ordinary shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                additional ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ordinary shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional ordinary shares as the number listed next to the underwriter's name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds, before expenses, to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to an additional                ordinary shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ordinary shares offered by them.

        We have applied to have our ordinary shares listed on the NASDAQ Global Select Market under the trading symbol "CNV."

        We, our directors, executive officers and certain holders of our outstanding shares and share options have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

  (i)
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

  (ii)
  file any registration statement with the SEC relating to this offering or any securities convertible into or exercisable or exchangeable for ordinary shares (other than a registration statement on Form S-8); or

  (iii)
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares,

whether any such transaction described in clauses (i) or (iii) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. In addition, each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares.

        The restricted period described in the preceding paragraph will be extended if:

  (i)
  during the last 17 days of the restricted period we issue an earnings release or a material news event relating to us occurs, or

  (ii)
  prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

        In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more ordinary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriters under the underwriters' over-allotment option to purchase additional ordinary shares. The underwriters can close out a covered short sale by exercising the underwriters' over-allotment option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of ordinary shares compared to the price available under the underwriters' over-allotment option to purchase additional ordinary shares. The underwriters may also sell ordinary shares in excess of the underwriters' over-allotment option to purchase additional ordinary shares, creating a naked short position. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our and our affiliates' securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

        Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. Neither we nor the underwriters can assure investors that an active trading market will develop for the ordinary shares, or that the ordinary shares will trade in the public market at or above the initial public offering price.

Selling Restrictions

        No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ordinary shares in any jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material relating to the ordinary shares may be distributed or published, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.

Brazil

        For purposes of Brazilian law, this offer of shares is addressed to you personally, upon your request and for your sole benefit, and is not to be transmitted to anyone else, to be relied upon elsewhere or for any other purpose either quoted or referred to in any other public or private document, or to be filed with anyone without our prior, express and written consent.

        THE SHARES OFFERED HEREBY HAVE NOT BEEN, AND WILL NOT BE, AND MAY NOT BE OFFERED FOR SALE OR SOLD IN BRAZIL EXCEPT IN CIRCUMSTANCES WHICH DO NOT CONSTITUTE A PUBLIC OFFERING OR DISTRIBUTION UNDER BRAZILIAN LAWS AND REGULATIONS. DOCUMENTS RELATING TO THE SHARES, AS WELL AS THE INFORMATION CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC, AS A PUBLIC OFFERING IN BRAZIL OR BE USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OR SALE OF THE SHARES TO THE PUBLIC IN BRAZIL.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of our ordinary shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to any person, legal entity or other party which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons per Relevant Member State (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within the scope of Articles 1(2), 3(2) or 4 of the Prospectus Directive,

provided that no such offer of our ordinary shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means presenting sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means European Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means European Directive 2010/73/EU.

The Netherlands

        Each underwriter has represented and agreed that it has not and will not make an offer of our ordinary shares to the public in the Netherlands in reliance on Article 1(2)(h) or Article 3(2) of the

Prospectus Directive, unless such offer is made exclusively to persons or entities which are qualified investors (gekwalificeerde beleggers) as defined in the Prospectus Directive, provided that no such offer of ordinary shares shall require us or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For the purpose of this paragraph the expression "Prospectus Directive" means the European Directive 2003/71/EC as amended and implemented in Netherlands law.

United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

EXPENSES OF THE OFFERING

        We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$
NASDAQ listing fee		*
FINRA filing fee
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent fees and expenses		*
"Road Show" expenses and other miscellaneous costs		*
Total	$	*

*
To be filed by amendment.

        All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the NASDAQ listing fee and the FINRA filing fee. We will pay all of the expenses related to this offering.

LEGAL MATTERS

        Certain legal matters in connection with the offering relating to U.S. law will be passed upon for us by White & Case LLP, New York, New York. The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Dutch law will be passed upon for us by NautaDutilh N.V., Amsterdam, the Netherlands. Certain legal matters in connection with the offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

 EXPERTS

        The consolidated financial statements of Cnova N.V. as of December 31, 2011, 2012 and 2013, and for each of the three years in the period ended December 31, 2013, appearing in this prospectus and the registration statement of which this prospectus forms a part have been audited by Ernst & Young Audit, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Nova Pontocom Comércio Eletrônico S.A. as of December 31, 2011 and 2012, and for each of the two years in the period ending December 31, 2012, appearing in this prospectus and the registration statement of which this prospectus forms a part have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

 ENFORCEMENTS OF CIVIL LIABILITIES

        We are incorporated under the laws of the Netherlands and conduct the substantial majority of our operations in France and Brazil through our subsidiaries. Service of process upon us and upon our directors and officers named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

        We have irrevocably appointed C T Corporation System as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of C T Corporation System is 111 Eighth Avenue, New York, New York 10011.

        As there is no treaty on the reciprocal recognition and enforcement of liabilities (other than arbitration awards) in civil and commercial matters between the United States and the Netherlands, between the United States and France, or between the United States and Brazil, courts in the Netherlands, France and Brazil will not automatically recognize and enforce a final judgment rendered by a U.S. court. In order to enforce a judgment rendered by a U.S. court in the Netherlands, France or Brazil, claimants must obtain leave to enforce the judgment from a Dutch, French or Brazilian court of competent jurisdiction, as applicable.

The Netherlands

        A Dutch court will grant leave to enforce, without a review on the merits of the underlying claim, if it finds that:

  •
  the jurisdiction of the U.S. court has been based on grounds that are internationally acceptable;

  •
  the final judgment results from proceedings compatible with Dutch concepts of due process; and

  •
  the final judgment does not contravene public policy of the Netherlands.

        If no leave to enforce is granted, claimants must litigate the relevant claim again before a Dutch court of competent jurisdiction. Shareholders may originate actions based upon applicable Dutch laws, as the case may be.

        In the event a third party, including directors or officers of a company, is liable to a Dutch company, under Dutch law, shareholders do not have the right to bring an action on behalf of the company or to bring an action on their own behalf to recover damages sustained as a result of a decrease in value, or loss of an increase in value, of their shares. Only in the event that the cause for the liability of such third party to the company also constitutes a tortious act directly against such shareholder and the damages sustained are permanent may that shareholder have an individual right of action against such third-party on its own behalf to recover such damages. The Dutch Civil Code does provide for the possibility to initiate actions collectively. A foundation or an association whose objective, as stated in its articles of association, is to protect the rights of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may result in a declaratory judgment (verklaring voor recht) for example declaring that a party has acted wrongfully or has breached a fiduciary duty. To obtain compensation for damages, individual claimants can base their claim on the declaratory judgment obtained by the foundation or association but they still need to individually sue the defendant for damages. Alternatively, to obtain compensation for damages, the foundation or association and the defendant may reach (often on the basis of such declaratory judgment) a settlement. A designated Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also within the period set by the court itself institute a civil claim for damages if such injured party is not barred by a collective agreement.

France

        A final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would be recognized and enforced in France provided that a French judge concludes that such judgment meets the French legal requirements concerning the recognition and the enforcement of foreign judgments and is capable of being immediately enforced in the United States. According to current French case law, a French court is likely to grant the enforcement of a foreign judgment without a review of the merits of the underlying claim, only if it considers that: (1) the United States federal or state court has jurisdiction over the case (the criteria for indirect jurisdiction given by French case law is the absence of exclusive jurisdiction of French courts, a connection between the dispute and the U.S. court, and the absence of fraud in bringing the dispute before the U.S. court), (2) the judgment does not contravene procedural or substantive international public order (including the rights of the defense), and (3) the judgment is not tainted with fraud and is not incompatible with a judgment rendered by a French court in the same matter, or with an earlier judgment rendered by a foreign court in the same matter.

        In addition, French law provides for full compensation for the harm suffered within the limit of the actual damages. Such system excludes damages such as, but not limited to, punitive and exemplary damages.

        As a result, the enforcement by U.S. investors, of any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities law against certain subsidiaries, members of our board of directors, officers or experts named herein who are residents of France or countries other than the United States, may be subject to the above conditions.

        Finally, there may be doubt as to whether a French court would impose civil liability on certain subsidiaries, members of our board of directors, officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in France against such subsidiaries or such members, officers or experts, respectively.

Brazil

        A judgment obtained outside Brazil would be enforceable in Brazil without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça, or STJ). That confirmation generally will occur if the foreign judgment (a) fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted, (b) is issued by a competent court after proper service of process is made in accordance with the applicable legislation, (c) is not subject to appeal, (d) is for a sum certain, (e) is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese and (f) is not contrary to Brazilian national sovereignty, public policy or "good morals."

        Notwithstanding the foregoing, no assurance can be given that confirmation of a judgment obtained outside Brazil by the STJ will be secured, that the process described above can be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment based on laws of countries other than Brazil.

        Original actions filed by investors and based on the U.S. federal securities laws can only be brought in Brazilian courts if (a) the defendant is a person having domicile in Brazil or (b) the dispute arises from facts or acts taken in a Brazilian territory.

        To enforce a foreign judgment or to bring an original action based on U.S. federal securities laws in Brazilian courts, the plaintiff (whether Brazilian or non-Brazilian) who resides outside Brazil during the course of litigation in Brazil must post a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that may serve to guarantee the payment of such costs and fees. The bond must have a value sufficient to satisfy the payment of court fees and defendant's attorneys' fees, as determined by the Brazilian court.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

        We are not currently subject to the informational requirements of the Exchange Act. Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F within four months from the end of each of our fiscal years, and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements, which will be examined and reported on with an opinion expressed by an independent public accounting firm, and we intend to submit to the SEC a quarterly report on Form 6-K containing unaudited quarterly financial information for the first three quarters of each fiscal year.

        We also maintain a corporate website at http://www.cnovagroup.com. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into the prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our ordinary shares.

        We will send the transfer agent a copy of all notices of shareholders' meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

Cnova N.V.

Years ended December 31, 2011, 2012 and 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cnova N.V.

        We have audited the accompanying consolidated balance sheets of Cnova N.V. (Cnova) as of December 31, 2011, 2012 and 2013, and the related consolidated income statements, consolidated statements of comprehensive income, statements of changes in consolidated equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of Cnova's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Cnova's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Cnova's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cnova N.V. at December 31, 2011, 2012, and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Paris-La-Défense, August 7, 2014.

/S/ ERNST & YOUNG Audit
Daniel Mary-Dauphin

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

for the years ended December 31, 2011, 2012 and 2013

€ thousands	Notes	2011	2012	2013
Net sales	6	1,109,707	1,991,439	2,898,912
Operating expenses
Cost of sales	6	(958,314)	(1,689,340)	(2,472,144)
Fulfillment	6	(69,770)	(134,361)	(202,840)
Marketing	6	(33,294)	(54,430)	(79,136)
Technology and content	6	(30,674)	(53,057)	(76,733)
General and administrative	6	(20,362)	(29,408)	(44,554)

Operating profit (loss) before Restructuring, Litigation, Gain / (loss) from disposal of non-current assets and Impairment of assets		(2,710)	30,844	23,505
Restructuring	22	(2,412)	(2,897)	(2,790)
Litigation		751	(124)	(3,145)
Gain / (loss) from disposal of non-current assets		(271)	(644)	835
Impairment of assets	19	(158)	(2,845)	(1,139)

Operating profit (loss)		(4,800)	24,333	17,266
Financial income	7	1,718	3,249	5,297
Financial expense	7	(4,960)	(27,195)	(60,946)

Profit (loss) before tax		(8,042)	388	(38,382)
Income tax gain (expense)	8	(1,666)	(6,177)	15,732
Share of profits (losses) of associates	9	—	(229)	(356)

Net profit (loss) for the year		(9,707)	(6,019)	(23,006)
attributable to equity holders of Cnova		(9,643)	(6,117)	(22,490)
attributable to non-controlling interests		(64)	98	(516)

        Earnings (losses) per share (see note 2)

In €	2011	2012	2013
Basic earnings per share	(0.05)	(0.02)	(0.05)
Diluted earnings per share	(0.05)	(0.02)	(0.05)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income

for the years ended December 31, 2011, 2012 and 2013

€ thousands	2011	2012	2013
Net income (loss) for the year	(9,707)	(6,019)	(23,006)

Items that may subsequently be recycled to profit or loss
Foreign currency translation	—	(25,480)	(91,381)
Available-for-sale financial assets	—	(141)	(43)
Income tax relating to components of other comprehensive income (loss)	—	—	—
Items that may not be recycled to profit or loss
Actuarial gains and losses	—	(226)	(135)
Income tax relating to components of other comprehensive income (loss)	—	—	—

Other comprehensive income (loss) for the year, net of tax	—	(25,847)	(91,560)

Total comprehensive income (loss) for the year, net of tax	(9,707)	(31,866)	(114,566)

Attributable to the equity holders of Cnova	(9,643)	(30,943)	(110,394)
Attributable to non-controlling interests	(64)	(923)	(4,173)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets

as of December 31, 2011, 2012 and 2013

ASSETS € thousands	Notes	2011	2012	2013
Cash and cash equivalents	10	31,578	176,601	263,550
Trade receivables, net	11	119,020	120,536	110,380
Inventories, net	12	119,574	277,194	366,974
Current income tax assets		—	2,234	1,385
Other current assets, net	13	98,443	150,117	168,635

Total current assets		368,615	726,682	910,924

Other non-current assets, net	14	5,546	67,670	112,118
Deferred tax assets	8	7,490	18,481	31,195
Investment in associates	15	—	17,353	—
Property and equipment, net	16	7,083	31,223	32,974
Intangible assets, net	17	33,666	96,940	113,648
Goodwill	18	55,904	553,682	490,519

Total non-current assets		109,689	785,349	780,454

TOTAL ASSETS		478,304	1,512,032	1,691,379

EQUITY AND LIABILITIES € thousands	Notes	2011	2012	2013
Current provisions	22	4,635	1,739	1,384
Trade payables		358,583	724,164	905,417
Current financial debt	24	20,151	76,586	80,170
Current income tax liabilities		19,706	29,381	40,594
Other current liabilities	25	13,482	78,488	91,690

Total current liabilities		416,557	910,359	1,119,254

Non-current provisions	22	1,416	1,888	3,336
Non-current financial debt	24	1,344	1,419	83,148
Other non-current liabilities	25	6,969	5,759	3,814
Deferred tax liabilities	8	3	8,616	8,665

Total non-current liabilities		9,732	17,682	98,963

Share capital		9,549	20,573	20,573
Reserves, retained earnings and additional paid-in capital		42,188	541,527	434,516

Equity attributable to equity holders of Cnova		51,737	562,100	455,089

Non-controlling interests		279	21,891	18,072

Total equity	20	52,016	583,991	473,161

TOTAL EQUITY AND LIABILITIES		478,304	1,512,032	1,691,379

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows

for the years ended December 31, 2011, 2012 and 2013

€ thousands	2011	2012	2013
Net profit (loss), attributable to owners of Cnova	(9,643)	(6,117)	(22,490)
Net profit (loss), attributable to non-controlling interests	(64)	98	(516)

Net profit (loss) for the year	(9,707)	(6,019)	(23,006)
Depreciation and amortization expense	10,193	17,291	26,861
(Income) expenses on share-based payment plans	69	(155)	393
(Gains) losses on disposal of non-current assets and impairment of assets	429	3,489	304
Share of (profits) losses of associates	—	229	356
Other non-cash items	2,419	4,497	7,332
Financial expense, net	3,242	23,946	55,649
Current and deferred tax (gains) expenses	1,666	6,177	(15,732)
Income tax paid	(974)	(5,668)	(4,293)
Change in operating working capital	10,293	147,299	127,876
Inventories of products	(10,296)	(22,875)	(107,878)
Trade payables	56,972	179,344	246,375
Trade receivables	(30,108)	13,287	36,336
Other	(6,275)	(22,457)	(46,957)

Net cash from operating activities	17,630	191,086	175,740
• Purchase of property and equipment and intangible assets	(23,955)	(38,269)	(54,083)
• Purchase of non-current financial assets	(2,225)	(1,368)	(5,070)
• Proceeds from disposal of property and equipment and intangible assets	1,152	166	1,214
• Proceeds from disposal of non-current financial assets	1,441	283	1,009
Accounting for the combination of Nova Pontocom (note 3)	—	20,252	—
Acquisition of an entity, net of cash acquired (note 4)	—	—	2,009
Investments in associates (note 4)	—	(15,543)	—
Changes in loans granted (including to related parties—refer to note 30)	(21,074)	(8,586)	(12,490)

Net cash used in investing activities	(44,661)	(43,065)	(67,411)
Transaction with owners of non-controlling interests	(27,000)	—	—
Additions to financial debt	50,915	22,445	68,230
Repayments of financial debt	(5,457)	—	(40,431)
Interest paid, net	(3,369)	(21,849)	(57,505)

Net cash from (used in) financing activities	15,089	596	(29,706)

Effect of changes in foreign currency translation adjustments	—	(3,359)	(22,618)

Change in cash and cash equivalents	(11 942)	145,258	56,005

Cash and cash equivalents, net, at beginning of period	43,330	31,388	176,646
Cash and cash equivalents, net, at end of period (note 10)	31,388	176,646	232,651

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

for the years ended December 31, 2011, 2012 and 2013

€ thousands	Number of Shares	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation	Actuarial gains and losses	Available- for-sale financial assets	Equity attributable to owners	Non- controlling interests	Total consolidated equity
As of January 1, 2011 (i)	190,974,069	9,549	—	(203,306)	—	45	204	(193,508)	9,720	(183,788)

Other comprehensive income for the year	—	—	—	—	—	—	—	—	—
Net profit for the period	—	—	—	(9,643)	—	—	—	(9,643)	(64)	(9,707)

Total comprehensive income for the year	—	—	—	(9,643)	—	—	—	(9,643)	(64)	(9,707)

Recapitalization of Cdiscount Group (i)	—	—	160,507	110,256	—	—	—	270,763	130	270,893
Share-based payments	—	—	—	68	—	—	—	68	1	69
Purchase of non-controlling interest shares (iii)	—	—	—	(17,212)	—	—	(32)	(17,244)	(9,781)	(27,025)
Changes in percentage interest resulting in the gain or loss of control of subsidiaries	—	—	—	45	—	(45)	—	—	16	16
Other movements (ii)	—	—	—	1,301	—	—	—	1,301	257	1,558

As of December 31, 2011	190,974,069	9,549	160,507	(118,491)	—	—	172	51,737	279	52,016

Other comprehensive income for the year	—	—	—		(24,461)	(224)	(141)	(24,826)	(1,021)	(25,847)
Net profit for the period	—	—	—	(6,117)	—	—	—	(6,117)	98	(6,019)

Total comprehensive income for the year	—	—	—	(6,117)	(24,461)	(224)	(141)	(30,943)	(923)	(31,866)

Share-based payments	—	—	—	(150)	—	—	—	(150)	(5)	(155)
Accounting for the combination of Nova Pontocom (note 3)	220,481,500	11,024	528,562	—	—	—	—	539,586	22,483	562,069
Transactions between Cnova and NCI (iii)	—	—	—	(601)	—	—	—	(601)	—	(601)
Other movements (ii)	—	—	—	2,470	—	—	—	2,470	57	2,527

As of December 31, 2012	411,455,569	20,573	689,069	(122,889)	(24,461)	(224)	31	562,100	21,891	583,991

Other comprehensive income for the year	—	—	—	—	(87,727)	(135)	(43)	(87,905)	(3,656)	(91,561)
Net profit for the period	—	—	—	(22,490)	—	—	—	(22,490)	(516)	(23,006)

Total comprehensive income for the year	—	—	—	(22,490)	(87,727)	(135)	(43)	(110,394)	(4,173)	(114,566)

Share-based payments	—	—	—	384	—	—	—	384	9	393
Transactions between Group and NCI (iii)	—	—	—	(241)	—	—	—	(241)	—	(241)
Other movements (ii)	—	—	—	3,242	—	—	—	3,242	344	3,585

As of December 31, 2013 (iv)	411,455,569	20,573	689,069	(141,994)	(112,188)	(359)	(12)	455,089	18,072	473,161

(i)
Prior to January 1, 2011, Cdiscount Group held interests in loss-making operations of Casino which were either discontinued or transferred to other entities of Casino for Cdiscount Group to retain only its investments in Cdiscount. The accumulated losses were refinanced and legally waived by a share capital increase in kind of Cdiscount Group in 2011.

(ii)
"Other movements" are mainly related to general and administrative expenses assumed by Casino on behalf of Cnova. Refer to note 1-1.3 "Use of judgments, estimates and assumptions."

(iii)
Refer to note 4 "Business combinations and equity transactions."

(iv)
On July 24, 2014, a non-controlling interest of 21% in Cdiscount Colombia (whose operations started in 2014) was contributed to Cnova in exchange for 659,583 shares resulting in the 412,114,952 shares issued and outstanding as of August 7, 2014.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Description of reporting entity

        On June 4, 2014, the boards of directors of Casino, Guichard-Perrachon S.A. ("Casino"), a public company in France, Companhia Brasileira de Distribuiçao ("CBD"), a controlled subsidiary of Casino and a public company in Brazil and in the United States, Via Varejo S.A. ("Via Varejo"), a controlled subsidiary of CBD and a public company in Brazil, Almacenes Éxito S.A. ("Éxito"), a controlled subsidiary of Casino and a public company in Colombia, have agreed the financial and legal conditions of the transfer of their respective eCommerce businesses, mainly operated by Cdiscount S.A. ("Cdiscount") in France, by Nova Pontocom Comércio Eletrônico S.A. ("Nova Pontocom") in Brazil under a newly incorporated Dutch holding company, Cnova N.V. ("Cnova"), and to list Cnova on a United States stock market, while retaining control of Cnova.

        As a preliminary step to this reorganization under common control (the "Reorganization"), CBD and Via Varejo, as controlling shareholders of Nova Pontocom, agreed to effect a contribution in kind of substantially all of Nova Pontocom's assets and liabilities related to its Brazilian eCommerce businesses to CNova Comércio Eletrônico S.A., a new wholly owned Brazilian subsidiary ("Nova OpCo") while retaining certain assets and liabilities in Nova Pontocom (following such contribution, "Nova HoldCo"). The financial terms of this reorganization of Nova Pontocom (the "Nova Pontocom Reorganization") were outlined in a memorandum prepared by CBD which was approved by the board of directors of Casino on June 4, 2014 as a supplement to the global term sheet. The global term sheet was approved by the boards of directors of CBD and Via Varejo on June 4, 2014. Subject to a tax ruling, the Nova Pontocom Reorganization was to be completed by August 31, 2014 by the officers of CBD and Via Varejo along the principles outlined in a memorandum. The Nova Pontocom Reorganization was completed on July 21, 2014.

        The transactions completed in regard of the Reorganization are as follows:

  •
  On July 24, 2014, Casino contributed its 99.8% ownership in Cdiscount Group S.A.S. ("Cdiscount Group", formerly Casino Entreprise S.A.S.), an intermediate holding company whose main subsidiaries are Cdiscount (eCommerce entity in France acquired in 2000), E-Trend S.A.S. (eCommerce ready-wear fashion business acquired in 2012 and 2013, hereafter "Monshowroom") and Cdiscount International B.V. (a subholding created to gather eCommerce investments made in 2014 in Colombia, Thailand and Vietnam), to Cnova in exchange for a 46.34% ownership and voting interest in Cnova;

  •
  On July 21, 2014, Nova Pontocom effected a contribution in kind of substantially all of the assets and liabilities related to its Brazilian eCommerce businesses to a new wholly owned Brazilian subsidiary, Nova OpCo, while retaining certain assets and liabilities in Nova Pontocom along the financial terms outlined in the Nova Pontocom Reorganization. In turn, on July 24, 2014, Nova HoldCo contributed through intermediate wholly owned Dutch and Luxembourg entities all shares in Nova OpCo to Cnova N.V. in exchange for a 53.50% ownership and voting interest in Cnova; and

  •
  On July 24, 2014, a 21% ownership in Cdiscount Colombia S.A.S. (eCommerce operations in Colombia started in 2014) was contributed by Éxito to Cnova in exchange for a 0.16% ownership and voting interest in Cnova.

        The consolidated financial statements of Cnova as of and for the years ended December 31, 2011, 2012 and 2013 have been prepared to reflect retrospectively the eCommerce operations of Casino, CBD and Via Varejo as a consequence of the completion of the Reorganization described above.

        Given that the control of Nova Pontocom was obtained by Casino on July 2, 2012 and Cnova was a newly formed limited liability company without any activity prior to the Reorganization, Cdiscount

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Group and Nova Pontocom from the date the control of Nova Pontocom was obtained are deemed the predecessor of Cnova and the reporting entity for purpose of filing the consolidated financial statements of Cnova.

        The accounting for the Nova Pontocom Reorganization and the Reorganization is described under "Basis of preparation of Cnova consolidated financial statements" below.

Basis of preparation of Cnova consolidated financial statements

        The consolidated financial statements of Cnova were authorized for issue by the executive director and the non-executive directors individually of Cnova by August 7, 2014.

        As mentioned above, the Reorganization is a reorganization under common control.

        Reorganizations under common control are explicitly excluded from the scope of IFRS 3 "Business Combinations." As there is no specific guidance under current IFRS on how to account for such transactions, Cnova used in accordance with IAS 8 "Accounting policies, Changes in Accounting Estimates and Errors," its judgment in developing and applying an accounting for the inception of Cnova that it considers as being relevant and representing faithfully the transaction.

        As Cdiscount Group and Nova Pontocom from the date the control of Nova Pontocom was obtained are deemed the reporting entity and the Reorganization and the Nova Pontocom Reorganization were completed prior to the date these financial statements of Cnova were issued, the consolidated financial statements of Cnova reflect the consolidation of:

  •
  The consolidated financial statements of Cdiscount Group over all the periods presented, with assets—including the €56 million goodwill which arose from the acquisition of Cdiscount by Cdiscount Group in 2000—and liabilities measured at their historical carrying value in such consolidated financial statements; and

  •
  The consolidated financial statements of Nova Pontocom as from the date Casino obtained control of Nova Pontocom, i.e. on July 2, 2012, with assets—including the €521 million goodwill and €48 million identifiable intangible assets—and liabilities of Nova Pontocom initially measured at their respective fair value on July 2, 2012 when Nova Pontocom was fully consolidated by Casino (see Note 3 "Accounting for the consolidation of Nova Pontocom" below).

        As a result, all assets and liabilities in the consolidated financial statements of Cnova are reflected at their respective carrying values in the consolidated financial statements of Casino, which as a public company in France, reports under IFRS as adopted by the European Union.

        As described above, as part of the Nova Pontocom Reorganization prior to the contribution of Nova OpCo to Cnova, Nova HoldCo retained certain assets and liabilities of Nova Pontocom.

        These assets and liabilities mainly consisted of the intercompany financing provided by CBD to Nova Pontocom, certain tax assets resulting from income tax loss carry forwards and PIS/COFINS receivables and certain contingencies and related judicial cash deposits required under Brazilian law that Nova HoldCo is to assume, subject, with respect to such contingencies and related judicial cash deposits, to an indemnification agreement under which Nova OpCo shall reimburse Nova HoldCo for payments of such contingencies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

        Such assets and liabilities were retained by Nova HoldCo based on their carrying values in the financial statements of Nova Pontocom as of July 21, 2014 for €(15.1) million as follows:

As of July 21, 2014	Brazilian R$ thousands	€ thousands
Judicial deposits	8,451	2,812
PIS/COFINS receivables—current	21,614	7,192
Other current assets	18,435	6,135

Current assets	48,500	16,139

PIS/COFINS receivables—non current	265,639	88,396
Other non current assets	4,396	1,463
Deferred tax asset related to income tax NOL	53,127	17,679
Deferred tax asset related to temporary differences	23,838	7,933

Non current assets	347,000	115,470

Total assets	395,500	131,610

Intercompany financing provided by CBD to Nova Pontocom	(319,870)	(106,442)
Accruals	(38,590)	(12,842)
Provisions	(4,147)	(1,380)
Indemnification assets related to accruals	4,147	1,380
Other current liabilities	(82,370)	(27,410)

Current liabilities	(440,830)	(146,694)

Total liabilities	(440,830)	(146,694)

Net impact retained by Nova HoldCo	(45,330)	(15,084)

        In the consolidated financial statements of Cnova, the Nova Pontocom Reorganization will be reflected as an equity transaction on July 21, 2014 for the above amount of net assets, i.e. a contribution received by Nova HoldCo from Nova OpCo on the date such reorganization is legally completed. Therefore, the consolidated financial statements as of and for the years ended December 31, 2011, 2012 and 2013 do not reflect this distribution which is reported as a subsequent event.

Nature of Business

        Cnova consists of leading global eCommerce operations with headquarters in the Netherlands. Operations are performed essentially in Brazil and France, with recently launched operations in Colombia, Thailand, Vietnam, Ivory Coast, Ecuador and Belgium in 2014.

Note 1 Significant accounting policies

Accounting standards

        Cnova has prepared these consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

        Cnova has never issued financial statements under IFRS or under any prior generally accepted accounting principles so far. Cnova selected the same date of transition to IFRS 1 "First Time Adoption of IFRS" as its ultimate parent company, Casino (i.e. January 1, 2005).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

        The significant accounting policies set out below have been applied consistently to all periods presented, after taking account of or with the exception of the new standards and interpretations set out below. New standards, amendments and interpretations effective as of January 1, 2013 have been applied consistently for 2011 and 2012.

        Cnova has prepared the consolidated IFRS financial statements of the assets and liabilities transferred to Cnova as a result of the legal reorganization described above as of and for the periods such operations of Cnova were under common control of Casino.

1.1   Standards and interpretations published but not yet mandatory

        The following is a list of published IASB financial reporting standards, amendments and interpretations that are mandatory with effect from January 1, 2014 and that Cnova has not adopted early:

  •
  Amendments to IFRS 10, IFRS 12 and IAS 27 "Investment Entities" (issued October 2012); and

  •
  Amendments to IAS 39 "Novation of Derivatives and Continuation of Hedge Accounting" (issued June 2013).

        The following is a list of published IASB financial reporting standards, amendments and interpretations that are mandatory with effect from July 1, 2014 (except for IFRS 15 which will be effective from January 1st, 2017) and that Cnova has not yet adopted:

  •
  Amendments to IAS 19 "Defined Benefit Plans: Employee Contributions" (issued November 2013);

  •
  Annual Improvements to IFRSs (2010-2012) (issued December 2013);

  •
  Annual Improvements to IFRSs (2011-2013) (issued December 2013); and

  •
  IFRS 15 "Revenue from Contracts with Customers" (issued May 2014).

        The following is a list of published IASB financial reporting standards, amendments and interpretations that do not yet have a mandatory effective date and that Cnova has not yet adopted:

  •
  IFRS 9 "Financial Instruments" (issued October 2010);

  •
  Amendments to IFRS 9 and IFRS 7 "Mandatory Effective Date and Transition Disclosures" (issued December 2011); and

  •
  IFRS 9 "Financial Instruments: Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39" (issued November 2013).

        Cnova has not early adopted any of these new standards, amendments or interpretations and is currently analyzing the potential impacts. Cnova has decided to anticipate the application of IFRIC 21 "Levies" for the 2011, 2012 and 2013 periods presented.

Accounting convention and use of estimates

1.2   Accounting convention

        The consolidated financial statements have been prepared using the historical cost convention on the basis described above in the "Basis of preparation of Cnova consolidated financial statements."

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

        The consolidated financial statements are presented in thousand of euros. The figures in the tables have been rounded to the nearest thousand euros and include individually rounded data. Consequently, the totals and sub-totals may not correspond exactly to the sum of the reported amounts.

1.3   Use of judgments, estimates and assumptions

        The preparation of Cnova's consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Judgments

        In the process of applying Cnova's accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

  •
  Specific accounting conventions used in preparing consolidated financial statements

    Certain general and administrative expenses of Casino mainly consisting of headquarters and management costs that benefit the eCommerce entities have been allocated to Cnova (based on net sales) and reflected as operating expenses against equity in the consolidated financial statements of Cnova for €2.2 million, €4.3 million and €5.0 million in 2011, 2012 and 2013, respectively.

  •
  Revenue recognition from marketplaces transactions

    Sales include transactions with customers through marketplaces. Cnova has analyzed facts and circumstances surrouding its revenue arrangements to determine if it was acting as a principal or an agent in those transactions. The indicators that Cnova considered include its primary responsibility in providing the goods to the customer, its latitude in establishing prices and its exposure to inventory and credit risks. Cnova concluded that in all those arrangements it is acting as an agent.

  •
  Operating lease commitments—Cnova as lessee

    Cnova has entered into commercial property leases on its warehouses. Cnova has determined, based on an assessment of the terms and conditions of the arrangements, that the lease term does not constitute a substantial portion of the economic life of the commercial property. Therefore, Cnova does not retain all the significant risks and rewards of ownership of these properties.

Estimates and assumptions

        The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of resulting in material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. Cnova based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

market changes or circumstances arising beyond the control of Cnova. Such changes are reflected in the assumptions when they occur.

  •
  Impairment of goodwill, tangible and intangible assets

    Impairment exists when the carrying value of an individual asset or a cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The method used by Cnova to perform its impairment tests is described in note 1.14.

    The key assumptions used to determine the recoverable amount for the different Cash Generating Units ("CGUs"), including a sensitivity analysis, are disclosed and further explained in Note 19. As of December 31, 2013, goodwill amounts to €490.5 million (2011: €55.9 million, 2012: €553.7 million). No impairment expenses were recorded on goodwill.

  •
  Deferred tax assets

    Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

    As of December 31, 2013, Cnova has €18 million (2011: €7 million, 2012: €7 million) of deferred tax assets related to tax losses carried forward.

    The consolidated entities have estimated the value of those assets based on future taxable profits and available tax planning opportunities that support the recognition of these losses as deferred tax assets. Other tax losses carried forward, not supported by the tax planning opportunities, are not recognized as deferred tax assets. Further details on taxes are disclosed in Note 8.

  •
  Tax credits (PIS, COFINS and ICMS) at Nova Pontocom (Brazil)

    In Brazil, a company collects sale taxes to be recovered under a specific process. Management analyzed the possibilities to realize its tax credit in its normal operation, based on a technical feasibility study on the future realization of the taxes, considering the expected future off-set of debits arising from the operations. As of December 31, 2013, the carrying amount of tax credits was €125 million (2012: €83 million)

    Nova Pontocom recognized those assets historically based on a study prepared with information extracted from the strategic planning approved by the board of directors of Nova Pontocom. Due to the Nova Pontocom Reorganization, this PIS/COFINS historical receivable will not be recovered by Nova OpCo but by Nova HoldCo. This asset is further described in paragraph "Basis of preparation of Cnova consolidated financial statements."

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

Significant accounting policies

1.4   Basis of combination and consolidation methods

        The consolidated financial statements include the accounts of all entities in which Cnova has a controlling financial interest.

Consolidated Entities

        Control is achieved when Cnova is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

        Specifically, Cnova controls an investee if and only if Cnova has:

  •
  Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

  •
  Exposure, or rights, to variable returns from its involvement with the investee; and

  •
  The ability to use its power over the investee to affect its returns.

        When Cnova has less than a majority of the voting or similar rights of an investee, Cnova considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

  •
  The contractual arrangement with the other vote holders of the investee;

  •
  Rights arising from other contractual arrangements; and

  •
  Cnova's voting rights and potential voting rights.

        Cnova re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of an entity begins when Cnova obtains control over the entity and ceases when Cnova loses control of the entity.

Associates

        Associates are companies in which Cnova exercises significant influence over financial and operational policies without having control. They are accounted for by using the equity method. Goodwill related to these entities is included in the carrying amount of the investment in the associate.

1.5   Business combinations

        The consideration transferred in a business combination is measured at fair value, which is the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. Identifiable assets acquired and liabilities assumed are measured at their acquisition-date fair values. Acquisition-related costs are accounted for as expenses in the periods in which they are incurred.

        Any excess of the aggregate of consideration transferred and the amount of non-controlling interests in the transaction over the fair value of the identifiable assets acquired and liabilities assumed is recognized as goodwill. For each business combination, Cnova may elect to measure the amount of non-controlling interest in the acquiree either at the non-controlling interest's proportionate share of the acquiree's identifiable net assets (partial goodwill method) or at fair value (full goodwill method).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

        The provisional amounts recognized on the acquisition date may be adjusted retrospectively, if information about facts and circumstances that existed as of the acquisition date is still needed to finalize the measurement of the business combination. However, the measurement period shall not exceed one year from the acquisition date. The subsequent acquisition of non-controlling interests does not give rise to the recognition of additional goodwill.

1.6   Closing date

        Cnova's entities all have a December 31 year-end except for Monshowroom which has a February 28 fiscal year-end. This entity, for the purposes of consolidated financial statements, prepares financial information as of December 31.

1.7   Foreign currency transactions and translation

        The consolidated financial statements are presented in euros. Each Cnova entity determines its own functional currency and all their financial transactions are measured in that currency.

Foreign currency translation

        The financial statements of entities that use a functional currency different from the reporting currency are translated into euros as described below:

  •
  assets and liabilities, including goodwill and fair value adjustments, are translated into euros at the closing rate, corresponding to the spot exchange rate at the balance sheet date; and

  •
  income statement and cash flow items are translated into euros using the average rate of the period unless significant variances occur.

        The resulting exchange differences are recognized directly within a separate component of equity. When a foreign operation is disposed of, the cumulative amount of the exchange differences in consolidated equity relating to that operation is recycled to the income statement.

Foreign currency transactions

        Foreign currency transactions are converted into the functional currency using the exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate and the resulting exchange differences are recognized in the income statement under "Exchange gains and losses." Non-monetary assets and liabilities denominated in foreign currencies are converted at the exchange rate at the transaction date.

1.8   Financial assets

Definitions

        Financial assets are classified into four categories:

  •
  held-to-maturity investments;

  •
  financial assets at fair value through profit or loss;

  •
  loans and receivables; and

  •
  available-for-sale financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

        Financial assets are classified as current if they are due in less than one year and non-current if they are due in more than one year.

Recognition and measurement of financial assets

        With the exception of financial assets at fair value through profit or loss, all financial assets are initially recognized at cost, corresponding to the fair value of the consideration paid plus transaction costs.

Held-to-maturity investments

        Cnova had no held-to-maturity investments during all periods presented.

Financial assets at fair value through profit or loss

        Financial assets at fair value through profit or loss are financial assets classified as held for trading, i.e. assets that are acquired principally for the purpose of selling them in the near term. They are measured at fair value and gains and losses arising from remeasurement at fair value are recognized in the income statement. Some assets may be designated at inception as financial assets at fair value through profit or loss.

Loans and receivables

        Loans and receivables are financial assets issued or acquired by Cnova in exchange for cash, goods or services that are paid, delivered or rendered to a debtor. They are measured at amortized cost using the effective interest method. Long-term loans and receivables that are not interest-bearing or that bear interest at a below-market rate are discounted when the amounts involved are material. Any impairment losses are recognized in the income statement.

        Trade receivables are recognized and measured at at the fair value of the consideration received or receivable.

Available-for-sale financial assets

        Available-for-sale financial assets are initially recorded at cost, and subsequently measured at fair value. Gains and losses arising from remeasurement at fair value are accounted for in other comprehensive income (OCI) until the asset is derecognized. In these cases, gains and losses that were previously recognized in OCI are transferred to income statement.

        When the available-for-sale asset is an equity instrument, the impairment is permanent. Impairment losses on equity instruments are irreversible and any subsequent increases in fair value are recognized directly in OCI.

        Impairment losses on debt instruments are reversed through the income statement in the event of a subsequent increase in fair value, provided that the amount reversed does not exceed the impairment losses previously recognized in the income statement.

        This category mainly comprises investments in non-consolidated companies. Available-for-sale financial assets are classified under non-current financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

Cash and cash equivalents

        Cash and cash equivalents consist of cash on hand and short-term investments.

        To be classified as a cash equivalent, investment securities must be short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Derecognition

        Financial assets are derecognized in the following two cases:

  •
  the contractual rights to the cash flows from the financial asset expire; or

  •
  the contractual rights are transferred and the transfer qualifies for derecognition,

  •
  when substantially all the risks and rewards of ownership of the financial asset are transferred, the asset is derecognized in full;

  •
  when substantially all the risks and rewards of ownership are retained by Cnova, the financial asset continues to be recognized in the balance sheet for its total amount.

1.9   Fair value of financial instruments

        Fair value measurements are determined following the provisions of IFRS 13 "Fair Value Measurement," which defines the following fair value hierarchy:

  •
  quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1); inputs other than quoted prices included within Level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2);

  •
  inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

        The fair value of financial instruments traded in an active market is the quoted price on the balance sheet date. A market is considered as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. These instruments are classified as Level 1.

        The fair value of financial instruments which are not quoted in an active market (such as over-the-counter derivatives) is determined using valuation techniques. These techniques use observable market data wherever possible and make little use of Cnova's own estimates. If all the inputs required to calculate fair value are observable, the instrument is classified as Level 2.

        If one or more significant inputs are not based on observable market data, the instrument is classified as Level 3.

1.10 Inventories

        Inventories, consisting of products available for sale, are recorded at cost, net of supplier discounts, including purchase costs, costs of conversion and other costs incurred in bringing inventories to their

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

present location and condition. Costs of products sold are measured using the weighted average cost method.

        Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. If the net realizable value is lower than cost, a valuation allowance is recorded for the difference.

1.11 Property and equipment

        Property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

        All other items of property and equipment are depreciated on a straight-line basis over their estimated useful lives. The main useful lives are as follows:

Asset category	Depreciation period (years)
Building fixtures and fittings	5 to 20
Technical installations, machinery and equipment	5 to 20
Computer equipment	3 to 5

        An item of property and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an asset is determined as the difference between the net sale proceeds, if any, and the carrying amount of the asset. It is recognized in profit or loss when the asset is derecognized under "Gain (Loss) from disposal of non-current assets."

1.12 Leases

        Leases that transfer substantially all the risks and rewards of ownership to the lessee are classified as finance leases. They are recognized in the consolidated balance sheet at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the minimum lease payments.

        Leased assets are recognized as assets (according to their nature) with a corresponding amount recognized in financial liabilities. Finance lease obligations are discounted and recognized in the balance sheet as a financial liability. Payments made under operating leases are expensed as incurred.

        Leased assets are depreciated over their expected useful life in the same way as other assets in the same category, or over the lease term if shorter, unless the lease contains a purchase option and it is reasonably certain that the option will be exercised.

        Operating lease payments are recognized as an operating expense in the income statement on a straight-line basis over the lease term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

1.13 Goodwill and intangible assets

Goodwill

        At acquisition date, goodwill is measured in accordance with note 1.5. Goodwill is allocated to the cash generating unit or groups of cash-generating units that benefit from the synergies of the combination, based on the level at which the return on investment is monitored for internal management purposes. Goodwill is not amortized but is tested for impairment at each year-end, or whenever there is an indication that it may be impaired. Impairment losses on goodwill are not reversible. The method used by Cnova to test goodwill for impairment is described in note 1.14 "Impairment of non-current assets." Negative goodwill is recognized directly in the income statement for the period of the business combination, once the identification and measurement of the acquiree's identifiable assets, liabilities and contingent liabilities have been verified.

Intangible assets

        Intangible items are recognized as intangible assets when they meet the following criteria:

  •
  the item is identifiable and separable;

  •
  Cnova has the capacity to control future economic benefits from the item; and

  •
  the item will generate future economic benefits.

        Intangible assets consist mainly of purchased software, software developed for internal use, customer lists and trademarks.

Initial recognition

        Intangible assets acquired separately by Cnova are measured at cost and those acquired in business combinations are measured at fair value.

        Trademarks that are created and developed internally are not recognized on the balance sheet. Intangible assets are amortized on a straight-line basis over their estimated useful lives.

        Development expenditures on internal use software and website development are recognized as an intangible asset when Cnova can demonstrate:

  •
  The technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

  •
  Its intention to complete and its ability to use or sell the asset;

  •
  How the asset will generate future economic benefits;

  •
  The availability of resources to complete the asset;

  •
  The ability to measure reliably the expenditure during development; and

  •
  The ability to use the intangible asset generated.

Amortization

        Following initial recognition of the intangible asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Development expenditures on internal use software and website development are amortized over periods ranging from 3 to 10 years.

        Indefinite life intangible assets (including purchased trademarks) are not amortized, but are tested for impairment at each year-end or whenever there is an indication that their carrying amount may not be recovered.

Derecognition

        An intangible asset is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an asset is determined as the difference between the net sale proceeds, if any, and the carrying amount of the asset. It is recognized in profit or loss when the asset is derecognized under "Gain (Loss) from disposal of non-current assets."

1.14 Impairment of non-current assets

        Goodwill and intangible assets with an indefinite useful life are tested for impairment at least once a year, as of December 31 and when circumstances indicate that the carrying value may be impaired. Other assets are tested whenever there is an indication that they may be impaired.

Cash Generating Units (CGUs)

        A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

        Cnova has defined cash-generating units as each country where it operates.

Recoverable amount

        The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. It is generally determined separately for each asset. When this is not possible, the recoverable amount of the group of CGUs to which the asset belongs is used.

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

        Value in use is the present value of the future cash flows expected to be derived from continuing use of an asset plus a terminal value. It is determined internally or by external experts on the basis of:

  •
  cash flows projections contained in financial budgets/forecasts approved by management and cash flows beyond the projection period are estimated by applying a constant or decreasing growth rate; and

  •
  the terminal value determined by applying a perpetual growth rate to the final cash flow projection.

        The cash flow projections and terminal value are discounted at long-term after-tax market rates reflecting market estimates of the time value of money and the specific risks associated with the asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

        For goodwill impairment testing purposes, the recoverable amounts of CGUs or groups of CGUs are determined at year end.

Impairment

        An impairment loss is recognized when the carrying amount of an asset or the CGU to which it belongs is greater than its recoverable amount. Impairment losses are recorded as an expense under the caption "Impairment of assets" in the income statement.

        Impairment losses recognized in a prior period are reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Impairment losses on goodwill cannot be reversed.

1.15 Equity

        Consolidated Equity is attributable to two categories of owners: the equity holders of Cnova and the owners of the non-controlling interests.

        Transactions with the owners of non-controlling interests resulting in a change in the owners' percentage interest without loss of control only affect equity. Cash flows arising from changes in ownership interests in a fully consolidated entity that do not result in a loss of control (including increases in percentage interest) are classified as cash flows from financing activities.

        In the case of an acquisition of an additional interest in a fully consolidated entity, Cnova recognizes the difference between the acquisition cost and the carrying amount of the non-controlling interests as a change in equity attributable to owners of Cnova. Transaction costs are also recognized in equity. The same treatment applies to transaction costs relating to disposals without loss of control.

        In the case of disposals of controlling interests involving a loss of control, Cnova derecognizes the whole of the ownership interest and recognizes any investment retained in the entity at its fair value. The gain or loss on the entire derecognized interest (interest sold and interest retained) is recognized in income statement. Cash flows arising from the acquisition or loss of control of a consolidated entity are classified as cash flows from investing activities.

Share-based payment

        Management and selected employees of Cnova receive options to purchase or subscribe for shares and share grants. Cnova recognizes a corresponding increase in equity if the goods or services were received in an equity-settled share-based payment transaction, or a liability if the goods or services were acquired in a cash-settled share-based payment transaction.

        The benefit granted under stock option plans, measured at fair value when granted, constitutes additional compensation. The fair value of the options at the grant date is recognized as an expense over the option vesting period. The fair value of options is determined using the Black & Scholes option pricing model, based on the plan attributes, market data (including the market price of the underlying shares, share price volatility and the risk-free interest rate) at the grant date. Assumptions

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

concerning the probability of grantees remaining with Cnova until the options vest are taken into account in determining the expense to be recorded.

        The fair value of share grants is also determined on the basis of the plan attributes and market data at the grant date. Assumptions concerning the probability of grantees remaining with Cnova until the shares vest are taken into account in determining the expense to be recorded. If there are no vesting conditions attached to the share grant plan, the expense is recognized in full when the plan is set up. Otherwise the expense is deferred over the vesting period as and when the vesting conditions are met.

1.16 Financial liabilities

Definitions

        Financial liabilities are classified into two categories as follows:

  •
  borrowings recognized at amortized cost; and

  •
  financial liabilities at fair value through profit or loss.

        Financial liabilities are classified as current if they are due in less than one year and non-current if they are due in more than one year.

Recognition and measurement of financial liabilities

FINANCIAL LIABILITIES RECOGNIZED AT AMORTIZED COST

        Borrowings and other financial debt are recognized at amortized cost using the effective interest rate method. These liabilities may be hedged.

        Debt issue costs and issue and redemption premiums are included in the cost of borrowings and financial debt. They are added or deducted from borrowings, and are amortized using an actuarial method.

FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

        These are financial liabilities intended to be held on a short-term basis for trading purposes. They are measured at fair value and gains and losses arising from remeasurement at fair value are recognized in the income statement.

1.17 Provisions

Post-employment and other long-term employee benefits

        Under defined contribution plans, Cnova pays fixed contributions into a fund and has no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Contributions to these plans are expensed as incurred.

        In Brazil, the pension plan is funded through payments to insurance companies. The entity has no legal or constructive obligation to pay additional contributions in relation to the plan's assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

        Regarding defined benefit plans, only French consolidated entities are concerned as their employees are notably entitled to compensation paid on retirement. Cnova's obligation is measured using the projected unit credit method based on the provisions of existing plans. Under this method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to build up the final obligation. The final obligation is then discounted. The obligation is measured by independent actuaries annually for the most significant plans and for the employment termination benefit, and regularly for all other smaller plans. Assumptions include expected rate of future salary increases, estimated average working life of employees, life expectancy and staff turnover rates.

        Actuarial gains and losses arise from the effects of changes in actuarial assumptions and experience adjustments (differences between results based on previous actuarial assumptions and what has actually occurred). All actuarial gains and losses arising on defined benefit plans are recognized immediately in equity.

        The past service cost referring to the increase in an obligation following the introduction of a new benefit plan or modification of an existing plan is immediately expensed.

        Expenses related to defined benefit plans are recognized in operating expenses (service cost) or other financial income and expense (net of obligation and plan assets).

        Curtailments, settlements and past service costs are recognized in operating expenses or other financial income and expense depending on their nature. The liability recognized in the balance sheet is measured as the net present value of the obligation.

1.18 Other provisions

        A provision is recorded when Cnova has a present obligation (legal or constructive) as a result of a past event, the amount of the obligation can be reliably estimated and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are discounted when the related adjustment is material.

        Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within Cnova's control, or present obligations whose settlement is not expected to require an outflow of resources embodying economic benefits. Contingent liabilities are not recognized in the balance sheet (except when they are assumed through a business combination), but are disclosed in the notes to the financial statements.

1.19 Put options granted to owners of non-controlling interests

        Cnova has granted put options to the owners of non-controlling interests in some of its entities. The exercise price may be fixed or based on a predetermined formula and the options may be exercised either at any time or on a fixed future date. Obligations under these puts are recognized as financial liabilities.

1.20 Classification of assets and liabilities as current and non-current

        Assets that are expected to be realized in, or are intended for sale or consumption in, Cnova's normal operating cycle or within twelve months after the balance sheet date are classified as current

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

assets, together with assets that are held primarily for the purpose of being traded and cash and cash equivalents. All other assets are classified as "non-current." Liabilities that are expected to be settled in the entity's normal operating cycle or within twelve months after the balance sheet date are classified as current. Cnova's normal operating cycle is twelve months.

        All deferred tax assets and liabilities are classified as non-current assets or liabilities.

1.21 Revenue recognition

        Net sales include revenue from product sales (either business to consumer direct sales or business to business transactions), marketplaces sales (commissions) and other revenues. Those revenues are recognized to the extent that it is probable that the economic benefits will flow to Cnova and the revenue can be reliably measured, regardless of when the payment is being made. Revenues are measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty.

        The specific recognition criteria described below must also be met before revenue is recognized.

Product sales (Business to consumer direct sales and business to business transactions)

        Business to business transactions consist of sales to retailers. Revenues from product sales and related shipping fees, net of promotional discounts, rebates, and return allowances, are recognized when the significant risks and rewards of ownership of the products have passed to the buyer, usually on delivery of the products. Return allowances, which reduce revenue, are estimated using historical experience.

        Consolidated entities periodically provide incentive offers to customers to encourage purchases. Such offers include current discount offers, such as percentage discounts off current purchases by customers, inducement offers, such as offers for future discounts subject to a minimum current purchase, and other similar offers. Current discount offers, when accepted by customers, are treated as a reduction to the sale price of the related transaction, while inducement offers, when accepted by customers, are treated as a reduction to sale price based on estimated future redemption rates. Redemption rates are estimated using Cnova's historical experience for similar inducement offers. Current discount offers and inducement offers are presented as a net amount in product sales.

Marketplaces sales (commissions)

        As part of transactions through the marketplaces, it is assessed whether it is appropriate to record the gross amount of the product sold and its related costs or the net amount as a commission based on the analysis of the obligation in the arrangement.

        The recognition of revenue as a gross or net amount requires judgment taking into consideration facts and circumstances based on a list of indicators proposed by IAS 18 "Revenue" standard. In performing this analysis, Cnova reviews the following indicators:

  •
  whether or not the entity has the primary responsibility for providing the goods or services to the customer or for fulfilling the order;

  •
  whether or not, the entity has inventory risk before or after the customer order, during shipping or on return;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

  •
  whether or not the entity has latitude in establishing prices, either directly or indirectly, for example by providing additional goods or services; and

  •
  whether or not the entity bears the customer's credit risk for the amount receivable from the customer.

        As of December 31, 2013, Cnova considers that it is acting as agent for all existing arrangements.

Other revenues

        Other revenues mainly consist of certain services rendered to third parties (mainly advertising sales). Those services are recognized once the service is rendered.

1.22 Cost of sales

        Cost of sales consist of costs related to direct sales business, including purchase price of consumer products sold to customers from direct sales, inbound shipping charges to fulfillment centers and outbound shipping charges from fulfillment centers to pick-up locations or directly to end customers, fees payable to pick-up locations, packaging supplies, gains related to discounts obtained from suppliers and costs for lost, stolen or damaged goods received. Shipping charges to receive products from suppliers are included in inventory and recognized as cost of sales upon sale of products to customers.

        Supplier contribution to common marketing campaign are measured based on contracts signed with suppliers. They are billed in installments over the year. At each year-end, an accrual is recorded for the amount receivable or payable, corresponding to the difference between the value of the services actually rendered to the supplier and the sum of the installments billed during the year. They are considered as a reduction of the prices paid for the products and, therefore, recorded as a reduction of the inventory cost.

1.23 Fulfillment expenses

        Fulfillment costs consist of costs incurred in operating and staffing our fulfillment centers and customer service centers, payment processing, after sales costs and extended warranties. The costs related to operating fulfillment centers include warehousing costs and preparation costs, which include picking, packaging and preparing customer orders, and payroll and related expenses. Payment processing costs include credit card fees and fees paid to Banque Casino in relation to our payment-in-installments program in France. After sales costs consist primarily of preparing and resending products that are returned to suppliers to be repaired. Extended warranties costs include costs to third parties who repair or replace products for which an extended warranty was sold.

1.24 Marketing expenses

        Marketing costs consist of online and offline advertising, such as display advertising and search engine optimization, fees paid to third party marketing services and payroll and related expenses for personnel engaged in marketing.

1.25 Technology and content expenses

        Technology and content expenses consist of technology infrastructure expenses, payroll and related expenses for employees involved in application, product, and platform development, category expansion, editorial content, purchasing (including expenses and payroll related to the overall purchasing activity of the consolidated entities), merchandising selection, systems support and digital initiatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

        Technology and content costs are expenses as incurred. Capitalized development costs are amortized over time, including software used to upgrade and enhance Cnova's websites and applications supporting the business.

1.26 General and administrative expenses

        General and administrative expenses consist of payroll and related expenses for management, including management equity incentive plans, management fees paid to Cnova's Parent Companies for shared services, employees involved in general corporate functions, including accounting, finance, tax, legal, and human resources, costs associated with use by these functions of facilities and equipment, such as depreciation expense and rent, and general labor costs. Professional fees and litigation costs and other general corporate costs are also included as general and administrative costs.

1.27 Financial income and expense

        Finance income and expenses correspond to:

  •
  All interest expenses for financial liabilities during the period;

  •
  Gains and losses on sales of short term investments classified in cash equivalents;

  •
  Dividends from non-consolidated companies;

  •
  Gains and losses arising from remeasurement at fair value of financial assets other than cash and cash equivalents;

  •
  Gains and losses on disposal of financial assets other than cash and cash equivalents;

  •
  Discounting adjustments (including to provisions for pensions and other post-employment benefit obligations); and

  •
  Exchange gains and losses on items other than components of net debt.

        Cash discounts are recognized in financial income for the portion corresponding to the normal market interest rate and as a deduction from cost of goods sold for the balance.

1.28 Income tax expense

Current income tax expense

        Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where Cnova operates and generates taxable income.

        Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

Deferred tax expense

        Deferred taxes are recognized using the provisions of IAS 12 "Income Taxes." Balances of deferred taxes recognized in prior periods are adjusted for the effect of any enacted changes in the income tax rate.

        Deferred tax assets correspond to future tax benefits arising from deductible temporary differences, tax loss carryforwards and certain consolidation adjustments that are expected to be recoverable.

        Deferred tax liabilities are recognized in full for:

  •
  taxable temporary differences, except where the deferred tax liability results from recognition of a non-deductible impairment loss on goodwill or from initial recognition of an asset or liability in a transaction which is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or the tax loss; and

  •
  taxable temporary differences related to investments in entities and associates, except when Cnova controls the timing of the reversal of the difference and it is probable that it will not reverse in the foreseeable future.

1.29 Segment information

        Segments are reported in a manner consistent with how the business is operated and reviewed by the chief operating decision maker (two Co-CEOs).

        The segment information is divided into two reportable segments:

  •
  Cdiscount: it consists of amounts earned from retail sales of consumer products through Cdiscount.com and monshowroom.com websites in France; and

  •
  Nova Pontocom: it consists of amounts earned from retail sales of consumer products through websites in Brazil Extra.com.br, PontoFrio.com.br, CasasBahia.com.br, Barateiro.com.br, PartiuViagens.com.br, wholesale activities and E-Hub.

        Most significant product categories in terms of gross merchandise volume are home appliances, consumer electronics, computers and home furnishings, and Cnova also offers products from a wide range of additional categories, including leisure and personal goods.

        Management evaluates the performance of these segments on the basis of sales and operating profit before restructuring, litigation, gain (loss) from disposal of non-current assets and impairment of assets. Hence, segment results are allocated up to "operating profit (loss) before gain (losses) on restructuring, litigation, gain (loss) from disposal of non-current assets and impairment of assets." Other operating expenses or incomes are not allocated.

        Segment information is provided on the same measurement basis as the consolidated financial statements.

1.30 Authorization for issue of the consolidated financial statements

        The combined financial statements of Cnova's predecessor were originally authorized for issue by the board of directors of Casino on June 4, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

        The combined financial statements of Cnova's predecessor were adjusted on July 11, 2014 to reflect the following:

  –
  The goodwill of Monshowroom has been increased by €2.3 million with respect to deferred tax liabilities originally recorded against equity in the purchase accounting of Monshowroom

  –
  Deferred tax assets relating to tax loss carryforwards incurred in periods during which Cdiscount Group was part of the Casino tax consolidation and which Casino is entitled to retain under the agreement governing the Casino tax consolidation have been reversed resulting in a €5.8 million decrease of equity as of January 1, 2011 (and €0.8 million, €0.1 million and €0.2 million increases in Net loss in 2011, 2012 and 2013, respectively)

  –
  Several balance sheet reclassifications with the following impacts

	December 31, 2011	December 31, 2012	December 31, 2013
Trade receivables	—	—	9.7
Other current assets	44.4	53.1	32.1
Other non-current assets	(44.4)	(53.1)	(46.5)
Trade payables	—	—	9.1
Current financial debt	—	—	(4.4)
Other current liabilities	—	—	(13.8)
Non-current financial debt	—	—	4.4

    The main component of these reclassifications relates to current account of Cdiscount with Casino from Other non-current asset to Other current assets for €44.4 million, €53.1 million and €63.8 million in 2011, 2012 and 2013, respectively.

    The impact of the above changes and supplementing certain disclosures in the notes.

Note 2 Earnings per share

        The earnings per share disclosed in the consolidated financial statements is computed based on the number of ordinary shares of Cnova over the three periods resulting from the retrospective accounting of the Reorganization.

	2011	2012	2013
—Weighted average number of ordinary shares before dilution	190,974,069	301,214,819	411,455,569
—Net profit attributable (€ thousands)	(9,643)	(6,117)	(22,490)

        No dilutive or potentially dilutive instruments have been issued or granted by Cnova to date.

Note 3 Accounting for the combination of Nova Pontocom

        As described in "Basis of preparation of Cnova consolidated financial statements," the consolidated financial statements include the 96% ownership owned by CBD (majority shareholder of Nova Pontocom before the Nova Pontocom Reorganization) in Nova Pontocom at the date when Casino acquired control of CBD, i.e. July 2, 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 Accounting for the combination of Nova Pontocom (Continued)

        As of July 2, 2012, fair values of Nova Pontocom's identifiable assets and liabilities are summarized below.

        Nova Pontocom's net asset and the resulting goodwill were as follows:

€ thousands	Net asset as of July 2, 2012
Cash and cash equivalents	20,252
Trade receivables	26,820
Inventories	132,472
Other assets	104,893
Other non-current assets	1,294
Deferred tax assets	13,612
Property and equipment	25,101
Intangible assets	47,720

Assets	372,164

Trade payables	195,005
Current financial debt	38,820
Other current liabilities	87,337
Non-current financial debt	10
Other non-current liabilities	602
Deferred tax liabilities	9,493

Liabilities	331,267

Net identifiable assets and liabilities at 100% (A)	40,897
Fair value of the 96% ownership held in Nova Pontocom (B)	539,586
Non-controlling interests at fair value (C)	22,483

Goodwill (B+C-A)	521,173

        The fair value of CBD when Casino obtained control of CBD on July 2, 2012 was assessed by an external appraiser using a multiple criteria approach (market capitalization, discounted cash flows and multiples). The portion of this fair value as of July 2, 2012 allocated to Nova Pontocom was proportionated to CBD operations (eCommerce business).

        Fair value of the 96% ownership held in Nova Pontocom is derived from the fair value estimated by Casino when acquiring CBD in July 2012. This fair value was estimated based on the market capitalization of CBD at the same date.

        Compared to historical carrying values of Nova Pontocom, the main fair value adjustments led to the recognition of customer lists for €28 million (R$72 million). Measurement of the fair value of identifiable assets and liabilities resulted in the recognition of €521 million (R$1,344 million) in goodwill. Goodwill mainly reflects growth prospects for business.

        Net cash acquired with Nova Pontocom (included in cash flows from investing activities) amount to €20.3 million.

        From July 1, 2012 to December 31, 2012, Nova Pontocom contributed €707 million and €8 million to Cnova's consolidated net sales and profit before tax, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 Accounting for the combination of Nova Pontocom (Continued)

        The consolidation of Nova Pontocom for the twelve-month period ended December 31, 2012 had control of Nova Pontocom been obtained on January 1, 2012 would have resulted in €2,650 million on Cnova's consolidated net sales and €(14.5) million on profit before tax.

Note 4 Business combinations and equity transactions

Acquisition of Monshowroom

        On February 28, 2012, Cnova acquired for €17,543 thousand (of which €2,000 thousand were paid as prepayment in 2011) a 60.57% interest in E-trend (trademark "Monshowroom") a French eCommerce ready-wear fashion business. This interest resulted in a 49.89% control interest that did not transfer control of the acquiree to Cnova. This investment was accounted for under the equity method (refer to note 15).

        From February 28, 2012 to December 31, 2012 and from January 1, 2013 to September 1, 2013, Cnova's share of Monshowroom net income was €(356) thousand and €(229) thousand, respectively.

        On September 2, 2013, Cnova obtained control of Monshowroom by acquiring an additional 0.04% ownership. The related goodwill amounted to €20 million as of December 31, 2013.

        Additionally, Cnova granted a put option to minority shareholders that was recognized as a financial debt of €10.5 million (refer to note 24). The negative impact of €0.2 million resulting from the difference between the fair value of the financial debt and the net book value of Non-controlling interests (NCI) was recorded in Cnova's equity.

FAIR VALUE DETERMINATION OF PREVIOUSLY-HELD INTERESTS

        The change from equity method to full consolidation did not result in any recognition of material effect in income statement.

FAIR VALUE OF IDENTIFIABLE ASSETS AND LIABILITIES

        Fair values of Monshowroom's identifiable assets and liabilities at the acquisition date, as determined on a preliminary basis, are summarized below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4 Business combinations and equity transactions (Continued)

        Monshowroom's net asset and the resulting temporary goodwill are as follows:

€ thousands	Net asset as of September 2, 2013
Cash and cash equivalents	2,009
Trade receivables	288
Inventories	4,044
Other current assets	267
Other non-current assets	12
Property and equipment	36
Intangible assets	6,910

Assets	13,566

Trade payables	4,818
Other current liabilities	965
Deferred tax liabilities	2,307

Liabilities	8,090

Net identifiable assets and liabilities at 100% (A)	5,476
Fair value of the previously-held 60.57% interest (B)	17,543
Acquisition cost of a 0.04% stake in Monshowroom (C)	7
Non-controlling interests at fair value (D)	10,272

Preliminary goodwill (B+C+D-A)	22,346

        The main fair value adjustments were €6.7 million consisting of the recognition of the Monshowroom trademark for €5.5 million and customer lists for €1.2 million. Measurement of the fair value of identifiable assets and liabilities resulted in the temporary recognition of €22 million in goodwill. Goodwill mainly reflects growth prospects for business and is allocated to France CGU.

        Net cash acquired with Monshowroom (included in cash flows from investing activities) was €2.0 million.

        From September 1, 2013 to December 31, 2013, Monshowroom contributed €7,726 thousand and €506 thousand to Cnova's consolidated net sales and profit before tax respectively.

        The consolidation of Monshowroom for the twelve month period ended December 31, 2013 had control Monshowroom been obtained on January 1, 2013 would have resulted in €22,492 thousand on Cnova's consolidated net sales and €(82) thousand on profit before tax.

Acquisition of Cdiscount shares

        On January 6, 2011, Cnova acquired an additional 16.6% interest in the voting shares of Cdiscount, increasing its ownership interest to 99.2%. Cash consideration of €27 million was paid to the non-controlling shareholders. Following is a schedule of additional interest acquired in Cdiscount:

€ thousands
Cash consideration paid to non-controlling shareholders	27,000
Carrying value of the additional interest in Cdiscount	(9,788)

Difference recognized in retained earnings within equity	17,212

        In 2012, Cnova acquired an additional 0.18% interest in Cdiscount resulting in a difference recognized in retained earnings within equity of €0.6 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5 Segment information

Key indicators by operating segment

€ thousands	2011	2012	2013
Net sales	1,109,707	1,991,439	2,898,912
Cdiscount	1,109,707	1,284,354	1,420,408
Nova Pontocom	—	707,085	1,478,504
Segment operating profit (loss) before Restructuring, Litigation, Gain(loss) from disposal of non-current assets and Impairment of assets (i)	(2,710)	30,844	23,505
Cdiscount	(2,710)	3,309	(1,116)
Nova Pontocom	—	27,534	24,621

(i)
Of which depreciation and amortization are €16.8 million for Cdiscount and €10 million for Nova Pontocom in 2013 (2012: €13.7 million for Cdiscount and €3.6 million for Nova Pontocom, 2011: €10.2 million for Cdiscount)

Geographical information

€ thousands	2011	2012	2013
Net sales	1,109,707	1,991,439	2,898,912
France	1,109,707	1,284,354	1,420,408
Brazil	—	707,085	1,478,504

        Considering the nature of the business, there is no major customer to report.

        Revenues by group of similar products or services are not available from accounting system and the cost to develop this information would be excessive.

€ thousands	2011	2012	2013
Non-current assets	109,689	785,349	780,454
France	109,689	138,626	167,071
Brazil	—	646,723	613,383

        Investment in Monshowroom in 2012 was part of Cdiscount segment (see note 4).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5 Segment information (Continued)

Reconciliation to consolidated financial statements

€ thousands	2011	2012	2013
Segment operating profit (loss) before Restructuring, Litigation, Gain (loss) from disposal of non-current assets and Impairment of assets	(2,710)	30,844	23,505
Restructuring	(2,412)	(2,897)	(2,790)
Litigation	751	(124)	(3,145)
Gain (loss) from sale of non-current assets	(271)	(644)	835
Impairment of assets	(158)	(2,845)	(1,139)
Operating profit (loss)	(4,800)	24,333	17,266
Finance income	1,718	3,249	5,297
Finance costs	(4,960)	(27,195)	(60,946)
Profit (loss) before tax	(8,042)	388	(38,382)
Income tax expense	(1,666)	(6,177)	15,732
Share of profits of associates	—	(229)	(356)
Net profit (loss)	(9,707)	(6,019)	(23,006)

Note 6 Operating profit before restructuring, litigation, gain/(loss) from disposal of non-current assets and impairment of assets

Net sales

€ thousands	2011	2012	2013
Product sales	1,055,212	1,908,955	2,796,201
Marketplace sales (commissions)	961	9,266	21,770
Other revenues	53,533	73,217	80,941

Net sales	1,109,707	1,991,439	2,898,912

Cost of sales

€ thousands	2011	2012	2013
Purchases and shipping costs	(968,353)	(1,713,300)	(2,575,996)
Change in inventories	10,039	23,960	103,852

Cost of sales	(958,314)	(1,689,340)	(2,472,144)

Expenses by nature and function

€ thousands	Fulfillment	Marketing	Technology and content	General and administrative	2011
Employee benefits expense	(22,498)	(5,445)	(14,847)	(6,351)	(49,141)
Other expenses	(45,633)	(27,239)	(8,608)	(13,287)	(94,767)
Depreciation and amortization expense	(1,639)	(610)	(7,220)	(724)	(10,193)
Total	(69,770)	(33,294)	(30,674)	(20,362)	(154,101)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6 Operating profit before restructuring, litigation, gain/(loss) from disposal of non-current assets and impairment of assets (Continued)

€ thousands	Fulfillment	Marketing	Technology and content	General and administrative	2012
Employee benefits expense	(29,890)	(7,924)	(28,016)	(9,902)	(75,732)
Other expenses	(101,146)	(44,216)	(14,041)	(18,830)	(178,233)
Depreciation and amortization expense	(3,325)	(2,290)	(11,000)	(676)	(17,291)
Total	(134,361)	(54,430)	(53,057)	(29,408)	(271,256)

€ thousands	Fulfillment	Marketing	Technology and content	General and administrative	2013
Employee benefits expense	(33,652)	(9,631)	(37,642)	(19,091)	(100,016)
Other expenses	(164,505)	(65,661)	(21,346)	(24,875)	(276,387)
Depreciation and amortization expense	(4,683)	(3,844)	(17,746)	(588)	(26,861)
Total	(202,840)	(79,136)	(76,733)	(44,554)	(403,264)

        The following table presents the breakdown of other fulfillment costs, other marketing costs and other tech and content costs.

€ thousands	2011	2012	2013
Operation of fulfillment centers	(20,950)	(45,792)	(80,315)
Payment processing	(14,656)	(34,714)	(44,720)
Customer service centers	(6,964)	(12,231)	(15,914)
Other	(3,063)	(8,408)	(23,557)
Other fulfillment costs	(45,633)	(101,146)	(164,505)

Online and offline marketing costs	(26,398)	(41,969)	(61,667)
Other	(841)	(2,247)	(3,994)
Other marketing costs	(27,239)	(44,216)	(65,661)

Technology infrastructure	(6,276)	(11,692)	(19,654)
Other	(2,332)	(2,349)	(1,692)
Other technology and contents costs	(8,608)	(14,041)	(21,346)

Operating lease expense

        Operating lease expenses amounted to €18,970 thousand at December 31, 2011, €29,216 thousand at December 31, 2012 and €33,255 thousand at December 31, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7 Financial income and expense

€ thousands	2011	2012	2013
Revenue from cash and cash equivalents	—	902	3,039
Sales of investments	1,025	10	—
Exchange gain	1	—	13
Gain related to financial discounts obtained from suppliers	—	—	1,401
Other financial income	692	2,337	844

Total finance income	1,718	3,249	5,297

Carrying value of investment	(1,168)	(10)	—
Exchange loss	—	(17)	—
Interest expense on borrowings	(1,037)	(4,470)	(7,349)
Costs related to sales of receivables	—	(18,744)	(45,352)
Other financial expense	(2,755)	(3,954)	(8,245)

Total finance expense	(4,960)	(27,195)	(60,946)

Note 8 Taxes

Income tax expense

Analysis of income tax expense

€ thousands	2011	2012	2013
Current taxes	173	(3,948)	1,186
Other taxes (CVAE(i))	(974)	(2,131)	(1,041)
Deferred taxes	(865)	(98)	15,587

Total income tax expense recognized in the income statement	(1,666)	(6,177)	15,732

Tax on other income recognized in "Other comprehensive income"	—	—	—

Tax on other income recognized in "Total comprehensive income"	(1,666)	(6,177)	15,732

(i)
CVAE is a French tax which is based on the value added reported in French entities. CVAE is considered to meet the definition of a tax on income as defined in IAS 12 and is therefore treated as income tax.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8 Taxes (Continued)

        Reconciliation of theoretical and actual tax expense

€ thousands	2011	2012	2013
Profit before tax and share of profits of associates	(8,042)	388	(38,382)
Income tax at the standard French tax rate (i)	2,768	(133)	13,215
Effect of tax rates in foreign entities	—	34	(112)
Change of tax rate	47	(349)	1,391
Tax losses used by Casino as part of Casino's tax consolidation (ii)	(806)	(4,048)	(3,931)
Unrecognized deferred tax assets arising from the loss of the period	(1,471)	—	—
Other items taxed at a lower rate or tax exempt	—	192	167
Non deductible expenses	(1,022)	(189)	(383)
Recognition of tax effect of previously unrecognized tax losses of Cdiscount	—	—	5,909
CVAE net of income tax	(583)	(913)	(302)
Tax credits	—	(287)	(185)
Non-taxation of CICE (iii)	—	—	303
Other	(599)	(484)	(340)

Actual income tax credit / (expense)	(1,666)	(6,177)	15,732

(i)
34.43%

(ii)
In France, Cdiscount Group was in 2011, 2012 and 2013 and Cdiscount was in 2012 and 2013 part of the Casino's tax consolidation scheme. Under the tax consolidation agreement, both entities are not entitled to recover tax losses used in Casino's tax consolidation. As a result, deferred tax assets related to tax loss carryforwards consist of tax losses incurred before January 1, 2011 for Cdiscount Group and January 1, 2012 for Cdiscount.

(iii)
France's third amended Finance Act for 2012 introduced a competitiveness and employment tax credit (CICE), a tax credit (repayable from the end of the third year) of 4% for salaries below or equal to 2.5 times the minimum wage as of January 1, 2013 (the rate will rise to 6% from January 1, 2014). Cnova recognized this income by reducing employee expenses.

        In Brazil, income taxes are comprised of Corporate Income Tax ("IRPJ") and Social Contribution on Net Income ("CSLL"), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force which are 15% on taxable income plus a 10% surtax on annual taxable income exceeding R$240 for IRPJ, and 9% for CSLL.

Deferred taxes

Change in deferred tax assets

€ thousands	2011	2012	2013
As of January 1	12,700	7,490	18,481
Benefit (expense) for the period on continuing operations	(967)	(568)	14,706
Business combination or loss of control	(3,481)	13,612	—
Translation differences and reclassifications	—	(581)	(297)
Counterparty of tax effect of General and administrative expenses of Casino allocated to Cnova (refer to note 1-1.3)	(762)	(1,472)	(1,695)

As of December 31	7,490	18,481	31,195

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8 Taxes (Continued)

Change in deferred tax liabilities

€ thousands	2011	2012	2013
As of January 1	104	3	8,616
Expense (benefit) for the period	(101)	(470)	(881)
Business combination or loss of control	—	9,493	2,307
Impact of changes in exchange rates and reclassifications	—	(410)	(1,377)

As of December 31	3	8,616	8,665

Breakdown of deferred tax assets and liabilities by source

	Net
€ thousands	2011	2012	2013
Intangible assets	—	(8,613)	(8,662)
Property and equipment	(440)	(43)	—
Inventories	—	1,479	1,350
Financial instruments	329	2,779	5,065
Other assets	191	1,686	1,404
Other liabilities	(84)	5,828	5,272
Tax loss carryforwards	7,491	6,749	18,101

Net deferred tax assets (liabilities)	7,487	9,865	22,530

Deferred tax assets recognized in the balance sheet	7,490	18,481	31,195
Deferred tax liabilities recognized in the balance sheet	(3)	(8,616)	(8,665)

Net	7,487	9,865	22,530

Recognized and unrecognized deferred tax assets

        The tax loss carryforwards have no expiry date but their use is limited in France by law to 50% of the taxable income for the year.

        The deferred tax assets related to tax losses recognized in the consolidated financial statements are €18 million (2012: €7 million, 2011: €7 million).

        Cdiscount was part of the tax consolidation of Casino for the years ended December 31, 2012 and 2013. As of December 31, 2011, the accumulated tax losses of Cdiscount were €83 million (corresponding to a potential deferred tax asset of €29 million). Cdiscount recognized deferred tax assets with respect to these accumulated tax loss carry forwards for €12.6 million in 2013, an increase of €5.9 million from prior year, on the basis of its future taxable income derived from the approved three-year business plan reflecting (a) the development of strategic activities with higher profitability, notably marketplace transaction commissions and advertising revenues, launched in 2011, and (b) the continuing growth of the activity which will progressively reduce the need to incur expensive promotional activities and drive future profitability to execute Cdiscount business plan.

        As of December 31, 2013, Cdiscount had €46 million of unused unrecognized tax loss carryforwards (€16 million of unrecognized deferred tax assets) compared with €64 and €22 million respectively in 2012 and €61 and €21 million respectively in 2011.

        Nova Pontocom recognized a deferred tax asset of €5.4 million with respect to the tax loss incurred in 2013 based on its future taxable profit derived from the forecasts prepared and approved for purpose of the CBD medium term business plan.

        As stated in the paragraph "Basis of preparation of Cnova consolidated financial statements," the Nova Pontocom tax loss carryforwards were not dropped down to Nova OpCo. As a result, the related

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8 Taxes (Continued)

assets (recognized in the consolidated financial statements for €6 million in 2013) will be recovered directly by Nova HoldCo.

Note 9 Share of profits (losses) of associates

€ thousands	2011	2012	2013
Monshowroom	—	(229)	(356)

Share of profits (losses) of associates	—	(229)	(356)

Note 10 Net cash and cash equivalents

Breakdown

€ thousands	2011	2012	2013
Cash equivalents	42	166,382	245,556
Cash	31,536	10,219	17,994
Cash and cash equivalents	31,578	176,601	263,550

Bank overdrafts	(190)	45	(30,899)
Net cash and cash equivalents	31,388	176,646	232,651

        Cash equivalents are mainly composed of financial investments refer to highly liquid Bank Certificate of Deposits.

Breakdown of cash and cash equivalents by currency

€ thousands	2011	%	2012	%	2013	%
Euro	31,545	99.9%	98,144	55.6%	111,076	42.1%
US dollar	33	0.1%	475	0.3%	—	0.0%
Brazilian real	—	0.0%	77,982	44.2%	152,474	57.9%
Cash and cash equivalents

	31,578		176,601		263,550

Derecognition of financial assets

        Cnova has set up receivables discounting programs with its banks. These programs meet the conditions for derecognition of financial assets under IAS 39, the principles of which are set out in note 1.8 of accounting principles. Cnova considers that there is no risk of discounted receivables being cancelled by credit notes or being set off against liabilities. The other risks and rewards associated with the receivables have been transferred to the banks. Consequently, as substantially all the risks and rewards have been transferred at the balance sheet date, the receivables are derecognized.

        During the year ended December 31, 2013, discounted receivables with continuing involvement by Cdiscount (France) amounted to €121,512 thousand (sold to Banque du Groupe Casino, a related party of Cnova—refer to Note 30). The associated net cost was €4,450 thousand. Discounting took place in the first semester of the year. As of December 31, 2013, discounted receivables with continuing involvement were nil.

        During the year ended December 31, 2013, Nova Pontocom discounted €1,233,712 thousand of with financial institutions (credit card institutions or banks) without recourse or without attached obligations.

        During the year ended December 31, 2012, discounted receivables with continuing involvement by Cdiscount amounted to €87,408 thousand (sold to Banque du Groupe Casino, a related party of Cnova—refer to Note 30). The associated net cost was €3,254 thousand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10 Net cash and cash equivalents (Continued)

        During the year ended December 31, 2012, Nova Pontocom discounted €599,775 thousand of receivables with financial institutions (credit card institutions or banks) without recourse or without attached obligations.

        During the year ended December 31, 2011, there was no sale of receivables by Cdiscount.

        Cdiscount's involvement in the sales of receivables to Banque du Groupe Casino was limited to a cancellable collection mandate and to a risk of late payment that was capped within 90 days from the date the instalment was contractually due. The collection mandate did not expose Cdiscount to any remaining substantial risk (notably Cdiscount did not assume any credit risk).

Note 11 Trade receivables, net

Breakdown

€ thousands	2011	2012	2013
Trade receivables	145,008	164,086	143,732
Accumulated impairment losses on trade receivables	(25,988)	(43,550)	(33,352)

Trade receivables	119,020	120,536	110,380

        Trade receivables include receivables from the credit card management companies in Brazil for an amount of €23,898 thousand in 2013 (2012: €32,980 thousand, 2011: none—Nova Pontocom was acquired on July 2, 2012). Credit card payments related to the sale of products are receivable in installments of up to 24 months. Such receivables are sold on a regular basis, with derecognition, to banks or credit card companies (see note 10). The average rate used in 12 months for these sale transactions was 110.00% of the CDI ("Certificado de Depósito Interbancário").

        Cnova carries out non-recourse receivables discounting with continuing involvement (see note 10).

Accumulated impairment losses on trade receivables

€ thousands	2011	2012	2013
Accumulated impairment losses on trade receivables
As of January 1	(24,633)	(25,988)	(43,550)
Charge	(1,437)	(9,479)	(3,899)
Reversal	—	1,222	12,508
Business combination or loss of control	82	(9,637)	(12)
Reclassification	—	—	—
Translation differences	—	332	1,601

As of December 31	(25,988)	(43,550)	(33,352)

        The criteria for recognising impairment losses are set out in note 27 on counterparty risk.

Return allowance

        Changes in return allowance were as follows:

€ thousand	2011	2012	2013
Opening balance	3,548	3,599	4,239
Additions	46,795	50,410	55,695
Used Deductions	(46,744)	(49,770)	(55,228)
Unused Deductions	—	—	—

Ending balance	3,599	4,239	4,706

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12 Inventories, net

€ thousands	2011	2012	2013
Products in warehouses	122,693	284,123	372,867
Impairment of products held in inventory	(3,119)	(6,929)	(5,893)

Inventories	119,574	277,194	366,974

        The amounts recorded in respect of write downs of inventory to net realizable value are: 2013: €1.3 million, 2012: €1.4 million, 2011: €1.0 million. No reversal of unused write-down was recorded in 2013, 2012 and 2011.

Note 13 Other current assets, net

Breakdown

€ thousands	2011	2012	2013
Current account of Cdiscount with Casino (note 30)	44,388	53,129	63,828
Current accounts with other related parties	8,230	15,681	3,656
ICMS(i)	—	17,521	15,290
PIS COFINS(i)	—	—	3,202
Other receivables	42,922	62,151	81,051
Accumulated impairment losses on other assets	(408)	—	(2,408)
Prepaid expenses	3,311	1,635	4,016

Other current assets	98,443	150,117	168,635

(i)
Refer to note 14

        Prepaid expenses mainly include prepaid purchases, rents, other occupancy costs and insurance premiums.

Note 14 Other non-current assets, net

€ thousands	2011	2012	2013
Available-for-sale financial assets (AFS)	135	712	1,074
ICMS	—	9,687	28,977
PIS COFINS	—	55,900	78,041
Other financial assets	5,411	1,371	4,026

Other non-current assets	5,546	67,670	112,118

        Revenue from sales and services is subject to taxation by State Value-Added Tax ("ICMS") and Services Tax ("ISS"), as well as to Social Contribution Tax on Gross Revenue for the Social Integration Program ("PIS") and Social Contribution Tax on Gross Revenue for Social Security Financing ("COFINS"), according to the tax rates currently in force. The taxes are presented as a deduction from sales in the income statement of the year.

        Cnova has tax receivables mainly related to ICMS, PIS and COFINS. The utilization of these tax receivables is made based on the projections prepared by management, operational issues and the consumption of the credit by the companies within Cnova.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 Other non-current assets, net (Continued)

        As stated in the paragraph "Basis of preparation of Cnova consolidated financial statements," PIS COFINS asset was not dropped down to Nova OpCo. As a result, those assets will be recovered directly by Nova HoldCo.

        Regarding ICMS, its full recovery is expected over the next 3 years.

	ICMS
€ thousands	2011	2012	2013
Up to within one year	—	17,521	15,290
Up to one to two years	—	9,687	19,029
Up to two to three years	—	—	9,948

Current ICMS	—	17,521	15,290

Non-current ICMS	—	9,687	28,977

        Since 2008, the Brazilian States have been substantially changing their laws aimed at implementing and broadening the ICMS (State VAT) tax substitutes system. Referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from manufacturer or importer or their inflow into the State. The creation of such system to a wider range of products traded at retail is based on the assumption that the trading cycle of these products will end in the State, so that ICMS is fully owed thereto.

Available-for-sale financial assets (AFS)

Movements for the period

€ thousands	2011	2012	2013
At 1 January	1,101	135	712
Increases	225	728	405
Decreases	(1,044)	(10)	—
Gains and losses from remeasurement at fair value	(110)	(41)	(43)
Business combination or loss of control and translation adjustment	—	—	—
Other	(37)	(100)	—

At 31 December	135	712	1,074

        AFS are mainly composed of a non quoted investment in Partech International (note 28).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 Investments in associates

Movements for the period

€ thousands	Opening balance	Impairment	Share of profit for the period	Retailing	Business combination or loss of control, translation adjustments and other movements	Closing balance
2011	—	—	—	—	—	—

Monshowroom (see note 4)	—	—	(229)	—	17,582	17,353

2012	—		(229)		17,582	17,353

Monshowroom (see note 4)	17,353	—	(356)	—	(16,997)	—

2013	17,353	—	(356)	—	(16,997)	—

        As of December 31, 2012, there were no material contingent liabilities in associates.

        The summary of Monshowroom balance sheet and income statement as of and for the year ended December 31, 2012 is as follows:

€ thousands (100% interest)	2012
Current assets	6,131
Non current assets	225
Current liabilities	4,600
Non current liabilities	6
Equity	1,750
Sales	17,073
Net income (loss)	(378)

Note 16 Property and equipment, net

Breakdown

	2011			2012			2013
€ thousands	Gross	Depreciation and impairment	Net	Gross	Depreciation and impairment	Net	Gross	Depreciation and impairment	Net
Buildings, fixtures and fittings	107	(23)	84	933	(203)	730	875	(260)	615
Technical installations, machinery and equipment	2,109	(1,077)	(1,032)	21,100	(5,483)	15,617	26,947	(7,113)	19,834
Other	19,623	(13,656)	5,967	31,073	(16,197)	14,876	31,527	(19,002)	12,525

Property, plant and equipment, net	21,839	(14,756)	7,083	53,106	(21,883)	31,223	59,349	(26,375)	32,974

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16 Property and equipment, net (Continued)

Movements for the period

€ thousands	Buildings, fixtures and fittings	Technical installations, machinery and equipment	Other	Total
As of January 1, 2011	101	1,203	7,055	8,359

Business combination or loss of control	(646)	(385)	(2,317)	(3,348)
Increases and separately acquired tangible assets	1	261	4,961	5,223
Tangible assets disposed of during the period	(6)	(6)	(542)	(554)
Depreciation for the period	(15)	(325)	(2,901)	(3,241)
Impairment reversal (losses) recognized during the period	—	—	—	—
Translation adjustment	—	—	—	—
Reclassifications of assets in progress	—	2,725	(2,725)	—
Reclassifications and other movements	649	(2,441)	2,436	644

As of December 31, 2011	84	1,032	5,967	7,083

Business combination or loss of control	667	16,134	8,300	25,101
Increases and separately acquired tangible assets	60	1,099	3,964	5,122
Tangible assets disposed of during the period	—	(641)	(407)	(1,048)
Depreciation for the period	(52)	(1,458)	(2,969)	(4,480)
Impairment reversal (losses) recognized during the period	—	—	—	—
Translation adjustment	(32)	(720)	(386)	(1,137)
Reclassifications of assets in progress	—	443	(443)	—
Reclassifications and other movements	3	(272)	851	582

As of December 31, 2012	730	15,617	14,876	31,223

Business combination or loss of control	—	—	36	36
Increases and separately acquired tangible assets	93	2,850	9,672	12,615
Tangible assets disposed of during the period	—	(309)	(175)	(484)
Depreciation for the period	(96)	(2,733)	(2,991)	(5,819)
Impairment reversal (losses) recognized during the period	—	—	—	—
Translation adjustment	(112)	(3,435)	(1,049)	(4,596)
Reclassifications of assets in progress	—	9,182	(9,182)	—
Reclassifications and other movements	—	(1,338)	1,338	—

As of December 31, 2013	615	19,834	12,525	32,974

Note 17 Intangible assets, net

Breakdown

	2011			2012			2013
€ thousands	Gross	Amortization and impairment	Net	Gross	Amortization and impairment	Net	Gross	Amortization and impairment	Net
Trademarks	88	—	88	3,789	—	3,789	9,289	—	9,289
Licenses, software and website	51,229	(26,124)	25,105	89,693	(32,389)	57,304	121,132	(46,745)	74,387
Other	12,192	(3,719)	8,473	41,500	(5,653)	35,847	37,710	(7,738)	29 972

Intangible assets, net	63,509	(29,843)	33,666	134,982	(38,042)	96,940	168,131	(54,483)	113,648

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17 Intangible assets, net (Continued)

Movements for the period

€ thousands	Trademarks	License, software and website costs	Other	Total
As of January 1, 2011	88	15,747	5,991	21,826

Business combination or loss of control	—	(49)	(629)	(678)
Increases and separately acquired intangible assets	—	2,837	17,829	20,666
Intangible assets disposed of during the period	—	(236)	—	(236)
Amortization for the period	—	(6,690)	(578)	(7,268)
Impairment reversal (losses) recognized during the period (continuing operations)	—	—	—	—
Translation adjustment	—	—	—	—
Reclassification of assets in progress	—	14,039	(14,039)	—
Reclassifications and other movements	—	(543)	(101)	(644)

As of December 31, 2011	88	25,105	8,473	33,666

Business combination or loss of control	—	19,799	27,920	47,719
Increases and separately acquired intangible assets	3,641	10,378	20,109	34,128
Intangible assets disposed of during the period	—	(3,140)	—	(3,140)
Amortization for the period	—	(10,634)	(2,177)	(12,811)
Impairment reversal (losses) recognized during the period (continuing operations)	—	—	—	—
Translation adjustment	—	(1,137)	(1,205)	(2,342)
Reclassifications of assets in progress	—	17,430	(17,430)	—
Reclassifications and other movements	—	(393)	113	(280)

As of December 31, 2012	3,729	57,407	35,802	96,940

Business combination or loss of control	5,500	340	1,070	6,910
Increases and separately acquired intangible assets	—	21,058	20,765	41,823
Intangible assets disposed of during the period	—	(848)	(186)	(1,034)
Amortization for the period	—	(17,623)	(3,453)	(21,076)
Impairment reversal (losses) recognized during the period (continuing operations)	—	—	—	—
Translation adjustment	—	(5,854)	(4,060)	(9,914)
Reclassifications of assets in progress	—	19,816	(19,816)	—
Reclassifications and other movements	—	(847)	847	—

As of December 31, 2013	9,229	73,449	30,969	113,648

        Trademarks are composed of Continental Edison and Monshowroom (note 4) in France. As they are essential to the identity of the Cnova business, and are used and maintained in the normal course of operations, an indefinite useful life is retained for those trademarks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 Goodwill

Breakdown

	2011			2012			2013
€ thousands	Gross	Impairment	Net	Gross	Impairment	Net	Gross	Impairment	Net
Cdiscount	55,904	—	55,904	55,904	—	55,904	78,249	—	78,249
Nova Pontocom	—	—	—	497,778	—	497,778	412,270	—	412,270

Goodwill	55,904	—	55,904	553,682	—	553,682	490,519	—	490,519

Movements for the period

€ thousands	2011	2012	2013
Carrying amount As of January 1	55,904	55,904	553,682
Goodwill recognized during the period (see note 4)	—	521,173	22,346
Impairment losses recognized during the period	—	—	—
Translation adjustment	—	(23,395)	(85,508)
Reclassifications and other movements	—	—	—
Carrying amount As of December 31	55,904	553,682	490,519

Note 19 Impairment of goodwill, tangible and intangible assets

Movements for the period

        Goodwill was tested for impairment as of December 31, 2011, 2012 and 2013 using the method described in note 1.14 "Impairment of non-current assets" of the accounting policies. No impairment was recognized.

        As part of follow-up of impairment indicators, some non financial asset values were revised and resulted in the recognition of impairment losses of:

  •
  No impairment loss was recognized in 2011.

  •
  €3 million in 2012 mainly related to the write off of obsolete IT development costs (€2 million) and of tangible assets related to former headquarters (€0.5 million) at Cdiscount segment level.

  •
  €1 million in 2013 related to the write off of obsolete IT development costs at Cdiscount segment level.

Impairment loss on intangible assets with an indefinite life

        With respect to Monshowrom brand, recoverable amount was estimated at the year-end using the royalties method. The royalty rate amounted to 0.8%. This test did not reveal any evidence of impairment.

        No evidence of impairment was also noted regarding Continental Edison brand.

Goodwill impairment losses

        Recoverable value of goodwill was based on value in use. This value was determined by the discounted cash flows method, based on after-tax cash flows and using the following rates. In performing the estimation of cash flows, Cnova used internal and external analysis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 19 Impairment of goodwill, tangible and intangible assets (Continued)

Parameters used for determination of 2011 values in use

	2011 long-term growth rate	2011 after-tax discount rate)
Cdiscount	2.0%	8.7%

Parameters used for determination of 2012 values in use

	2012 long-term growth rate	2012 after-tax discount rate)
Cdiscount	2.2%	8.8%
Nova Pontocom	5.4%	15.9%

Assumptions used for determination of 2013 values in use

	2013 long-term growth rate	2013 after-tax discount rate)
Cdiscount	2.1%	7.6%
Nova Pontocom	5.4%	15.9%

        The tests carried out as of December 31, 2011, 2012 and 2013 did not reveal any impairments of goodwill and no recoverable amount of goodwill was found to be close to the carrying amount.

        Sensitivity analyses were performed to determine the main assumptions that are most exposed to a change in the foreseeable future and would lead to no impairment loss. Sensitivity was computed on a change in discount rate (50-basis point increase) and a change in long term Ebitda margin (50-basis point decrease) resulting in no potential impairment.

Note 20 Consolidated equity

Capital management

        Cnova's capital management objectives are to ensure Cnova's ability to continue as a going concern and to provide an adequate value creation and return to shareholders.

        Cnova monitors capital on the basis of the carrying amount of equity plus its loans (including loans due to CBD and Casino net of the current account related to the cash-pool due from Casino), less cash and cash equivalents as presented on the face of the balance sheet.

        Management assesses Cnova's capital requirements in order to maintain an efficient overall financing structure while avoiding excessive leverage. Cnova manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, Cnova may adjust its dividend policy, issue new shares, or sell assets to reduce debt.

Share capital

        Share capital of Cnova is composed of 411,455,569 shares with a par value of €0.05.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20 Consolidated equity (Continued)

Notes to the consolidated statement of comprehensive income

€ thousands	2011	2012	2013
Available-for-sale financial assets	—	(141)	(43)
Change in fair value during the period	—	(141)	(43)
Reclassification to profit or loss	—	—	—
Income tax (expense)/benefit	—	—	—

Exchange differences	—	(25,480)	(91,381)
Change in translation differences during the period	—	(25,480)	(91,381)
Reclassification to profit or loss due to disposals during the period	—	—	—

Actuarial gains and losses	—	(226)	(135)
Change during the period	—	(226)	(135)
Income tax (expense)/benefit	—

Total	—	(25,847)	(91,560)

Note 21 Share-based payments

        Cdiscount and Nova Pontocom have granted stock option plans or similar plans aiming to: (i) drive the expansion and success in developing the corporate purposes, allowing high level managers and employees to purchase shares issued by Cdiscount Group or by NPC, encouraging their integration with Cnova; (ii) attract high level managers and employees to provide services to Cnova, offering them the added advantage of becoming Cnova shareholders; (iii) align the personal interests of high level managers and employees, providing them, as a form of incentive and added advantage, the chance of becoming Cnova shareholders; and (iv) stimulate greater integration of these executives and employees with Cnova's objectives.

Cdiscount segment

        In March 2012, Cdiscount Group granted 315,022 bonus shares to executives working for Cdiscount. The main characteristics of this bonus shares plan are as follows:

  •
  Grant date: March 5, 2012

  •
  Vesting date: March 5, 2014

  •
  End of lock-up period: March 5, 2016

  •
  No performance conditions

  •
  Fair value of the share: €1.30

        The fair value of the share was determined by an independent appraiser determining the enterprise value of Cdiscount Group, based on a multiple of sales minus net financial debt.

        The total cost of this plan is €410 thousand and is recognized over 24 months on a straight-line basis. On March 5, 2014, 315,022 of Cdiscount Group's new shares were issued and delivered to beneficiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21 Share-based payments (Continued)

        In 2011, 2012 and 2013, Cdiscount Group issued equity warrants to Casino and executives working for Cdiscount.

  •
  July 29, 2011: 6,500,000 equity warrants were issued and exercisable from June 30, 2014 to December 31, 2016

  •
  July 20, 2012: 932,000 equity warrants were issued and exercisable from June 30, 2015 to December 31, 2017

  •
  July 19, 2013: 7,500,000 equity warrants were issued and exercisable from April 1, 2016 to September 30, 2016

        These rights were not subject to any vesting conditions. Each warrant entitled the holder to purchase a new Cdiscount Group's share at a price of €1.09 for the 2011 and 2012 plans and €3.00 for the 2013 plan. The fair value of the rights was determined using a multi-criteria approach and was paid in cash by the subscribers. Therefore, no compensation expense was recorded for these rights. The cash for the subscription of the equity warrants was funded by interest bearing loans from the subscriber's employer.

        In April 2014, these previously issued equity warrants were repurchased by Casino for €10 million and the related loans were reimbursed. The equity warrants were cancelled on July 11, 2014.

        Moreover, some executives working for Cdiscount are beneficiaries of bonus share plans at Casino level. Share-based compensation expenses recorded are respectively €59 thousand, €120 thousand and €(32) thousand respectively in years 2011, 2012 and 2013.

Nova Pontocom segment

        Some executives are eligible to participate in the Plan, as determined by Nova Pontocom's board of directors (the "Beneficiaries"). According to the provisions of Article 171, § 3, of Law 6,404/76, there shall be no preemptive rights for granting or exercising the Plan's stock options. Shares resulting from the option exercise shall have the rights set forth in the Plan, in the respective Programs and Agreement, it being understood that the beneficiaries shall always be entitled to receive the dividends that might be distributed due to the subscription or acquisition, as the case may be. Once the Beneficiary exercises the option, the corresponding shares shall be issued through Nova HoldCo's capital increase.

        The Plan became effective after approval by Nova Pontocom's General Meeting and may be cancelled at any time by resolution of the board of directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21 Share-based payments (Continued)

        The option can be fully or partially exercised during its term and in the years established in the respective Program. The grant took place on November 8, 2010, as follows:

Potential Dilution of Options	Number of Shares	Strike Price
Tranche 1	141,381	R$5.49
Tranche 2	20,197	R$5.81
Tranche 3	20,197	R$6.11
Tranche 4	20,197	R$6.13
Tranche 5	20,197	R$6.14
Tranche 6	20,197	R$6.15
Tranche 7	20,198	R$6.15
Tranche 8	20,198	R$6.14
Number of shares at 12.31.2012 (2)	282,762	—
Total shares of Nova Pontocom (1)	60,692,838	—
Potential dilution = (2)/(1)	0.005%	—

        The fair value of Tranches was calculated based on the Black & Scholes option valuation model considering the following assumptions:

Granting data
Restated expected volatility (i)	56.8%
Program duration (years)	50% downpayment and 7.14% over 42 months
Risk-free rate	From 10.72% to 11.90%
Fair value of the option on the grant date (per option) (ii)	From R$32.86 to R$33.78

(i)
As Nova Pontocom was not a public company, expected volatility was estimated from volatility of a comparable listed competitor.

(ii)
Fair value of option on the grant date represents the fair value of the equity instrument (option) granted and not the strike price.

        Moreover, some other executives can be beneficiary of stock option plans or similar at CBD level.

Effect of plans

        The effects of share-based payments made to Cnova's executives are recognized in "employee benefits expenses" under the caption "General and administrative expenses" of the income statement. The expense resulting of those plans is €(69) thousand in 2011, €155 thousand in 2012 and €(393) thousand in 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 22 Provisions

Breakdown and movements

€ thousands	January 1, 2011	Increases	Reversals (used)	Reversals (surplus)	Business combination or loss of control	Translation adjustment	Other	December 31, 2011
Pensions (note 23)	538	45	—	—	—	—	—	583
Claims and litigation	11,582	8,365	(4,977)	(9,261)	—	—	(241)	5,468

Total	12,120	8,410	(4,977)	(9,261)	—	—	(241)	6,051

of which short-term	10,717	8,283	(4,897)	(9,243)	—	—	(225)	4,635
of which long-term	1,403	127	(80)	(18)	—	—	(16)	1,416

€ thousands	January 1, 2012	Increases	Reversals (used)	Reversals (surplus)	Business combination or loss of control	Translation adjustment	Other	December 31, 2012
Pensions (note 23)	583	246	—	—	—	—	226	1,055
Claims and litigation	5,468	1,631	(1,676)	—	—	—	(2,851)	2,572

Total	6,051	1,877	(1,676)	—	—	—	(2,625)	3,627

of which short-term	4,635	1,631	(1,676)	—	—	—	(2,851)	1,739
of which long-term	1,416	246	—	—	—	—	226	1,888

€ thousands	January 1, 2013	Increases	Reversals (used)	Reversals (surplus)	Business combination or loss of control	Translation adjustment	Other	December 31, 2013
Pensions (note 23)	1,055	308	—	—	—	—	136	1,499
Claims and litigation	2,572	3,791	(2,211)	(861)	—	(70)	—	3,221

Total	3,627	4,099	(2,211)	(861)	—	(70)	136	4,720

of which short-term	1,739	1,954	(1,378)	(861)	—	(70)	—	1,384
of which long-term	1,888	2,145	(833)	—	—	—	136	3,336

        Cnova incurred restructuring costs in 2013, 2012 and 2011. Those costs were actual expenses:

  •
  2011: €2,412 thousand, composed of the same nature of costs as in 2012

  •
  2012: €2,847 thousand, composed of costs incurred in Cdiscount headquarters restructuring and some subsidiaries closing

  •
  2013: €2,790 thousand, mainly composed of the Nova Pontocom Reorganization which caused severance payments to managers of the logistics department

        As of December 31, 2011, 2012 and 2013, there was no outstanding balance.

        Claims and litigations result mainly from litigations with suppliers or employees and complaints from clients who are not satisfied with the products received and the delivery date. In 2011, it was notably composed of a tax contingency that was paid in 2012 (€2.1 million). In 2012, it was notably composed of a litigation with a supplier reversed in 2013 (€0.7 million). In 2013, the main risk relates to a litigation following a breach of contract with a supplier (€1.8 million). A suit is in progress and the outcome is expected within a year.

        Cnova has no significant contingent liabilities as of December 31, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 23 Pension and other post-employment benefit obligations

Overview of plans

DEFINED CONTRIBUTION PLAN

        Defined contribution plans are retirement provisions through which an employer commits to such funding through the regular payment of contributions to a managing body. The employer's commitment to the payment of contributions is limited and therefore does not guarantee the pension amount that employees will receive. This type of plan predominantly concerns employees of Cnova's French entities. The latter come under the general social security system which is administered by the French state.

        The expense for the year relating to defined contribution plans is €5,627 thousand as of December 31, 2013 (2012: €5,117 thousand, 2011: €4,786 thousand).

DEFINED BENEFIT SCHEME

        In France, an industry-specific agreement between employers and employees provides for the payment of allowances to employees at the date of retirement depending on the years of service rendered and their salary at the age of retirement.

Main assumptions used in determining total obligations related to defined benefit plans

        Plans falling under defined benefit schemes are exposed to interest rate risk, rate of salary increase risk and mortality rate risk.

        The following table summarizes the main actuarial assumptions used to measure the obligation:

	Cdiscount
	2011	2012	2013
Discount rate	4.3%	3.2%	3.2%
Expected rate of future salary increases	2.5%	2.5%	3.0%
Retirement age	64	64	64

        The discount rate is determined by reference to the Bloomberg 15-year AA corporate composite index.

RECONCILIATION OF LIABILITIES IN THE BALANCE SHEET

	Cdiscount
€ thousands	2011	2012	2013
As of January 1	538	583	1,055

Cost for the period	45	246	308
Actuarial gains or losses recognized in equity	—	226	136
Translation adjustment	—	—	—
Other movements	—	—	—

As of December 31	583	1,055	1,499

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 24 Financial debt

	2011			2012			2013
€ thousands	Non- current portion	Current portion	Total	Non- current portion	Current portion	Total	Non- current portion	Current portion	Total
Borrowings	—	—	—	5	—	5	1,647	—	1,647
CBD loan (i) (note 30)	—	—	—	—	—	—	68,230	—	68,230
Bond (Nova Pontocom)	—	—	—	—	39,008	39,008	—	—	—
Cdiscount Group current account (note 30)	—	19,388	19,388	—	35,932	35,932	—	31,274	31,274
Put options granted to owners of non-controlling interests (ii)	—	—	—	—	—	—	8,300	2,200	10,500
Bank overdrafts	—	190	190	—	—	—	—	30,899	30,899
Other financial liabilities	1,344	573	1,917	1,414	1,646	3,060	4,971	15,797	20,768

Financial debt	1,344	20,151	21,495	1,419	76,586	78,005	83,148	80,170	163,318

(i)
As stated in the "Basis of preparation of Cnova consolidated financial statements," this loan will not be dropped down during the Nova Pontocom Reorganization.

(ii)
Monshowroom; see note 4

        In 2011 and 2012, Cnova had no put options granted to owners of non-controlling interests.

        Detail of main financial debts:

	Nominal amount	Interest rate	Issue date	Due date	2011 (K€)	2012 (K€)	2013 (K€)
Borrowings	1,647	3% - 3.5%	November 2013	June 2023	—	—	1,647
CBD loan	63,840	105.35% + CDI(i)	April 2013	February 2017	—	—	68,230
Bond (Nova Pontocom)	36,988	105.35% + CDI(i)	April 2012	April 2013	—	39,008	—
Cdiscount Group current account	—	Eonia 1 month - 0.05%	—	—	19,388	35,932	31,274

(i)
CDI: Certificado de Deposito Interbancario, or interbank deposit certificate, rate

Note 25 Other liabilities

	2011			2012			2013
€ thousands	Non- current	Current	Total	Non- current	Current	Total	Non- current	Current	Total
Amounts due to suppliers of PP&E	—	3,299	3,299	—	4,280	4,280	—	4,150	4,150
Other liabilities (i)	—	8,681	8,681	574	72,404	72,978	477	85,053	85,529
Deferred income	6,969	1,502	8,471	5,185	1,804	6,989	3,337	2,487	5,824

TOTAL	6,969	13,482	20,451	5,759	78,488	84,247	3,814	91,690	95,503

(i)
Current other liabilities include reimbursements of certain expenses to CBD for €9.2 million in 2012 and €11.5 million in 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 26 Fair value of financial instruments

Financial assets

        The following tables show financial assets by category.

	2011		2011	Carrying amount			Total
€ thousands Financial assets	Carrying amount (A)	Non- financial assets (B)	Total financial assets (A-B)	Assets held for trading	Loans and receivables	AFS - measured at fair value	Fair Value
Other non-current assets	5,546	833	4,713	—	4,578	135	4,713
Trade receivables	119,020	—	119,020	—	119,020	—	119,020
Other current assets	98,443	3,311	95,132	—	95,132	—	95,132
Cash and cash equivalents	31,578	—	31,578	—	31,578	—	31,578

	2012		2012	Carrying amount			Total
€ thousands Financial assets	Carrying amount (A)	Non- financial assets (B)	Total financial assets (A-B)	Assets held for trading	Loans and receivables	AFS - measured at fair value	Fair Value
Other non-current assets	67,670	62,903	4,767	—	4,055	712	4,767
Trade receivables	120,536	—	120,536	—	120,536	—	120,536
Other current assets	150,117	24,508	125,609	—	125,609	—	125,609
Cash and cash equivalents	176,601	—	176,601	—	176,601	—	176,601

	2013		2013	Carrying amount			Total
€ thousands Financial assets	Carrying amount (A)	Non- financial assets (B)	Total financial assets (A-B)	Assets held for trading	Loans and receivables	AFS - measured at fair value	Fair Value
Other non-current assets	112,118	84,002	28,115	—	27,041	1,074	28,115
Trade receivables	110,380	—	110,380	—	110,380	—	110,380
Other current assets	168,635	111,440	57,195	—	57,195	—	57,195
Cash and cash equivalents	263,550	—	263,550	—	263,550	—	263,550

        The fair value of AFS is measured using standard methods of analysis (level 3 inputs).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 26 Fair value of financial instruments (Continued)

Financial liabilities

	2011		2011	Carrying amount				Total
€ thousands	Carrying amount (A)	Non- financial liabilities (B)	Total financial liabilities (A - B)	Liabilities at amortized cost	Liabilities held for trading	Liabilities designated as at fair value	Hedging instruments	Fair Value
Financial debt	21,495	—	21,495	763	20,732	—	—	21,495
Trade payables and other liabilities	358,583	—	358,583	358,583	—	—	—	358,583
Other current liabilities	13,482	1,502	11,980	13,460	21	—	—	13,481
Other non-current liabilities	6,969	6,969	—	—	—	—	—	—

	2012		2012	Carrying amount				Total
€ thousands	Carrying amount (A)	Non- financial liabilities (B)	Total financial liabilities (A - B)	Liabilities at amortized cost	Liabilities held for trading	Liabilities designated as at fair value	Hedging instruments	Fair Value
Financial debt	78,005	—	78,005	78,005	—	—	—	78,005
Trade payables	724,164	—	724,164	724,164	—	—	—	724,164
Other current liabilities	78,488	1,825	76,663	76,663	—	—	—	76,663
Other non-current liabilities	5,759	5,185	574	574	—	—	—	574

	2013		2013	Carrying amount				Total
€ thousands	Carrying amount (A)	Non- financial liabilities (B)	Total financial liabilities (A - B)	Liabilities at amortized cost	Liabilities held for trading	Liabilities designated as at fair value	Hedging instruments	Fair Value
Financial debt	163,318	—	163,318	163,318	—	—	—	163,318
Trade payables	905,417	—	905,417	905,417	—	—	—	905,417
Other current liabilities	91,690	2,504	89,186	89,186	—	—	—	89,186
Other non-current liabilities	3,814	3,337	477	477	—	—	—	477

Note 27 Financial risk management objectives and policies

        The main risks associated with Cnova's financial instruments are market risks (currency, interest rate and equity risk), counterparty risk and liquidity risk.

Market risk

Interest rate risk

        As described in note 24, Cnova financial debt is mainly related to loans or current account with its parent companies (Casino and CBD):

  –
  As part of the Nova Pontocom Reorganization, the loan provided by CBD will not be transferred to Nova OpCo.

  –
  Casino provides a current account to Cdiscount Group for €31 million as of December 31, 2013. This current account bears interest at Eonia plus 0.5% leading to an interest expense of €202 thousand for the period ending December 31, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 27 Financial risk management objectives and policies (Continued)

        Therefore, Cnova considers interest rate risk as limited.

Exposure to foreign exchange risk

        Due to its operations in Brazil, Cnova is exposed to currency translation risk, in other words its balance sheet and income statement, and consequently its financial ratios, are sensitive to change in exchange rates as part of the combination of the financial statements of Nova Pontocom.

EXCHANGE RATES AGAINST THE EURO

	2011		2012		2013
Exchange rates against the euro	Closing rate	Average rate	Closing rate	Average rate	Closing rate	Average rate
US dollar (USD)	1.2939	1.3917	1.3194	1.2856	1.3791	1.3281
Brazilian real (BRL)	2.4159	2.3259	2.7036	2.5097	3.2576	2.8702

Counterparty risk

        Cnova is not exposed to significantly counterparty risks in its operating activities and its short-term investment activities.

COUNTERPARTY RISK RELATED TO TRADE RECEIVABLES

        Customer receivables are regularly monitored and Cnova's exposure to the risk of bad debts is considered as limited because of the number of customers Cnova has through its operations.

        Trade receivables (gross amount) break down as follows by maturity:

		Receivables past due on the balance sheet date
€ thousands	Receivables not yet due, not impaired (A)	Receivables not more than one month past due	Receivables between one and six months past due	Receivables more than six months past due	Receivables overdue (B)	Doubtful receivables (C)	GROSS TOTAL (D)=(A)+(B)+(C)	Impairment Losses (E)	NET TOTAL =(D) - (E)
2011	97,118	3,129	11,226	2,633	16,988	30,902	145,008	(25,988)	119,020
2012	84,642	3,445	7,838	5,547	16,830	62,614	164,086	(43,550)	120,536
2013	78,189	8,167	16,016	6,113	30,296	35,247	143,732	(33,352)	110,380

        Receivables past due but not impaired can vary substantially in length of time overdue depending on the type of customer, i.e. consumers or public authorities. Impairment policies are determined on an entity-by-entity basis according to customer type. As indicated above, Cnova believes that it has no material risk in terms of credit concentration.

COUNTERPARTY RISK RELATED TO OTHER ASSETS

        Other assets, mainly comprising tax receivables, and repayment rights are neither past due nor impaired.

        Credit risk on other financial assets—mainly comprising cash and cash equivalents and available-for-sale financial assets—corresponds to the risk of failure by the counterparty to fulfil its obligations. The maximum risk is equal to the instruments' carrying amount. Cnova's cash management policy consists of investing cash and cash equivalents with first category counterparties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 27 Financial risk management objectives and policies (Continued)

Liquidity risk

        Cnova manages liquidity risk through the daily follow-up of cash flows, control of financial assets and liabilities maturities and a close relationship with main financial institutions. As of December 31, 2013, Cnova's liquidity is also depending on the financing from its parent companies (Casino and CBD), see note 24.

EXPOSURE TO LIQUIDITY RISK

        The table below shows a maturity schedule for financial liabilities, including principal and interest but excluding discounting.

	Maturity
						2011
	Due within one year	Due in one to two years	Due in two to three years	Due in three to five years	Due beyond five years		Carrying amount
€ thousands						Total
Borrowings and bank overdrafts	190	—	—	—	—	190	190
CBD loan(i)	—	—	—	—	—	—	—
Bond (Nova Pontocom)	—	—	—	—	—	—	—
Cdiscount Group current account	19,388	—	—	—	—	19,388	19,388
Put options granted to owners of non-controlling interests	—	—	—	—	—	—	—
Other financial liabilities	1,917	—	—	—	—	1,917	1,917
Trade payables and other liabilities	370,563	—	—	—	—	370,563	370,563

Total	392,058	—	—	—	—	392,058	392,058

(i)
As stated in the "Basis of preparation of Cnova consolidated financial statements," this loan will not be dropped down during the Nova Pontocom Reorganization.

	Maturity
						2012
	Due within one year	Due in one to two years	Due in two to three years	Due in three to five years	Due beyond five years		Carrying amount
€ thousands						Total
Borrowings and bank overdrafts	5	—	—	—	—	5	5
CBD loan(i)	—	—	—	—	—	—	—
Bond (Nova Pontocom)	39,008	—	—	—	—	39,008	39,008
Cdiscount Group current account	35,932	—	—	—	—	35,932	35,932
Put options granted to owners of non-controlling interests	—	—	—	—	—	—	—
Other financial liabilities	3,060	—	—	—	—	3,060	3,060
Trade payables and other liabilities	800,827	574	—	—	—	801,401	801,401

Total	878,832	574	—	—	—	879,406	879,406

(i)
As stated in the "Basis of preparation of Cnova consolidated financial statements," this loan will not be dropped down during the Nova Pontocom Reorganization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 27 Financial risk management objectives and policies (Continued)

	Maturity
						2013
	Due within one year	Due in one to two years	Due in two to three years	Due in three to five years	Due beyond five years		Carrying amount
€ thousands						Total
Borrowings and bank overdrafts	30,947	186	271	507	865	32,775	32,545
CBD loan(i)	—	—	—	97,173	—	97,173	68,230
Bond (Nova Pontocom)	—	—	—	—	—	—	—
Cdiscount Group current account	31,274	—	—	—	—	31,274	31,274
Put options granted to owners of non-controlling interests	2,200	—	2,400	5,900	—	10,500	10,500
Other financial liabilities	20,768	—	—	—	—	20,768	20,768
Trade payables and other liabilities	994,603	477	—	—	—	995,080	995,080

Total	1,079,792	663	2,671	103,580	865	1,187,570	1,158,397

(i)
As stated in the "Basis of preparation of Cnova consolidated financial statements," this loan will not be dropped down during the Nova Pontocom Reorganization.

Equity risk

        Cnova did not hold any significant interests other than its entities.

Note 28 Off-balance sheet commitments

        Management believes that, to the best of its knowledge, there were no off-balance sheet commitments as of December 31, 2011, 2012 and 2013, other than those described below, likely to have a material impact on Cnova's current or future financial position.

Commitments given

        The amounts disclosed in the table below represent the maximum potential amounts (not discounted) that Cnova might have to pay in respect of commitments given. They are not netted against sums which Cnova might recover through legal actions or counter-indemnities received.

€ thousands	2011	2012	2013
Assets pledged as collateral	—	—	—
Bank bonds and guarantees given	485	7,028	12,255
Firm purchase commitments(i)	5,991	2,775	550
Other commitments	—	4,275	3,975
Due:
Within one year	6,476	14,078	16,780
In one to five years	—	—	—
Beyond five years	—	—	—

Total commitments given	6,476	14,078	16,780

(i)
Reciprocal commitments

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 28 Off-balance sheet commitments (Continued)

        Cdiscount Group and historical shareholders of Monshowroom reciprocally gave call and put options on shares in Monshowroom not owned by Cdiscount Group. Those options are exercisable by slots from July 2013. As of December 31, 2012, the fair value of the commitment was estimated at €14,900 thousand. On September 2, 2013, the first slot was exercised by Cdiscount Group which owned Monshowroom control (see note 4). At the same date, the fair value of the remaining put options is recorded as a financial debt at fait value for an amount of €10,500 thousand (refer to note 24).

        Cdiscount Group has subscribed 500 shares A of Partech International with a €10,000 nominal, released for 20.5%:

  –
  11.5% at subscription on May 31, 2012

  –
  3% on July 25, 2012

  –
  6% on October 11, 2013

        As of December 31, 2013, Cdiscount Group was commited to release the remaining share capital subscribed for an amount of €3,975 thousand.

Lease commitments

        Cnova has no finance leases and leases with purchase options on equipment.

        Cnova has operating leases on properties used in the business that do not meet the criteria for classification as finance leases. The future minimum payments under non-cancellable operating leases breaks down as follows:

OPERATING LEASES AND SUB-LEASES WHERE CNOVA IS LESSEE

	Future minimum lease payments
€ thousands	2011	2012	2013
Due within one year	7,936	14,000	12,218
Due in one to five years	22,395	28,530	27,445
Due beyond five years	9,705	4,644	5,378

Note 29 Contingent assets and liabilities

        In the normal course of its business, Cnova is involved in a number of legal or arbitration proceedings with third parties or with the tax authorities in certain countries. Provisions are set aside to cover these proceedings when Cnova has a legal, contractual or constructive obligation towards a third party at the year-end, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

Note 30 Related party transactions

        Related parties are:

  •
  parent companies (mainly Casino, CBD and Via Varejo);

  •
  entities that exercise joint control or significant influence over the entity;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 30 Related party transactions (Continued)

  •
  associates (Monswhowroom from February 28, 2012 until September 2, 2013, date of acquisition of control, refer to note 4);

  •
  members of the entity's administrative, management and supervisory bodies.

        Cnova has relations with all its entities in its day-to-day management.

Related party transactions with parent companies

        Main related parties transactions with Casino and its subsidiaries (principally CBD and Via Varejo and Distribution Casino France) are:

Cdiscount segment

  •
  Intercompany current account agreements with Casino:

        Under the agreements, current account bears interest income at 1M-EONIA + 0.5%, when Cdiscount sends cash to Casino and interest expense at 1M-EONIA -0.05% when Cdiscount receives cash from Casino. Current account balances are described in notes 13 and 24.

  •
  Logistic agreement with Easydis and CCV:

        Under the terms of the agreement, Easydis manages and operates the fulfillment center located in Andrezieux (France). The arrangement is compensated at cost plus associated expenses.

        A similar agreement has been entered into with CCV which is compensated at a fix fee per package.

  •
  Pick up point agreements with Distribution Casino France (DCF) and Franprix Leader Price:

  DCF, or Franprix Leader Price subsidiaries, provides Cdiscount with pick-up point services, including making available DCF stores as Click-and-Collect locations for customers purchasing products on Cdiscount's websites. As compensation, Cdiscount pays a fix fee to DCF per package, on terms equivalent to those that prevail on arm's length transactions.

Nova Pontocom segment

  •
  Intercompany loan agreement with CBD:

  The arrangement allows Nova Pontocom to borrow up to R$230 million at 105.35% of CDI rate. The loan balance is described in note 24. As stated in the "Basis of preparation of Cnova consolidated financial statements," this loan will be retained by Nova HoldCo as a result of the Nova Pontocom Reorganization.

  •
  Trademark use license agreement with CBD group:

  In 2009, Nova Pontocom, CBD and Via Varejo entered into a trademark use license agreement for the uncompensated use of the latter's trademarks with a term of 99 years. CBD holds ownership control of Nova Pontocom.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 30 Related party transactions (Continued)

Nova Pontocom Operational Agreement

        On October 17, 2013, Nova Pontocom, Companhia Brasileira de Distribuição and Via Varejo S.A. entered into the Nova Pontocom Operational Agreement. The Nova Pontocom Operating Agreement is intended to promote the alignment of the parties' interests in the development of their businesses.

        Pursuant to the IPO and Framework Agreement, on July 24, 2014, Cnova entered into an amended Nova Pontocom Operational Agreement, or the Amended Operational Agreement, with Nova OpCo, Companhia Brasileira de Distribuição, Via Varejo S.A. and Nova HoldCo. The Amended Operational Agreement requires that Via Varejo S.A. procure for Nova OpCo common products from its suppliers at the same price and on the same commercial terms and conditions as it procures such products for its own business. Additionally, the Amended Operational Agreement requires that CBD and Via Varejo conduct any eCommerce related activities in Brazil exclusively through Nova OpCo, and prohibits CBD and Via Varejo from purchasing any equity interest in any legal entity that operates eCommerce activities in Brazil. Nova OpCo is required to align its prices with Via Varejo S.A. with respect to certain products sold under Via Varejo S.A. and Companhia Brasileira de Distribuição's brands (Casas Bahia, Extra and Ponto Frio). The Amended Operational Agreement provides the Company and Nova OpCo with the right to use and exploit private labels or brands owned by Via Varejo S.A. and Companhia Brasileira de Distribuição, provided that such use or exploitation complies with the strategy and positioning of such private label or brand by the party that develops and owns it.

        The Amended Operational Agreement also provides for a payment of a fee by Nova OpCo to Via Varejo S.A. in an amount equal to 1.3% of the amount paid by Nova OpCo for purchases of any items from common suppliers. The payment of the fee is due during the period beginning on October 17, 2013 and ending five years after execution of the Amended Operational Agreement with a possible revision of the commercial parameters at the end of the third year. The agreement requires us to maintain appropriate levels of service for our eCommerce platforms.

  •
  Commodate agreements with CBD group:

  The agreements allows Nova Pontocom's customers to pick-up their products directly at certain brick-and-mortar retail stores owned by CBD and Via Varejo. Nova Pontocom does not pay any fee for these arrangements.

  •
  Real estate leases with CBD and Via Varejo;

  Nova Pontocom entered into commercial lease agreements with CBD or its subsidiaries for the lease of fulfillment centers. Rents are at market rate.

        The following transactions were carried out with related parties (consisting of Casino and its subsidiaries):

	2011		2012		2013
€ thousands	Transactions	Balance	Transactions	Balance	Transactions	Balance
Loans due from Parent Companies	26,841	52,618	16,192	68,810	(1,326)	67,484
Receivables	2,287	5,448	(1,664)	3,784	(841)	2,943
Loan due to Parent Companies	(219,233)	19,388	16,544	35,932	63,572	99,504
Payables	(656)	39,960	24,950	64,910	(11,136)	53,774
Expense	58,270	—	84,732	—	92,241	—
Income	7,421	—	6,978	—	7,135	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 30 Related party transactions (Continued)

Other related party transactions

Cdiscount with Banque du Groupe Casino

  •
  Banque du Groupe Casino (BGC) is a French credit institution and a partnership between Casino Group and Crédit Mutuel.

  •
  Cooperation agreement

  This agreement provides for the development, distribution and promotion in metropolitan French area, exclusively for Cdiscount's customers, of certain financial products and services offered by BGC. Subject to exemptions for identified products and services, Cdiscount granted BGC in 2011 the exclusivity for the distribution of any banking, insurance and savings products and services to its actual and future French customers under the arrangement, Cdiscount received a €7 million compensation which was recognized as revenues under the period of the agreement (five years).

  Under the terms of the agreement, BGC receives a fee equal to 0.25% of the amount of any purchases (including tax) made by customers using a BGC credit card on Cdiscount's sites. The agreement was amended in 2012 and 2013 to entrust BGC with the distribution and the management of the financial services relating to the payment-in-instalments option offered on Cdiscount's sites, whereby customers are subject to the general terms and conditions of BGC. Under the agreement, Cdiscount receives the total amount of the order within two days of the purchase and BGC charges Cdiscount a fee equal to 0.80% of the three remaining financing instalments, which fee may be reviewed by the parties on a quarterly basis. Subject to its predetermined satisfactory client's scoring, BGC assumes the credit risk for the instalment payments. Regarding clients refused by BGC, Cdiscount may select some of them and ask BGC to grant them the instalment payment service. In such case, Cdiscount assumes the credit risk.

  •
  Profit and loss sharing agreement

  On June 2012, Cdiscount and BGC and two subsidiaries of the Credit Mutuel created an unincorporated joint venture in order to pool the resources needed for their partnership and to share the profit and losses of the common activity regarding Cdiscount customers. The purpose of the joint venture is to manage bank and payment services, and insurance and savings transactions within the scope of the corporate purpose of Banque Casino for Cdiscount's customers.

  On the basis of their contribution, the allocation of the interests in the joint venture is 40% for Cdiscount. The profits and the losses of the joint venture are shared by the stakeholders. In 2013, Cdiscount charged the unincorporated joint venture of €4.4 million expenses incurred (2011: €0.1 million, 2012: €1.7 million).

  •
  Other transactions with BGC:

  As stated in note 10, Cdiscount sold trade receivables without recourse to Banque du Groupe Casino in 2012 and 2013. This agreement was not part of the profit and loss sharing agreement described above.

Cdiscount Casino International Agency Agreement

        Cdiscount and Casino International SAS, or Casino International, entered into an agency agreement that became effective on January 10, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 30 Related party transactions (Continued)

        Under the terms of the agreement, Casino International, on an exclusive basis, (i) negotiates and sells on behalf of Cdiscount, but through International Retail and Trade Services, or IRTS, a Swiss subsidiary of Casino acting itself as agent of Casino International, to international suppliers and small and medium sized companies, services offered by Cdiscount such as marketing studies and the sale of data; (ii) advises Cdiscount notably on international synergies and (iii) collects the sums paid by international suppliers and small and medium sized companies for services sold by Casino International on behalf of Cdiscount.

        Under the terms of the agreement, Cdiscount reimburses Casino International each fiscal year for a portion of the expenses set forth in the financial statements of Casino International for the previous fiscal year.

        Casino International undertakes to pay Cdiscount all the sums it collects on behalf of Cdiscount from international suppliers and small and medium sized companies for the services rendered by Cdiscount (after having retained its own remuneration). Subject to Casino International's and IRTS' prior consent, Cdiscount may directly invoice the international suppliers or small and medium sized companies and collect the applicable payments.

Cdiscount Go Sport Agreement

        On November 19, 2012, Cdiscount entered into a development and management agreement for an online sales platform and fulfillment services related to this platform with Go Sport France S.A., or Go Sport, a French listed company that manufactures and distributes sports products and is controlled by Rallye, the controlling shareholder of Casino. Under the terms of this agreement, Cdiscount provides the following services to Go Sport: (i) development, maintenance and continuing operation of the eCommerce platform designed and developed by Cdiscount for the needs of Go Sport, (ii) logistics services, including reception and storage of products supplied by Go Sport or its vendors, shipment and delivery of the products, and processing of customer orders, (iii) customer support services, such as management of client requests and returns and (iv) reporting on the services rendered under the agreement.

        Cdiscount received a fee in 2012 for the establishment of the platform. Cdiscount's compensation under the agreement is based on the annual turnover of the platform and varies based on Go Sport's annual revenues from the platform, with a minimum annual amount. In addition to the variable compensation to be paid by Go Sport to Cdiscount, the agreement provides for payments to be made to Cdiscount on account of maintenance services, specific third-parties services and logistic and transport services.

Cdiscount CCV Agreement

        On July 16, 2013, Cdiscount entered into a logistics service agreement with CCV SNC, or CCV, a member of the Casino Group as amended on May 16, 2014 and May 16, 2014. Under the terms of the agreement, CCV provides logistics services to Cdiscount, including delivery in metropolitan France (excluding Corsica and related islands) to our customers of products purchased on our sites. CCV also provides CCV stores as Click-and-Collect locations for customers purchasing heavy or large products on our sites.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 30 Related party transactions (Continued)

        With respect to logistics services, CCV invoices Cdiscount on the basis of a price list fixed for one year and revisable on March 1 of each year based on market prices. As compensation for the pick-up point services Cdiscount pays to CCV €8 per package (excluding taxes).

There were no other transactions with associates in 2011, 2012 and 2013.

Related party transactions with individuals (directors, corporate officers and members of their families) are not material.

Key management personnel compensation

€ thousands	2011	2012	2013
Short-term benefits excluding payroll taxes(i)	550	3,189	12,560
Payroll taxes on short-term benefits	228	1,238	4,452
Termination benefits	—	—	—
Share-based payments	106	324	246

Total	884	4,751	17,259

(i)
gross salaries, bonuses, discretionary and statutory profit-sharing, benefits in kind and director's fees.

        The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

Note 31 Subsequent events

  •
  Launch of new Cdiscount sites in Colombia, Thailand and Vietnam

        Casino launched new Cdiscount branded sites in partnership with its entities, Éxito in Colombia and Big C in Thailand and Vietnam. In addition, operations were expanded to Belgium through Cdiscount.com.

        As part of the legal reorganization, certain steps are expected to be taken in order for Cnova to control the Latin American and Asian businesses of Cdiscount.

  •
  Acquisition of the remaining non-controlling interests in Monshowroom

        On May 15, 2014, Cnova acquired the totality of the non-controlling interests in Monshowroom.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 31 Subsequent events (Continued)

  •
  Nova Pontocom Reorganization and the Reorganization

        With respect to the completion of the Nova Pontocom Reorganization and the Reorganization, refer to notes "Description of reporting activity" and "Basis of preparation of Cnova consolidated financial statements."

  •
  Strategic partnership with Bolloré group to develop eCommerce platform in Africa

        The group announced the creation of a joint company between Cdiscount Afrique and Bolloré Africa Logistics.

        In the second quarter of 2014, Cdiscount launched operations in Ivory Coast.

Note 32 Main consolidated companies

        The main companies are listed below.

	2011			2012			2013
Company	% control	% interest	Consolidation method	% control	% interest	Consolidation method	% control	% interest	Consolidation method
Cnova		Parent			Parent			Parent
France
Cdiscount Group	100.00%	100.00%	FI	100.00%	100.00%	FI	100.00%	100.00%	FI
Cdiscount	99.19%	99.19%	FI	99.37%	99.37%	FI	99.37%	99.37%	FI
Monshowroom (i)	—	—	—	49.89%	60.57%	EM	71.28%	60.61%	FI
Imagica	98.62%	98.62%	FI	—	—	—	—	—	—
Olenydis	100.00%	100.00%	FI	—	—	—	—	—	—
Brazil
Nova Pontocom	—	—	—	96%	96%	FI	96%	96%	FI

(i)
Refer to Note 4.

FI: fully integrated
EM: Equity method

Cnova N.V.

Six months ended June 30, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cnova N.V.

        We have reviewed the condensed consolidated balance sheet of Cnova N.V. ("Cnova") as of June 30, 2014, and the related condensed income statement, consolidated statements of comprehensive income, statements of changes in consolidated shareholders' equity, and consolidated statements of cash flows for the six months ended June 30, 2013 and 2014. These financial statements are the responsibility of Cnova's management.

        We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

        Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with IAS 34 Interim Financial Reporting.

        We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Cnova as of December 31, 2013, and the related consolidated income statement, consolidated statements of comprehensive income, statement of consolidated shareholders' equity, and cash flows for the year then ended and we expressed an unqualified audit opinion on those consolidated financial statements in our report dated August 7, 2014. In our opinion, the accompanying condensed consolidated balance sheet of Cnova as of December 31, 2013, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Paris-La-Défense, August 7, 2014.

/S/ ERNST & YOUNG Audit
Daniel Mary-Dauphin

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited interim condensed consolidated income statement

for the six months ended June 30, 2013 and 2014

€ thousands	Notes	June 30, 2013	June 30, 2014
Net sales	6	1,295,856	1,533,261
Operating expenses
Cost of sales	6	(1,109,972)	(1,330,332)
Fulfillment	6	(97,256)	(103,887)
Marketing	6	(40,129)	(31,779)
Technology and content	6	(35,856)	(39,037)
General and administrative	6	(22,342)	(26,892)

Operating loss profit before Restructuring, Litigation, Initial public offering expenses, Gain (loss) from disposal of non-current assets and Impairment of assets		(9,699)	1,334
Restructuring	7	—	(8,876)
Litigation	8	(1,838)	(410)
Initial public offering expenses	9	—	(4,800)
Gain (loss) from disposal of non-current assets		908	(23)
Impairment of assets		—	—
Operating loss		(10,629)	(12,776)
Financial income	10	1,866	3,238
Financial expense	10	(28,320)	(35,539)

Loss before tax		(37,083)	(45,077)
Income tax gain (expense)	11	4,739	6,550
Share of losses of associates	12	(267)	(1,418)

Net loss for the period		(32,611)	(39,945)
Attributable to equity holders of Cnova		(31,958)	(39,473)
Attributable to non-controlling interests		(653)	(472)

        Earnings (losses) per share (see note 2)

In €	June 30, 2013	June 30, 2014
Basic earnings per share	(0.08)	(0.10)
Diluted earnings per share	(0.08)	(0.10)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim condensed consolidated statement of comprehensive income for the six months ended June 30, 2013 and 2014

€ thousands	June 30, 2013	June 30, 2014
Net loss for the period	(32,611)	(39,945)

Items that may subsequently be recycled to profit or loss
Foreign currency translation	(34,133)	37,270
Items that may not be recycled to profit or loss
Actuarial gains and losses	(135)

Income tax related to components of other comprehensive income (loss)
Other comprehensive income (loss) for the period	(34,268)	37,270

Total comprehensive income (loss) for the period	(66,879)	(2,674)

Attributable to the equity holders of Cnova	(64,826)	(3,694)
Attributable to non-controlling interests	(2,053)	1,020

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim condensed consolidated balance sheet

as of December 31, 2013 and June 30, 2014

ASSETS € thousands	December 31, 2013	June 30, 2014
Cash and cash equivalents	263,550	66,361
Trade receivables, net	110,380	123,965
Inventories, net	366,974	351,000
Current income tax assets	1,385	—
Other current assets, net	168,635	103,290

Total current assets	910,924	644,617

Other non-current assets, net	112,118	124,202
Deferred tax assets	31,195	40,819
Investment in associates
Property and equipment, net	32,974	40,774
Intangible assets, net	113,648	133,389
Goodwill (refer to Note 13)	490,519	526,220

Total non-current assets	780,454	865,404

TOTAL ASSETS	1,691,379	1,510,021

EQUITY AND LIABILITIES € thousands	December 31, 2013	June 30, 2014
Current provisions	1,384	2,511
Trade payables	905,417	731,119
Current financial debt	80,170	73,402
Current taxes liabilities	40,594	24,915
Other current liabilities	91,690	78,983

Total current liabilities	1,119,254	910,929

Non-current provisions	3,336	3,501
Non-current financial debt	83,148	105,901
Other non-current liabilities	3,814	700
Deferred tax liabilities	8,665	8,769

Total non-current liabilities	98,963	118,871

Share capital	20,573	20,573
Reserves, retained earnings and additional paid-in capital	434,516	440,624

Equity attributable to equity holders of Cnova	455,089	461,196

Non-controlling interests	18,072	19,025

Total equity	473,161	480,222

TOTAL EQUITY AND LIABILITIES	1,691,379	1,510,021

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim condensed consolidated statement of cash flows for the six months ended June 30, 2013 and 2014

€ thousands	June 30, 2013	June 30, 2014
Net loss attributable to equity holders of Cnova	(31,958)	(39,473)
Net loss attributable to non-controlling interests	(653)	(472)

Net loss for the period	(32,611)	(39,945)
Depreciation and amortization expense	11,916	13,485
Expenses on share-based payment plans	204	49
(Gains) losses on disposal of non-current assets and impairment of assets	(908)	23
Share of losses of associates	267	1,418
Other non-cash items	3,756	5,665
Financial expense, net	26,454	32,301
Current and deferred tax profit	(4,740)	(6,550)
Income tax paid	(2,451)	(194)
Change in operating working capital	(171,282)	(225,506)
Inventories of products	(37,433)	23,604
Trade payables	(122,378)	(254,061)
Trade receivables	34,849	10,775
Other	(46,320)	(5,824)

Net cash used in operating activities	(169,396)	(219,252)
Purchase of property and equipment and intangible assets	(24,962)	(31,524)
Purchase of non-current financial assets	(105)	(1,239)
Proceeds from disposal of property and equipment, intangible assets and non-current financial assets	1,240	53
Changes in loans	53,129	71,298

Net cash from investing activities	29,303	38,588
Transaction with owners of non-controlling interests	—	(6,158)
Additions to financial debt	107,206	42,952
Repayments of financial debt	(31,498)	(653)
Interest paid, net	(26,874)	(28,748)

Net cash from (used in) financing activities	48,834	7,392

Effect of changes in foreign currency translation adjustments	(3,563)	6,983

Change in cash and cash equivalents	(94,821)	(166,290)

Cash and cash equivalents at beginning of period	176,601	263,550
Bank overdrafts at beginning of period	45	(30,899)
Cash and cash equivalents, net, at beginning of period	176,646	232,651
Cash and cash equivalents at end of period	81,837	66,361
Bank overdrafts at end of period	(12)	—
Cash and cash equivalents, net, at end of period	81,825	66,361

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim condensed statement of changes in consolidated equity for the six months ended June 30, 2013 and 2014

€ thousands (before appropriation of profit)	Number of shares	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation	Actuarial gains and losses	Available- for-sale financial assets	Equity holders of Cnova	Non- controlling interests	Total consolidated equity
As of December 31, 2012	411,455,569	20,573	689,069	(122,889)	(24,461)	(224)	31	562,100	21,891	583,991
Other comprehensive loss for the period	—	—	—	—	(32,732)	(135)	0	(32,867)	(1,401)	(34,268)
Net loss for the period	—	—	—	(31,958)	—	—	—	(31,958)	(653)	(32,611)
Consolidated comprehensive income for the period	—	—	—	(31,958)	(32,732)	(135)	0	(64,826)	(2,053)	(66,879)
Share-based payments	—	—	—	199	—	—	—	199	4	204
Other movements (i)	—	—	—	1,365	—	—	—	1,365	515	1,880

As of June 30, 2013	411,455,569	20,573	689,069	(153,283)	(57,193)	(359)	30	498,840	20,358	519,197

As of December 31, 2013	411,455,569	20,573	689,069	(141,994)	(112,188)	(359)	(12)	455,089	18,072	473,161
Other comprehensive income for the period	—	—	—	—	35,779	—	—	35,779	1,491	37,270
Net profit for the period	—	—	—	(39,473)	—	—	—	(39,473)	(472)	(39,945)
Consolidated comprehensive income for the period	—	—	—	(39,473)	35,779	0	0	(3,694)	1,020	(2,674)
Share-based payments	—	—	—	49	—	—	—	49	—	49
Initial public offering expenses (note 9)	—	—	—	(5,700)	—	—	—	(5,700)	—	(5,700)
Monshowroom Put option (note 9)	—	—	—	4,666	—	—	—	4,666	—	4,666
Other transaction between Cnova and NCI (note 3)	—	—	—	71	—	—	—	71	(537)	(466)
Other movements (i)	—	—	—	10,715	—	—	—	10,715	470	11,185

As of June 30, 2014 (ii)	411,455,569	20,573	689,069	(171,666)	(76,408)	(359)	(12)	461,196	19,025	480,222

(i)
"Other movements" are mainly related to general and administrative expenses, mainly consisting of headquarters and management costs that benefit the eCommerce entities, assumed by Casino on behalf of Cnova (June 2013: €2,479 thousands before tax, June 2014: €3,052 thousands before tax). As of June 2014, the reported amount includes the equity impact of the reimbursement by Casino of bonuses paid to Cdiscount managers in April 2014 (refer to note 7).

(ii)
On July 24, 2014, the contribution of a non-controlling 21% interest in Cdiscount Colombia resulted in the issuance of 659,383 ordinary shares of Cnova resulting in the total 412,114,952 ordinary shares issued and outstanding at the time the unaudited interim condensed consolidated financial statements were authorized for issue (See "Description of reporting entity and basis of preparation of Cnova consolidated financial statements").

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On June 4, 2014, the boards of directors of Casino, Guichard-Perrachon S.A. ("Casino"), a public company in France, Companhia Brasileira de Distribuiçao ("CBD"), a controlled subsidiary of Casino and a public company in Brazil and in the United States, Via Varejo S.A. ("Via Varejo"), a controlled subsidiary of CBD and a public company in Brazil, Almacenes Éxito S.A. ("Éxito"), a controlled subsidiary of Casino and a public company in Colombia have agreed the financial and legal conditions of the transfer of their respective eCommerce business, mainly operated by Cdiscount S.A. ("Cdiscount") in France, by Nova Pontocom Comércio Eletrônico S.A. ("Nova Pontocom") in Brazil under a newly incorporated Dutch holding company, Cnova N.V. ("Cnova"), and to list Cnova on a United States stock market, while retaining control of Cnova.

        As a preliminary step to this reorganization under common control (the "Reorganization"), CBD and Via Varejo, as controlling shareholders of Nova Pontocom, have agreed to effect a contribution in kind of substantially all of Nova Pontocom's assets and liabilities related to its Brazilian eCommerce businesses to CNova Comércio Eletrônico S.A., a new wholly owned Brazilian subsidiary ("Nova OpCo") while retaining certain assets and liabilities in Nova Pontocom (following such contribution, "Nova HoldCo"). The financial terms of this reorganization of Nova Pontocom (the "Nova Pontocom Reorganization") were outlined in a memorandum prepared by CBD which has been approved by the board of directors of Casino on June 4, 2014 as a supplement to the global term sheet. The global term sheet was approved by the boards of directors of CBD and Via Varejo on June 4, 2014. The Nova Pontocom Reorganization was completed on July 21, 2014.

        The transactions completed to date to implement the Reorganization are as follows:

  •
  On July 24, 2014, Casino brought its 99.8% ownership in Cdiscount Group S.A.S. (formerly Casino Entreprise, S.A.S.) ("Cdiscount Group"), an intermediate holding company which main owned subsidiaries are Cdiscount (eCommerce entity in France acquired in 2000), E-Trend, S.A.S. (eCommerce ready-wear fashion business acquired in 2012 and 2013, hereafter "Monshowroom") and Cdiscount International B.V. (a subholding created to gather eCommerce investments made in 2014 in Colombia, Thailand and Vietnam), to Cnova in exchange for a 46.34% ownership and voting interest in Cnova;

  •
  On July 21, 2014, Nova Pontocom effected a contribution in kind of substantially all of Nova Pontocom's assets and liabilities related to its Brazilian eCommerce businesses to a new wholly owned Brazilian subsidiary, Nova OpCo, while retaining certain assets and liabilities in Nova Pontocom, then renamed Nova HoldCo along the financial terms outlined in the Nova Pontocom Reorganization. In turn, on July 24, 2014, Nova HoldCo, has contributed through intermediate wholly owned Dutch and Luxembourg entities all shares in Nova OpCo to Cnova in exchange for a 53.50% ownership and voting interest in Cnova; and

  •
  On July 24, 2014, a 21% ownership in Cdiscount Colombia (eCommerce operations in Colombia started in 2014) was contributed by Éxito to Cnova in exchange for a 0.16% ownership and voting interest in Cnova.

        The consolidated financial statements of Cnova as of and for the six months ended June 30, 2014 have been prepared to reflect retrospectively the eCommerce operations of Casino, CBD and Via Varejo as a consequence of the completion of the Reorganization described above.

        Given that the control of Nova Pontocom was obtained by Casino on July 2, 2012 and Cnova was a newly formed limited liability company without any activity prior to the Reorganization, Cdiscount Group and Nova Pontocom from the date the control of Nova Pontocom was obtained are deemed the

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

predecessor of Cnova and the reporting entity for purpose of filing the consolidated financial statements of Cnova.

        As described above, as part of the Nova Pontocom Reorganization prior to the contribution of Nova OpCo to Cnova, Nova HoldCo is to retain certain assets and liabilities of Nova Pontocom.

        These assets and liabilities mainly consisted of the intercompany financing provided by CBD to Nova Pontocom, certain tax assets resulting from income tax loss carry forward and PIS/COFINS receivables and certain contingencies and related judicial cash deposits required under Brazilian law that Nova HoldCo is to assume, subject, with respect to such contingencies and related judicial cash deposits to an indemnification agreement under which Nova OpCo shall reimburse Nova HoldCo for payments of such contingencies.

        Such assets and liabilities were retained by Nova HoldCo based on their carrying values in the financial statements of Nova Pontocom as of July 21, 2014 for €(15.1) million as follows:

As of July 21, 2014	Brazilian R$ thousands	€ thousands
Judicial deposits	8,451	2,812
PIS/COFINS receivables—current	21,614	7,192
Other current assets	18,435	6,135

Current assets	48,500	16,139

PIS/COFINS receivables—non current	265,639	88,396
Other assets	4,396	1,463
Deferred tax asset related to income tax NOL	53,127	17,679
Deferred tax asset related to temporary differences	23,838	7,933

Non current assets	347,000	115,470

Total assets	395,500	131,610

Intercompany financing provided by CBD to Nova Pontocom	(319,870)	(106,442)
Accruals	(38,590)	(12,842)
Provisions	(4,147)	(1,380)
Indemnification assets related to accruals	4,147	1,380
Other current liabilities	(82,370)	(27,410)

Current liabilities	(440,830)	(146,694)

Total liabilities	(440,830)	(146,694)

Net impact retained by Nova HoldCo	(45,330)	(15,084)

        In the consolidated financial statements of Cnova, the Nova Pontocom Reorganization will be reflected as an equity transaction on July 21, 2014 for the above amount of net assets, i.e. a contribution received by Nova OpCo from Nova HoldCo on the date such reorganization is legally completed. Therefore, the interim condensed consolidated financial statements as of June 30, 2014 do not reflect this distribution which is reported as a subsequent event.

Note 1 Basis of preparation and changes to Cnova accounting policies

        The interim condensed consolidated financial statements of Cnova and its subsidiaries for the six months ended June 30, 2014 were authorized for issue by the board of directors of Cnova on August 7, 2014.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Basis of preparation and changes to Cnova accounting policies (Continued)

        Cnova consists of leading global eCommerce operations with headquarters in the Netherlands. Operations are conducted essentially in Brazil and France, with recently launched operations in Colombia, Thailand, Vietnam, Ivory Coast and Ecuador in 2014.

        The interim condensed consolidated financial statements for the six months ended June 30, 2014 have been prepared in accordance with IAS 34 Interim Financial Reporting.

        The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with Cnova's consolidated financial statements as of and for the years ended December 31, 2011, 2012 and 2013.

New standards, interpretations and amendments adopted by Cnova

        The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of Cnova's annual consolidated financial statements as of and for the year ended December 31, 2013, except for the adoption of new standards and interpretations effective as of January 1, 2014.

        Cnova early applied IFRIC 21 Levies in its consolidated financial statements as of and for the years ended December 31, 2011, 2012 and 2013.

        As required by IAS 34, the nature and the effect of these changes are disclosed below. Several other new standards and amendments apply for the first time in 2014. However, they do not impact the annual consolidated financial statements of Cnova or the interim condensed consolidated financial statements of Cnova.

        The nature and the impact of each new standard or amendment are described below:

Offsetting Financial Assets and Financial Liabilities—Amendments to IAS 32

        These amendments clarify the meaning of "currently has a legally enforceable right to set-off" and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These amendments have no impact on Cnova.

Novation of Derivatives and Continuation of Hedge Accounting—Amendments to IAS 39

        These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments have no impact on Cnova as Cnova has not novated its derivatives during the current or prior periods.

Recoverable Amount Disclosures for Non-Financial Assets—Amendments to IAS 36

        These amendments remove the unintended consequences of IFRS 13 Fair Value Measurement on the disclosures required under IAS 36 Impairment of Assets. In addition, these amendments require disclosure of the recoverable amounts for the assets or cash-generating units (CGUs) for which an impairment loss has been recognized or reversed during the period. Cnova early adopted these disclosure requirements in the annual consolidated financial statements for the year ended December 31, 2013.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Basis of preparation and changes to Cnova accounting policies (Continued)

        Cnova has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Note 2 Earnings per share

        Following the completion of the Reorganization, the earnings per share disclosed in the condensed interim financial statements is computed based on the number of the Cnova shares resulting from the retrospective accounting of the Reorganization.

        The weighted average number of ordinary shares before dilution was 411,455,569 at June 30, 2013 and 2014 and the net profit attributable amounted to €(31,958) thousand and €(39,473) thousand at June 30, 2013 and 2014, respectively.

        No dilutive or potentially dilutive instruments have been issued or granted by Cnova to date and the equity warrants of Cdiscount Group held by Casino as of June 30, 2014 were subsequently cancelled.

Note 3 Business combinations and equity transactions

        No business combinations occurred during the six months ended June 30, 2014.

Monshowroom

        During the six months ended June 30, 2014, Cnova finalized the purchase accounting of Monshowroom. No significant changes have been made to the fair value of the identifiable assets and liabilities of Monshowroom.

        In 2014, the minority shareholders entered into discussions with Cdiscount Group to unwind before maturity the put option that the minority shareholders were originally granted by Cdiscount Group in 2012. On May 15, 2014, an agreement was reached under which Cnova increased its ownership interest in E-trend (trademark "Monshowroom") to 100% for €6.0 million.

        As a consequence, the put option that was recorded in financial debt as of December 31, 2013 for an amount of €10.5 million has been reversed against the €2.4 million paid in cash to the minority shareholders on reaching the agreement, plus €3.4 million additional cash payment due in December 2014 to an escrow account and a €0.3 million remaining amount due in December 2014. Since Cdiscount Group previously controlled Monshowroom, the related €4.4 million impact is recorded in equity and was subsequently increased by reversing an outstanding €0.3 million liability for dividends attached to the shares acquired from the minority shareholders.

        The agreement also provides a contingent liability payable in November 2014 in an amount that cannot be in excess of €0.9 million. As of June 30, 2014, this contingent payment had no reasonably measurable fair value and is considered as a contingent liability.

Other equity transactions

        For the six months ended June 30, 2014, Cnova increased its ownership in Cdiscount Group by 0.22% resulting in a €0.8 million cash out and a €0.1 million positive impact Cnova equity.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 Business combinations and equity transactions (Continued)

        Nova Pontocom increased its capital resulting from the exercise of stock options in the subsidiary (representing 0.04% of the capital). This resulted in a €0.4 million cash in and a €0.4 million positive impact on non controlling interests.

Note 4 Seasonality of interim operations

        Cnova does not earn revenues and incur expenses evenly throughout the year, with a traditional peak demand around the end of the year. Additionally, the France segment historically experiences higher sales volume during January and July, the two seasonal sales periods in the country, and the Brazil segment historically experiences higher sales volume during January, May and August, during which time early year sales and local holidays are celebrated.

Note 5 Operating segments

Key indicators by operating segment

€ thousands	June 30, 2013	June 30, 2014
Net sales	1,295,856	1,533,261
Cdiscount	620,504	686,165
Nova Pontocom	675,352	847,096
Segment operating profit (loss) before Restructuring, Litigation, Initial public offering expenses, Gain (loss) from disposal of non-current assets and Impairment of assets (i)	(9,699)	1,334
Cdiscount	(13,445)	(13,883)
Nova Pontocom	3,746	15,216

(i)
Includes depreciation and amortization of €10.2 million for Cdiscount and €3.3 million for Nova Pontocom in 2014 (2013: €7.9 million for Cdiscount and €4.0 million for Nova Pontocom).

Geographical information

Net sales	1,295,856	1,533,261
France	620,504	686,165
Brazil	675,352	847,096

        Considering the nature of the business, there is no major customer to report. Revenues by group of similar products or services are not available from the accounting system and the cost to develop this information would be excessive.

€ thousands	December 31, 2013	June 30, 2014
Non-current assets	780,454	865,404
France	167,071	167,709
Brazil	613,383	694,596
The Netherlands	—	3,100

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5 Operating segments (Continued)

Reconciliation to consolidated financial statements	June 30, 2013	June 30, 2014
Segment operating profit (loss) before Restructuring, Litigation, Initial public offering expenses, Gain (loss) from disposal of non-current assets and Impairment of assets	(9,699)	1,334
Restructuring	—	(8,876)
Litigation	(1,838)	(410)
Initial public offering expenses	—	(4,800)
Gain (loss) from sale of non-current assets	908	(23)
Impairment of assets	—	—
Operating loss	(10,629)	(12,776)
Finance income	1,866	3,238
Finance costs	(28,320)	(35,539)
Loss before tax	(37,083)	(45,077)
Income tax gain (expense)	4,739	6,550
Share of losses of associates	(267)	(1,418)
Net loss	(32,611)	(39,945)

Note 6 Operating profit before Restructuring, Litigation, Initial public offering expenses, Gain (loss) from disposal of non-current assets and Impairment of assets

Net sales

€ thousands	June 30, 2013	June 30, 2014
Product sales	1,260,917	1,483,749
Marketplace sales (commissions)	8,313	16,970
Other revenues	26,626	32,542

Net sales	1,295,856	1,533,261

Cost of sales

€ thousands
Purchases and shipping costs	(1,148,726)	(1,307,615)
Change in inventories	38,755	(22,718)

Cost of sales	(1,109,972)	(1,330,332)

Expenses by nature and function

€ thousands	Fulfillment	Marketing	Technology and content	General and administrative	June 30, 2013
Employee benefits expense	(14,541)	(4,639)	(16,838)	(8,486)	(44,505)
Other expenses	(80,445)	(33,509)	(11,649)	(13,560)	(139,163)
Depreciation and amortization expense	(2,268)	(1,981)	(7,369)	(297)	(11,916)
Total as of June 30, 2013	(97,256)	(40,129)	(35,856)	(22,342)	(195,584)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6 Operating profit before Restructuring, Litigation, Initial public offering expenses, Gain (loss) from disposal of non-current assets and Impairment of assets (Continued)

€ thousands	Fulfillment	Marketing	Technology and content	General and administrative	June 30, 2014
Employee benefits expense	(17,836)	(4,055)	(18,367)	(10,817)	(51,075)
Other expenses	(83,017)	(25,753)	(12,387)	(15,878)	(137,035)
Depreciation and amortization expense	(3,034)	(1,971)	(8,283)	(197)	(13,485)
Total as of June 30, 2014	(103,887)	(31,779)	(39,037)	(26,892)	(201,596)

        The following table presents the breakdown of other fulfillment costs, other marketing costs and other tech and content costs:

€ thousands	June 30, 2013	June 30,2014
Operation of fulfillment centers	(38,480)	(47,769)
Payment processing	(22,218)	(22,635)
Customer service centers	(7,608)	(7,066)
Other fulfillment costs	(12,139)	(5,547)

Fulfillment costs	(80,445)	(83,017)
Online and offline marketing costs	(30,659)	(24,511)
Other marketing costs	(2,850)	(1,241)

Marketing costs	(33,509)	(25,753)
Technology infrastructure	(11,414)	(11,729)
Other technology and content costs	(235)	(658)

Technology and content costs	(11,649)	(12,387)

Note 7 Restructuring

        As of June 30, 2014, restructuring expenses mainly consist of costs related to Cdiscount change of headquarters (€0.8 million) and bonuses for an amount of €7.4 million including social charges (€4.8 million with respect to Cdiscount employees and €2.6 million with respect to Casino employees including social charges).

        These bonuses were granted to certain Casino (working for Cdiscount) and Cdiscount managers when Casino purchased in April 2014 for €10.2 million the equity warrants owned by these managers.

        Casino will reimburse in the second half of the year the bonuses paid by Cdiscount (€4.8 million) and this reimbursement by Casino will be recorded as a contribution in equity.

Note 8 Litigation

        In 2013, the main risk relates to a litigation following a breach of contract with a supplier (€1.8 million). A suit is in progress and the outcome is expected within a year.

Note 9 Initial public offering expenses

        As of June 30, 2014, the initial public offering ("IPO") expenses incurred amounted to €12.4 million.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9 Initial public offering expenses (Continued)

        The incremental expenses directly attributable to the offering of new shares of Cnova in the planned IPO of Cnova were recorded through equity for an amount of €7.6 million before tax (€5.7 million after tax). They consist mainly of legal, financial, accounting and printing fees associated with drafting and filing the registration statement of Cnova.

        The other incremental costs incurred were expensed for an amount of €4.8 million before tax as they relate mainly to the reorganization, governance, management and audit of Cnova.

Note 10 Financial income and expense

€ thousands	June 30, 2013	June 30, 2014
Revenue from cash and cash equivalents	999	1,607
Exchange gain	24	5
Gain related to financial discounts obtained from suppliers	593	905
Other financial income	250	721

Total finance income	1,866	3,238
Interest expense on borrowings	(2,684)	(4,033)
Costs related to sales of receivables	(20,726)	(26,281)
Other financial expense	(4,910)	(5,225)

Total finance expense	(28,320)	(35,539)

        Interest expense related to CBD loan (included in caption "Interest expense on borrowings") was €1,501 thousand as of June 30, 2013 and €3,696 thousand as of June 30, 2014.

        Interest on current accounts with Casino (included in caption "Interest expenses on borrowings") was €135 thousand as of June 30, 2013 and €191 thousand as of June 30, 2014.

Note 11 Taxes

Income tax expense

        Analysis of income tax expense:

	June 30, 2013	June 30, 2014
Current taxes	(78)	(214)
Other taxes on income (i)	(505)	(604)
Deferred taxes	5,322	7,368

Total income tax profit recognized in the income statement	4,739	6,550

(i)
Include CVAE which is a French tax expense based on the value added. CVAE is considered to meet the definition of a tax on income as defined in IAS 12.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11 Taxes (Continued)

Reconciliation of theoretical and actual tax expense:

	June 30, 2013	June 30, 2014
Loss before tax and share of profits of associates	(37,083)	(45,077)
Income tax at the standard French tax rate (34.43%)	12,767	15,520
Effect of tax rates in foreign entities	(70)	(523)
Tax losses used by Casino as part of Casino's tax consolidation	(7,852)	—
Unrecognized deferred tax assets arising from tax loss of the period	—	(8,347)
Non-deductible expenses	(424)	(585)
CVAE net of income tax	(331)	(314)
Tax credits	85	115
Non-taxation of CICE (i)	142	239
Other	423	444

Actual income tax credit	4,739	6,550

(i)
Competitiveness and employment tax credit (CICE) is a tax credit recognized by reducing employee expenses.

        Deferred tax assets related to tax losses recognized on the period are related to Cnova and Nova Pontocom. Those from Nova Pontocom have been recorded in accordance with Nova HoldCo's perspectives of use, as they will be retained by Nova HoldCo as part of the Nova Pontocom Reorganization described in the note "Description of reporting entity and basis of preparation of Cnova."

Note 12 Share of profits (losses) of associates

€ thousands	June 30, 2013	June 30, 2014
Monshowroom	(267)	—
Cdiscount Colombia	—	(968)
C-Distribution Asia	—	(450)
Share of losses of associates	(267)	(1,418)

        Since Cnova is to be transferred the control of Cdiscount Colombia and C-Distribution Asia from entities controlled by Casino, Cnova has recorded its share of losses in these two equity method investments which mainly arise from inception and starting costs. As a result, Cnova's interests were negative and a provision has been recognized for €68 thousand to cover the obligations arising from the Reorganization providing Cnova with control over those two joint ventures during the second half of 2014.

        On July 24, 2014, Cnova took control of Cdiscount Colombia as 21% of its share capital was contributed by Éxito to Cnova (refer to note "Description of reporting entity and basis of preparation of Cnova consolidated financial statements"). A purchase of 30% ownership in C-Distribution Asia, allowing Cnova to obtain control of the entity, is planned by August 31, 2014.

        On June 4, 2014, Cnova announced the creation of an entity between Cdiscount Afrique and Bolloré Africa Logistics. The first operational site was opened in Ivory Coast.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 Goodwill

        As of June 30, 2014, there was no indication that there could exist any potential impairment for goodwill and intangible assets with indefinite lives.

Note 14 Related party transactions

Related party transactions with parent companies

        The following transactions were carried out with related parties (which are composed of Casino and its controlled subsidiaries):

	December 31, 2013		June 30, 2014
€ thousands	Transactions	Balances	Transactions	Balances
Loans due from Parent Companies	(1,326)	67,484	(61,434)	6,050
Receivables	(841)	2,943	6,394	9,337
Loan due to Parent Companies	63,572	99,504	64,043	163,547
Payables	(11,136)	53,774	(2,776)	50,998
Expense	92,241	—	51,789	—
Income	7,135	—	8,130	—

Other related party transactions

        During the period ended June 30, 2013, the amount of discounted receivables with continuing involvement by Cdiscount (France) amounted to €121,512 thousand (sold to Banque du Groupe Casino, a related party of Cnova) done in March and May 2013. The associated net cost was €4,450 thousand.

        There was no sale of receivables during the period ended June 30, 2014.

        To date the following agreements with related parties were entered into since January 1, 2014:

Apple Corporate Guaranty

        On April 29, 2014, CBD, Nova Pontocom, Via Varejo and Apple Computer Brasil Ltda., or Apple Brasil, entered into a Corporate Guaranty Agreement by which CBD absolutely and unconditionally guaranteed Nova Pontocom's and Via Varejo's obligations under certain agreements entered into with Apple Brasil governing the purchase and sale of goods and credit services provided by Apple Brasil to Nova Pontocom and Via Varejo, as well as any similar future agreements to be entered into between Apple Brasil and Nova Pontocom and/or Via Varejo. The guaranteed amount, in the case of the obligations of Nova Pontocom, was R$80 million. Although Cnova does not currently compensate CBD in exchange for the provision of these guarantees, Cnova may begin to pay a guarantee fee on market terms to CBD in respect of our guaranteed obligations following the completion of this offering.

Cdiscount EMC Commercial Partnership Agreement

        On May 14, 2014, EMC Distribution S.A.S., or EMC, the central purchasing entity for the Casino Group, and Cdiscount S.A. entered into a commercial partnership agreement. Under this agreement, both parties undertake to implement buying synergies to increase the volume of everyday consumer goods ordered from certain suppliers. Each party also agrees to act on behalf of the other to negotiate the terms and conditions of certain frameworks agreements with suppliers.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 Related party transactions (Continued)

        This agreement is effective until June 1, 2024, and is automatically renewable for another five-year period unless terminated with a 18-month prior notice. In case of breach, the non-breaching party may terminate the agreement by serving a 30-day prior written notice (unless breach is cured during the period). In addition, the agreement may be terminated upon the occurrence of a change of control or a bankruptcy of the other party. The parties have mutually agreed to waive any rights to compensation for the services provided under the agreement.

Cdiscount Finlandek Trademark License Agreement

        Pursuant to a licensing agreement dated May 16, 2014, Casino has granted a non-exclusive license to Cdiscount for the use of the Finlandek trademark in order to manufacture, distribute, trade, promote and sell certain products in France. The license has been granted for free until March 1, 2016, and thereafter the parties undertake to negotiate in good faith the amount of royalties to be paid by Cdiscount to Casino.

        The agreement terminates on February 29, 2024, and is automatically renewable for successive 10-year periods unless terminated by either party with written notice sent two years prior to expiration of the initial period.

        The agreement will automatically terminate if Cdiscount is no longer part of the Casino Group. In case of termination, other than resulting from the fault of Cdiscount, Cdiscount will be entitled to distribute its remaining Finlandek inventory for 12 months.

DCF Commercial Partnership Agreements

        On May 19, 2014, Cdiscount and Distribution Casino France SAS, or DCF, entered into two supply agreements, whereby DCF sells to Cdiscount Casino Group private label products and products from other suppliers and Cdiscount sells to DCF Cdiscount private label products and products from other suppliers.

        Neither party has a purchase volume obligation under the agreements. Furthermore, the parties agree that services relating to product withdrawals and recalls may be invoiced to the party providing the products and that such party may have to reimburse the value of any product so recalled or withdrawn.

        The parties are not entitled to assign their rights and advantages under the agreements without the prior written consent of the other party.

        The agreements terminate on June 1, 2024, and are automatically renewable for successive 10-year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period. In case of a breach, the non-breaching party may terminate the applicable agreement by serving a 30-day prior written notice (unless the breach is cured during the period). In addition, the agreements may be terminated upon the occurrence of a change of control or a bankruptcy of the other party.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 Related party transactions (Continued)

EMC Distribution Supply Agreement

        On May 19, 2014, Cdiscount and EMC entered into a supply agreement, whereby EMC sells to Cdiscount imported Casino Group private label products and imported products from other suppliers. Cdiscount has no purchase volume obligation under the agreement.

        Neither party is entitled to assign its rights and advantages under the agreement without the prior written consent of the other party. The agreement terminates on June 1, 2024, and is automatically renewable for successive 10-year periods unless terminated by either party with written notice sent 18 months prior to expiration of the initial period. In case of breach, the non-breaching party may terminate the agreement by serving a 30-day prior written notice (unless the breach is cured during the period). In addition, the agreement may be terminated upon the occurrence of a change of control or a bankruptcy of the other party.

Management Support and Strategic Advisory Agreement

        On June 4, 2014, Cnova entered into a management support and strategic advisory agreement with certain companies of the Casino Group pursuant to which the relevant Casino Group companies agree to provide certain management support services, including general management, planning, financial and treasury planning and control, human resources, institutional promotion, legal and tax and public relations, as well as strategic advisory services. In consideration for these support and advisory services, Cnova has agreed to pay fees based on an estimated amount of €5.1 million for full year 2014, on a pro-rata basis from the date of the Reorganization through the end of the year. The fees will be assessed on a cost plus basis, to be invoiced biannually.

        The estimated fees under the agreement are to be revised annually. To the extent that the relevant Casino Group companies incur costs or expenses either below or in excess of the estimated fee paid during the year, the relevant Casino Group companies will issue to us an additional invoice or credit note.

        The management support and strategic advisory agreement is entered into for an indefinite term and may only be terminated upon mutual consent, or by any party with 90-day prior written notice. Additionally, in the event of a material breach, the non-breaching party may terminate the agreement with 15- day prior written notice to the breaching party (unless the breach is cured during this period). The agreement may also immediately terminate in the case of liquidation or bankruptcy of any of the parties.

Cdiscount Polca Holding Cash Pooling Agreement

        On July 1, 2014, Cnova entered into a Current Account Agreement with Polca Holding, a member of the Casino Group and the centralizing entity of a cash pool implemented among certain members of the Casino Group. On July 21, 2014, Cdiscount acceded to the Current Account Agreement with Polca Holding. Certain of Cnova's other European subsidiaries, including Cdiscount Group and Cdiscount International, will also accede to the Current Account Agreement with Polca Holding. The current accounts are designed to record the cash flows between the parties on a daily basis, with all recorded claims netted off on a continuous basis, resulting in a single account balance.

        Interest accrues on a daily basis (but does not compound). Interest is calculated on a monthly basis at a rate equal to the monthly average of the EONIA per annum plus a margin of 0.25% if the

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 Related party transactions (Continued)

cash balance is in favor of Polca Holding and a margin of 0.25% if the cash balance is in favor of Cnova and its European subsidiaries. Accrued interest is due and payable on the last date of each calendar month.

Indemnification Agreement

        On July 21, 2014, Nova OpCo entered into an indemnification agreement with Nova Pontocom. Pursuant to which, Nova OpCo agreed to indemnify, reimburse and hold Nova Pontocom harmless from damages, losses, expenses and costs arising from acts, facts, omissions, activities, events and legal proceedings related to the operating assets and liabilities contributed to Nova OpCo in the Nova Pontocom Reorganization. The agreement expressly excludes certain liabilities. Nova OpCo's obligation to indemnify Nova Pontocom will terminate upon expiration of the statute of limitation.

Note 15 Subsequent events

        With respect to the completion of the Nova Pontocom Reorganization, refer to note "Description of reporting entity."

Report of Independent Auditors

To Management

Nova Pontocom Comércio Eletrônico S.A

        We have audited the accompanying consolidated financial statements of Nova Pontocom Comércio Eletrônico S.A. and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards—IFRS as issued by International Accounting Standards Board—IASB; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nova Pontocom Comércio Eletrônico S.A. and subsidiaries at December 31, 2011 and 2012, and the consolidated results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards—IFRS as issued by International Accounting Standards Board—IASB.

/s/ ERNST & YOUNG
Auditores Independentes S.S.
Drayton Teixeira de Melo

São Paulo—SP, Brazil
June 3rd, 2014.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

for the years ended December 31, 2011 and 2012

Brazilian R$ thousands	Notes	2011	2012
Net sales	3	3,194,182	3,426,665
Cost of sales	3	(2,692,892)	(2,905,694)
Fulfillment	3	(199,284)	(250,499)
Marketing	3	(49,718)	(61,588)
Technology and content	3	(45,618)	(69,956)
General and administrative	3	(35,699)	(37,637)

Operating profit before gain (losses) from disposal of non-current assets		170,971	101,291
(Loss) from disposal of non-current assets		(1,519)	(152)

Operating profit		169,452	101,139
Financial income	4	1,871	10,524
Financial expense	4	(132,219)	(113,578)

Profit (loss) before tax		39,104	(1,915)
Income tax expense		(12,226)	(1,328)

Net profit (loss) for the year		26,878	(3,243)
attributable to owners of Cnova		26,878	(3,243)
attributable to non-controlling interests		—	—

The accompanying notes are an integral part of these consolidated financial statements.
All amounts arising from continuing operations.

 Consolidated statements of comprehensive income

for the years ended December 31, 2011 and 2012

Brazilian R$ thousands	2011	2012
Net profit (loss) for the year	26,878	(3,243)
Other comprehensive income for the year, net of tax

Total comprehensive income for the year, net of tax	26,878	(3,243)

Attributable to owners of Cnova	26,878	(3,243)
Attributable to non-controlling interests	—	—

The accompanying notes are an integral part of these consolidated financial statements.

 Consolidated balance sheets

As of December 31, 2011 and 2012

Brazilian R$ thousands	Notes	2011	2012
ASSETS
Cash and cash equivalents	6	133,205	210,831
Trade receivables	7	119,600	192,028
Inventories	8	413,573	389,778
Current tax assets	9	86,165	52,750
Other current assets		19,370	8,618

Total current assets		771,913	854,005

Other non-current assets
Deferred tax assets	5	18,633	34,866
Non-current tax assets	9	120,362	176,900
Property and equipment	10	61,127	63,183
Intangible assets	11	37,268	66,867

Total non-current assets		237,390	341,816

TOTAL ASSETS		1,009,303	1,195,821

EQUITY AND LIABILITIES	Notes	2011	2012
Trade payables		797,142	837,395
Current financial debt	16	617	105,475
Payroll and social security charges		10,545	14,869
Related parties	19	607	1,069
Orders to be invoiced		6,730	39,243
Current taxes liabilities		46,583	19,727
Other current liabilities		55,762	76,360

Total current liabilities		917,986	1,094,138

Related parties	19	11,654	24,310
Non-current financial debt	16	121	13
Other non-current liabilities		1,553	1,553

Total non-current liabilities		13,328	25,876

Owners' equity	13	49,188	49,188
Reserves and retained earnings		28,799	26,619

Equity attributable to owners of Cnova		77,987	75,807

TOTAL EQUITY AND LIABILITIES		1,009,303	1,195,821

The accompanying notes are an integral part of these consolidated financial statements.

 Consolidated statements of cash flows

for the years ended December 31, 2011 and 2012

Brazilian R$ thousands	2011	2012
Net profit (loss) for the year	26,878	(3,243)
Depreciation and amortization	7,064	10,739
Expenses on share-based payment plans	2,469	1,120
Losses on disposal of non-current assets	1,519	152
Finance costs, net	119,463	96,777
Current and deferred tax expenses	12,226	1,328
Income tax paid	(9,267)	(16,605)
Change in operating working capital (see note 2)	89,458	21,914

Net cash from operating activities	222,932	115,425
Acquisitions of property and equipment and intangible assets	(52,986)	(42,528)
Net cash used by investing activities	(52,986)	(42,528)
Proceeds from issuance of borrowings	66,036	271,798
Repayments of borrowings	(65,466)	(172,519)
Interest paid, net	(119,463)	(91,307)

Net cash from/(used) by financing activities	(118,893)	7,972

Change in cash and cash equivalents	(77,931)	(77,626)

Cash and cash equivalents at beginning of year	55,274	133,205
Cash and cash equivalents at end of year	133,205	210,831

The accompanying notes are an integral part of these consolidated financial statements.

 Consolidated statements of changes in equity

for the years ended December 31, 2011 and 2012

Brazilian R$ thousands (before appropriation of profit)	Capital	Granted Options	Capital Reserve	Retained earnings/ Accumulated losses	Total equity
At December 31, 2010	49,188	17,570	6,286	(24,403)	48,641
Profit for the year	—	—	—	26,878	26,878

Consolidated comprehensive income for the year	—	—	—	26,878	26,878

Legal reserve	—	—	121	(121)	—
Share-based payments	—	2,468	—	—	2,468

At December 31, 2011	49,188	20,038	6,407	2,354	77,987
Loss for the year	—	—	—	(3,243)	(3,243)

Consolidated comprehensive income for the year	—	—	—	(3,243)	(3,243)

Transfer of reserves	—	—	(946)	946	—
Share-based payments	—	1,120	—	—	1,120
Other movements	—	—	—	(57)	(57)

At December 31, 2012	49,188	21,158	5,461	—	75,807

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Description of reporting entity and business

        Nova Pontocom Comércio Eletrônico S.A. ("Nova Pontocom"), formerly called Ponto Frio.com Comércio Eletrônico S.A., with main offices in the city of São Paulo, State of São Paulo, is a privately-held corporation. Nova Pontocom is a subsidiary of Companhia Brasileira de Distribuição ("CBD"). As of December 31, 2012, Nova Pontocom was controlled by Via Varejo S.A. ("Via Varejo") formerly referred to as Globex Utilidades S.A., and indirectly controlled by CBD. CBD is controlled by Casino, Guichard-Perrachon S.A.

        Nova Pontocom is engaged in online retail and wholesale of goods and products in general through the www.pontofrio.com.br, www.extra.com.br, www.casasbahia.com.br, www.barateiro.com.br web sites and the telemarketing channel; imports of goods for resale; provision of promotion and development services and several other products and services dedicated to the consumer in general.

Note 1 Significant accounting policies

1.1 Accounting standards

        The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

        The financial statements have been prepared on the historical cost basis except for certain financial instruments measured at their fair value.

        The consolidated financial statements are presented in Brazilian reais, which is the functional and reporting currency of Nova Pontocom and its subsidiaries.

        The figures in the tables have been rounded to the nearest thousand reais and include individually rounded data. Consequently, the totals and sub-totals may not correspond exactly to the sum of the reported amounts.

        The consolidated financial statements for the year ended December 31, 2012 were approved by the Board of Directors at May 29, 2014.

1.1.1 Standards and interpretations published but not yet mandatory

        The following is a list of published IASB financial reporting standards, amendments and interpretations that are only mandatory with effect from January 1, 2014 and that Nova Pontocom has not adopted early:

  •
  Amendments to IFRS 10, IFRS 12 and IAS 27 "Investment Entities" (issued October 2012); and

  •
  Amendments to IAS 39 "Novation of Derivatives and Continuation of Hedge Accounting" (issued June 2013).

        The following is a list of published IASB financial reporting standards, amendments and interpretations that are only mandatory with effect from July 1, 2014 and that Nova Pontocom has not yet adopted:

  •
  Amendments to IAS 19 "Defined Benefit Plans: Employee Contributions" (issued November 2013);

  •
  Annual Improvements to IFRSs (2010-2012) (issued December 2013); and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

  •
  Annual Improvements to IFRSs (2011-2013) (issued December 2013).

        The following is a list of published IASB financial reporting standards, amendments and interpretations that do not yet have a mandatory effective date and that Nova Pontocom has not yet adopted:

  •
  IFRS 9 "Financial Instruments" (issued October 2010);

  •
  Amendments to IFRS 9 and IFRS 7 "Mandatory Effective Date and Transition Disclosures" (issued December 2011); and

  •
  IFRS 9 "Financial Instruments: Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39" (issued November 2013).

        Nova Pontocom has not early adopted any of these new standards, amendments or interpretations and is currently analysing the potential impacts.

1.2 Basis of preparation and presentation

1.2.1 Use of judgments and estimates

        The preparation of Nova Pontocom's consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Judgments

        In the process of applying Nova Pontocom's accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

  •
  Operating lease commitments—Nova Pontocom as lessee;

    Nova Pontocom has entered into commercial property leases on its warehouses. Nova Pontocom has determined, based on an assessment of the terms and conditions of the arrangements, such as the lease term not constituting a substantial portion of the economic life of the commercial property, that it retains all the significant risks and rewards of ownership of these properties and so accounts for the contracts as operating leases.

Estimates and assumptions

        The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. Nova Pontocom based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of Nova Pontocom. Such changes are reflected in the assumptions when they occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

  •
  Impairment of non financial assets

    Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The method used by Nova Pontocom to perform its impairment tests is described in notes 10 and 11.

  •
  Deferred tax assets

    Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. Nova Pontocom had no tax losses carried forward in 2012 and 2011.

  •
  Tax credits (PIS, COFINS and ICMS)

    In Brazil, Nova Pontocom collects taxes, which in certain circumstances, will be recovered. In order to record the appropriate asset, Management analyzed the possibilities to realize its tax credit in its normal operation, based on a technical feasibility study on the future realization of the taxes, considering the expected future off-set of debits arising from the operations.

  •
  Provision for legal claims

    Nova Pontocom is part to several judicial and administrative proceedings (see note 15). Provisions for legal claims are recognized for all cases where Nova Pontocom consider that it is probable that outflows of resources will be required to settle the claim. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as the legal counsel's opinion.

  •
  Website development costs

    Development costs are capitalized in accordance with the accounting policy described in note 1.3.8. Initial capitalization of costs is based on management's judgment that technological and economical feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits.

  •
  Share based payments

    Nova Pontocom measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 14.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

  •
  Fair value of Financial Instruments

    When the fair value of financial assets and liabilities presented in the balance sheet can not be obtained in an active market, it is determined utilizing evaluation estimation, including the discounted cash flow method. The data for this method is based on market practices, when possible, therefore, when it is not possible, a level of judgment is required to determine the fair value. Judgment includes consideration regarding utilized data, as for example, liquidity risk, credit risk and volatility. Changes in assumptions over these assumptions could impact the fair value of the presented financial instruments.

1.3 Significant accounting policies

1.3.1 Basis of combination and consolidation methods

        The consolidated financial statements include the accounts of all subsidiaries in which entities in Nova Pontocom have a controlling financial interest.

Subsidiaries

        Control is achieved when Nova Pontocom is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries included in the consolidation over which Nova Pontocom has 100% interest are E-Hub Consultoria Participações and Comércio S.A. and Nova Experiência Pontocom S.A., which was consolidated starting on December 30, 2011, when it was established to operate in the eCommerce travel market.

        Specifically, Nova Pontocom controls an investee if and only if Nova Pontocom has:

  •
  Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

  •
  Exposure, or rights, to variable returns from its involvement with the investee, and

  •
  The ability to use its power over the investee to affect its returns

        When Nova Pontocom has less than a majority of the voting or similar rights of an investee, Nova Pontocom considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

  •
  The contractual arrangement with the other vote holders of the investee

  •
  Rights arising from other contractual arrangements

  •
  Nova Pontocom's voting rights and potential voting rights

        Nova Pontocom re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when Nova Pontocom obtains control over the subsidiary and ceases when Nova Pontocom loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date Nova Pontocom gains control until the date Nova Pontocom ceases to control the subsidiary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

1.3.2 Closing date

        All consolidated companies have a December 31 year-end.

1.3.3 Financial assets

        Definitions

        Financial assets are classified into four categories according to their type and intended holding period, as follows:

  •
  held-to-maturity investments;

  •
  financial assets at fair value through profit or loss;

  •
  loans and receivables;

  •
  available-for-sale financial assets.

        Financial assets are classified as current if they are due in less than one year and non-current if they are due in more than one year.

        Assets (except for deferred income and social contribution taxes) that are expected to be realized in or are intended for sale or consumption within twelve months as of the end of the reporting periods are classified as current assets. Liabilities (except for deferred income and social contribution taxes) that are expected to be settled within twelve months as of the end of the reporting periods are classified as current. All deferred tax assets and liabilities (including deferred taxes) are classified as "noncurrent."

        All deferred tax assets and liabilities are classified as non-current assets or liabilities, net by consolidated entity.

Recognition and measurement of financial assets

        With the exception of financial assets at fair value through profit or loss, all financial assets are initially recognized at cost, corresponding to the fair value of the consideration paid plus transaction costs.

Held-to-maturity investments

        Nova Pontocom did not have any held-to-maturity investments during the years ended December 31, 2011 and 2012.

Financial assets at fair value through profit or loss

        Financial assets at fair value through profit or loss are financial assets classified as held for trading, i.e. assets that are acquired principally for the purpose of selling them in the near term. They are measured at fair value and gains and losses arising from remeasurement at fair value are recognized in the income statement. Some assets may be designated at inception as financial assets at fair value through profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

Loans and receivables

        Loans and receivables are financial assets issued or acquired by Nova Pontocom in exchange for cash, goods or services that are paid, delivered or rendered to a debtor. They are measured at amortized cost using the effective interest method. Long-term loans and receivables that are not interest-bearing or that bear interest at a below-market rate are discounted when the amounts involved are material. Any impairment losses are recognized in the income statement.

        Trade receivables are recognized and measured at the original invoice amount net of any accumulated impairment losses. They are derecognized when all the related risks and rewards are transferred to a third party.

Available-for-sale financial assets

        They are measured at fair value. Gains and losses arising from remeasurement at fair value are accounted for in other comprehensive income (OCI) until the asset is derecognized. In these cases, gains and losses that were previously recognized in OCI are transferred to profit or loss.

        When the available-for-sale asset is an equity instrument, the impairment is permanent. Impairment losses on equity instruments are irreversible and any subsequent increases in fair value are recognized directly in OCI.

        Impairment losses on debt instruments are reversed through the income statement in the event of a subsequent increase in fair value, provided that the amount reversed does not exceed the impairment losses previously recognized in the income statement.

Cash and cash equivalents

        Cash and cash equivalents consist of cash on hand and short-term investments.

        To be classified as a cash equivalent, investment securities must fulfil four criteria:

  •
  short-term investments;

  •
  highly liquid investments;

  •
  readily convertible to known amounts of cash; and

  •
  subject to an insignificant risk of changes in value.

Derecognition

        Financial assets are derecognized in the following two cases:

  •
  the contractual rights to the cash flows from the financial asset expire; or,

  •
  the contractual rights are transferred and the transfer qualifies for derecognition,

  •
  when substantially all the risks and rewards of ownership of the financial asset are transferred, the asset is derecognized in full;

  •
  when substantially all the risks and rewards of ownership are retained by Nova Pontocom, the financial asset continues to be recognized in the balance sheet for its total amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

1.3.4 Fair value of financial instruments

        Fair value measurements are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

        The fair value hierarchy has the following levels:

  •
  quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

  •
  inputs other than quoted prices included within Level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and

  •
  inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

        The fair value of financial instruments traded in an active market is the quoted price on the balance sheet date. A market is considered as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry company, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. These instruments are classified as Level 1.

        The fair value of financial instruments which are not quoted in an active market (such as over-the-counter derivatives) is determined using valuation techniques. These techniques use observable market data wherever possible and make little use of Nova Pontocom's own estimates. If all the inputs required to calculate fair value are observable, the instrument is classified as Level 2.

        If one or more significant inputs are not based on observable market data, the instrument is classified as Level 3.

1.3.5 Inventories

        Inventories, consisting of products available for sale, are measured at the lower of cost and the probable net realisable value, determined by the weighted average method.

        The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing inventories to their present location and condition. Accordingly, logistics costs are included in the carrying amount and supplier discounts and rebates recognized in "Cost of sales" are deducted.

        Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. It requires judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category.

1.3.6 Property and equipment

        Property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

        All other items of property and equipment are depreciated on a straight-line basis over their estimated useful lives without taking into account any residual value. The main useful lives are as follows:

Asset category	Depreciation period (years)
Leasehold improvements	24
Technology equipment	2 to 10
Facilities	10 to 24
Furniture and fixtures	3 to 12
Machinery and equipment	2 to 36
Vehicles	5

        An item of property and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an asset is determined as the difference between the net sale proceeds, if any, and the carrying amount of the asset. It is recognized in profit or loss when the asset is derecognized under "Gain (Loss) from disposal of non-current assets."

        Residual values, useful lives and amortisation methods are reviewed at each year-end and revised prospectively if necessary.

1.3.7 Leases

        Leases that transfer substantially all the risks and rewards of ownership to the lessee are classified as finance leases. They are recognized in the consolidated balance sheet at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the minimum lease payments.

        Finance leased assets are accounted for as if they had been acquired through debt. They are recognized as assets (according to their nature) with a corresponding amount recognized in financial liabilities.

        Leased assets are depreciated over their expected useful life in the same way as other assets in the same category, or over the lease term if shorter, unless the lease contains a purchase option and it is reasonably certain that the option will be exercised.

        Finance lease obligations are discounted and recognized in the balance sheet as a financial liability.

        Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

1.3.8 Intangible assets

        Intangible items are recognized as intangible assets when they meet the following criteria:

  •
  the item is identifiable and separable;

  •
  Nova Pontocom has the capacity to control future economic benefits from the item; and

  •
  the item will generate future economic benefits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

Intangible assets

        Intangible assets consist mainly of purchased software and licenses, software developed for internal use.

        Intangible assets acquired separately by Nova Pontocom are measured at cost and those acquired in business combinations are measured at fair value.

        Intangible assets are amortized on a straight-line basis over their estimated useful lives.

        Development expenditures on internal use software and website development are recognized as an intangible asset when Nova Pontocom can demonstrate:

  •
  The technical feasibility of completing the intangible asset so that the asset will be available for use or sale

  •
  Its intention to complete and its ability to use or sell the asset

  •
  How the asset will generate future economic benefits

  •
  The availability of resources to complete the asset

  •
  The ability to measure reliably the expenditure during development

  •
  The ability to use the intangible asset generated

Amortisation

        Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit, generally between 3 to 10 years.

        An intangible asset is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an asset is determined as the difference between the net sale proceeds, if any, and the carrying amount of the asset. It is recognized in profit or loss when the asset is derecognized under "Gain (Loss) from disposal of non-current assets."

1.3.9 Impairment of non-current assets

        Intangible assets with an indefinite useful life are tested for impairment at least once a year as at December 31 and when circumstances indicate that the carrying value may be impaired. Other assets are tested whenever there is an indication that they may be impaired.

Cash Generating Units (CGUs)

        A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

        Nova Pontocom has defined cash-generating units as the whole of Nova Pontocom.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

Impairment indicators

        Apart from the external sources of data monitored by Nova Pontocom (economic environment, market value of the assets, etc.), operational performance is used as an impairment indicator.

Recoverable amount

        The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. It is generally determined separately for each asset. When this is not possible, the recoverable amount of the group of CGUs to which the asset belongs is used.

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

        Value in use is the present value of the future cash flows expected to be derived from continuing use of an asset plus a terminal value. It is determined internally or by external experts on the basis of:

  •
  cash flow projections contained in business plans or budgets covering no more than five years. Cash flows beyond the projection period are estimated by applying a constant or decreasing growth rate; and

  •
  the terminal value determined by applying a perpetual growth rate to the final cash flow projection.

        The cash flows and terminal value are discounted at long-term after-tax market rates reflecting market estimates of the time value of money and the specific risks associated with the asset.

        An impairment loss is recognized when the carrying amount of an asset or the CGU to which it belongs is greater than its recoverable amount. Impairment losses are recorded as an expense under "Impairment of assets."

        As of December 31, 2011 and 2012, there were no intangible assets with indefinite useful life.

1.3.10 Equity

Share-based payment

        Management and selected employees of Nova Pontocom receive options to purchase or subscribe for shares and share grants.

        The benefit granted under stock option plans, measured at fair value when granted, constitutes additional compensation. The fair value of the options at the grant date is recognized in employee benefits expense over the option vesting period. The fair value of options is determined using the Black & Scholes option pricing model, based on the plan attributes, market data (including the market price of the underlying shares, share price volatility and the risk-free interest rate) at the grant date and assumptions concerning the probability of grantees remaining with Nova Pontocom until the options vest.

        The fair value of share grants is also determined on the basis of the plan attributes, market data at the grant date and assumptions concerning the probability of grantees remaining with Nova Pontocom until the shares vest. If there are no vesting conditions attached to the share grant plan, the expense is recognized in full when the plan is set up. Otherwise the expense is deferred over the vesting period as and when the vesting conditions are met.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

Dividend distribution

        When applicable, dividend distribution to Nova Pontocom's shareholders is recognized as a liability at the year-end, based on the minimum mandatory dividends established by the Bylaws. Exceeding amounts are only recorded at the date on which said additional dividends are approved by Nova Pontocom's shareholders.

1.3.11 Financial liabilities

        Definitions

        Financial liabilities are classified into two categories as follows:

  •
  borrowings recognized at amortized cost; and

  •
  financial liabilities at fair value through profit or loss.

        Financial liabilities are classified as current if they are due in less than one year and non-current if they are due in more than one year.

Recognition and measurement of financial liabilities

        Financial liabilities are measured according to their category.

Financial liabilities recognized at amortized cost

        Borrowings and other financial debt are usually recognized at amortized cost using the effective interest rate method. These liabilities may be hedged.

        Debt issue costs and issue and redemption premiums are included in the cost of borrowings and financial debt. They are added or deducted from borrowings, and are amortized using the effective interest rate method.

Financial liabilities at fair value through profit or loss

        These are financial liabilities intended to be held on a short-term basis for trading purposes. They are measured at fair value and gains and losses arising from remeasurement at fair value are recognized in the income statement. Currently, Nova Pontocom has no liabilities on such conditions.

1.3.12 Other provisions

        A provision is recorded when Nova Pontocom has a present obligation (legal or constructive) as a result of a past event, the amount of the obligation can be reliably estimated and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are discounted when the related adjustment is material.

        Contingent liabilities correspond to possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within Nova Pontocom's control, or present obligations whose settlement is not expected to require an outflow of resources embodying economic benefits. Contingent liabilities are not recognized in the balance sheet, but are disclosed in the notes to the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

1.3.13 Classification of assets and liabilities as current and non-current

        Assets that are expected to be realised in, or are intended for sale or consumption in, Nova Pontocom's normal operating cycle or within twelve months after the balance sheet date are classified as current assets, together with assets that are held primarily for the purpose of being traded and cash and cash equivalents. All other assets are classified as "non-current." Liabilities that are expected to be settled within twelve months after the balance sheet date are classified as current.

        All deferred tax assets and liabilities are classified as non-current assets or liabilities.

1.3.14 Revenue

        Net sales include revenue from product sales (either Business to consumer direct sales or Business to Business transactions) and other revenues. Those revenues are recognized to the extent that it is probable that the economic benefits will flow to Nova Pontocom and the revenue can be reliably measured, regardless of when the payment is being made. Revenues are measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty.

        The specific recognition criteria described below must also be met before revenue is recognized.

Product sales (Business to consumer direct sales or Business to Business transactions)

        Revenues from the product sales (either Business to Consumer or Business to Business transactions) and related shipping fees, net of promotional discounts, rebates, and return allowances, are recognized when the significant risks and rewards of ownership of the products have passed to the buyer, usually on delivery of the products.

        Nova Pontocom estimates a provision for return based on observed historic percentage and existing commercial law.

        Revenues by group of similar products or services are not available from our accounting system and the cost to develop this information would be excessive.

Other revenues

        Other revenues mainly consist of certain services rendered to third parties. Those services are recognized once the service is rendered.

1.3.15 Cost of sales

        Cost of sales consist of costs related to our direct sales business, including purchase price of consumer products sold to customers from our direct sales, inbound shipping charges to our fulfillment centers and outbound shipping charges from our fulfillment centers or directly to end customers, packaging supplies, gains related to discounts we obtain from our suppliers and costs for lost, stolen or damaged goods we receive. Shipping charges to receive products from our suppliers are included in our inventory and recognized as cost of sales upon sale of products to our customers.

        Supplier contribution to common marketing campaign are measured based on contracts signed with suppliers. They are considered as a reduction of the prices paid for the products and, therefore, recorded as a reduction of the cost of inventory.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

1.3.16 Fulfillment

        Fulfillment costs consist of costs we incur in operating and staffing our fulfillment centers and customer service centers, payment processing, after sales costs and extended warranties. The costs related to operating our fulfillment centers include wharehousing costs and preparation costs, which include picking, packaging and preparing customer orders, and payroll and related expenses. Payment processing costs include credit card fees. After sales costs consist primarily of preparing and resending products that are returned to suppliers to be repaired. Extended warranties costs include costs to third parties who repair or replace products for which we have sold an extended warranty.

1.3.17 Marketing

        Marketing costs consist of online and offline advertising, such as display advertising and search engine optimization, fees paid to third party marketing services, and payroll and related expenses for personnel engaged in marketing.

1.3.18 Technology and content

        Technology and content expenses consist of technology infrastructure expenses and payroll and related expenses for employees involved in application, product, and platform development, category expansion, editorial content, purchasing (including expenses and payroll related to the overall purchasing activity), merchandising selection, systems support and digital initiatives.

        Technology and content costs are expenses as they are incurred and amortize development costs over time, including software used to upgrade and enhance our websites and applications supporting our business.

1.3.19 General and administrative

        General and administrative expenses consist of payroll and related expenses for management, including our management equity incentive plans, management fees paid to Nova Pontocom's parent companies for shared services, employees involved in general corporate functions, including accounting, finance, tax, legal, and human resources, costs associated with use by these functions of facilities and equipment, such as depreciation expense and rent, and general labor costs. Professional fees and litigation costs and other general corporate costs are also included as general and administrative costs.

1.3.20 Operating profit before gain (loss) from disposal of non-current assets

        Nova Pontocom considered relevant to the understanding of Nova Pontocom's financial performance to present on the face of the income statement a subtotal inside the income (loss) from operating activities.

        This subtotal, named "Income (loss) from operating activities before gain (loss) on disposal of non-current assets, excludes those elements that are difficult to predict due to their nature, frequency and/or materiality.

        Those elements can be divided in two categories:

  •
  elements that are both very infrequent and material, such as a major impairment of an asset, a disposal of investments orthesettlement of litigation having a material impact; and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

  •
  elements that are by nature unpredictable in their amount and/or in their frequency, if they are material. Nova Pontocom considers that materiality must be assessed not only by comparing the amount concerned with the income (loss) from operating activities of the period, but also in terms of changes in the item from one period to another.

        "Operating profit" includes gross profit, fulfillement costs, marketing expenses and technology and contentand capital gains (losses) from the disposal of intangible assets and property and equipment, and all other operating expenses or income regardless of their predictive value in terms of nature, frequency and/or materiality.

1.3.21 Financial income and expense

        Finance income and expenses correspond to:

  •
  All income and expenses generated by net debt during the period. Net debt corresponds to financial debt less cash and cash equivalents.

  •
  Gains and losses arising from remeasurement at fair value of financial assets other than cash and cash equivalents.

  •
  Gains and losses on disposal of financial assets other than cash and cash equivalents.

  •
  Exchange gains and losses on items other than components of net debt.

1.3.22 Taxation

Current income tax expense

        Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities.

        Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

        Income taxes comprise Corporate Income Tax ("IRPJ") and Social Contribution on Net Income ("CSLL"), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force: 15% on taxable income plus a 10% surtax on annual taxable income exceeding R$240 for IRPJ, and 9% for CSLL.

Deferred income tax expense

        Deferred taxes are recognized according to the balance sheet. They are calculated by the liability method, which consists of adjusting deferred taxes recognized in prior periods for the effect of any enacted changes in the income tax rate.

        Deferred tax assets correspond to future tax benefits arising from deductible temporary differences, tax loss carryforwards and certain consolidation adjustments that are expected to be recoverable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

        Deferred tax liabilities are recognized in full for:

  •
  taxable temporary differences, except where the deferred tax liability results from recognition of a non-deductible impairment loss on goodwill or from initial recognition of an asset or liability in a transaction which is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or the tax loss; and

  •
  taxable temporary differences related to investments in subsidiaries, except when Nova Pontocom controls the timing of the reversal of the difference and it is probable that it will not reverse in the foreseeable future.

Other taxes

        Revenue from sales and services is subject to taxation by State Value-Added Tax ("ICMS") and Services Tax ("ISS"), as well as to Social Contribution Tax on Gross Revenue for the Social Integration Program ("PIS") and Social Contribution Tax on Gross Revenue for Social Security Financing ("COFINS"), according to the tax rates currently in force and are presented as a deduction from sales in the income statement of the year.

        Noncumulative ICMS, PIS and COFINS recoverable amounts are deducted from the cost of goods sold.

        Recoverable taxes or prepaid taxes are stated in current and noncurrent assets, according their expected realization.

Sales taxes

        Revenue, expenses and assets are recognized net of sales tax, except:

  •
  Where the sales tax incurred on the purchase of assets or services is not recoverable from the tax authority, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable; and

    The amounts receivable and payable stated with net sales tax recoverable or payable to the tax authority are recognized as part of the amounts receivable or payable in the balance sheets.

1.4 Reclassifications

        On the preparation of the 2012 financial statements, Nova Pontocom elected to reclassify certain costs and expenses between previously used captions in order to reflect better industry practice and align its cost and expense classifications with industry benchmarks. For better comparability of the income statement in 2011, Nova Pontocom made the following reclassifications of costs and expenses

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies (Continued)

between its financial statements for the year ended December 31, 2011, and the amounts included as comparatives for these financial statements:

	2011 Previously Disclosed	Reclassified	Other Adjustments	2011 Reclassified
Income statement
Net sales	3,190,662	19,194	(15,674)	3,194,182
Cost of sales	(2,854,096)	146,822	14,382	(2,692,892)
Fulfillment	—	(199,284)	—	(199,284)
Marketing	—	(49,718)		(49,718)
Technology and content	—	(46,682)	1,064	(45,618)
General and administrative	(102,795)	67,940	(844)	(35,699)
Sales expenses	(21,284)	21,284	—	—
Depreciation and amortization	(8,128)	8,128	—	—
Other operational revenues (expenses)	17,287	(17,287)	—	—

Operating profit before Gain (Loss) from disposal of non-current assets	221,646	(49,603)	(1,072)	170,971

Gain (loss) from disposal of non-current assets	—	—	(1,518)	(1,518)

Operating profit	221,646	(49,603)	(2,590)	169,453

Financial income	1,870	—	—	1,870
Financial expense	(181,822)	49,603	—	(132,219)

Profit (loss) before tax	41,694	—	(2,590)	39,104

Income tax expense	(14,862)	—	2,636	(12,226)

Net (loss) profit	26,832	—	46	26,878

        Additionally, we have recorded some reclassifications between balance sheet accounts as at December 31, 2011, principally R$120,162 relating to PIS and COFINS recoverable amounts which have been reclassified from current assets to non current assets.

Note 2 Supplemental cash flow disclosure

Change in operating working capital

Brazilian R$ thousands	2011	2012
(Increase) Decrease in Inventories	(89,048)	19,681
Increase (Decrease) in Trade payables	357,459	62,355
(Increase) Decrease in Trade receivables	(54,055)	(72,428)
(Increase) Decrease in Other non-goods accounts	(124,898)	12,306

Change in operating working capital	89,458	21,914

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 Operating profit before gain/(loss) from disposal of non-current assets

Revenue

Brazilian R$ thousands	2011	2012
Product sales	2,755,358	2,973,478
Business to Business transactions	395,307	409,813
Other revenues	43,517	43,374

Net sales	3,194,182	3,426,665

Cost of sales

Brazilian R$ thousands	2011	2012
Purchases and shipping costs	(2,790,786)	(2,882,422)
Change in inventories	97.894	(23,272)

Cost of sales	(2,692,892)	(2,905,694)

Expenses by nature and function

Brazilian R$ thousands	2011	2012
Employee benefits	(17,809)	(21,102)
Operation of fulfillment centers	(83,998)	(109,861)
Payment processing	(50,203)	(54,707)
Customer service centers	(24,025)	(30,383)
Depreciation and amortization	(5,381)	(7,886)
Other fulfillment costs	(17,868)	(26,560)

Fulfillment	(199,284)	(250,499)

Brazilian R$ thousands	2011	2012
Employee benefits expense	(6,365)	(8,881)
Online and offline marketing costs	(41,477)	(46,031)
Other marketing costs	(1,876)	(6,676)

Marketing	(49,718)	(61,588)

Brazilian R$ thousands	2011	2012
Employee benefits	(31,093)	(40,654)
Technology infrastructure	(12,489)	(24,996)
Depreciation and amortization	(2,036)	(1,789)
Other technology and content costs	—	(2,517)

Technology and content	(45,618)	(69,956)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 Operating profit before gain/(loss) from disposal of non-current assets (Continued)

Brazilian R$ thousands	2011	2012
Employee benefits expense	(19,390)	(17,465)
Corporate expenses general	(16,309)	(20,172)

General and administrative	(35,699)	(37,637)

Operating lease expense

        Operating lease expenses amounted to R$28,930 at December 31, 2011 and R$42,756 at December 31, 2012.

        The amount of future operating lease payments and minimum lease payments under non-cancellable sub-leases are disclosed in note 18.

Note 4 Financial income and expense

Brazilian R$ thousands	2011	2012
Sale of credit card receivables	(118,681)	(86,670)
Interest expenses related to financial debt	(749)	(11,529)
Interest charges due to late payments (suppliers and taxes)	(10,121)	(9,725)
Other financial expenses	(2,668)	(5,654)

Total financial expense	(132,219)	(113,578)
Income related to short-term investments	(16)	3,049
Discounts received	930	3,631
Interest income	929	2,465
Other financial income	28	1,379

Total financial income	1,871	10,524

Total finance income and expense, net	(130,348)	(103,054)

Note 5 Taxes

Income tax expense

Analysis of income tax expense

Brazilian R$ thousands	2011	2012
Current taxes	(15,513)	(17,561)
Deferred taxes	3,287	16,233

Total income tax expense recognised in the income statement	(12,226)	(1,328)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5 Taxes (Continued)

Reconciliation of theoretical and actual tax expense

Brazilian R$ thousands	2011	2012
Profit (losses) before tax	39,104	(1,915)
Income tax at the nominal rate of 34%	(13,295)	651
Share-based payments	815	381
Non deductible provisions	—	(1,755)
Other permanent differences (non deductible)	254	(605)

Actual income tax expense	(12,226)	(1,328)

Effective tax rate paid by Nova Pontocom	(31.3)%	69.3%

Breakdown of deferred tax assets by source

Brazilian R$ thousands	2011	2012
Allowance for doubtful accounts	4,908	6,689
Provision for inventory losses and other provisions	6,798	12,034
Freight refund provisions	4,106	8,259
Marketing provisions	2,057	3,295
Provision for profit sharing	—	4,589
Other	764	—

Deferred tax assets	18,633	34,866

        Deferred income and social contribution taxes were recorded based on management's expectation as to the generation of taxable income in the next years allowing the full realization of these amounts, as follows:

Fiscal Year	Amount
2013	3,554
2014	25,289
2015	6,023

34,866

Note 6 Cash and cash equivalent

Breakdown

Brazilian R$ thousands	2011	2012
Short-term investments(i)	124,675	206,506
Cash on hand and bank accounts	8,530	4,325

Cash and cash equivalents	133,205	210,831

(i)
Short-term investments refer to highly liquid Bank Certificate of Deposits—CDB yielding an average rate of 101.2% of the Interbank Certificates of Deposit—CDI (101.3% of the CDI in 2011), which may be redeemed from the issuer at any time with no significant loss in value. These financial investments, as of December 31, 2012, are made in prime Brazilian banks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6 Cash and cash equivalent (Continued)

Derecognition of financial assets

        Nova Pontocom has set up receivables sale program with its banks. These programs generally meet the conditions for derecognition of financial assets under IAS 39, the principles of which are set out in note 1.3.3 of accounting principles. Nova Pontocom considers that there is no risk of sold receivables being cancelled by credit notes or being set off against liabilities. The receivables sold under the programs mainly concern services invoiced by Nova Pontocom under contracts with suppliers that reflect the volume of business done with the suppliers concerned. The other risks and rewards associated with the receivables have been transferred to the banks. Consequently, as substantially all the risks and rewards have been transferred at the balance sheet date, the receivables are derecognized.

        During 2011, the amount of sold receivables with no continuing involvement by Nova Pontocom amounted to R$2,638,800. The associated net cost was R$118,681. Sales generally take place throughout the year.

        At December 31, 2011, Nova Pontocom's cash did not include sold receivables with continuing involvement.

        During 2012, the amount of sold receivables with no continuing involvement by Nova Pontocom amounted to R$2,844,000. The associated net cost was R$86,670. Sales generally takes place throughout the year.

        At December 31, 2012, Nova Pontocom's cash did not include sold receivables with continuing involvement.

Note 7 Trade receivables

Breakdown

Brazilian R$ thousands	2011	2012
Credit card companies	59,100	89,164
Accounts receivable legal entities	79,573	121,408
Adjustment to present value	(5,161)	(1,676)
Accumulated impairment losses on trade receivables	(13,912)	(16,868)

Trade receivables	119,600	192,028

Credit card companies

        Credit card sales are receivable from the credit card management companies in Brazil. Credit card payments related to the sale of home appliances are receivable in installments of up to 24 months. Such receivables are sold to banks or credit card companies in order to obtain working capital.

Accounts receivable legal entities

        Receivables related to sales to legal entities (B2B) in installments up to six (6) months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7 Trade receivables (Continued)

Adjustment to present value

        Credit sales with the same cash value were carried to their present value on the transaction date, in view of their terms, adopting the monthly average rate of receivables antecipation with credit card companies. In fiscal years 2011 and 2012, these rates ranged from 0.75% to 1.17% per month.

Accumulated impairment losses on trade receivables

Brazilian R$ thousands	2011	2012
Accumulated impairment losses on trade receivables
At January 1	(11,349)	(13,912)
Charge	(16,219)	(21,215)
Reversal	13,511	18,136
Write-off	145	123

At December 31	(13,912)	(16,868)

        The criteria for recognizing impairment losses are set out in note 17 on counterparty risk.

Note 8 Inventories

Brazilian R$ thousands	2011	2012
Products in warehouses	417,476	389,637
Storage costs	11,999	12,452
Impairment of products held in inventory	(15,902)	(12,311)

Inventories	413,573	389,778

        The impairment of products held in inventory as of December 31, 2011 and 2012 refer mainly to the percentage of products that will not be sold with a positive margin.

Brazilian R$ thousands	2011	2012
Accumulated impairment of products held in inventory
At January 1	(7,056)	(15,902)
Provision accrued	(12,022)	(2,076)
Reversal of provision	3,176	5,667

At December 31	(15,902)	(12,311)

        No reversal of unused write-down was recorded in 2011 and 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9 Tax receivables

Brazilian R$ thousands	2011	2012
State value-added tax on sales and services—ICMS recoverable	81,075	47,370
Social Contribution Tax on Gross Revenue for the Social Integration Program and Social Contribution TaxGross Revenue for Social Security Financing—PIS/COFINS recoverable	4,500	478
Other recoverable taxes	590	4,902
Current	86,165	52,750
Taxes on sales
ICMS recoverable	—	26,187
PIS/COFINS recoverable	120,362	150,713
Non current	120,362	176,900

Total	206,527	229,650

Recoverable taxes will be realized as follows:

Brazilian R$ thousands	2012
Up to one year	52,750
2 years	36,000
3 years	51,000
4 years	51,000
> 5 years	38,900

Total	229,650

Note 10 Property and equipment

Analysis

	2011			2012
Brazilian R$ thousands	Gross	Depreciation and impairment	Net	Gross	Depreciation and impairment	Net
Leasehold improvements	1,961	(249)	1,712	2,231	(453)	1,778
Machinery and equipment	39,164	(2,244)	36,920	42,364	(6,629)	35,735
Technology equipment	10,572	(2,418)	8,154	12,122	(4,599)	7,523
Facilities	7,624	(566)	7,058	9,000	(1,410)	7,590
Furniture and fixtures	4,131	(576)	3,555	4,435	(1,000)	3,435
Vehicles	384	(72)	312	1,334	(171)	1,163
Construction in progress	3,416	—	3,416	5,867	—	5,867
Other	251	(251)	—	92	—	92

Property, plant and equipment	67,503	(6,376)	61,127	77,445	(14,262)	63,183

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10 Property and equipment (Continued)

Movements for the period

	Balance at 12.31.2010	Additions	Depreciation	Disposals	Balance at 12.31.2011
Leasehold improvements	1,118	898	(304)	—	1,712
Machinery and equipment	23,139	16,733	(2,952)	—	36,920
Technology equipment	4,073	5,319	(1,238)	—	8,154
Facilities	2,678	5,384	(401)	(603)	7,058
Furniture and fixtures	2,054	1,820	(319)	—	3,555
Vehicles	263	100	(30)	(21)	312
Construction in progress	1,270	3,380	—	(1,234)	3,416
Other	2,671	493	(1,638)	(1,526)

Total	37,266	34,127	(6,882)	(3,384)	61,127

	Balance at 12.31.2011	Additions	Depreciation	Disposals	Balance at 12.31.2012
Leasehold improvements	1,712	270	(204)	—	1,778
Machinery and equipment	36,920	3,358	(2,885)	(1,658)	35,735
IT equipment	8,154	1,311	(1,930)	(12)	7,523
Facilities	7,058	2,289	(845)	(912)	7,590
Furniture and fixtures	3,555	304	(424)	—	3,435
Vehicles	312	1,138	(98)	(189)	1,163
Construction in progress	3,416	2,460	—	(9)	5,867
Other		116		(24)	92

Total	61,127	11,246	(6,386)	(2,804)	63,183

        Property, plant and equipment were tested for impairment at December 31, 2012 using the method described in note 1.3.9 "Significant Accounting Policies" and no provision for impairment were required.

        Nova Pontocom reviewed the useful lives of its property, plant and equipment and intangible assets in fiscal year 2012 and concluded that no changes need to be made in this period.

Note 11 Intangible assets

Analysis

	2011			2012
Brazilian R$ thousands	Gross	Amortisation	Net	Gross	Amortisation	Net
Website development costs	20,622	—	20,622	22,082	—	22,082
Software and licenses	20,478	(3,832)	16,646	51,470	(6,685)	44,785

Intangible assets	41,100	(3,832)	37,268	73,552	(6,685)	66,867

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11 Intangible assets (Continued)

Movements for the period

Brazilian R$ thousands	Website development costs	Software and licenses	Total
At December 31, 2010	10,885	11,129	22,014

Acquisition	9,737	8,828	18,565
Disposals	—	(1,519)	(1,519)
Amortization for the period	—	(1,792)	(1,792)

At December 31, 2011	20,622	16,646	37,268

Acquisition	19,174	13,278	32,452
Disposals	—	—	—
Amortization for the period	—	(2,853)	(2,853)
Reclassifications	(17,714)	17,714	—

At December 31, 2012	22,082	44,785	66,867

At December 31, 2011 and 2012 no provision for losses were recorded for intangibles.

Note 12 Trade payables

Breakdown

Brazilian R$ thousands	2011	2012
Product suppliers	767,934	811,965
Others	29,208	25,430

Trade receivables	797,142	837,395

Note 13 Equity

(a) Capital

        Nova Pontocom is a subsidiary of Via Varejo and of CBD. Nova Pontocom's subscribed and paid-in capital stock as of December 31, 2012, represented by 60,692,838 nonpar, registered, common shares, is R$50,741 (R$50,741 as of December 31, 2011). Capital net of the treasury stock amounts is R$49,188.

(b) Treasury stock

        As of December 31, 2011 and 2012, Nova Pontocom held 276.145 shares, in the amount of R$1,553.

(c) Legal reserve

        It is recorded in accordance with Brazilian Corporate Law and Nova Pontocom's Bylaws, based on 5% of net income of each fiscal year, limited to 20% of the capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 Equity (Continued)

(d) Shareholders remuneration

        Nova Pontocom's Bylaws establishes the distribution of minimum mandatory dividends of 1% on adjusted net income after recognition of the Legal Reserve, recognition of Reserve for Contingencies and reversal of Reserve for Contingencies recorded in former years.

Note 14 Share-based payments

        Nova Pontocom has a common stock option plan aiming to: (i) drive the expansion and success in developing Nova Pontocom's corporate purposes, allowing high level managers and employees to purchase shares issued by Nova Pontocom, encouraging their integration with Nova Pontocom; (ii) attract high level managers and employees to provide services to Nova Pontocom, offering them the added advantage of becoming Nova Pontocom shareholders; (iii) align the personal interests of high level managers and employees, providing them, as a form of incentive and added advantage, the chance of becoming Nova Pontocom shareholders; and (iv) stimulate greater integration of these executives and employees with Nova Pontocom's objectives.

        Some executives are eligible to participate in the Plan, as determined by Nova Pontocom's Board of Directors (the "Beneficiaries"). According to the provisions of Article 171, § 3, of Law 6,404/76, there shall be no preemptive rights for granting or exercising the Plan's stock options. Shares resulting from the option exercise shall have the rights set forth in the Plan, in the respective Programs and Agreement, it being understood that the beneficiaries shall always be entitled to receive the dividends that might be distributed due to the subscription or acquisition, as the case may be. Once the Beneficiary exercises the option, the corresponding shares shall be issued through Nova Pontocom's capital increase.

        The Plan became effective after approval by Nova Pontocom's General Meeting and may be cancelled at any time by resolution of the Board of Directors.

        The option can be fully or partially exercised during its term and in the years established in the respective Program. The grant took place on November 8, 2010, as follows:

Potential Dilution of Options	Number of Shares	Strike Price
Tranche 1	141,381	R$	5.49
Tranche 2	20,197	R$	5.81
Tranche 3	20,197	R$	6.11
Tranche 4	20,197	R$	6.13
Tranche 5	20,197	R$	6.14
Tranche 6	20,197	R$	6.15
Tranche 7	20,198	R$	6.15
Tranche 8	20,198	R$	6.14
Number of shares at 12.31.2012 (2)	282,762
Total shares of Nova Pontocom (1)	60,692,838
Potential dilution=(2)/(1)	0.005%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 Share-based payments (Continued)

        The fair value of Tranches was calculated based on the Black & Scholes option valuation model considering the following assumptions:

Granting data
Restated expected volatility (i)	56.8%
Program duration (years)	50% down payment and 7.14% over 42 months
Risk-free rate	From 10.72% to 11.90%
Fair value of the option on the grant date (per option)	From R$32.86 to R$33.78

(i)
As Nova Pontocom was not a public company, expected volatility was estimated from volatility of a comparable listed competitor.

        The table below shows the amounts per lot of shares that would be recognized in Nova Pontocom's results, under operating expenses offset against an increase in shareholders' equity, plus the amounts that would be recognized in subsequent fiscal years.

        Expenses incurred and to be incurred by Nova Pontocom in the fiscal years ended December 31:

	2010	2011	2012	2013	2014	Total
Tranche 1	4,674	—	—	—	—	4,674
Tranche 2	222	443	—	—	—	665
Tranche 3	111	553	—	—	—	664
Tranche 4	74	445	148	—	—	667
Tranche 5	56	336	280	—	—	672
Tranche 6	45	270	270	90	—	675
Tranche 7	38	226	226	189	—	679
Tranche 8	32	195	195	195	65	682

	5,252	2,468	1,119	474	65	9,378

        The effects of share-based payments made to Nova Pontocom's executives are recognized in the line item "Granted options," in accordance with (IFRS 2).

Note 15 Provision for legal claims

        According to current legislation, Nova Pontocom's tax books are subject to a review by the tax authorities, retroactively, for variable periods of time, regarding the federal, state and municipal taxes and labor contributions.

        Contingencies that may result from possible inspections cannot be determined in a certain point in time; thus, Nova Pontocom does not record any provision for lawsuits. Nova Pontocom's management periodically assesses, together with its legal counsel, the risks involved.

        Any changes in the risk assessment related to tax and labor lawsuits may require the recording of a reserve for contingencies.

        The cases assessed by the legal counsel as probable losses were provisioned for by Nova Pontocom in the total amount of R$1,226 as of December 31, 2011 and R$2,508 as of December 31, 2012. The contingencies assessed as having a possible likelihood of loss were not provisioned for, totaling

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 Provision for legal claims (Continued)

R$9,544. These contingencies result from complaints from clients who are not satisfied with the goods received, the delivery date, among others.

        Nova Pontocom has no significant contingent liabilities as of December 31, 2012.

Note 16 Financial debt

	Interest rate	Maturity	12/31/2011	12/31/2012
Current
BancoSafra (I)	4.5% p.a.	Nov/14	—	15
Debentures (II)	105.35% CDI	Apr/13	—	105,460
CBD—Intercompany			617	—

Total Current			617	105,475

Noncurrent
Banco do Brasil (I)	4.5% p.a.	Nov/14	84	—
BancoSafra (I)	4.5% p.a.	Nov/14	37	13

Total Noncurrent			121	13

I.
Financing related to the purchase of equipment through a financial lease agreement (FINAME LEASING)

        Guarantees

        The guarantees of these financings are collateralized by the following assets: Retractable stacker for 1,700 kg, and the leased assets part of the lease agreement.

II.
Debentures

        On April 12, 2012, Nova Pontocom's Extraordinary General Meeting approved the 1st issuance of simple debentures in the amount of R$100,000, which shall be the purpose of a public offering on a restricted efforts placement basis, pursuant to Rule no. 476/2009 of the Brazilian Securities and Exchange Commission ("CVM").

        Funds raised through the issuance shall be used to reschedule Nova Pontocom's debt profile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16 Financial debt (Continued)

        The characteristics and conditions for issuance of the debenture are:

Description	1st Issuance
Issuer	Nova Pontocom Comércio Eletrônico S.A.
Issuance amount	R$100,000,000.00 (one hundred million Brazilian reais).
Allocation of funds	Rescheduling of debt profile.
Type	Unsecured.
Guarantees	Collateral from Companhia Brasileira de Distribuição.
Series	Single series.
Placement method	Limited offer, made on a firm commitment basis for placement of all Debentures.
Unit face value	R$1,000.00 (one thousand Brazilian reais).
Date of issuance	April 25, 2012.
Term	12 months.
Amortization method	Amortization of the whole amount on the maturity date.
Remuneration	Remuneration corresponding to 105.35% (one hundred and five and thirty-five hundredths per cent) of the accrued variation of the average daily interbank deposit (DI) rates, based on 252 business days.
Payment of remuneration	Remuneration shall be fully and solely paid on the Maturity Date.
Renegotiation	None.

Note 17 Fair value of financial instruments

Financial assets and liabilities by category of instrument

        Nova Pontocom's financial instruments are reported in compliance with IAS 39, IAS 32 and IFRS 7. The main financial instruments and their amounts recorded in the financial statements, by category, are the following:

	Consolidated
	Book value		Fair value
	12.31.2011	12.31.2012	12.31.2011	12.31.2012
Cash and cash equivalents	133,205	210,831	133,205	210,831
Trade accounts receivable	119,600	192,028	119,600	192,028
Related parties—net	(12,261)	(25,379)	(12,261)	(25,379)
Tradepayables	(797,142)	(837,395)	(797,142)	(837,395)

Net exposure	(556,598)	(459,915)	(556,598)	(459,915)

        The items above are all in category 1 in fair value hierarchy with no change since 2011.

        The main risks associated with Nova Pontocom's financial instruments are market risks (currency, interest rate and equity risk), counterparty risk and liquidity risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17 Fair value of financial instruments (Continued)

Market risk

        In the ordinary course of business, Nova Pontocom is exposed to market risks related to the fluctuation of interest rates and credit risks regarding its installment sales. Nova Pontocom reduces its risk exposure through the monitoring carried out by its executive officers, under supervision of the Board of Directors.

Interest rate risk

        Nova Pontocom's objective is to manage its exposure to the risk of interest rate changes and optimise its financing cost. Nova Pontocom's exposure to interest rate risk is mainly applicable to sale of credit card receivables transacttions, detailed in note 6.

        The main objective of Nova Pontocom's capital management is to ensure that Nova Pontocom sustains its credit rating and a well-defined equity ratio, so that to support businesses and maximize shareholder value. Nova Pontocom manages the capital structure and makes adjustments taking into account changes in the economic conditions.

        There were no changes as to objectives, policies or processes during the year ended December 31, 2012.

Exposure to currency risk

        Nova Pontocom is exposed to currency translation risk mainly related to foreign suppliers, in other words its balance sheet and income statement, and consequently its financial ratios, are sensitive to change in exchange rates

Counterparty risk

        Nova Pontocom is exposed to various aspects of counterparty risks in its operating activities, its short-term investment activities and its interest rate and currency hedging instruments. It monitors these risks regularly, using several objective indicators, and diversifies its exposure by dealing with the least risky counterparties (based mainly on their credit ratings and their reciprocal commitments with Nova Pontocom).

Counterparty risk related to trade receivables

        Nova Pontocom policy consists of checking the financial health of all customers applying for credit payment terms. Customer receivables are regularly monitored and Nova Pontocom's exposure to the risk of bad debts is not material.

        Trade receivables break down as follows by maturity:

		Receivables past due on balance sheet date
Brazilian R$ thousands	Receivables not yet due, not impaired	Receivables not more than one month past due	Receivables between one and three months past due	Receivables more than three months past due	Total	Impaired receivables	Total
2011	117,264	2,982	2,460	2,055	7,497	13,912	138,673
2012	162,187	12,924	4,490	14,103	31,517	16,868	210,572

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17 Fair value of financial instruments (Continued)

        Receivables past due but not impaired can vary substantially in length of time overdue depending on the type of customer, i.e. private companies, consumers or public authorities. Impairment policies are determined on an entity-by-entity basis according to customer type. As indicated above, Nova Pontocom believes that it has no material risk in terms of credit concentration.

Counterparty risk related to other assets

        Other assets, mainly comprising tax receivables, and repayment rights are neither past due nor impaired.

        Credit risk on other financial assets—mainly comprising cash and cash equivalents, available-for-sale financial assets and certain derivative financial instruments—corresponds to the risk of failure by the counterparty to fulfil its obligations. The maximum risk is equal to the instruments' carrying amount. Nova Pontocom's cash management policy consists of investing cash and cash equivalents with first-class counterparties and in first-class rated instruments.

Liquidity risk

        Nova Pontocom's liquidity policy is to ensure, as far as possible, that it always has sufficient liquid assets to settle its liabilities as they fall due, in either normal or impaired market conditions.

        The main methods used are:

  •
  diversifying sources of financing: public and private capital markets, banks (confirmed and non-confirmed facilities), commercial paper, discounting;

  •
  diversifying currencies of financing: euro or dollar;

  •
  maintaining a level of confirmed financing facilities significantly in excess of Nova Pontocom's liabilities at any time;

  •
  limiting the amount of annual repayments and proactive management of the repayment schedule;

  •
  managing the average maturity of financing facilities and, where appropriate, refinancing them before they fall due.

Equity risk

        Nova Pontocom did not hold any significant interests in listed companies other than its subsidiaries, which are non-public entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 Off-balance sheet commitments

Lease commitments

Operating leases where Nova Pontocom is lessee

        The present value of future minimum payments under non-cancellable operating leases breaks down as follows:

Operating leases on property where Nova Pontocom is lessee

	Future minimum lease payments
Brazilian R$ thousands	2011	2012
Due within one year	15,472	17,276
Due in one to five years	6,933	6,212

Total	22,405	23,488

        Nova Pontocom holds the right of surface use of the distribution centers (CD) located in the cities of Barueri, Cajamar, Guarulhos (SP) and Irajá (RJ) for the period of 120 months, renewable for equal and consecutive periods. According to this rental contract, Nova Pontocom shall pay the monthly amount of R$3,440, restated annually based on the General Market Price Index (IGP-M), in compliance with the contracts.

        The non-cancellable minimum operating lease payments refer to the period of contract in normal course of operation. Lease transactions refer substantially to the distribution centers, corporate headquarters and IT equipment.

Note 19 Related party transactions

Transactions with related parties

        Balances with related parties whose transactions complied with conditions agreed between the parties are stated as follows:

	2011		2012
	Via Varejo	CBD	Via Varejo	CBD
Assets
Other accounts receivable	93	—	—	600
Accounts receivable (i)	—	14,203	—	14,724
Current liabilities
Refund of expenses (ii)	(19)	—	(1,069)	—
Loans	—	617	—	—
Purchase of goods (iii)	—	65	—	—
Non current liabilities
Refund of expenses (ii)	—	(25,857)	—	(39,634)

(i)
Refers to accounts receivable against CBD.

(ii)
Refund of expenses arising from the use of infrastructure, mainly, of normal costs and expenses proportional to the respective use.

(iii)
Transaction related to purchase of goods in installments. Conditions for these transactions were agreed upon by the parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 19 Related party transactions (Continued)

Trademark use license agreement

        In 2009, Nova Pontocom and Via Varejo entered into a trademark use license agreement for the use of trademarks between Via Varejo and Nova Pontocom, with a term of 99 years non-remunerated for the whole period Via Varejo holds the ownership control of Nova Pontocom.

Key personnel compensation

	2011	2012
Management compensation	16,351	19,098
Social security charges	2,932	4,709

Total	19,283	23,807

        Nova Pontocom does not provide post-employment benefits, severance benefits, or other long-term benefits to Management or other employees.

Note 20 Subsequent events

1.
On October 17, 2013, CBD, Via Varejo and some shareholders of Nova Pontocom arranged the purchase and sale of shares issued by Nova Pontocom, through which CBD acquired shares owned by Via Varejo representing 6.20% of the capital stock and by minority shareholders corresponding to 1.96% of the capital stock. As a result of these transactions, Nova Pontocom's capital is broken down as follows: CBD owns 52.06% of the shares, Via Varejo owns 43.90%, and the remaining balance of 4.04% is owned by minority shareholders.

2.
As of April 30, 2013, Nova Pontocom settled the first issuance of debentures through the payment of R$107,838.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited interim consolidated income statements

for the six months ended June 30, 2011 and 2012

Brazilian R$ thousands	Notes	June 30, 2011	June 30, 2012
Net sales	3	1,447,925	1,585,198
Cost of sales	3	(1,233,870)	(1,360,161)
Fulfillment	3	(83,089)	(128,224)
Marketing	3	(26,814)	(26,404)
Technology and content	3	(21,042)	(29,714)
General and administrative	3	(17,698)	(19,064)

Operating profit before gain (losses) from disposal of non-current assets		65,412	21,631
Gain (Loss) from disposal of non-current assets		—	1,519

Operating profit		65,412	23,150
Financial income	4	289	3,044
Financial expense	4	(63,348)	(56,711)

Profit (loss) before tax		2,353	(30,517)
Income tax gain (expense)		3,673	8,960

Net profit (loss) for the period		6,026	(21,557)
attributable to owners of Nova Pontocom		6,026	(21,557)
attributable to non-controlling interests		—	—

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.
All amounts arising from continuing operations.

Unaudited interim consolidated statements of comprehensive income for the six months ended June 30, 2011 and 2012

Brazilian R$ thousands	June 30, 2011	June 30, 2012
Net income (loss) for the period	6,026	(21,557)
Other comprehensive income for the period, net of tax	—	—

Total comprehensive income for the period, net of tax	6,026	(21,557)

Attributable to owners of Nova Pontocom	6,026	(21,557)
Attributable to non-controlling interests	—	—

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Unaudited interim consolidated balance sheet

As of December 31, 2011 and June 30, 2012

Brazilian R$ thousands	Notes	December 31, 2011	June 30, 2012
ASSETS
Cash and cash equivalents	6	133,205	52,225
Trade receivables	7	119,600	101,602
Inventories	8	413,573	346,453
Current tax assets	9	86,165	51,742
Other current assets		19,370	6,727

Total current assets		771,913	558,749

Other non-current assets
Deferred tax assets	5	18,633	34,365
Non-current tax assets	9	120,362	163,041
Property and equipment	10	61,127	64,730
Intangible assets	11	37,268	51,059

Total non-current assets		237,390	313,195

TOTAL ASSETS		1,009,303	871,944

	Notes	December 31, 2011	June 30, 2012
EQUITY AND LIABILITIES
Trade payables		797,142	525,276
Current financial debt	16	617	100,110
Payroll and social security charges		10,545	14,173
Related parties	19	607	90,707
Orders to be invoiced		6,730	9,931
Current taxes liabilities		46,583	7,525
Other current liabilities		55,764	46,748

Total current liabilities		917,988	794,470

Related parties	19	11,654	19,111
Non-current financial debt	16	121	26
Other non-current liabilities		1,553	1,553

Total non-current liabilities		13,328	20,690

Owners' equity	13	49,188	49,188
Reserves and retained earnings		28,799	7,596

Equity attributable to owners of Nova Pontocom		77,987	56,784

TOTAL EQUITY AND LIABILITIES		1,009,303	871,944

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Unaudited interim consolidated statement of cash flows

for the six months ended June 30, 2011 and 2012

Brazilian R$ thousands	June 30, 2011	June 30, 2012
Net profit (loss) of the period	6,026	(21,557)
Depreciation and amortization	3,999	4,227
Expenses on share-based payment plans	1,233	1,235
Losses on disposal of non-current assets	—	(1,519)
Finance costs, net	57,042	47,548
Current and deferred tax expenses	(3,673)	(8,960)
Income tax paid	2	(13,900)
Change in operating working capital (see note 2)	(18,406)	(208,559)

Net cash from/(used by) operating activities	40,198	(179,928)
Acquisitions of property and equipment and intangible assets	(17,184)	(20,883)
Net cash used by investing activities	(17,184)	(20,883)
Proceeds from issuance of borrowings	—	262,406
Repayments of borrowings	(26)	(73,479)
Interest paid, net	(57,041)	(47,539)

Net cash from/(used) by financing activities	(57,067)	141,388

Change in cash and cash equivalents	(28,027)	(80,980)

Cash and cash equivalents at beginning of period	55,274	133,205
Cash and cash equivalents at end of the period	27,247	52,225

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Unaudited interim consolidated statement of changes in equity for the year ended December 31, 2011 and six-months ended June 30, 2012

Brazilian R$ thousands (before appropriation of profit)	Capital	Granted Options	Capital Reserve	Retained earnings/ Accumulated losses	Total equity
At December 31, 2010	49,188	17,570	6,286	(24,403)	48,641
Profit for the period	—	—	—	6,026	6,026

Consolidated comprehensive income for the period	—	—	—	6,026	6,026

Legal reserve	—	—	—	—	—
Share-based payments	—	1,235	—	—	1,235

At June 30, 2011	49,188	18,805	6,286	(18,377)	55,902
Profit for the period	—	—	—	20,852	20,852
Consolidated comprehensive income for the period	—	—	—	20,852	20,852

Legal reserve	—	—	121	(121)	—
Share-based payments	—	1,233	—	—	1,233

At December 31, 2011	49,188	20,038	6,407	2,354	77,987
Loss for the period	—	—	—	(21,557)	(21,557)

Consolidated comprehensive income for the period	—	—	—	(21,557)	(21,557)

Share-based payments	—	1,235	—	—	1,235
Other movements	—	—		(881)	(881)

At June 30, 2012	49,188	21,273	—	(20,084)	56,784

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DESCRIPTION OF REPORTING ENTITY AND BUSINESS

        Nova Pontocom Comércio Eletrônico S.A. ("Nova Pontocom"), formerly called Ponto Frio.com Comércio Eletrônico S.A., with main offices in the city of São Paulo, State of São Paulo, is a privately-held corporation. Nova Pontocom is a subsidiary of Companhia Brasileira de Distribuição ("CBD"). As of June 30, 2012, Nova Pontocom was controlled by Via Varejo S.A. ("Via Varejo"), formerly referred to as Globex Utilidades S.A., and indirectly controlled by CBD. CBD is controlled by Casino Guichard-Perrachon S.A.

        Nova Pontocom is engaged in online retail and wholesale sale of goods and products in general through the www.pontofrio.com.br, www.extra.com.br, www.casasbahia.com.br, www.barateiro.com.br websites and the telemarketing channel; imports of goods for resale; provision of promotion and development services and several other products and services dedicated to the consumer in general.

Note 1 Significant accounting policies

1.1   Accounting standards

        The interim condensed consolidated financial statements for the six months ended June 30, 2012 have been prepared in accordance with IAS 34 Interim Financial Reporting.

        The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the consolidated financial statements as of and for the years ended December 31, 2011 and 2012.

        The unaudited interim condensed consolidated financial statements for the six months ended June 30, 2012 were approved by the Directors on July 31, 2014.

Note 2 Supplemental cash flow disclosure

Change in operating working capital

Brazilian R$thousands	June 30, 2011	June 30, 2012
(Increase) Decrease in Inventories	5,034	67,120
Increase (Decrease) in Trade payables	44,018	(265,785)
(Increase) Decrease in Trade receivables	9,690	17,889
(Increase) Decrease in Other non-goods accounts	(77,148)	(27,783)

Change in operating working capital	(18,406)	(208,559)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 Operating profit before gain (loss) from disposal of non-current assets

Revenue

Brazilian R$ thousands	June 30, 2011	June 30, 2012
Product sales	1,239,453	1,411,646
Wholesale	196,450	167,116
Other revenues	12,022	6,436

Net sales	1,447,925	1,585,198

Cost of sales

Brazilian R$ thousands	June 30, 2011	June 30, 2012
Purchases and shipping costs	(1,217,144)	(1,326,594)
Change in inventories	(16,726)	(33,567)

Cost of sales	(1,233,870)	(1,360,161)

Expenses by nature and function

Brazilian R$ thousands	June 30, 2011	June 30, 2012
Employee benefits	(12,127)	(9,633)
Operation of fulfillment centers	(26,470)	(57,693)
Payment processing	(22,392)	(25,134)
Customer service centers	(9,798)	(16,676)
Depreciation and amortization	(3,240)	(3,842)
Other fulfillment costs	(9,062)	(15,246)

Fulfillment	(83,089)	(128,224)

Brazilian R$ thousands	June 30, 2011	June 30, 2012
Employee benefits expense	(2,884)	(3,617)
Online and offline marketing costs	(19,183)	(19,996)
Other marketing costs	(4,747)	(2,791)

Marketing	(26,814)	(26,404)

Brazilian R$ thousands	June 30, 2011	June 30, 2012
Employee benefits	(14,059)	(17,453)
Technology infrastructure	(6,146)	(11,086)
Depreciation and amortization	(837)	(1,175)

Technology and content	(21,042)	(29,714)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 Operating profit before gain (loss) from disposal of non-current assets (Continued)

Brazilian R$ thousands	June 30, 2011	June 30, 2012
Employee benefits expense	(10,477)	(6,153)
Corporate expenses general	(7,221)	(12,911)

General and administrative	(17,698)	(19,064)

Operating lease expense

        Operating lease expenses amounted to R$1,921 at June 30, 2011 and R$3,817 at June 30, 2012.

        The amount of future operating lease payments and minimum lease payments under non-cancellable sub-leases are disclosed in note 18.

Note 4 Financial income and expense

Brazilian R$ thousands	June 30, 2011	June 30, 2012
Sale of credit card receivables	(56,888)	(46,329)
Interest expenses related to financial debt	—	(2,249)
Interest charges due to late payments (suppliers and taxes)	(5,243)	(6,692)
Other financial expenses	(1,217)	(1,441)

Total financial expense	(63,348)	(56,711)
Income related to short-term investments	7	1,052
Discounts received	—	902
Interest income	282	836
Other financial income	—	254

Total financial income	289	3,044

Total finance income and expense, net	(63,059)	(53,667)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5 Taxes

Income tax expense

Analysis of income tax expense

Brazilian R$ thousands	June 30, 2011	June 30, 2012
Current taxes	(638)	(7,652)
Deferred taxes	4,311	16,612

Total income tax expense recognized in the income statement	3,673	8,960

Reconciliation of theoretical and actual tax expense

Brazilian R$ thousands	June 30, 2011	June 30, 2012
Profit (losses) before tax	2,353	(30,517)
Income tax at the nominal rate of 34%	(800)	10,375
Share-based payments	420	420
Non deductible provisions	—	—
Other permanent differences (non deductible/taxable)	4,053	(1,835)

Actual income tax expense	3,673	8,960
Effective tax rate paid by Nova Pontocom	156%	29%

Breakdown of deferred tax assets by source

Brazilian R$ thousands	December 31, 2011	June 30, 2012
Net operating losses	—	10,131
Allowance for doubtful accounts	4,908	8,450
Provision for inventory losses and other provisions	6,798	8,689
Freight refund provisions	4,106	4,499
Marketing provisions	2,057	1,978
Other	764	618

Deferred tax assets	18,633	34,365

        Deferred income and social contribution taxes were recorded based on Nova Pontocom's management's expectation as to the generation of taxable income in the next years allowing the full realization of these amounts, as follows:

Amount
Jul, 2012 to Jun, 2013	5,219
Jul, 2013 to Jun, 2014	6,412
Jul, 2014 to Jun, 2015	22,734

34,365

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6 Cash and cash equivalents

Breakdown

Brazilian R$ thousands	December 31, 2011	June 30, 2012
Short-term investments (i)	124,675	49,732
Cash on hand and bank accounts	8,530	2,493

Cash and cash equivalents	133,205	52,225

(i)
Short-term investments refer to highly liquid Bank Certificate of Deposits—CDB yielding an average rate of 77.23% of the Interbank Certificates of Deposit—CDI (101.3% of the CDI in 2011), which may be redeemed from the issuer at any time with no significant loss in value. These financial investments, as of June 30, 2012, are made in prime Brazilian banks.

Derecognition of financial assets

        Nova Pontocom has set up receivables sale programs with its banks. These programs generally meet the conditions for derecognition of financial assets under IAS 39. Nova Pontocom considers that there is no risk of sold receivables being cancelled by credit notes or being set off against liabilities. The receivables sold under the programs mainly concern services invoiced by Nova Pontocom under contracts with suppliers that reflect the volume of business done with the suppliers concerned. The other risks and rewards associated with the receivables have been transferred to the banks. Consequently, as substantially all the risks and rewards have been transferred at the balance sheet date, the receivables are derecognized.

        During 2011, the amount of sold receivables with no continuing involvement by Nova Pontocom amounted to R$2,638,800. The associated net cost was R$118,681. Sales generally take place throughout the year.

        At December 31, 2011, Nova Pontocom's cash did not include sold receivables with continuing involvement.

        During the first half of 2012, the amount of receivables sold with no continuing involvement by Nova Pontocom amounted to R$1,368,000. The associated net cost was R$46,329. Sales generally take place throughout the year.

        At June 30 2012, Nova Pontocom's cash did not include sold receivables with continuing involvement.

Note 7 Trade receivables

Breakdown

Brazilian R$ thousands	December 31, 2011	June 30, 2012
Credit card companies	59,100	57,203
Accounts receivable legal entities	79,573	74,070
Adjustment to present value	(5,161)	(4,819)
Accumulated impairment losses on trade receivables	(13,912)	(24,852)

Trade receivables	119,600	101,602

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7 Trade receivables (Continued)

Credit card companies

        Credit card sales are receivable from the credit card management companies in Brazil. Credit card payments related to the sale of home appliances are receivable in installments of up to 24 months. Such receivables are sold to banks or credit card companies in order to obtain working capital.

Accounts receivable legal entities

        Receivables related to sales to legal entities (B2B) in installments up to six (6) months.

Adjustment to present value

        Credit sales with the same cash value were carried to their present value on the transaction date, in view of their terms, adopting the monthly average rate of receivables anticipated with credit card companies. In fiscal years 2011 and 2012, these rates ranged from 0.62% to 1.17% per month.

Accumulated impairment losses on trade receivables

Brazilian R$ thousands	December 31, 2011	June 30, 2012
Accumulated impairment losses on trade receivables
Opening balance	(11,349)	(13,912)
Charge	(16,219)	(11,063)
Reversal	13,511	—
Write-off	145	123

Closing balance	(13,912)	(24,852)

        The criteria for recognising impairment losses are set out in note 17 on counterparty risk.

Note 8 Inventories

Brazilian R$ thousands	December 31, 2011	June 30, 2012
Products in warehouses	417,476	345,239
Storage costs	11,999	12,679
Impairment of products held in inventory	(15,902)	(11,465)

Inventories	413,573	346,453

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8 Inventories (Continued)

        The impairment of products held in inventory as of June 30, 2011 and 2012 refer mainly to the percentage of products that will not be sold with a positive margin.

Brazilian R$ thousands	December 31, 2011	June 30, 2012
Accumulated impairment of products held in inventory
Opening balance	(7,056)	(15,902)
Provision accrued	(12,022)	(628)
Reversal of provision	3,176	5,065

Closing balance	(15,902)	(11,465)

        No reversal of unused write-down was recorded in 2011 and 2012.

Note 9 Tax receivables

Brazilian R$ thousands	December 31, 2011	June 30, 2012
State value-added tax on sales and services—ICMS recoverable	81,075	50,826
Social Contribution Tax on Gross Revenue for the Social Integration Program and Social Contribution Tax Gross Revenue for Social Security Financing—PIS/COFINS recoverable	4,500	—
Other recoverable taxes	590	916
Current	86,165	51,742
Taxes on sales
ICMS recoverable	—	28,590
PIS/COFINS recoverable	120,362	134,451
Non current	120,362	163,041

Total	206,527	214,783

        Recoverable taxes will be realized as follows:

Brazilian R$ thousands	June 30, 2012
Up to one year	51,742
2 years	33,181
3 years	47,004
4 years	47,004
> 5 years	35,852

Total	214,783

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10 Property and equipment

Analysis

	December 31, 2011			June 30, 2012
Brazilian R$ thousands	Gross	Depreciation and impairment	Net	Gross	Depreciation and impairment	Net
Leasehold improvements	1,961	(249)	1,712	2,067	(348)	1,719
Machinery and equipment	39,164	(2,244)	36,920	41,831	(3,889)	37,942
Technology equipment	10,572	(2,418)	8,154	11,933	(4,119)	7,814
Facilities	7,624	(566)	7,058	8,577	(970)	7,607
Furniture and fixtures	4,131	(576)	3,555	4,287	(782)	3,505
Vehicles	384	(72)	312	1,214	(111)	1,103
Construction in progress	3,416		3,416	5,040	—	5,040
Other	251	(251)		—	—	—

Property, plant and equipment	67,503	(6,376)	61,127	74,949	(10,219)	64,730

Movements for the period

	Balance at December 31, 2010	Additions	Depreciation	Disposals	Balance at December 31, 2011
Leasehold improvements	1,118	898	(304)	—	1,712
Machinery and equipment	23,139	16,733	(2,952)	—	36,920
Technology equipment	4,073	5,319	(1,238)	—	8,154
Facilities	2,678	5,384	(401)	(603)	7,058
Furniture and fixtures	2,054	1,820	(319)	—	3,555
Vehicles	263	100	(30)	(21)	312
Construction in progress	1,270	3,380	—	(1,234)	3,416
Other	2,671	493	(1,638)	(1,526)	—

Total	37,266	34,127	(6,882)	(3,384)	61,127

	Balance at December 31, 2011	Additions	Depreciation	Disposals	Balance at June 30, 2012
Leasehold improvements	1,712	106	(99)	—	1,719
Machinery and equipment	36,920	3,082	(2,060)	—	37,942
Technology equipment	8,154	695	(1,035)	—	7,814
Facilities	7,058	954	(405)	—	7,607
Furniture and fixtures	3,555	156	(206)	—	3,505
Vehicles	312	829	(38)	—	1,103
Construction in progress	3,416	1,624	—	—	5,040
Other	—	—	—	—	—

Total	61,127	7,446	(3,843)	—	64,730

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10 Property and equipment (Continued)

        Property, plant and equipment were tested for impairment at June 30,2012 using the method described in note 1.3.9 "Significant Accounting Policies" of December 31, 2012, financial statements and no provision for impairment were required.

        Nova Pontocom reviewed the useful lives of its property, plant and equipment and intangible assets in the six month period ended on June 30, 2012 and concluded that no changes need to be made in this period.

Note 11 Intangible assets

Analysis

	December 31, 2011			June 30, 2012
Brazilian R$ thousands	Gross	Amortization	Net	Gross	Amortization	Net
Website development costs	20,622	—	20,622	25,262	—	25,262
Software and licenses	20,478	(3,832)	16,646	30,794	(4,997)	25,797

Intangible assets	41,100	(3,832)	37,268	56,056	(4,997)	51,059

Movements for the period

Brazilian R$ thousands	Website development costs	Software and licenses	Total
At December 31, 2010	10,885	11,129	22,014

Acquisition	9,737	8,828	18,565
Disposals	—	(1,519)	(1,519)
Amortization for the period	—	(1,792)	(1,792)

At December 31, 2011	20,622	16,646	37,268

Acquisition	4,640	10,317	14,957
Disposals	—	(1,166)	(1,166)
Amortization for the period	—	—	—
Reclassifications	—	—	—

At June 30, 2012	25,262	25,797	51,059

        At December 31, 2011 and June 30, 2012, no provision for losses were recorded for intangibles.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12 Trade payables

Breakdown

Brazilian R$ thousands	December 31, 2011	June 30, 2012
Product suppliers	767,934	497,455
Others	29,208	27,821

Trade receivables	797,142	525,276

Note 13 Equity

a)
Capital

        Nova Pontocom is a subsidiary of Via Varejo and of CBD. Nova Pontocom's subscribed and paid-in capital stock as of December 31, 2012, represented by 60,692,838 nonpar, registered, common shares, is R$50,741 (R$50,741 as of December 31, 2011). Capital net of the treasury stock amounts R$49,188.

b)
Treasury stock

        As of December 31, 2011 and June 30, 2012, Nova Pontocom held 276,145 shares, in the amount of R$1,553.

c)
Legal reserve

        It is recorded in accordance with Brazilian Corporate Law and Nova Pontocom's Bylaws, based on 5% of net income of each fiscal year, limited to 20% of the capital.

d)
Shareholders remuneration

        Nova Pontocom's Bylaws establishes the distribution of minimum mandatory dividends of 1% on adjusted net income after recognition of the Legal Reserve, recognition of Reserve for Contingencies and reversal of Reserve for Contingencies recorded in former years.

Note 14 Share-based payments

        Nova Pontocom has a Common stock option plan aiming to: (i) drive the expansion and success in developing Nova Pontocom's corporate purposes, allowing high level managers and employees to purchase shares issued by Nova Pontocom, encouraging their integration with Nova Pontocom; (ii) attract high level managers and employees to provide services to Nova Pontocom, offering them the added advantage of becoming Nova Pontocom shareholders; (iii) align the personal interests of high level managers and employees, providing them, as a form of incentive and added advantage, the chance of becoming Nova Pontocom shareholders; and (iv) stimulate greater integration of these executives and employees with Nova Pontocom's objectives.

        Some executives are eligible to participate in the Plan, as determined by Nova Pontocom's Board of Directors (the "Beneficiaries"). According to the provisions of Article 171, § 3, of Law 6,404/76, there shall be no preemptive rights for granting or exercising the Plan's stock options. Shares resulting from the option exercise shall have the rights set forth in the Plan, in the respective Programs and Agreement, it being understood that the beneficiaries shall always be entitled to receive the dividends that might be distributed due to the subscription or acquisition, as the case may be. Once the

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 Share-based payments (Continued)

Beneficiary exercises the option, the corresponding shares shall be issued through Nova Pontocom's capital increase.

        The Plan became effective after approval by Nova Pontocom's General Meeting and may be cancelled at any time by resolution of the Board of Directors.

        The option can be fully or partially exercised during its term and in the years established in the respective Program. The grant took place on November 8, 2010, as follows:

Potential Dilution of Options	Number of Shares	Strike Price
Tranche 1	141,381	R$	5.49
Tranche 2	20,197	R$	5.81
Tranche 3	20,197	R$	6.11
Tranche 4	20,197	R$	6.13
Tranche 5	20,197	R$	6.14
Tranche 6	20,197	R$	6.15
Tranche 7	20,198	R$	6.15
Tranche 8	20,198	R$	6.14
Number of shares at 12.31.2012 (2)	282,762
Total shares of Nova Pontocom (1)	60,692,838
Potential dilution=(2)/(1)	0.005%

        The fair value of Tranches was calculated based on the Black & Scholes option valuation model considering the following assumptions:

2011 and 2012 Granting data
Restated expected volatility (i)	56.8%
Program duration (years)	50% down payment and 7.14% over 42 months
Risk-free rate	From 10.72% to 11.90%
Fair value of the option on the grant date (per option)	From R$32.86 to R$33.78

(i)
As Nova Pontocom was not a public company expected volatility was estimated from volatility of a comparable listed competitor.

        The table below shows the amounts per lot of shares that would be recognized in Nova Pontocom's results, under operating expenses offset against an increase in shareholders' equity, plus the amounts that would be recognized in subsequent fiscal years.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 Share-based payments (Continued)

        Expenses incurred and to be incurred by Nova Pontocom in the fiscal years ended December 31:

	2010	2011	2012	2013	2014	Total
Tranche 1	4,674	—	—	—	—	4,674
Tranche 2	222	443	—	—	—	665
Tranche 3	111	553	—	—	—	664
Tranche 4	74	445	148	—	—	667
Tranche 5	56	336	280	—	—	672
Tranche 6	45	270	270	90	—	675
Tranche 7	38	226	226	189	—	679
Tranche 8	32	195	195	195	65	682

	5,252	2,468	1,119	474	65	9,378

        The effects of share-based payments made to Nova Pontocom's executives are recognized in line item "Granted options," in accordance with (IFRS 2).

Note 15 Provision for legal claims

        According to current legislation, Nova Pontocom's tax books are subject to a review by the tax authorities, retroactively, for variable periods of time, regarding the federal, state and municipal taxes and labor contributions.

        Contingencies that may result from possible inspections cannot be determined in a certain point in time; thus, Nova Pontocom does not record any provision for lawsuits. Nova Pontocom's management periodically assesses, together with its legal counsel, the risks involved.

        Any changes in the risk assessment related to tax and labor lawsuits may require the recording of a reserve for contingencies.

        The cases assessed by the Legal Counsel as probable losses were provisioned for by Nova Pontocom in the total amount of R$1,226 as of December 31, 2011 and R$1,520 as of June 30, 2012. The contingencies assessed as having a possible likelihood of loss were not provisioned for, totaling R$3,558. These contingencies result from complaints from clients who are not satisfied with the goods received, the delivery date, among others.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16 Financial debt

Current	Interest rate	Maturity	12/31/2011	06/30/2012
BancoSafra (I)	4.5% p.a.	Nov/14	—	6
Debentures (II)	105.35% CDI	Apr/13	—	100,104
CBD—Intercompany			617	—

Total Current			617	100,110

Non-current
Banco do Brasil (I)	4.5% p.a.	Nov/14	84	—
BancoSafra (I)	4.5% p.a.	Nov/14	37	26

Total Non-current			121	26

(I)
Financing related to the purchase of equipment through a financial lease agreement (FINAME LEASING)

Guarantees

The guarantees of these financings are collateralized by the following assets: Retractable stacker for 1,700 kg, and the leased assets part of the lease agreement.

II.
Debentures

On April 12, 2012, Nova Pontocom's Extraordinary General Meeting approved the first issuance of simple debentures in the amount of R$100,000, which shall be the purpose of a public offering on a restricted efforts placement basis, pursuant to Rule no. 476/2009 of the Brazilian Securities and Exchange Commission ("CVM").

        Funds raised through the issuance shall be used to reschedule Nova Pontocom's debt profile.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16 Financial debt (Continued)

        The characteristics and conditions for issuance of the debenture are:

Description	1st Issuance
Issuer	Nova Pontocom Comércio Eletrônico S.A.
Issuance amount	R$100,000,000.00 (one hundred million Brazilian reais).
Allocation of funds	Rescheduling of debt profile.
Type	Unsecured.
Guarantees	Collateral from CBD.
Series	Single series.
Placement method	Limited offer, made on a firm commitment basis for placement of all Debentures.
Unit face value	R$1,000.00 (one thousand Brazilian reais).
Date of issuance	April 25, 2012.
Term	12 months.
Amortization method	Amortization of the whole amount on the maturity date.
Remuneration	Remuneration corresponding to 105.35% (one hundred and five and thirty-five per cent) of the accrued variation of the average daily interbank deposit (DI) rates, based on 252 business days.
Payment of remuneration	Remuneration shall be fully and solely paid on the maturity date.
Renegotiation	None.

Note 17 Fair value of financial instruments

Financial assets and liabilities by category of instrument

        Nova Pontocom's financial instruments are reported in compliance with IAS 39, IAS 32 and IFRS 7. The main financial instruments and their amounts recorded in the financial statements, by category, are the following:

	Consolidated
	Book value		Fair value
	December 31, 2011	June 30, 2012	December 31, 2011	June 30, 2012
Cash and cash equivalents	133,205	52,225	133,205	52,225
Trade receivables	119,600	101,602	119,600	101,602
Related parties—net	(12,261)	(109,818)	(12,261)	(109,818)
Trade payables	(797,142)	(525,276)	(797,142)	(525,276)

Net exposure	(556,598)	(481,267)	(556,598)	(481,267)

        The items above are all in category 1 in fair value hierarchy with no change since 2011.

        The main risks associated with Nova Pontocom's financial instruments are market risks (currency, interest rate and equity risk), counterparty risk and liquidity risk.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17 Fair value of financial instruments (Continued)

Market risk

        In the ordinary course of business, Nova Pontocom is exposed to market risks related to the fluctuation of interest rates and credit risks regarding its installment sales. Nova Pontocom reduces its risk exposure through the monitoring carried out by its executive officers, under supervision of the Board of Directors.

Interest rate risk

        Nova Pontocom's objective is to manage its exposure to the risk of interest rate changes and optimize its financing cost. Nova Pontocom's exposure to interest rate risk is mainly applicable to sale of credit card receivables transactions, detailed in note 6.

        The main objective of Nova Pontocom's capital management is to ensure that Nova Pontocom sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. Nova Pontocom manages the capital structure and makes adjustments taking into account changes in the economic conditions.

        There were no changes as to objectives, policies or processes during the year ended June 30, 2012.

Exposure to currency risk

        Nova Pontocom is exposed to currency translation risk mainly related to foreign suppliers, in other words its balance sheet and income statement, and consequently its financial ratios, are sensitive to change in exchange rates.

Counterparty risk

        Nova Pontocom is exposed to various aspects of counterparty risks in its operating activities, its short-term investment activities and its interest rate and currency hedging instruments. It monitors these risks regularly, using several objective indicators, and diversifies its exposure by dealing with the least risky counterparties (based mainly on their credit ratings and their reciprocal commitments with Nova Pontocom).

COUNTERPARTY RISK RELATED TO TRADE RECEIVABLES

        Nova Pontocom policy consists of checking the financial health of all customers applying for credit payment terms. Customer receivables are regularly monitored and Nova Pontocom's exposure to the risk of bad debts is not material.

        Trade receivables break down as follows by maturity:

		Receivables past due on balance sheet date
Brazilian R$ thousands	Receivables not yet due, not impaired	Receivables not more than one month past due	Receivables between one and three months past due	Receivables more than three months past due	Total	Impaired receivables	TOTAL
December 31, 2011	117,264	2,982	2,460	2,055	7,497	13,912	138,673
June 30, 2012	99,653	1,380	1,686	3,702	6,768	24,852	131,273

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17 Fair value of financial instruments (Continued)

        Receivables past due but not impaired can vary substantially in length of time overdue depending on the type of customer, i.e. private companies, consumers or public authorities. Impairment policies are determined on an entity-by-entity basis according to customer type. As indicated above, Nova Pontocom believes that it has no material risk in terms of credit concentration.

COUNTERPARTY RISK RELATED TO OTHER ASSETS

        Other assets, mainly comprising tax receivables, and repayment rights are neither past due nor impaired.

        Credit risk on other financial assets—mainly comprising cash and cash equivalents, available-for-sale financial assets and certain derivative financial instruments—corresponds to the risk of failure by the counterparty to fulfil its obligations. The maximum risk is equal to the instruments' carrying amount. Nova Pontocom's cash management policy consists of investing cash and cash equivalents with first-class counterparties and in first-class rated instruments.

Liquidity risk

        Nova Pontocom's liquidity policy is to ensure, as far as possible, that it always has sufficient liquid assets to settle its liabilities as they fall due, in either normal or impaired market conditions.

        The main methods used are:

  •
  diversifying sources of financing: public and private capital markets, banks (confirmed and non-confirmed facilities), commercial paper, discounting;

  •
  diversifying currencies of financing: euro or dollar;

  •
  maintaining a level of confirmed financing facilities significantly in excess of Nova Pontocom's liabilities at any time;

  •
  limiting the amount of annual repayments and proactive management of the repayment schedule;

  •
  managing the average maturity of financing facilities and, where appropriate, refinancing them before they fall due.

Equity risk

        Nova Pontocom did not hold any significant interests in listed companies other than its subsidiaries, which are non-public entities.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 Off-balance sheet commitments

Lease commitments

Operating leases where Nova Pontocom is lessee

        The present value of future minimum payments under non-cancellable operating leases breaks down as follows:

OPERATING LEASES ON PROPERTY WHERE NOVA PONTOCOM IS LESSEE

	Future minimum lease payments
Brazilian R$ thousands	December 31, 2011	June 30, 2012
Due within one year	15,472	39,377
Due in one to five years	6,933	53,704

Total	22,405	93,081

        Nova Pontocom holds the right of surface use of the distribution centers (CD) located in the cities of Barueri, Cajamar, Guarulhos (SP) and Irajá (RJ) for the period of 120 months, renewable for equal and consecutive periods. According to this rental contract, Nova Pontocom shall pay the monthly amount of R$3,817, restated annually based on the General Market Price Index (IGP-M), in compliance with the contracts.

        The non-cancellable minimum operating lease payments refer to the period of contract in normal course of operation. Lease transactions refer substantially to the distribution centers, corporate headquarters and IT equipment.

Note 19 Related party transactions

Transactions with related parties

        Balances with related parties whose transactions complied with conditions agreed between the parties are stated as follows:

	December 31, 2011		June 30, 2012
	Via Varejo	CBD	Via Varejo	CBD
Assets
Other accounts receivable	93	—	—	—
Accounts receivable (i)	—	14,203	—	14,524
Current liabilities
Refund of expenses (ii)	(19)	—	(1,168)	—
Loans	—	(617)	—	(89,539)
Purchase of goods (iii)	—	(64)	—	—
Non current liabilities
Refund of expenses (ii)	—	(25,857)	—	(33,635)

(i)
Refers to accounts receivable against CBD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 19 Related party transactions (Continued)

(ii)
Refund of expenses arising from the use of infrastructure, mainly, of normal costs and expenses proportional to the respective use.

(iii)
Transaction related to purchase of goods in installments. Conditions for these transactions were agreed upon by the parties.

Trademark use license agreement

        In 2009, Nova Pontocom and Via Varejo entered into a trademark use license agreement for the use of trademarks between Via Varejo and Nova Pontocom, with a term of 99 years non-remunerated for the whole period Via Varejo holds the ownership control of Nova Pontocom.

Key personnel compensation

	June 30, 2011	June 30, 2012
Management compensation	8,759	12,054
Social security charges	1,551	2,245

Total	10,310	14,299

        Nova Pontocom does not provide post-employment benefits, severance benefits, or other long-term benefits to Management or other employees.

Note 20 Subsequent events

1.
On October 17, 2013, CBD, Via Varejo and some shareholders of Nova Pontocom arranged the purchase and sale of shares issued by Nova Pontocom, through which CBD acquired shares owned by Via Varejo representing 6.20% of the capital stock and by minority shareholders corresponding to 1.96% of the capital stock. As a result of these transactions, Nova Pontocom's capital is broken down as follows: CBD owns 52.06% of the shares, Via Varejo owns 43.90%, and the remaining balance of 4.04% is owned by minority shareholders.

  On May 6, 2014, the executive boards of CBD and Via Varejo ("Companies") submitted to the boards of directors of the Companies a project that had been discussed with the executive board of the controlling shareholder Casino involving the combination of the eCommerce activities conducted by the Companies through Nova Pontocom and the eCommerce activities conducted by Casino through Cdiscount in France and also in Colombia (in partnership with Éxito, a subsidiary of Casino) and in Asia (in partnership with Big C Thailand and Big C Vietnam, also subsidiaries of Casino) (the "Project").

  The Project provides for the creation of a single international holding company ("NewCo") to integrate the eCommerce activities currently conducted by Nova and Cdiscount into NewCo. The Project also considers the possibility of listing the stock issued by NewCo on the stock exchange of the United States of America, depending on market conditions and other factors.

  The Project provides for a governance structure for NewCo that is expected to maintain the rights and relationships that currently exist between the Companies and Nova Pontocom, particularly with regard to the existing synergies and to the integration between the eCommerce and brick-and-mortar activities.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20 Subsequent events (Continued)

  After analyzing the Project to combine the eCommerce activities conducted by the Companies, the Special Committees issued a favorable recommendation for the implementation of the Combination of the eCommerce Businesses, considering the following elements: (a) the commercial interests of the Companies in eCommerce activities will be preserved; and (b) the potential to create value for the Companies and their shareholders by integrating the eCommerce activities currently conducted by Nova Pontocom and Cdiscount into one of the world's largest eCommerce companies, incorporated in accordance with the laws of the Netherlands, under the name Cnova N.V.

  In view of the approvals given by the Board of Directors of the Companies and the other parties involved, Cnova filed a registration statement (Form F-1) with the U.S. Securities and Exchange Commission (SEC), which is available on the website of the SEC (www.sec.gov).

  On June 4, 2014, CBD and Via Varejo, in addition to the joint Notice of Material Fact released on May 6, 2014 ("Notice of Material Fact") informed their shareholders and the market that, given the favorable recommendation of the Special Committees, the Board of Directors of the Companies approved the implementation of the eCommerce business combination developed by the Companies through Nova Pontocom with the eCommerce business developed by the controlling shareholder Casino, through Cdiscount S.A. and Cdiscount affiliates.

  On July 24, 2014 CBD and Via Varejo, in addition to the joint Notices of Material Fact released on May 6 and June 4, 2014 informed their shareholders and the market that, in connection with the eCommerce Business Combination, the corporate reorganization involving Nova Pontocom was completed on such date and Nova Pontocom's eCommerce activities were entirely transferred to Cnova.

2.
As of April 30, 2013, Nova Pontocom settled the first issuance of debentures through the payment of R$107,838.

Cnova N.V.

        Through and including                        , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.    Indemnification of Directors and Officers

        Although Dutch law does not expressly provide for the indemnification of officers and directors, the concept of indemnification of directors of a company for liabilities arising from their actions as members of the board is, in principle, accepted in the Netherlands. Our Articles of Association provide that we will indemnify our current and former directors and Co-CEOs against any financial losses or damages incurred by such person and any expense reasonably paid or incurred by such person in connection with any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative and whether formal or informal in which such person becomes involved, to the extent relating to his position if such person did not perform his duties properly and there is no insurance coverage for such financial losses, damages and expenses. In addition, upon completion of this offering, we may enter into indemnification agreements with our directors and officers. We also intend to purchase and maintain insurance on behalf of our directors and officers to insure them against such liabilities, expenses and claims.

        Reference is made to Section        of the underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, which will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    Recent Sales of Unregistered Securities

        There have been no transactions during the preceding three fiscal years involving sales of our securities without registration under the Securities Act of 1933, as amended.

Item 8.    Exhibits and Financial Statement Schedules

  (a)
  See Exhibit Index beginning on page II-6 of this registration statement.

        The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of "materiality" that are different from "materiality" under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

        We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

  (b)
  Financial Statement Schedules

        All schedules have been omitted because they are not required, are not applicable or the required information is otherwise set forth in the consolidated financial statements or related notes thereto.

Item 9.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  1.
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  2.
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  3.
  For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  4.
  For the purpose of determining any liability under the Securities Act, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    i.
    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    ii.
    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    iii.
    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    iv.
    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France on October 6, 2014.

Cnova N.V.
By:	/s/ VITOR FAGÁ DE ALMEIDA
	Name:	Vitor Fagá de Almeida
	Title:	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name		Title	Date

* Germán Quiroga		Co-Chief Executive Officer (Principal Executive Officer) and Director	October 6, 2014
* Emmanuel Grenier		Co-Chief Executive Officer	October 6, 2014
* Ronaldo Iabrudi dos Santos Pereira		Director	October 6, 2014
* Arnaud Strasser		Director	October 6, 2014
/s/ FERNANDO TRACANELLA Fernando Tracanella		CFO and HR Director, Nova Pontocom	October 6, 2014
/s/ VITOR FAGÁ DE ALMEIDA Vitor Fagá de Almeida		Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 6, 2014
/s/ NICOLAS WOUSSEN Nicolas Woussen		Deputy CEO, Finance, Legal and HR, Cdiscount	October 6, 2014
*By:	/s/ FERNANDO TRACANELLA Fernando Tracanella Attorney-in-fact

AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act the undersigned has caused this Registration Statement to be signed solely in the capacity as the duly authorized representative of Cnova N.V. in the United States on October 6, 2014.

PUGLISI & ASSOCIATES
By:	/s/ DONALD J. PUGLISI
	Name:	Donald J. Puglisi
	Title:	Managing Director

EXHIBIT INDEX

        The following documents are filed as part of this registration statement:

1.1	Form of Underwriting Agreement*
3.1	English translation of Amended and Restated Articles of Association of Cnova N.V.#
4.2
Special Voting Agreement, among the Voting Depositary, Cnova N.V., Casino, Guichard-Perrachon S.A., Companhia Brasileira de Distribuição, Via Varejo S.A., Almacenes Éxito S.A., in the presence and acknowledgement of Marneylectro B.V., Marneylectro S.à r.l. and Nova Pontocom Comércio Eletrônico S.A.*
4.3	Registration Rights Agreement among the Registrant and the other parties thereto*
5.1	Opinion of NautaDutilh N.V., Dutch counsel to Cnova N.V., as to the validity of the ordinary shares being issued*
10.1	Cnova 2014 Omnibus Incentive Plan*
10.2	Form of Deferred Stock Unit Award Agreement*
10.3	Form of Stock Appreciation Right Award Agreement*
10.4	English translation of the Development and Management Agreement, dated November 19, 2012, between Go Sport France S.A. and Cdiscount S.A.#
10.5	English translation of the Logistics Service Agreement, dated January 24, 2013, between Easydis S.A.S. and Cdiscount S.A.#
10.6	English translation of the First Amendment, dated May 16, 2014, to the Logistics Service Agreement, dated January 24, 2013, between Easydis S.A.S. and Cdiscount S.A.#
10.7	English translation of the Second Amendment, dated May 16, 2014, to the Logistics Service Agreement, dated January 24, 2013, between Easydis S.A.S. and Cdiscount S.A.#
10.8	English translation of the Cooperation Agreement, dated December 30, 2011, between Banque du Groupe Casino S.A. and Cdiscount S.A.#
10.9	English translation of the First Amendment, dated December 20, 2012, to the Cooperation Agreement, dated December 30, 2011, between Banque du Groupe Casino S.A. and Cdiscount S.A.#
10.10	English translation of the Second Amendment, dated June 28, 2013, to the Cooperation Agreement, dated December 30, 2011, between Banque du Groupe Casino S.A. and Cdiscount S.A.#
10.11	English translation of the Joint Venture Agreement, dated June 13, 2012, among Banque du Groupe Casino S.A., C2C-Cartes et Crédits à la Consommation S.A. and Cdiscount S.A.#
10.12	English translation of Agency Agreement, dated January 10, 2008, between Casino International S.A.S. and Cdiscount S.A.#
10.13	Sogecash International Pooling Service Agreement, dated November 25, 2013, between Société Générale S.A., Polca Holding S.A. and the entities participating in the cash pooling#
10.14	Cash Pooling Agreement, dated July 1, 2014, between Polca Holding S.A. and Cnova N.V.#
10.15	English summary of the Bacalan Sublease Agreement, dated March 27, 2014, between Casino, Guichard-Perrachon S.A. and Cdiscount S.A.#

10.16	English summary of the Cestas Commercial Lease Agreements, dated March 26, 2013, April 20, 2010 and February 7, 2014, by and between Cdiscount S.A., as lessee, and respectively Genepierre S.C.P.I. & Gene-Entreprise S.C.P.I., Pref 24 S.A.S. and Parcolog Bordeaux Cestas S.C.I., as lessors#
10.17	English translation of the Commercial Partnership Agreement, dated May 14, 2014, between Cdiscount S.A. and E.M.C. Distribution S.A.S.#
10.18	English translation of Pick-Up Point Agreement Regarding P30 Packages, dated January 1, 2013, between Cdiscount S.A. and Distribution Casino France S.A.S.#
10.19	English translation of the Amendment, dated May 16, 2014, to the Pick-Up Point Agreement Regarding P30 Packages, dated January 1, 2013, between Cdiscount S.A. and Distribution Casino France S.A.S.#
10.20	English translation of Pick-Up Point Agreement Regarding M30 Packages, dated January 1, 2013, between Cdiscount S.A. and Distribution Casino France S.A.S.#
10.21
English translation of the First Amendment, dated January 1, 2013, to the Pick-Up Point Agreement Regarding M30 Packages, dated January 1, 2013, between Cdiscount S.A. and Distribution Casino France S.A.S.#
10.22
English translation of the Second Amendment, dated May 16, 2014, to the Pick-Up Point Agreement Regarding M30 Packages, dated January 1, 2013, between Cdiscount S.A. and Distribution Casino France S.A.S.#
10.23	English translation of Pick-Up Point Agreement Regarding P30 Packages, dated May 16, 2014, between Cdiscount S.A and Franprix Leader Price Holding S.A.S.#
10.24	English translation of Pick-Up Point Agreement Regarding M30 Packages, dated May 16, 2014, between Franprix Leader Price Holding S.A.S. and Cdiscount S.A.#
10.25	English translation of Logistics Service Agreement, dated July 16, 2013, between CCV, S.N.C. and Cdiscount S.A.#
10.26	English translation of the First Amendment, dated May 16, 2014, to the Logistics Service Agreement, dated July 16, 2013, between CCV, S.N.C. and Cdiscount S.A.#
10.27	English translation of the Second Amendment, dated May 16, 2014, to the Logistics Service Agreement, dated July 16, 2013, between CCV, S.N.C. and Cdiscount S.A.#
10.28	English translation of the Finlandek Licensing Agreement, dated May 16, 2014, between Casino, Guichard-Perrachon S.A. and Cdiscount S.A.#
10.29	English translation of the Supply Agreement, dated May 19, 2014, between Cdiscount S.A. and EMC Distribution S.A.S.#
10.30	English translation of the Commercial Partnership Agreement, dated May 19, 2014, between Cdiscount S.A. and Distribution Casino France S.A.S.#
10.31	English translation of the Commercial Partnership Agreement, dated May 19, 2014, between Cdiscount S.A. and Distribution Casino France S.A.S.#
10.32	Management Support and Strategic Advisory Agreement dated June 4, 2014, among Casino, Guichard-Perrachon S.A., Euris S.A.S. and Cnova N.V.#
10.33	English translation of Lease Agreement, dated July 1, 2011, between Via Varejo S.A. (formerly known as Globex Utilidades S.A.), as lessor, and Nova Pontocom Comércio Eletrônico S.A., as lessee#

10.34	English translation of Lease Agreement, dated June 7, 2013, between Via Varejo S.A., as sublessor, Casa Bahia Comercial Ltda., as consenting party, and Nova Pontocom Comércio Eletrônico S.A., as lessee#
10.35
English translation of Lease Agreement, dated May 13, 2011, between Casa Bahia Contact Center Ltda., as sublessor, Casa Bahia Comercial Ltda., as consenting party, and Nova Pontocom Comércio Eletrônico S.A., as lessee#
10.36
English translation of the First Amendment, dated October 1, 2011, to the Lease Agreement, dated May 13, 2011, between Casa Bahia Contact Center Ltda., as sublessor, Casa Bahia Comercial Ltda., as consenting party, and Nova Pontocom Comércio Eletrônico S.A., as lessee#
10.37	English translation of Intercompany Loan Agreement, dated July 18, 2011, between Companhia Brasileira de Distribuição and Nova Pontocom Comércio Eletrônico S.A.#
10.38	English translation of the First Amendment to the Intercompany Loan Agreement, dated October 17, 2013, between Companhia Brasileira de Distribuição and Nova Pontocom Comércio Eletrônico S.A.#
10.39	Guaranty Agreement, dated April 29, 2014, among Companhia Brasileira de Distribuição, Nova Pontocom Comércio Eletrônico S.A., Via Varejo S.A. and Apple Computer Brasil Ltda.#
10.40	English translation of Operational Agreement, dated October 17, 2013, among Nova Pontocom Comércio Eletrônico S.A., Via Varejo S.A. and Companhia Brasileira de Distribuição#
10.41
English translation of First Amendment to the Operational Agreement, dated July 24, 2014, among Nova Pontocom Comércio Eletrônico S.A., Companhia Brasileira de Distribuição, Via Varejo S.A., CNova Comércio Eletrônico S.A. and Cnova N.V.#
10.42
English translation of Management Undertakings Agreement, dated July 23, 2014, among Nova Pontocom Comércio Eletrônico S.A., Germán Quiroga Pasquale Vilardo, Eduardo Khair Chalita, CNova Comércio Eletrônico S.A. and Cnova N.V.#
10.43
Framework and IPO Agreement, dated July 11, 2014, among Casino, Guichard-Perrachon S.A., Companhia Brasileira de Distribuição, Via Varejo S.A., Nova Pontocom Comércio Eletrônico S.A., Bruxelas Empreendimentos e Participações S.A. and Cnova N.V.#
10.44	Cnova Contribution Agreement, dated July 24, 2014, among Cnova N.V., Casino, Guichard-Perrachon S.A., Almacenes Éxito S.A. and Marneylectro B.V.#
10.45	Form of Indemnification Agreement between the Registrant and its directors and executive officers*
10.46	English translation of Indemnification Agreement, dated July 21, 2014, between Nova Pontocom Comércio Eletrônico S.A. and CNova Comércio Eletrônico S.A.#
10.47	Trademark License Agreement, dated July 24, 2014, between Companhia Brasileira de Distribuição and CNova Comércio Eletrônico S.A.#
10.48	Trademark License Agreement, dated July 24, 2014, between Via Varejo S.A. and CNova Comércio Eletrônico S.A.#
21.1	List of subsidiaries*
23.1	Consent of Ernst & Young Audit, Independent Registered Public Accounting Firm
23.2	Consent of Ernst & Young Auditores Independentes S.S., Independent Registered Public Accounting Firm

23.3	Form of Consent of NautaDutilh N.V. (included in Exhibit 5.1)*
24.1	Powers of attorney (included on signature page to the registration statement)#
24.2	Powers of attorney#
24.3	Power of attorney
99.1	Consent of Jean-Charles Naouri as director nominee#
99.2	Consent of Ronaldo Iabrudi dos Santos Pereira as director nominee#

*
To be filed by amendment.

#
Previously filed.